Exhibit 99.3

ICON plc and Subsidiaries

Consolidated Financial Statements

Year ended 31 December 2022

Registered number    145835

Directors’ Report and Consolidated Financial Statements

Directors’ and Other Information

Directors	Ciaran Murray (Irish – Chair)
Dr. Steve Cutler (Australian – Chief Executive Officer)
Rónán Murphy (Irish – Non-Executive)
Dr. John Climax (Irish – Non-Executive)
Joan Garahy (Irish – Non-Executive)
Eugene McCague (Irish – Non-Executive)
Julie O'Neill (Irish – Non-Executive)
Dr. Linda Grais (American - Non-Executive)

Company secretary	Diarmaid Cunningham

Registered office	South County Business Park
Leopardstown
Dublin 18

Auditor	KPMG
1 Stokes Place
St. Stephen’s Green
Dublin 2

Solicitors	A & L Goodbody
International Financial Services Centre
North Wall Quay
Dublin 1

Cahill Gordon & Reindel LLP
32 Old Slip
New York
NY 10005
USA

Registrars	Computershare Investor Services (Ireland) Limited
3100 Lake Drive
Citywest Business Campus
Dublin 24

Bankers	Citibank
Canada Square
Canary Wharf
London E14 5LB
United Kingdom

JP Morgan Chase Bank N.A.
4 New York Plaza
New York
NY 10004
USA

Directors’ Report
The Directors present their report and audited Consolidated and Company Financial Statements of ICON plc (“the Company”, “ICON”, "we", "our" or "us"), a public limited company incorporated in the Republic of Ireland, and its subsidiary undertakings (“the Subsidiaries”), with the Company and the Subsidiaries being together (“the Group”) for the year ended 31 December 2022.

The Company’s ordinary shares are traded on the NASDAQ market. The Company is considered a foreign private issuer in the U.S. and accordingly it is not subject to the same ongoing regulatory requirements as a U.S. registered company with a primary listing on the NASDAQ market.

These Consolidated and Company Financial Statements (together “the financial statements”) for the year ended 31 December 2022 are prepared in accordance with IFRS as adopted by the EU and meet the reporting requirements pursuant to Irish Company Law. In addition to the Consolidated Financial Statements contained in this annual report, we also prepare separate consolidated financial statements on Form 20-F pursuant to the rules and regulations of the U.S. Securities and Exchange Commission ("SEC") and in accordance with accounting principles generally accepted in the United States (U.S. GAAP). The Form 20-F (under U.S. GAAP) is a separate document, a copy of which may be obtained from the Company’s website www.iconplc.com. IFRS differs in certain respects from U.S. GAAP, details of which are set out on pages 149 to 153 of this annual report.

Principal activities, business review and future developments

ICON is a clinical research organisation (“CRO”), founded in Dublin, Ireland in 1990. Over thirty years we have grown significantly to become a leading global provider of outsourced development and     services to pharmaceutical, biotechnology, medical device and government and public health organisations. Our mission is to improve the lives of patients by accelerating the development of our customers’ drugs and devices through innovative solutions.

We are a public limited company in Ireland and operate under the Irish Companies Acts. Our principal executive office is located at: South County Business Park, Leopardstown, Dublin 18, Republic of Ireland. The contact telephone number of this office is +353 1 2912000. Our website is www.iconplc.com.

The Group specialises in the strategic development, management and analysis of programmes that support all stages of the clinical development process from compound selection to Phase I-IV clinical studies. Our service offering includes clinical development, functional outsourcing and laboratory services. Our clinical development services include all phases of development (Phases I-IV), peri and post approval, data solutions and site and patient access services. Our laboratory services include a range of high value testing services, including bionanalytical, biomarker, vaccine, good manufacturing practice ("GMP") and central laboratory services. We also offer full-service and functional service partnerships to our customers.

Since ICON was founded, the Company has expanded through organic growth, together with a number of strategic acquisitions to enhance its expertise and capabilities in certain areas of the clinical development process and to broaden the service portfolio and add scale to existing services. On 1 July 2021, the Company completed the Acquisition of PRA Health Sciences, Inc. ("PRA") ("the Acquisition") by means of a merger whereby Indigo Merger Sub, Inc., a Delaware corporation and subsidiary of ICON, merged with and into PRA, the parent of the PRA Health Sciences Group ("the Merger"). Upon completion of the Acquisition, PRA and its subsidiaries became wholly owned subsidiaries within the ICON Group. The financial statements presented herein reflect the results of the combined Company since the Merger completion on 1 July 2021. The results of PRA in the period prior to 1 July 2021 are not reflected other than clearly stated & required by GAAP in these financial statements.

The acquisition of PRA has transformed the scale and capabilities of the Company. The combined Company leverages its enhanced operations to transform clinical trials and accelerate biopharma customers’ commercial success through the development of much needed medicines and medical devices. The new ICON has a renewed focus on leveraging data, applying technology and accessing diverse patient populations to speed up drug development.

The Group believes that it is one of a select number of CROs with the expertise and capability to conduct clinical trials in most major therapeutic areas on a global basis and has the operational flexibility to provide development services on a stand-alone basis or as part of an integrated “full service” solution.

At 31 December 2022, the Group had approximately 41,100 employees, in 111 locations in 53 countries, creating one of the world's most advanced healthcare intelligence and clinical research organisations. During the year ended 31 December 2022, the Group derived approximately 46.1%, 46.6% and 7.3% of its revenue in the United States, Europe and Rest of World, respectively.

Directors’ Report (continued)
We have achieved strong growth since our foundation in 1990, as a global provider of outsourced development and commercialization services to pharmaceutical, biotechnology, medical device and government and public health organisations. We focus our innovation on those factors that are critical to our clients - reducing time to market, reducing cost and increasing quality. Our global team has extensive experience in a broad range of therapeutic areas. ICON has been recognized as one of the world's leading CROs through a number of high-profile industry awards (see www.iconplc.com/awards).

As our market has evolved, biopharmaceutical companies are tackling productivity challenges, increasing budget constraints and greater demands to demonstrate product value; all of which are placing increased pressure on their revenues and levels of profitability. However, these trends have generally been positive for CROs, as continued outsourcing has been adopted by these companies as they seek to create greater efficiencies in their development processes, convert previously fixed costs to variable, and accelerate time to market for new treatments.

Regulatory and reimbursement pressures will increase the emphasis on late stage (post marketing) research, while increasing requirements to demonstrate the economic value of new treatments. As a result, outcomes and comparative effectiveness research will most likely be required in order to secure on-going product reimbursement. Furthermore, we believe advances in molecular biology and genetics will drive further growth in innovation in the long term which in turn should create further growth opportunities for both biopharma companies and their outsource development partners.

We expect that continued outsourcing will be a core strategy of clients in the near term as they respond to the increased pressures on their revenues and profitability. Larger clients were the first to form strategic partnerships with global CROs in an effort to reduce the number of outsource partners with whom they engage and to reduce inefficiencies in their current drug development models. More recently we have seen the increasing adoption of this partner model with mid-tier pharmaceutical and biotechnology firms as they also seek to drive development efficiencies. As outsourcing penetration increases, we believe clients may seek a greater level of integration of service offerings from CROs, although some will continue to purchase services on a stand-alone basis. Creating greater connectivity and “seamlessness” between our services and the sharing of “real-time” clinical, operational and “real world” data with clients will therefore become increasingly important for CROs. ICON will seek to benefit from this continued outsourcing by clients to grow our business by increasing market share with our existing client base and adding new clients within the Phase I-IV outsourced development services market; the aim being to ensure we will be considered for all major Phase I-IV projects.

Delivery of our mission and strategy is focused on our four strategic pillars, being (i) Patient Access & Engagement (ii) Career Development & Employer of choice (iii) Enduring Customer Partnerships and (iv) Healthcare Intelligence & Applied Innovation.

Our strategy is focused on the following areas:

Directors’ Report (continued)
Patient Access & Engagement

ICON has a focused patient, site and data strategy, which is helping us to improve site identification, study placement and patient recruitment and retention.

Accellacare is ICON's global clinical research network offering customers a wide range of stand-alone and integrated solutions at the site or in patients' homes as part of decentralized trials. Our patient centric approach accelerates study start-up and increases patient recruitment and retention for pharmaceutical, biotechnology and medical device industries.

The Accellacare Site Network encompasses more than 76 sites across 6 countries covering the United States and Europe. Accellacare offers a quality focused clinical research infrastructure delivering value and benefits to sponsors. Accellacare supports customers with faster start-up. The time from site selected to site initiation visit is on average 30% faster when compared to other sites. Also, Accellacare achieves an average of 40% more patients per site when compared to other sites.

Accellacare In-Home Services takes study visits directly to patients where they live, work, study or play in all phases and therapeutic areas of clinical trials. By bringing trial visits directly to patients, we ease the burden of participating in clinical research to increase patient recruitment, retention and diversity. Accellacare In-Home Services has experience in more than 400 clinical trials, tailoring our services to fit each study's specific requirements across more than 55 countries. This cohesive approach is leading to higher patient recruitment and retention rates. Accellacare is also achieving faster study start-up for its customers through efficiencies gained in central process management including budget and contracting, which can otherwise be a source of delay. This combined with a finely tuned feasibility approach allows the network to identify and recruit more patients to studies, in a wide range of therapeutic areas, in a shorter time frame. Accellacare is an important part of the integrated patient, site and data strategy, helping us to improve patient recruitment and retention. Through Accellacare we are committed to delivering on the promise of patient centricity in clinical research. It is also providing investigators with innovative treatments for their patients with a quality-focused clinical research infrastructure supported by experienced professionals globally.

In 2021, Accellacare entered new partnerships with six research sites across four countries, expanding its global footprint and capabilities. Agreements with Asclepes Research and Olympian Clinical Research in the U.S., Curiositas ad Sanum and Intermed in Germany, Quironsalud in Spain, and KO-MED in Poland. Through these new partnerships, Accellacare is also enhancing its capability in the central nervous system (CNS) and immune-inflammation therapeutic areas.

In 2022 the continued expansion of the Accellacare Site Network increases access and engagement with investigative sites and its patients, with the goal of faster recruitment and reducing the overall time and cost associated with drug development for customers. Accellacare now has access to more than 9 million patients.

Finding and engaging suitable patients to conduct clinical trials is one of the biggest issues facing the drug development industry today. Less than 1% of the U.S. population participates in clinical trials and the performance of investigative sites that do take part in research is uneven, hard to predict and many trials do not meet the initial recruitment goals. The current market challenge in patient enrollment creates an opportunity for ICON to differentiate its service offering and we are working to reduce patient recruitment times through enhanced site and investigator selection based on key performance metrics and through use of our proprietary FIRECREST technology which is used to train and support sites during the development process. Our Accellacare and Oncacare site network alliances enhances our ability to enroll patients onto the clinical studies we perform. We have also developed strategic alliances with investigator site groups and healthcare systems in all major global research markets. In partnership with others, we are pioneering patient recruitment solutions that leverage cognitive computing to transform clinical trial matching and allow a data-driven approach to deliver the right patients for trials. One Search is our intuitive, integrated workflow and interrogation tool that enables access to multiple data sources and provides the visualization and tools necessary for optimum site identification based on ICON and industry data of capability, experience and performance. Scoring on enrollment performance, speed of start-up and quality supports better site selection.

Directors’ Report (continued)
Career Development & Employer of choice

People have long been central to our mission to improve the lives of patients by accelerating the development of our customers’ drugs and devices through innovative solutions. We encourage our people to bring flexibility, innovation, and determination to every situation. By doing so, our people can build exciting and rewarding careers, and deliver results to bring life-changing medicines to market and to maintain our success as an industry leader.

Our leadership and talent programs contribute to the enhanced retention of our employees, better project deliverables for our customers and the enhanced financial performance of the business.

We aim to be an industry leader: a Company where talented people come to do important work, a place where our employees can shape the future of healthcare, grow their careers, and reach their full potential. We have long held a deep commitment to cultivating strong people practices. This includes competitive total rewards packages along with a focus on continuous learning. We nurture a culture of development and aim to boost engagement by supporting our people’s growth, both personally and professionally. We are dedicated to finding opportunities for our employees to grow and develop.

Our success depends on the knowledge, capabilities, and quality of our people. To improve their skills, we are committed to providing continuous learning. This commitment is underpinned by clearly defined competencies, which offer employees a clear path along which to develop skills and advance their careers.

To support employees at every stage of their career journeys, training and development programs are aimed at advancing scientific, technical, and business knowledge. Programs include tailored CRA academies and a range of project management curricula, therapeutic-focused programs, and people leader development programs.

Enduring Customer Partnerships

We continue to focus on expanding and deepening our partnerships with existing customers, while also developing new customer relationships.

Strategic client relationships will increasingly manifest themselves in many different forms. Many of these relationships will require innovative forms of collaboration across ICON service areas and departments and will therefore require increased flexibility to offer services on both a standalone functional basis and as part of a fully integrated service solution. To support this objective, we continue to evolve our collaboration and delivery models, invest in technology that will enable closer data integration across our service areas and enhance our project and program management capabilities.

To meet the evolving needs of both our existing and new clients we continue to enhance our capabilities through both organic service development and targeted acquisitions.
During the year, we continued to enhance our scientific and therapeutic expertise to support our customers in specific areas including oncology, orphan and rare diseases, CNS, dermatology, infectious disease and women's health.
ICON has extensive experience in vaccine clinical development for commercial businesses, governments and NGOs, having participated in over 160 vaccine studies in the past five years. This experience enabled us to play a significant role in the search for vaccines and treatments for COVID-19. ICON is currently or has conducted a total of over 130 COVID-19 related trials.

Of particular note was our work in partnering with Pfizer and BioNTech on their investigational COVID-19 vaccine program - the first to announce positive efficacy results from a Phase 3, late-stage study of a COVID-19 vaccine and to receive Emergency Use Authorization in individuals 16 years of age or older from the U.S. Food and Drug Administration.
ICON mobilized a large global team of therapeutic and operational specialists to partner on the implementation of Pfizer‘s and BioNTech’s strategic plan and framework for the monitoring of the trial, which included a high level of remote clinical monitoring and source data verification in addition to on-site monitoring, safeguarding data quality and integrity in the evolving pandemic environment. The team combined the benefits of full service and functional service provider clinical operating models to increase efficiency and ensure rapid study start-up.
ICON worked with 153 sites in the US, Europe, South Africa and Latin America to ensure the recruitment of more than 44,000 trial participants over a four-month period in late 2020. ICON provided site training, document management and operational support for patient Informed Consent Form review, coordinated eConsent in most countries, and assisted with clinical supply management services. Achieving the unprecedented trial timelines, while maintaining high standards of quality, undertaken in response to the pandemic required collaboration and strong communication between the ICON and companies’ project teams.

Directors’ Report (continued)
We continue to target growth in under-penetrated CRO market segments. Penetration within medical device companies has lagged that of bio-pharma firms but is beginning to accelerate. EU regulatory reform enacted in 2017 has been a further catalyst to growth in this segment as it included stricter requirements to perform clinical evaluations and post-sale surveillance. In early 2020, ICON acquired MedPass which has further enhanced our value offering in this area.

We also invested significantly in our site and patient network (Accellacare), and consider our expertise and offering in this area as one of our strategic pillars effective from 2021.

Healthcare Intelligence & Applied Innovation
Innovation at ICON is focused on the factors that are critical to our clients. We develop integrated technologies to significantly enhance the efficiency and productivity of clients’ drug and device development programs, providing true transparency across all areas of a study.

ICON is focused on applying innovation that can help our customers improve their development outcomes. We are focusing this innovation in three critical areas: improving clinical trial design and execution; faster and more predictable patient recruitment; and evolving clinical trials to be more patient centric which includes data collection and analysis directly from patient’s digital devices. Our approach to developing solutions to these challenges incorporates partnering with best-in-class technology providers but is also supported by a suite of differentiated ICON proprietary technologies.

We have continued to invest in building our capabilities in the gathering, analysis and application of real world patient data within both the clinical trial and post-trial observational study environments. Alongside expanding internal capabilities, we continue to develop innovative partnerships with providers of real world data including TriNetX. During 2018, we signed an agreement with Intel to deploy the Intel® Pharma Analytics Platform for use in clinical trials. The Intel platform is an artificial intelligence solution that enables remote monitoring and continuous capture of clinical data from study subjects using sensors and wearable devices and can apply machine learning techniques to objectively measure symptoms and quantify the impact of new therapies.

ICON’s proprietary One Search tool helps identify optimum trial sites the first time. It synthesizes multiple data sources, applying AI machine learning and rich data visualization for optimum site identification, resulting in improved study start-up and site cycle times, significant reductions in the percentage of low performing sites and increasing the percentage of studies meeting planned First Patient In (FPI).

FIRECREST is ICON’s proprietary comprehensive site performance management system. It is a web-based solution which enables accurate study information, including protocol information, training manuals and case report forms, to be rolled out quickly and simultaneously to investigative sites. It allows site behavior to be tracked to ensure training is understood, procedures are being followed and that timelines and study parameters are met. It can significantly reduce the number of data queries originated from investigator sites. FIRECREST is now integrated into the ICON Safety Reporting Solution and provides a Site Question Management Tool.

ICON has also developed a patient engagement platform to support improved patient experience and enrollment in clinical trials. The web-based patient engagement platform, provides patients with study specific information and connectivity with the nearest investigative site. The solution supplements patient recruitment outreach by sites and increases visibility of potential study participants for sponsors and sites. An easy to navigate, user friendly interface guides the patient to new and ongoing studies in their particular indication and a pre-qualification questionnaire helps to determine if the study is a right fit for them. If the patient decides to register interest, they are given the option to select their nearest investigative site. This establishes connection with the site and the patient can then choose to contact the site or ask to be contacted for pre-screening.

We positively impact patients’ lives by understanding their journeys and how they can benefit from drugs currently in development and on the market. We do this by developing a holistic, global data environment across pharmaceutical and biotech companies (development to commercial) that gives insights into patients, and how best to serve them. Alongside the application of these technology solutions we are also focused on innovation through the redesign and where appropriate the automation of current clinical trial processes.

Operational Excellence, Quality and Delivery

Quality is the foundation of our success. The quality of our work is vital to our mission of bringing better medications to patients around the world. We are committed to maintaining, supporting, checking and improving our quality systems to meet or exceed the quality standards demanded by our clients, patients and regulatory authorities. We focus our innovation on the factors that are critical to our clients – reducing time to market, reducing cost and increasing quality – and our global team of experts has extensive experience in a broad range of therapeutic areas.

Directors’ Report (continued)
Quality project execution underpins all that we do and we have an ongoing focus on developing our people and processes to continue to enhance our service delivery. We also deploy supporting technologies which we believe will enable faster and deeper insights into the quality of trial data.

We are focused on operational excellence across our support functions, and we operate a global business support infrastructure across functions including finance, information technology, facilities, human resources and legal. This enables us to enhance the service levels across these support areas whilst driving down the costs of the service provision.

Principal activities of the Company and Group

The principal activity of the Company is to act as a holding Company. The Company also operates branch offices: ICON Italy in Milan, ICON Poland in Warsaw, ICON Latvia in Riga and ICON Lithuania in Vilnius. These branches provide contract research services to the pharmaceutical industry.

Acquisition activity

On 1 July 2021, the Company completed the Acquisition of PRA by means of a merger whereby Indigo Merger Sub, Inc., a Delaware corporation and subsidiary of ICON, merged with and into PRA Health Sciences, Inc., the parent of the PRA Health Sciences Group ("the Acquisition" and "the Merger"). Upon completion of the Acquisition, PRA became a wholly owned subsidiary within the ICON Group. ICON’s acquisition of PRA has brought together two high-quality, innovative, growing organisations with similar cultures and values to create one of the world’s leading healthcare intelligence and clinical contract research organisations. The total value of the Merger consideration is $12.1 billion and has resulted in the recognition of goodwill of $8.1 billion, intangible assets of $5.0 billion and an associated deferred tax liability of $1.1 billion.

With approximately 41,100 employees across the globe, the new ICON has established relationships with a majority of the world’s top pharmaceutical and biotech companies. We believe the Company now has the expertise, technology, and data assets to lead the industry into a new paradigm for bringing clinical research to more patients and enabling expanded capabilities for customers. We believe the Merger will deliver a transformational effect on ICON through:

Scale: With a deeper clinical, commercialization and consulting services portfolio, a broader geographic footprint, depth in therapeutic expertise, and data-driven healthcare technology, the Company can deliver enhanced globally scaled expertise & solutions for all customers and patients.

Focus: The Company has a singular focus on clinical research and commercialization, leveraging transformational technology and innovation to execute clinical trials from Phase 1 to post-approval studies with the highest quality, expertise and speed.

Speed to market: Our extensive services portfolio, digital and data technology capabilities, and enhanced access to more diverse patient populations, have been combined with flexible delivery approaches and partnership models – all with the aim of reducing development time and costs.

Directors’ Report (continued)
Flexible partnership models: ICON has partnerships with a majority of world’s top biopharma and biotech companies worldwide. ICON is a global leader in Functional Service Provision and a top global provider of full service clinical research.

Differentiated DCT platform, healthcare intelligence & technology: ICON can deliver differentiated decentralized and hybrid trial solutions through a suite of capabilities, including mobile health, commercial connected health platforms, real world data and information solutions, a global site network, home health services and wearables expertise.

Access to patients: ICON offers customers enhanced access to a larger global pool of more diverse patients through its global site network (Accellacare), specialized oncology network (Oncacare), a pediatric site network, in-home clinical services and a network of six Phase I clinical research units across the United States and Europe.

Future developments

Please see note 31 Subsequent events for details of events in the period from year-end to the approval of the financial statements.

The Group looks forward to continuing to expand through organic growth in 2023 and beyond, together with strategic acquisitions to enhance its expertise and capabilities in certain areas of the clinical development process and to continue to deliver on the Company’s mission to accelerate the development of drugs and devices that save lives and improve the quality of life.

Results and dividends

The results for the financial year and state of affairs of the Group are set out in the Consolidated Statement of Profit and Loss, the Consolidated Statement of Comprehensive Income, the Consolidated Statement of Financial Position, the Consolidated Statement of Changes in Equity and the Consolidated Statement of Cash Flows on pages 36 to 41 respectively. The Directors do not propose the payment of a dividend for the year ended 31 December 2022.

The Group commenced a multi-year restructuring programme in 2021 as part of the integration of PRA into the Group. This programme is expected to last four years and deliver $150 million in synergies on completion. The programme focuses on alignment of people and processes and involves a review of the Group's global office footprint.

The following table sets forth for the periods indicated certain financial data as a percentage of revenue and the percentage change in these items compared to the prior period, being the key performance indicators used by management. The trends illustrated in the following table may not be indicative of future results.

	Year ended 31 December 2022	Year ended 31 December 2021	Percentage change in period
	As a percentage of revenue
Revenue	100%	100%	41.3%

Direct costs (excluding exceptional items)	71.4%	72.5%	39.1%

Other operating expenses (excluding exceptional items)	17.3%	16.5%	48.2%

Operating profit (excluding exceptional items)	11.3%	11.0%	45.7%

Transaction and integration related expenses	0.5%	3.1%	(77.0)%

Restructuring expenses	0.4%	0.7%	0.1%

Operating profit (including exceptional items)	10.4%	7.3%	101.4%

Directors’ Report (continued)
Twelve months ended 31 December 2022 compared to twelve months ended 31 December 2021

Revenue

	Year Ended 31 December		Change
(dollars in thousands)	2022	2021	$	%
Revenue	$7,733,386	$5,472,826	$2,260,560	41.3%

Revenue for the year ended 31 December 2022 increased by $2,260.6 million, or 41.3%, to $7,733.4 million from $5,472.8 million for the year ended 31 December 2021. For the year ended 31 December 2022 we derived approximately 46.1%, 46.6% and 7.3% of our revenue in the United States, Europe and Rest of World, respectively. The increase in revenues in the year ended 31 December 2022 is due to the Merger and the impact the continued recovery from the COVID-19 global pandemic has had on operations including: our ability to ensure laboratory samples are collected and analysed on time, our ability to perform on-site monitoring of clinical trials, the ability of patients or service providers to travel, and our ability to travel. The Company has earned revenue from clinical trials associated with COVID-19, most notably with the Pfizer BioNTech COVID-19 vaccine programme.

Revenues from our top five customers amounted to $2,187.4 million in the year ended 31 December 2022 compared to $1,730.6 million in the year ended 31 December 2021 or 28.3% and 31.6% respectively. The largest of these customers related to a strategic partnership with a large global pharmaceutical company.

Revenue in Ireland increased by $618.7 million in the year ended 31 December 2022, to $1,984.6 million, compared to $1,365.9 million for the year ended 31 December 2021. Revenue in Ireland during the year ended 31 December 2022 increased by 45.3% compared to an overall increase in Group revenue of 41.3%. Revenue in Ireland is principally a function of our global contracting model (see note 2 - Segmental information). Entities acquired as part of the Merger are currently being integrated into the global contracting model and this process remains ongoing at 31 December 2022.

Revenue in the Rest of Europe increased by $442.8 million or 37.7%, to $1,618.4 million, compared to $1,175.5 million for the year ended 31 December 2021. Revenue in the U.S. increased by $993.6 million or 38.6%, to $3,566.6 million, compared to $2,573.0 million for the year ended 31 December 2021. Revenue in our Rest of World (‘Other’) region increased by $205.5 million or 57.3%, to $563.9 million compared to $358.4 million for the year ended 31 December 2021. Revenue has increased across all regions principally reflecting the Merger completion and continued recovery from the COVID-19 global pandemic.

Direct costs

	Year Ended 31 December
(dollars in thousands)	2022	2021	Change
Direct costs	$5,521,522	$3,970,025	$1,551,497
% of revenue	71.4%	72.5%	39.1%

Direct costs for the year ended 31 December 2022 increased by $1,551.5 million or 39.1%, to $5,521.5 million from $3,970.0 million for the year ended 31 December 2021. Direct costs consist primarily of investigator and other reimbursable costs, compensation, associated fringe benefits and routine share-based compensation expense for project-related employees and other direct project driven costs. The increase in direct costs during the year arose due to an increase in headcount and a corresponding increase in personnel related expenditure of $919.1 million, as a result of the Merger, combined with an increase in other direct project related costs of $182.3 million, an increase in laboratory costs of $10.0 million, an increase in third-party investigator and other reimbursable costs of $434.5 million and an increase in travel related costs of $5.6 million. As a percentage of gross revenue, direct costs have decreased to 71.4% compared to 72.5% for the year ended 31 December 2021.

Directors’ Report (continued)
Other Operating Expenses

	Year Ended 31 December
(dollars in thousands)	2022	2021	Change
Other operating expenses (excluding exceptional items)	$1,334,235	$900,455	$433,780
% of revenue (excluding exceptional items)	17.3%	16.5%	48.2%
Other operating expenses (including exceptional items)	$1,405,073	$1,102,174	$302,899
% of revenue (including exceptional items)	18.2%	20.1%	27.5%

Other operating expenses for the year ended 31 December 2022 increased by $433.8 million, or 48.2%, to $1,334.2 million compared to $900.5 million for the year ended 31 December 2021 (excluding exceptional items). Other operating costs are primarily comprised of compensation, related fringe benefits and routine share compensation expense for non project related employees, recruitment expenditures, professional service costs, advertising costs and all costs related to facilities and information systems. As a percentage of revenue, other operating expenses increased to 17.3% of revenue, compared to 16.5% of revenue for the year ended 31 December 2021 (excluding exceptional items). During the year, general overhead costs increased by $49.5 million, facilities related costs increased by $38.2 million, depreciation and amortisation increased by $252.4 million, personnel related costs increased by $103.5 million and there was an increase of $3.3 million in marketing fees. These increases were partly offset by a decrease of $11.8 million due to foreign exchange movements and other immaterial decreases.

Exceptional items - Restructuring, transaction and integration-related expenses associated with the Merger

	Year Ended 31 December
(dollars in thousands)	2022	2021	Change
Transaction and integration related (including stock acceleration charges)	$39,695	$170,614	$130,919
% of revenue	0.5%	3%	(77)%
Restructuring	$31,143	$31,105	$38
% of revenue	0.4%	0.7%	0.1%

During the year ended 31 December 2022, the Company incurred $70.8 million for restructuring, transaction and integration-related expenses associated with the Merger. The charge includes transaction and integration costs of $39.7 million associated with advisory costs, retention agreements with employees, accelerated share compensation charges and ongoing integration activities.

The Company has also undertaken a restructuring programme following the announcement of the Merger to review its global office footprint, optimise its locations to best fit the requirements of the Company and reorganise its workforce to drive future growth. This programme has resulted in a charge of $31.1 million in the year ended 31 December 2022. In the year ended 31 December 2021, a restructuring charge of $31.1 million was recognised under a restructuring plan adopted following a review of operations. The restructuring plan reflected resource rationalisation across the business to improve resource utilisation.

We expect to incur additional expenses associated with the Merger; however, the timing and the amount of these expenses depends on various factors such as, but not limited to, the execution of integration activities and the aggregate amount of synergies we achieve from these activities.

Directors’ Report (continued)
Operating profit

	Year Ended 31 December
(dollars in thousands)	2022	2021	Change
Operating profit (excluding exceptional items)	$877,629	$602,346	$275,283
% of revenue (excluding exceptional items)	11.3%	11.0%	45.7%
Operating profit (including exceptional items)	$806,791	$400,627	$406,164
% of revenue (including exceptional items)	10.4%	7.3%	101.4%

Operating profit increased by $275.3 million, or 45.7%, to $877.6 million ($806.8 million including exceptional items) for the year ended 31 December 2022 from $602.3 million for the year ended 31 December 2021 ($400.6 million including exceptional items) . As a percentage of revenue, operating profit increased to 11.3% (10.4% including exceptional items) of revenues for the year ended 31 December 2022 compared to 11.0% of revenues for the year ended 31 December 2021 (7.3% including exceptional items).

Financing income and expense

	Year Ended 31 December		Change
(dollars in thousands)	2022	2021	$	%
Financing income	$2,345	$574	$1,771	308.5%

Financing expense (excluding exceptional items)	$(234,201)	$(111,145)	$123,056	110.7%
Financing expense (including exceptional items)	$(234,201)	$(186,536)	$47,665	25.6%

Financing expense for the period increased to $234.2 million ($234.2 million including exceptional items) for the year ended 31 December 2022 from $186.5 million for the year ended 31 December 2021 due to the draw down of debt facilities associated with the Merger and costs related to the extinguishment of previous debt facilities (see note 23 - Bank credit lines and loan facilities). No amounts were outstanding under the revolving loan facility at 31 December 2022 or the year ended 31 December 2021 with the exception of $4.5 million letters of credit given to landlords to guarantee lease arrangements. Financing income for the year increased to $2.3 million for the year ended 31 December 2022 from $0.6 million for the year ended 31 December 2021. This reflects increased returns on cash and cash equivalents.

Income tax expense

	Year Ended 31 December		Change
(dollars in thousands)	2022	2021	$	%
Income tax expense (excluding exceptional items)	$79,679	$51,061	$28,618	56.0%
Income tax expense (including exceptional items)	$65,514	$40,219	$25,295	62.9%
Effective income tax rate	11.5%	18.7%

Income tax expense for the period increased to $65.5 million (including exceptional items) for the year ended 31 December 2022 from $40.2 million for the year ended 31 December 2021. The Group’s effective tax rate for the year ended 31 December 2022 was 11.5% (12.4% excluding the effect of exceptional items) compared with 18.7% (10.4% excluding the effect of exceptional items) for the year ended 31 December 2021. The Group’s effective tax rate remains principally a function of the distribution of pre-tax profits in the territories in which it operates and the tax treatment of costs related to the Merger.

Risks and uncertainties

Under Irish Company Law (Section 327 the Companies Act), the Directors are required to give a description of the principal risks and uncertainties which it faced at 31 December 2022. Details of the principal risks and uncertainties facing the Group are set out in Appendix A of this annual report and form an integral part of the Directors’ Report.

Directors’ Report (continued)
Financial risk management

Group financial risk management is governed by policies and guidelines which are reviewed and approved annually by the Board of Directors. These policies and guidelines primarily cover foreign exchange risk, credit risk, liquidity risk and interest rate risk. The principal objective of these policies and guidelines is to ensure the minimisation of financial risk at reasonable cost. The Group’s financial instruments comprise cash and cash equivalents, current asset investments, lease obligations and negotiated debt facilities. The main purpose of these financial instruments is to fund the working capital requirements of the Group, the cost of new acquisitions and ensure continued growth. The Group also occasionally uses derivative financial instruments to reduce exposure to fluctuations in foreign exchange rates. The principal financial risk facing the Group is foreign exchange risk and interest rate risk. Other financial risks include credit risk and liquidity risk. Further details are set out in note 26 to the Consolidated Financial Statements and note 11 to the Company Financial Statements. The Group does not undertake any trading activity in financial instruments nor does it enter into any leveraged derivative transactions. The Group treasury function centrally manages the Group’s funding and liquidity requirements.

Financing

In conjunction with the completion of the Merger, on 1 July 2021, ICON entered into a credit agreement providing for a senior secured term loan facility of $5,515.0 million and a senior secured revolving loan facility in an initial aggregate principal amount of $300.0 million (the "Senior Secured Credit Facilities"). The proceeds of the senior secured term loan facility were used to repay the outstanding amount of (i) PRA’s existing credit facilities and (ii) the Company's private placement notes outstanding and fund, in part, the Merger. The senior secured term loan facility will mature in July 2028 and the revolving loan facility will mature in July 2026. The credit agreement governing the Senior Secured Credit Facilities provides that borrowings denominated in U.S. Dollars will bear interest based on the London Interbank Offered Rate ("LIBOR") or other base rate (as elected by the borrower), plus an applicable margin. On November 29, 2022, the Company agreed with its lenders to the adoption of the Secured Overnight Financing Rate ("SOFR") as the benchmark rate within the Senior Secured Credit Facilities, thus LIBOR is no longer the benchmark rate available to the Company under the terms of the Senior Secured Credit Facilities.

The Company repaid $800.0 million and $513.8 million of the senior secured term loan facility for the years ended December 31, 2022 and 2021, respectively. At December 31, 2022 and 2021, no amounts were outstanding under the senior secured revolving loan facility with the exception of $4.5 million letters of credit given to landlords to guarantee lease arrangements.

In addition to the Senior Secured Credit Facilities, on 1 July 2021, the Company, issued $500.0 million in aggregate principal amount of 2.875% senior secured notes in a private offering. The senior secured notes will mature on 15 July 2026.

The Company has contractual liabilities for lease arrangements of $189.7 million which will be predominantly settled over the next five year period through cash payments.

Subsequent events

Details of subsequent events are set out in note 31 to the Consolidated Financial Statements.

Directors’ Report (continued)
Directors and Secretary

The members of the Board of Directors during the year are included in note 9 to the Consolidated Financial Statements.

The following table sets forth information concerning the composition of the Company’s Board committees as of 31 December 2022:

Name	Position
Ciaran Murray	Chair and Director
Dr. Steve Cutler (1)(5)	Chief Executive Officer and Director
Rónán Murphy (2)(3)(5)	Lead Independent Director
Dr. John Climax	Director
Joan Garahy (2)(4)	Director
Eugene McCague (3)(4)	Director
Julie O'Neill (3)(4)	Director
Dr. Linda Grais (2)	Director
(1)Executive Officer of the Company.
(2)Member of Compensation and Organisation Committee.
(3)Member of Audit Committee.
(4)Member of Nominating, Sustainability and Governance Committee.
(5)Member of Execution Committee.

Details required by Companies Act, section 329, of Directors’ interests in the Group’s shares are set out in note 9 to the Consolidated Financial Statements.

Directors’ remuneration

Details of the Directors’ remuneration and interests are set out in notes 3 and 9 to the Consolidated Financial Statements.

Directors’ power to purchase and allot company shares

Subject to the provisions of the Companies Act, the Company may purchase any of its own shares. Every contract for the purchase of shares, or under which the Company may become entitled or obliged to purchase shares in the Company shall be authorised by a special resolution of the Company. The Company may cancel any shares so purchased or may hold them as treasury shares or re-issue them.

A resolution was passed at the Company’s Annual General Meeting (“AGM”) on 22 July 2016, which authorised the Directors to purchase (buyback) up to 10% of the outstanding shares in the Company. This authorisation was renewed at the Company's AGM on each of 25 July 2017, 24 July 2018, 23 July 2019, 21 July 2020, 20 July 2021 and 26 July 2022. On 3 October 2016, the Company commenced a share buyback programme of up to $400 million. The share buyback programme was completed during the year ended 31 December 2018 with a total of 4,026,576 ordinary shares redeemed for a total consideration of $372.1 million. On 8 January 2019, the Company commenced a further share buyback programme of up to 1,000,000 ordinary shares which was completed during the year ended 31 December 2019. These shares were redeemed by the Company for a total consideration of $141.6 million. On 22 October 2019, the Company commenced a further share buyback programme. At 31 December 2019, 35,100 ordinary shares were redeemed by the Company under this programme for a total consideration of $5.3 million. During the year ended 31 December 2020, 1,235,218 ordinary shares were redeemed by the Company under this buyback programme for a total consideration of $175.0 million. On 18 February 2022, the Company commenced a share buyback programme which was fully complete at 31 March 2022. Under the buyback programme, 420,530 ordinary shares were redeemed by the Company for total consideration of $100.0 million.

All ordinary shares that are redeemed under the buyback programme will be cancelled in accordance with the constitutional documents of the Company and the nominal value of these shares transferred to an undenominated capital fund as required under Irish Company law.

Directors’ Report (continued)
Rights and Obligations attaching to the Company’s shares

The authorised share capital of the Company is €6,000,000 divided into 100,000,000 ordinary shares of €0.06 at 31 December 2022. Holders of ordinary shares will be entitled to receive such dividends as may be recommended by the Board of Directors of the Company and approved by the shareholders and/or such interim dividends as the Board of Directors of the Company may decide. On liquidation or a winding up of the Company, all assets available for distribution will be paid out to the holders of the Company's ordinary shares. Holders of ordinary shares have no conversion or redemption rights. On a show of hands, every holder of an ordinary share present in person or proxy at a general meeting of shareholders shall have one vote with no individual having more than one vote.

Change of control
A certain number of the Group’s customer contracts allow the customer to terminate the contract in the event of a change in control of the Company.
The Senior Secured Credit Facilities, details of which are set out in note 23 to the Consolidated Financial Statements, provides that, upon the occurrence of a change of control, the obligations thereunder may be accelerated.

Furthermore, certain Group companies have entered capital grant agreements with the Irish government agency, Enterprise Ireland, whereby the Group covenants that the controlling interest in the Company will not change without Enterprise Ireland’s prior written consent, which will not be unreasonably withheld.

Additionally, the Company's share option and restricted share unit plans contain change in control provisions which provide for the acceleration of the vesting and exercisability of outstanding options and awards of restricted share units in the event that a change in control occurs with respect to the Company.

Corporate Governance

The Company is listed on the NASDAQ Global Select Market. The Company complies with the corporate governance listing requirements under the NASDAQ marketplace rules. NASDAQ may provide exemptions from certain NASDAQ corporate governance standards to a foreign private issuer in certain circumstances provided that the foreign private issuer properly notifies NASDAQ and makes the required disclosure except to the extent that such exemptions would be contrary to United States federal securities laws.

The exemptions that the Company relies on, and the practices the Company adheres to, are as follows:

•The Company is exempt from provisions set forth in NASDAQ Rule 5620(c), which requires each issuer (other than limited partnerships) to provide for a quorum in its by-laws for any meeting of the holders of common stock, which shall in no case be less than 33.33% of the outstanding shares of the issuer’s common voting stock. The Company’s Constitution requires that only 3 members be present, in person or by proxy, at a shareholder meeting to constitute a quorum. This quorum requirement is in accordance with Irish law and generally accepted business practices in Ireland.

•The Company is exempt from provisions set forth in NASDAQ Rule 5635(c) which requires (other than for certain specified exceptions) shareholder approval prior to the establishment or material amendment of a stock option or purchase plan or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, Directors, employees or consultants. Irish law does not require shareholder approval with respect to equity compensation arrangements. Accordingly, the 2019 Consultants and Directors Restricted Share Unit Plan, the 2013 Employees Restricted Share Unit Plan and the amendments to the Employee Share Option Plan 2008 and Consultants Share Option Plan 2008 were adopted by the Board of Directors without shareholder approval.

•The Company is exempt from provisions set forth in NASDAQ Rule 5605(b)(2), which requires independent Directors to hold regularly scheduled meetings at which only independent Directors are present. Irish law does not require independent Directors to hold regularly scheduled meetings at which only independent Directors are present. The Company holds regularly scheduled meetings which all of the Directors may attend and the Lead Independent Director may call meetings of the independent Directors and non-employee Directors of the Board, as appropriate, in accordance with the Lead Independent Director Charter.

The Company's practices with regard to these requirements are not prohibited by Irish law.

Directors’ Report (continued)
Audit Committee

The Audit Committee meets a minimum of four times a year. It reviews the quarterly and annual financial statements, the effectiveness of the system of internal control and recommends the appointment and removal of the external auditors. It monitors the adequacy of internal accounting practices and addresses all issues raised and recommendations made by the external auditors. The Audit Committee pre-approves all audit and non-audit services provided to the Company by its external auditors on a quarterly basis. The Audit Committee, on a case by case basis, may approve additional services not covered by the quarterly pre-approval, as the need for such services arises. The Audit Committee reviews all services which are provided by the external auditor to review the independence and objectivity of the external auditor, taking into consideration relevant professional and regulatory requirements. The Chief Financial Officer, the Head of Internal Audit, the Chief Administrative Officer and General Counsel and the external auditors normally attend all meetings of the Audit Committee and have direct access to the Committee Chairperson at all times. The Audit Committee is currently comprised of three independent Directors: Rónán Murphy (Chairperson), Eugene McCague and Julie O'Neill. On April 26, 2022, Hugh Brady stepped down as a member of the Committee and Julie O'Neill joined the Committee.

Significant shareholdings

The Company has been notified of the following shareholdings in excess of 3% of the issued share capital of the Company as at 31 December 2022:

Name	%	Number of Shares

Massachusetts Financial Services Company	9.93	8,119,214
WCM Investment Management	7.20	5,885,414
Lazard Asset Management, L.L.C.	3.91	3,193,897
Boston Partners	3.80	3,106,482
Wellington Management Company LLP	3.40	2,782,561
All Directors and Officers as a group (1)	1.37	1,116,311

(1)Includes 401,416 ordinary shares issuable upon the exercise of stock options granted by the Company, 31,940 restricted stock units (“RSUs”) awarded by the Company to Directors, officers and other key employees and 88,074 performance share units (“PSUs”) awarded by the Company to Directors, officers and other key employees. Of the issued PSUs, performance conditions will determine how many of them vest and, if performance targets are exceeded, additional PSUs will be issued and vest in accordance with the terms of the relevant PSU award, the figure included is the maximum amount of PSUs that may be issued.

Subsidiary undertakings

The information required by the Companies Act in relation to subsidiary undertakings is presented in note 32 Subsidiary undertakings to the Consolidated Financial Statements.

Political donations

The Group made no disclosable political donations in the period.

Going concern

The time period that the Directors have considered in evaluating the appropriateness of the going concern basis in preparing the 2022 Consolidated Financial Statements is a period of at least twelve months from the date of approval of these financial statements (the "period of assessment").

The Group has considerable financial resources and a large number of customers across different geographic areas. Having assessed the relevant business risks (see Appendix A) the Directors believe that the Group is well placed to manage these risks successfully and they have a reasonable expectation that ICON plc, and the Group as a whole, has adequate financial and other resources to continue in operational existence for the period of assessment with no material uncertainties. For this reason, the Group continues to adopt the going concern basis in preparing the consolidated financial statements.

Directors’ Report (continued)
Accounting records

The Directors are responsible for ensuring that adequate accounting records as outlined in Section 281-285 of the Companies Act, are kept by the Company. The Directors are also responsible for the preparation of the Annual Report. The Directors have appointed professionally qualified accounting personnel with appropriate expertise and have provided adequate resources to the finance function in order to ensure that those requirements are met. The accounting records of the Company are maintained at the Group’s principal executive offices at its registered office at South County Business Park, Leopardstown, Dublin 18.

Statement of relevant audit information

The Directors believe that they have taken all steps necessary to make themselves aware of any relevant audit information and have established that the Company's statutory auditors are aware of that information. In so far as they are aware, there is no relevant audit information of which the Company's statutory auditors are unaware.

Disclosure of non-financial information
The European Union (Disclosure of Non-Financial and Diversity Information by certain large undertakings and groups) Regulations 2017 require disclosure of certain non-financial information by certain large undertakings and groups.
We have sought to address the requirements of the legislation in the sections following.
Business Model
Our mission is to improve the lives of patients by accelerating the development of our customers’ drugs and devices through innovative solutions. We are passionate about providing innovative solutions for customers, we are better together working as one team, we value diversity and care about the success of our people, and we care about doing the right thing. We are advancing clinical research while offering customers broader and deeper experience, scale, and focus, complemented by continuity of delivery and speed to market. Our business model is described in the preceding sections. Consistent with our values, we seek to not only operate in compliance with applicable laws but also to positively influence our global workforce, the communities that we operate in, the environment and society as a whole. Doing so makes us a stronger, more resilient organisation by every measure.
Our business model is described in the "Principal activities, business review and future developments" section of the Directors’ Report.
Our core values underpin our mission and drive a culture and mind-set of ownership at ICON. "Own It at ICON", as set out below, is a statement of values that has remained at the very heart of ICON’s culture, encouraging our people to seize the opportunity and bring flexibility, innovation, and determination to every situation. We believe our culture of ownership personifies who we are as a Company — it also helps us apply our expertise, collaborate to get things done, and succeed at our mission.

Directors’ Report (continued)
Our values underpin how we work together to deliver on our mission to improve the lives of patients by accelerating the development of our customers’ drugs and devices through innovative solutions. These values and our Code of Ethical Conduct, which underpins these values, form the core of what we do, and how we do it. It applies to all of our officers, directors, employees, consultants and agents globally. All employees and temporary workers are mandated to complete global ethics training.
At ICON, we care about conducting business sustainably. We care about our people, patients, and the communities in which we live. We care about doing the right thing and we are committed to working to the highest ethical standards and demonstrating our commitment to honesty, transparency, and quality. As a testament to our commitment, we launched our “ICON Cares” program at the start of 2023 which incorporates all our Environment, Social and Governance (ESG), Diversity, Inclusion and Belonging (DIB), and CSR initiatives into one program. ICON’s Environment, Social, and Governance Committee ("ESG Committee") brings together all these initiatives and efforts under one umbrella to ensure consistency, enhance monitoring, reveal areas for development and facilitate reporting to the Board. The ESG Committee is chaired by the Chief Administrative Officer and General Counsel (CAO), who is responsible for reporting to the ICON executive leadership team, the Nominating, Sustainability and Governance Committee and the Board on ESG matters. In February 2022, the Board delegated oversight responsibilities of the Company's strategies, activities, and risks in respect to ESG matters to the Nominating and Governance Committee, which was renamed the “Nominating, Sustainability and Governance Committee” in April 2022. Accordingly, the CAO reports on ESG matters to the Nominating, Sustainability and Governance Committee and reports to the Board on an annual basis whilst also providing periodic ESG updates to the executive leadership team.

The ESG Committee is focused on developing our strategy and initiatives relating to the environment, social matters, health and safety, community engagement, corporate governance, sustainability, and other public policy matters relevant to the Company. The ESG Committee is a cross-functional management committee of the Company including representation from facilities, health and safety, corporate communications, finance, legal, investor relations, procurement, commercial, marketing, and human resources departments. The Committee assists and supports executive management and the Nominating, Sustainability and Governance Committee of the Company in:

•determining and setting the strategy relating to ESG matters;
•developing, implementing and monitoring initiatives and policies based on that strategy; and
•communicating these strategies, initiatives, and their results.

Directors’ Report (continued)

We are committed to building and developing our ESG strategies and reporting. In 2020 we launched our ESG page on the ICON website and have an internal ESG page on our MyICON intranet portal to engage with our employees and provide information and updates relating to ESG matters and our commitment to sustainability. In 2021, as a testament to our commitment to managing ICON responsibly and sustainably, we became a participant in the United Nations Global Compact (UNGC), a set of Ten Principles covering the areas of human rights, labor, environment, and anti-corruption. In our 2021 ESG report, released in 2022, we reported under the newest Global Reporting Initiative (GRI) standards and the Task Force on Climate-Related Financial Disclosures (TCFD). Our report summarises our current policies, priorities, and commitments in respect to ESG matters. During 2022, ICON received a silver medal from EcoVadis in recognition of our environment, social and governance efforts throughout ICON. The ESG page on our website is available at https://www.iconplc.com/about/esg/.

The global landscape in respect to regulatory and legislative requirements relating to ESG reporting and disclosure requirements is rapidly evolving, and we are monitoring potential requirements so that we are positioned to adhere to any additional requirements in due course, particularly with respect to the requirements of the draft European Sustainability Reporting Standards (ESRSs) which are expected to be effective from 1 January 2024.

Building a sustainable future – our commitment to the United Nations Sustainable Development Goals

As a global Company, we maintain an ethical and sustainable presence in hundreds of locations worldwide. At its core, ICON’s mission is to improve health and lives. We are also committed to contributing to the 2030 United Nations Sustainable Development Goals (SDGs) and are proud that our work contributes to their advancement.

Our research, our work with customers and patients and our on-the-ground efforts to meet the diverse needs across our communities align with the SDGs. These efforts, however, focus on a subset of themes where we have the greatest opportunity to effect change and further details are set out in our ESG Report.

Environmental matters

ICON is committed to delivering excellence in care to our communities. To improve our overall sustainability, this commitment means tracking and improving our environmental performance across all business activities. We achieve this by pursuing sustainability strategies that recognize the impact of our operations as a CRO on the environment, addressing greenhouse gas (GHG) emissions, energy use, waste generation and procurement-related activities. Our employees, directors, officers, contractors, and temporary workers are expected to support our sustainability objectives.
Our Global Environmental Management Policy and Environmental Management Plan is our program for managing environmental sustainability initiatives. The implementation of the program is led by our facilities team, reporting to our Chief Administrative Officer and General Counsel (CAO). The CAO is responsible for reporting on the program to the ICON executive leadership team and Nominating, Sustainability and Governance Committee and the Board.

ICON set environmental goals around the use of renewable energy and carbon emissions in 2019 and we are working towards achieving these goals which are as follows:
•100% renewable electricity by 2025
•20% reduction in kilowatt hours (kWh) of electricity by 2030
•Net zero carbon emissions on Scope 1 & 2 by 2030

We have programs in place to manage and minimize climate impacts of business activities. To continue to improve processes and reduce our environmental impact, we track, calculate, and report our GHG footprint. We apply the GHG Protocol Corporate Standard, which is the global corporate accounting and reporting standard for calculating carbon emissions. Carbon Trust provides annual verification of our emissions data.

In line with carbon reduction targets, ICON’s combined Scope 1 and 2 GHG emissions, relative to revenue and the number of employees, have fallen year on year since 2018. Since 2018, following our reduction efforts, the pandemic-related closure of many of our facilities and a reduction in business travel, GHG emissions across our operations declined significantly. Since 2021, as more normal operations resumed, we have seen a decrease in combined Scope 1 and 2 emissions with an overall increase in our total GHG emissions due to an increase in business travel (Scope 3). As the pandemic recovery continues, and we have resumed more normal operations, we are evaluating additional opportunities to continue to reduce our carbon emissions across our organisation to develop and improve our environment program.

CDP (formerly the Carbon Disclosure Project) provides a globally recognized system that enables companies to measure and manage their environmental impacts. ICON continues to be committed to improving its current scoring of a C.

Directors’ Report (continued)
We are focused on reducing energy use across our global operations. For example, reducing energy use and shifting to renewable energy are components of our specific environment goals. Waste reduction is embedded into our environment policies and practices and is one of the objectives of ICON’s Environmental Management Policy. We will seek new opportunities to reduce waste by increasing recycling volumes, reducing consumption of primary materials, and decreasing use of disposable products in our offices and facilities.

The majority of our sites are leased, and we work closely with our landlords and leasing agents to implement measures to ensure we operate in an environmentally sustainable manner. The Acquisition of PRA expanded our global real estate footprint and our real estate group worked with other business leaders to understand the sustainability implications and opportunities of this new footprint and find ways to continue to advance our collective sustainability goals. During 2022, we continued to integrate offices and reduce our footprint which resulted in downsizing or closing 31 locations to align with new working styles and business needs. When selecting new locations for offices and planning building modifications, experts from our real estate team factor in environmental considerations. In addition, we have implemented a series of measures globally to reduce the local footprint of our offices, such as installing energy-efficient LED lighting, using motion detectors to reduce energy use, purchasing recycled office supplies, and reducing paper consumption by promoting paperless office processes, or where printing is necessary, enabling double-sided output.

Our office design has efficiency in mind, utilizing space to provide the maximum number of desks and functional provisions while still providing comfortable, safe spaces for our employees. Our strategies include:
•Perimeter glazing of meeting rooms, offices, and other spaces which allow in natural light.
•Recycling areas built into business centers and kitchen/ canteens which reduce waste sent to landfills.
•Planted green spaces which contribute to internal air quality, temperature, and humidity.
•Building materials and vendors which we select for low environmental impact.

We also require our suppliers to abide by our Global Supplier Code of Conduct which includes a commitment to comply with applicable environment laws and regulations, our expectations around waste management and sustainable use of resources.
Social and Employee matters

Community Engagement
We are committed to making a positive impact on the communities in which we work and live and we have aligned our community efforts to a broader vision for social impact, including by aligning priorities with our organisational goals of diversity, inclusion, and belonging.
Our community engagement activities are focused on two core areas:
•Supporting education and building closer ties between industry and academia.
•Improving the welfare of people in the communities in which we live.

Supporting education and building closer ties between industry and academia
A core area of community support includes building ties between industry and academia to inspire the next generation of leaders in business and science. Our existing partnerships continue with the following organisations:

▪The ICON-McKeon Research Fellowship in Motor Neuron Disease ('MND') in honor of Mr. Declan McKeon, former Board member, acting Chairman, Lead Independent Director and Chair of the ICON Audit committee. The ICON-McKeon Research Fellow in MND carries out research in the areas of machine-learning and artificial intelligence to derive insights from multimodal clinical, imaging neuro-electric signaling, in the context of the neurodegenerative disease of ALS.

▪Partnership with Trinity Centre for People with Intellectual Disabilities ('TCPID') - TCPID situated within the School of Education, Trinity College Dublin, aims to promote the inclusion of people with intellectual disabilities in education and society. The Centre provides people who have intellectual disabilities with the opportunity to participate in a higher education program designed to enhance their capacity to fully participate in society as independent adults. The 2-year education program includes work placements and internships to enable students to experience and participate in the work environment. In 2022, ICON facilitated a 12-month internship in our Laboratory and Facilities departments for one of the TCPID graduates and our aim is to continue to offer work placements and internships as part of this partnership in 2023.

•Partnership with Junior Achievement to inspire schoolchildren. Junior Achievement encourages young people to remain in education and teaches them the skills they need to succeed in a changing world. ICON volunteers take time out of their working day to deliver Junior Achievement programs, teaching primary and secondary-level

Directors’ Report (continued)
students valuable business, STEM and entrepreneurship skills that will serve them throughout their professional lives. ICON expanded its partnership with Junior Achievement to include an additional three locations in the United States and the United Kingdom in 2022.

In 2022, we further expanded our industry-academia partnerships through the creation of a new ICON scholarship program to provide increased opportunities for underrepresented groups to study STEM (Science, Technology, Engineering & Mathematics) courses and to build a more diverse graduate pool of talented and ambitious STEM professionals who can help to ensure the future success of the life sciences industry. Through the program, ICON is partnering with three universities in Ireland – Dublin City University (DCU), Trinity College Dublin (TCD) and the University of Limerick (UL) – as well as with the Thurgood Marshall College Fund (TMCF) in the US, to fund 33 scholarships for students of STEM courses. TMCF is a not-for-profit organisation that supports nearly 300,000 students attending its 47 member-schools that include publicly-supported Historically Black Colleges and Universities (HBCUs).

Improving the welfare of people in the communities in which we live

Through volunteering, donations and other charitable initiatives, our employees across the world are making a positive difference to their communities. We support causes that are important to our employees and have several programs that support the welfare of people in our local communities. In 2022, 540 employees across the world participated in Run in the Dark, an annual event organized by the Mark Pollock Foundation to bring people together and fundraise to help find a cure for paralysis. ICON was the largest global corporate team to participate in the event and helped to raise $10,000 for the cause. A team of 90 ICON cyclists from 19 countries also participated in our annual ICON cycle challenge, which raised funds for the International Committee for the Red Cross.

Since 2012, ICON’s annual employee-nominated charity donation program has supported over 90 charities, donating $10,000 to each organisation. The selected organisations focus on a range of critical issues, from relieving poverty and homelessness to improving child welfare through education and enhancing the lives of people living with a variety of diseases. The organisations were chosen to align with our ESG goals. In addition, to support ongoing humanitarian efforts in Ukraine, we also made a donation to the Children of Heroes charity fund in Ukraine to support children who have been severely impacted by the war in that region.

Talent and People

Our people are core to our ability to deliver our services and drive better patient outcomes. Through diversity, inclusion and belonging, industry-leading talent management practices, a sincere attention to our employees’ needs, well-being and health and safety, we continue to power the potential of together.

At the core of our strategy is our people

People have long been central to our mission to improve the lives of patients by accelerating the development of our customers’ drugs and devices through innovative solutions. We encourage our people to bring flexibility, innovation, and determination to every situation. By doing so, our people can build exciting and rewarding careers, and deliver results to bring life-changing medicines to market and to maintain our success as an industry leader.

Learning and development of our staff is a key focus for us

Our leadership and talent programs contribute to the enhanced retention of our employees, better project deliverables for our customers and the enhanced financial performance of the business.

We aim to be an industry leader where talented people come to do important work and where our employees can shape the future of healthcare, grow their careers, and reach their full potential. We have long held a deep commitment to cultivating strong people practices. This includes competitive total rewards packages along with a focus on continuous learning. We nurture a culture of development and aim to boost engagement by supporting our people’s growth, both personally and professionally. We are dedicated to finding opportunities for our employees to grow and develop.

Our success depends on the knowledge, capabilities, and quality of our people. To improve their skills, we are committed to providing continuous learning. This commitment is underpinned by clearly defined competencies, which offer employees a clear path along which to develop skills and advance their careers.

To support employees at every stage of their career journeys, training and development programs are aimed at advancing scientific, technical, and business knowledge. Programs include tailored CRA academies and a range of project management curricula, therapeutic-focused programs, and people leader development programs. During 2022, this also included diversity, inclusion and belonging training for everyone on our talent acquisition team and many of our People Leaders.

Directors’ Report (continued)
Our People Leader development program focuses on providing our People Leaders with the relevant skills to effectively manage themselves, their team and their business, including psychometrics to raise their awareness of their behavioral preferences and the preference of others. ICON also invested in Harvard Manage Mentor, an online learning platform providing People Leaders with access to learning available at any time with topics ranging from change management, diversity & inclusion, retaining employees and developing employees.

We provide our people with a personalized and flexible learning experience, delivered through a combination of in-person and technology-driven programs that suit their learning styles and can flex to suit their schedules. Through our industry leading CareerHub, ICON employees are encouraged to broaden their scientific, technical, leadership, and business knowledge. By tapping into development programs and partnerships with leading academic institutions, team members can use the hub to develop competencies that advance their careers. We also collaborate with UCD Smurfit School Executive Development to deliver customized leadership development programs for global employees.

As an organisation we are keen to hear directly from our employees

To attract and retain the best talent, we must listen and respond to employees’ needs. This begins with a focus on diversity, inclusion and belonging, and extends to every aspect of our work, from recruitment and onboarding, to training, engagement, enablement, and reward. We pursue best-in-class approaches to building employee engagement and these include, among others:

•Comprehensive global employee surveys, which measure how people feel about their work and whether they feel they have the tools to do their jobs well. Feedback from these studies informs detailed action plans at the group, function, and team level.
•Pulse check surveys, which are smaller-scale studies designed to measure employee sentiment on specific topics and initiatives.
•Fostering an environment of diversity, inclusion and belonging where everyone is valued.
•Stay interviews to help managers understand why staff stay and to uncover what might put them at risk of departing.
•Skip-level meetings to develop trust and rapport between senior leaders and employees.

Our listening strategy supports our efforts to reduce employee turnover, which we monitor closely through analytics. Qualitative information is collected through formal exit interviews and, where we believe they’ll make an impact, we intervene via retention plans and related efforts.

Employee well-being

ICON’s commitment to improving health and enriching lives extends beyond the work we do with our customers. Employees across the globe have direct access to locally relevant information and resources to support every facet of their well-being, including physical, social, psychological, and environmental.

Our global Employee Assistance Program (EAP) ensures that all employees, and their families, have access to a range of different, confidential resources and experts to help them better manage their working life and personal life. The EAP also delivers a web-based and mobile app platform with access to toolkits providing advice and resources in local languages.

Health and safety

At ICON, the health and safety of our employees, customers and clinical trial patients are our most important priorities. We take guidance from global and regional health authorities and governments to protect the safety and welfare of employees, as well as abide by government directives. Our global health and safety management system ensures we deliver on all local and national requirements. Our priority objectives are the safety of our staff, clinical trial patients, protecting the environment, maintaining business continuity, and ensuring all sensitive health and safety data is protected.

We are committed to providing a safe working environment for our people. We achieve this goal by working in ways that protect the safety, health, and welfare of all our employees, clinical trial patients, and visitors. Risk assessment is the basis of the safety management system, and we work to identify, mitigate, and monitor existing and emerging health or environment risks that may be associated with our business activities. We work to identify, mitigate, and monitor existing and emerging health or environment risks that may be associated with our business activities.

Directors’ Report (continued)
Fostering diversity, inclusion and belonging

We believe in a workplace culture that embraces diverse perspectives and empowers our team members to grow, whether at work, at home or in their communities. The diversity of our teams is critical to our success. As a global operation, we deliberately structure teams to be diverse to support the delivery of our customers’ clinical development programs across multiple geographies and communities.

Diversity, inclusion, and belonging (DIB) are fundamental to our culture and values. Diversity makes us more innovative and more creative, which helps us better serve our patients, our customers, and our communities. We recognize the critical importance of diversity in clinical trials ensuring all types of patients who will eventually receive therapies are represented on clinical trials, as well as offering clinical trials as a care option for those who may not otherwise have access to medical treatment.

We are committed to being a workplace where all employees are included and feel a sense of belonging. To achieve this, we acknowledge and celebrate our differences in gender, ethnicity, culture, and abilities. As a values-driven organisation, respect for diverse points is foundational to how we interact with each other, as well as with customers, patients, and suppliers.

ICON’s approach to DIB is a key focus area. To reflect this, inclusion is one of our core values and our DIB strategy is now organized into four key ambitions:

ICON’s DIB practices and programs are viewed through the lens of our four DIB ambitions. Each ambition has sponsors from our executive leadership team to support and drive the agenda and provide leadership.

We believe in a workplace culture that embraces diverse perspectives and empowers our team members to grow — at work, at home and in their communities. The key areas of focus for our diversity, inclusion, and belonging agenda include talent management, country-level inclusion policies, rewards, training, and communications.

We established a Diversity, Inclusion & Belonging Steering Committee in 2019 which brings together individuals from across ICON to develop and execute work streams under each of the four ambitions, with a central team overseeing the overarching efforts. ICON has Diversity, Inclusion & Belonging advocates from across our global employee population to better understand local needs, build local presence and awareness, and to give a voice to every corner of the company across the world. These individuals play a key role in supporting the Diversity, Inclusion & Belonging Steering Committee and in aligning activities across the organisation.

Directors’ Report (continued)
The DIB community groups we have at ICON are:

DAWN:
The Disability Awareness Network is a community group striving to develop and foster a mindset towards creating an inclusive workplace and working environment where everyone is treated equally with respect and dignity, irrespective of any visible or hidden disabilities.

EmbRACE:	Supporting all race and ethnic backgrounds in creating an inclusive workplace culture.
NOW@ICON:	Networking organisation for Women at ICON is committed to inspiring and connecting current and potential leaders through an inclusive environment of targeted initiatives and supportive mentorship.
Pride@ICON:	Supporting LGBTQ+ colleagues and allies, ensuring that no matter where employees are in the world, our offices are a safe space where they are welcomed, respected, and valued.
SPACE:
Supporting Parents and Carers Everywhere to create a workplace where stepping out of careers due to personal commitments for a period is wholly accepted and not career limiting, and where stepping back into their career is an organic and positive process.

As a testament to our commitment to diversity, ICON are aiming for gender parity at the VP level and above by 2025. As at 31 December 2022, women represent 42% of the positions at the VP level and above.

ICON is focused on building an inclusive culture where employees feel supported by a fair system supporting pay equity. We have a long track record of developing talent and filling vacancies through internal hires. Using best-in-class analysis, we conduct regular reviews of salary ranges to ensure fair pay, irrespective of gender, race, or ethnicity whilst considering legitimate business factors that explain differences such as performance, tenure, and experience.

We continuously monitor and seek to maintain pay equity for our employees. We have structured our pay principles so that individual differences not related to tenure, experience or performance criteria are not a factor in how we deliver rewards. ICON has made significant investments in organisational design structures, tools and education that uphold and support our pay principles.

We are committed to ensuring fair employment practices. For every jurisdiction in which we operate, we act in compliance with relevant laws relating to labour rights and labour relations as well as market competitive benefits. We believe in fair and equal treatment for all our people, without regard to gender, race, ethnicity, sexual orientation, marital status, physical or mental disability, age, pregnancy, veteran status, nationality, religion, or any other legally protected status. We do not tolerate our employees being subjected to physical, sexual, racial, psychological, verbal, or any other form of harassment. We encourage our employees to report any issues of harassment or discrimination. We prohibit retaliation against any employee who rejects, protests, or complains about unlawful discrimination or harassment.

For further details on risks relating to employee matters refer to Appendix A: Risk Factors.

Directors’ Report (continued)
Human rights

ICON is committed to human rights and in 2021, ICON became a participant in the UN Global Compact (UNGC), signalling our commitment to uphold the UNGC’s 10 Principles, including those related to human rights across our global operations. Our business model and our policies, including our Global Code of Ethical Conduct and Global Supplier Code of Conduct, are intended to fully comply with applicable human rights legislation in the countries where we operate. Our zero-tolerance policy on forced labour, slavery, and human trafficking is defined clearly in these policies, which are available to employees, suppliers, customers, and the public.
We are opposed to forced labour, slavery, and human trafficking. We will not knowingly support or conduct business with any organisation involved in such activities. We do not employ anyone below the minimum employment age in the jurisdictions in which we operate.

Our Global Supplier Code of Conduct incorporates the Pharmaceutical Supply Chain Initiative (PSCI) principles for responsible supply chain management, including for labour. Before doing business with ICON, suppliers must certify that they will comply with the ICON Global Supplier Code of Conduct or their own materially equivalent internal code, which includes human rights protections. We perform pre-engagement due diligence on our suppliers, including in relation to labour issues, which we support through periodic re-screening. We hold our suppliers accountable for meeting their contractual obligations. Contract non-compliance can result in termination of the business relationship with the supplier and exclusion from future business.

Ethics and Compliance

ICON’s commitment to ethics and integrity is embedded in our company values. We act with integrity and integrate ethical principles into our business practices and culture. ICON’s Global Code of Ethical Conduct (the Code) establishes our core principles and standards for honest, fair, and ethical behaviour. This Code addresses the core values expected of our people in our internal interactions with each other as well as in external dealings with patients, customers, healthcare professionals, regulators, investors, vendors and other third parties.

Our Ethics and Compliance program builds on the principles established in the Code to define and drive business conduct consistent with company values and the laws, rules and regulations that apply to our business. The Ethics & Compliance Team (E&C) provides day-to-day independent oversight for the program. The team is independent of the business and reports to the Chief Administrative Officer and General Counsel (CAO). The CAO reports on the program to ICON’s executive leadership team, the Nominating, Sustainability and Governance Committee and the Board. The program supports all functional areas globally and is dedicated to the implementation of standardized global policies, procedures, training, guidance, communications, monitoring, investigations, issue management, assessing compliance-related risk and mitigations, and reporting to ensure the overall compliance program is effectively functioning.

ICON has incorporated a third-party system, Ethics Line, for employees and third parties to confidentially report ethics and compliance questions, as well as concerns, and to track reports through follow-up and resolution. These tools also provide visibility into our risks while highlighting opportunities to address them. ICON’s compliance and ethics program will continue to grow and evolve in response to changes in our business and in the global business climate.

All employees are required to complete mandatory training in key areas which support our values and our ways of working. The training incorporates the key principles of our policies and codes and includes interactive scenarios where applicable.

At ICON, we promote a Speak Up culture that encourages compliance, openness, and accountability without retaliation. The Speak Up Policy aims to support our culture and values and seeks to encourage the prompt reporting or surfacing of concerns or violations. Reported ethics concerns and other ethics and compliance-related data are reported via the CAO to the Board as appropriate.

For further details on risks relating to ethics and compliance refer to Appendix A: Risk Factors.

Directors’ Report (continued)
Anti-bribery and Corruption
ICON is guided by the foundational principle that we do not tolerate bribery or any other form of corruption or fraud. Our anti-bribery and anti-corruption (ABAC) program is a key element of our Ethics and Compliance Program. ICON and all ICON directors, employees, consultants, agents and all third parties acting on ICON's behalf must act in compliance with international laws and regulations relating to bribery, corruption, and illicit payments, including the US Foreign Corrupt Practices Act and the UK Bribery Act 2010.
ICON maintains the ISO 37001:2016 certification for our Anti-Bribery Management System, which establishes the framework for the controls that prevent, detect and mitigate the risk of bribery. Our program is designed to ensure our compliance with anti-corruption laws, including due diligence, training, policies, procedures, and internal controls.

Bribery and corruption remain a business risk as we conduct our business across the globe and enter partnerships and collaborations. There is no certainty that all employees and third-party business partners (including our vendors, suppliers, agents, contractors, and other partners) will comply with anti-bribery laws. When working with third parties, we are committed to working with only those who embrace high standards of ethical behavior consistent with our own. Bribery and corruption risks are a focus of our third-party diligence and management process. We hold our suppliers accountable for meeting their contractual obligations with ICON, including commitments that are made with regard to our Global Supplier Code of Conduct and regulatory compliance. Contract non-compliance can result in termination of the business relationship with the supplier and exclusion from future business with ICON.

ICON's internal audit teams conduct ABAC Program audits. Internal Audit focuses on testing for compliance and design effectiveness of the overall ABAC Program. Internal Audit incorporates an assessment of ABAC measures in all audits, as appropriate. In this approach, bribery and corruption risks are incorporated into the risk assessment and scoping process of each audit.

For further details on risks relating to anti-corruption refer to Appendix A.
Information Security and Privacy
Data privacy and information security are fundamental to our business and key to retaining customers, building investors’ trust, protecting patients, and complying with global and regional regulations. We recognize and respect that our customers, employees, patients, and all those who do business with us expect that we will protect their personal information in accordance with our legal obligations and policy commitments.

Our cybersecurity strategy and program protect our systems and data from an evolving threat landscape. The cybersecurity program, overseen by the Chief Information Officer (CIO), has the support of executive leadership and the Board, and we have invested heavily in cybersecurity technologies to protect our environment. Our processes and range of information security policies are certified to ISO 27001 and are independently audited twice annually. ICON also maintains the Cyber Essentials certification. During an acquisition process, we conduct security and privacy due diligence and risk assessments, implement policies, deliver employee training, and securely integrate IT systems.

Our Global Data Protection Policy regulates the processing of personal data in accordance with the applicable data protection laws of the countries where we operate, including Europe’s General Data Protection Regulation (GDPR) framework. This policy governs ICON’s and its employees’ obligations concerning the processing of personal data, including core privacy issues such as how we address data subject rights, data protection impact assessments and our obligations to maintain records of processing activities (ROPAs).

ICON has a separate Personal Data Incident and Breach Response Policy and Process that governs the management of personal data incidents and breaches within ICON. The policy requires incidents to be reported to ICON’s Global Data Protection Officer (DPO) and Privacy Team, who manage them in collaboration with relevant internal stakeholders (e.g., IT Security, Quality & Compliance), to ensure we comply with our legal and contractual obligations, including our reporting obligations. Our privacy program is overseen by the CAO.

Our people and partners play a critical role in safeguarding data. ICON has training in place for all employees and contingent workers on information security and privacy practices so that they understand their responsibilities with respect to data security and privacy.

For further details on risks relating to information security and privacy refer to Appendix A.

Directors’ Report (continued)
Sustainable procurement

ICON maintains policies and practices to support responsible, sustainable, and ethical business practices. Our goal is to source from suppliers whose values align with our own, including suppliers who are committed to diversity and inclusion, and are socially and environmentally responsible and conscious.

We manage our suppliers through our Global Procurement department. The onboarding of new suppliers is completed through a centrally managed due diligence process. Environmental sustainability, bribery, and corruption risks are a focus of our collective third-party diligence and management process. We require our suppliers to abide by our Global Supplier Code of Conduct which incorporates the Pharmaceutical Supply Chain Initiative (PSCI) principles for Responsible Supply Chain Management and sets out our standards and expectations regarding:

•Ethics and compliance
•Labor and human rights
•Health and safety
•Environmental stewardship

ICON performs pre-engagement due diligence on our suppliers. This includes screening of sanctions lists, debarment, and adverse media. Suppliers are continuously monitored against sanctions and debarment lists and are periodically re-screened. Suppliers deemed higher risk are subject to enhanced due diligence and controls, which may include periodic training, auditing, and assessments.

We hold our suppliers accountable for meeting their contractual obligations, including commitments relating to our Global Supplier Code of Conduct and regulatory compliance. Contract non-compliance can result in termination of the business relationship and exclusion from future business with our company.

We have also engaged with EcoVadis, CDP and Supplier IO to assess our key suppliers and allow us to take ESG status into our decision making on vendor selection.

For further details on risks relating to sustainable procurement refer to Appendix A: Risk Factors.

Directors’ compliance statement

The Directors, in accordance with Section 225(2) of the Companies Act, acknowledge that they are responsible for securing the Company’s compliance with its relevant obligations as defined within the Companies Act, (hereinafter called the relevant obligations).

The Directors confirm that:

•a compliance policy statement has been drawn up setting out the Company’s policies with regard to such compliance;
•appropriate arrangements and structures that, in their opinion, are designed to secure material compliance with the Company’s relevant obligations, have been put in place; and
•a review has been conducted, during the financial year, of the arrangements and structures that have been put in place to secure the Company’s compliance with the relevant obligations.

Auditor

In accordance with Section 383(2) of the Companies Act, KPMG, Chartered Accountants, will continue in office.

On behalf of the Board

Steve Cutler	Rónán Murphy	25 April 2023
Chief Executive Officer	Director

Statement of Directors’ Responsibilities in respect of the Directors’ report and the financial statements
The directors are responsible for preparing the annual report and the Group and Company financial statements in accordance with applicable law and regulations.
Company law requires the directors to prepare the Group and Company financial statements for each financial year. The directors have elected to prepare the Group and Company financial statements in accordance with IFRS as adopted by the EU and as applied in accordance with the Companies Act.
Under company law the directors must not approve the Group and Company financial statements unless they are satisfied that they give a true and fair view of the assets, liabilities and financial position of the Group and Company and of the Group’s profit or loss for that year. In preparing the Group and Company financial statements, the directors are required to:
•select suitable accounting policies and then apply them consistently;
•make judgements and estimates that are reasonable and prudent;
•state whether applicable Accounting Standards have been followed, subject to any material departures disclosed and explained in the financial statements;
•assess the Group and Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern; and
•use the going concern basis of accounting unless they either intend to liquidate the Group or Company or to cease operations, or have no realistic alternative but to do so.
The directors are responsible for keeping adequate accounting records which disclose with reasonable accuracy at any time the assets, liabilities, financial position of the Group and Company and profit or loss of the Group and which enable them to ensure that the financial statements comply with the provision of the Companies Act. They are responsible for such internal controls as they determine are necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error, and have a general responsibility for safeguarding the assets of the Company and the Group, and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities. The directors are also responsible for preparing a directors’ report that complies with the requirements of the Companies Act.
The directors are responsible for the maintenance and integrity of the corporate and financial information included on the Company's website. Legislation in the Republic of Ireland governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

On behalf of the Board

Steve Cutler	Rónán Murphy
Chief Executive Officer	Director

Independent Auditor’s Report to the members of ICON plc

Report on the audit of the financial statements

Opinion

We have audited the financial statements of ICON plc (‘the Company’) and its consolidated undertakings (together, “the Group”) for the year ended 31 December 2022, set out on pages 36 to 153, which comprise the Consolidated Statement of Profit and Loss, Consolidated Statement of Comprehensive Income, Consolidated Statement of Financial Position, Consolidated Statement of Changes in Equity, Consolidated Statement of Cash Flows, Company Statement of Financial Position, Company Statement of Changes in Equity, Company Statement of Cash Flows and related notes, including the summary of significant accounting policies set out in note 1 of the consolidated financial statements.

The financial reporting framework that has been applied in their preparation is Irish Law and International Financial Reporting Standards (IFRS) as adopted by the European Union and, as regards the Company financial statements, as applied in accordance with the provisions of the Companies Act 2014.

In our opinion:

•the financial statements give a true and fair view of the assets, liabilities and financial position of the Group and the Company as at 31 December 2022 and of the Group profit for the year then ended;

•the Group financial statements have been properly prepared in accordance with IFRS as adopted by the European Union; and

•the Company financial statements have been properly prepared in accordance with IFRS as adopted by the European Union, as applied in accordance with the provisions of the Companies Act 2014; and

•the Group and Company financial statements have been properly prepared in accordance with the requirements of the Companies Act 2014.

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (Ireland) (ISAs (Ireland)) and applicable law. Our responsibilities under those standards are further described in the Auditor's responsibilities for the audit of the financial statements section of our report. We have fulfilled our ethical responsibilities under, and we remained independent of the Company in accordance with ethical requirements that are relevant to our audit of financial statements in Ireland, including the Ethical Standard issued by the Irish Auditing and Accounting Supervisory Authority (IAASA), as applied to listed entities.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Conclusions relating to going concern

In auditing the financial statements, we have concluded that the director's use of the going concern basis of accounting in the preparation of the financial statements is appropriate. Our evaluation of the director’s assessment of the entity’s ability to continue to adopt the going concern basis of accounting included.

•agreeing the underlying cash flow projections to management approved forecasts, assessing how these forecasts are compiled, and assessing the accuracy of management’s forecasts;

•evaluating the key assumptions within management’s forecasts;

•considering liquidity and available financial resources;

•assessing whether the stress testing performed by management appropriately considered the principal risks facing the business; and

•evaluating the feasibility of management’s mitigating actions in the stress testing scenarios.

Based on the work we have performed, we have not identified any material uncertainties relating to events or conditions that, individually or collectively, may cast significant doubt on the Group’s or the Company’s ability to continue as a going concern for a period of at least twelve months from the date when the financial statements are authorised for issue.

Our responsibilities and the responsibilities of the directors with respect to going concern are described in the relevant sections of this report.

Independent Auditor’s Report to the members of ICON plc (continued)

Detecting irregularities including fraud

We identified the areas of laws and regulations that could reasonably be expected to have a material effect on the financial statements and risks of material misstatement due to fraud, using our understanding of the entity's industry, regulatory environment and other external factors and inquiry with the directors. In addition, our risk assessment procedures included:

•Inquiring with the directors as to the Group’s policies and procedures regarding compliance with laws and regulations, identifying, evaluating and accounting for litigation and claims, as well as whether they have knowledge of non-compliance or instances of litigation or claims.

•Inquiring of directors as to the Group’s policies and procedures to prevent and detect fraud, as well as whether they have knowledge of any actual, suspected or alleged fraud.

•Inquiring of directors and the audit committee, regarding their assessment of the risk that the financial statements may be materially misstated due to irregularities, including fraud.

•Inspecting the Group’s regulatory and legal correspondence.

•Reading Board and audit committee meeting minutes.

•Performing planning analytical procedures to identify any usual or unexpected relationships.

We discussed identified laws and regulations, fraud risk factors and the need to remain alert among the audit team. This included communication from the group to component audit teams of relevant laws and regulations and any fraud risks identified at the Group level and request to component audit teams to report to the Group audit team any instances of fraud that could give rise to a material misstatement at group.

Firstly, the Group is subject to laws and regulations that directly affect the financial statements including companies and financial reporting legislation. We assessed the extent of compliance with these laws and regulations as part of our procedures on the related financial statement items, including assessing the financial statement disclosures and agreeing them to supporting documentation when necessary.

Secondly, the Group is subject to many other laws and regulations where the consequences of non-compliance could have a material effect on amounts or disclosures in the financial statements, for instance through the imposition of fines or litigation. We identified the following areas as those most likely to have such an effect: health and safety, anti-bribery, employment law, environmental law, regulatory capital and liquidity.

Auditing standards limit the required audit procedures to identify non-compliance with these non-direct laws and regulations to inquiry of the directors and inspection of regulatory and legal correspondence, if any. These limited procedures did not identify actual or suspected non-compliance.

We assessed events or conditions that could indicate an incentive or pressure to commit fraud or provide an opportunity to commit fraud. As required by auditing standards, we performed procedures to address the risk of management override of controls and the risk of fraudulent revenue recognition. We identified a fraud risk in relation to the Group and Component clinical trial service revenue, being the contract realizable value.

In response to the fraud risks, we also performed procedures including:

•Identifying journal entries to test based on risk criteria and comparing the identified entries to supporting documentation.

•Assessing significant accounting estimates for bias.

•Assessing the disclosures in the financial statements.

As the Group is regulated, our assessment of risks involved obtaining an understanding of the legal and regulatory framework that the Group operates and gaining an understanding of the control environment including the entity’s procedures for complying with regulatory requirements.

Owing to the inherent limitations of an audit, there is an unavoidable risk that we may not have detected some material misstatements in the financial statements, even though we have properly planned and performed our audit in accordance with auditing standards. For example, the further removed non-compliance with laws and regulations (irregularities) is from the events and transactions reflected in the financial statements, the less likely the inherently limited procedures required by auditing standards would identify it.

Independent Auditor’s Report to the members of ICON plc (continued)

In addition, as with any audit, there remains a higher risk of non-detection of irregularities, as these may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal controls. We are not responsible for preventing non-compliance and cannot be expected to detect non-compliance with all laws and regulations.

Key audit matters: our assessment of risks of material misstatement

Key audit matters are those matters that, in our professional judgement, were of most significance in the audit of the financial statements and include the most significant assessed risks of material misstatement (whether or not due to fraud) identified by us, including those which had the greatest effect on: the overall audit strategy; the allocation of resources in the audit; and directing the efforts of the engagement team. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

In arriving at our audit opinion above, the key audit matters were as follows:

(We continue to perform procedures over the valuation of the customer relationship intangible asset. However, we have not assessed this as one of the most significant risks in our current year audit and, therefore, it is not separately identified in our report this year.)

Group Key Audit Matters

Revenue recognition for clinical trial service contracts $4,640m (2021: $3,420m)

Refer to note 1 on page 41 (significant accounting policies) and note 2 on page 55 (financial disclosures)

Independent Auditor’s Report to the members of ICON plc (continued)

The key audit matter	How the matter was addressed in our audit
As discussed in Note 3 to the consolidated financial statements, the Company recognized revenue of US$7,734 million for the year ended 31 December 2022, a portion of which relates to clinical trial service revenue. As discussed in Note 2 to the consolidated financial statements, clinical trial service revenue is recognized over time, using an input measure, being total project costs (inclusive of third-party costs, principally pass-through/ reimbursable expenses) incurred at each reporting period as a percentage of forecasted total project costs, to measure progress towards satisfying the Company’s performance obligation. The transaction price is based on the contract or latest change order value, adjusted to reflect the estimated realizable contract value.

We identified the evaluation of revenue recognition for clinical trial service revenue as a key audit matter. Complex and subjective auditor judgment was required to evaluate the Company’s estimate of total forecast project costs and the estimated realizable contract values.
Our audit procedures included:

•We evaluated the design and tested the operating effectiveness of certain internal controls related to the revenue process, including controls over total forecast project costs and estimated realizable contract values.

•We tested the total forecast project costs and the realizable contract values for a selection of clinical trial service contracts, by evaluating:

•direct costs incurred, both during the year and cumulative over the life of the contracts. We tested the accuracy and completeness of the direct costs by comparing the amounts to source data

•third-party costs incurred, both during the year and cumulative over the life of the contracts. We tested the accuracy and completeness of the third-party costs incurred by comparing the costs to invoices received

•findings from interviews with operational personnel of the Company to assess progress to date, the estimate of remaining costs to be incurred and factors impacting the amount of time and costs to complete the selected contracts, including an understanding of the nature and complexity of the work to be performed

•correspondence of amendments to the scope or contract value, if any, between the Company and the customer for the selected contracts as part of our evaluation of contract progress —quarterly movements in forecast project costs and project margins and investigating the reasons for those movements, an

•the reasonableness of the Company’s adjustments from total contract value to arrive at realizable contract value. We confirmed total contract value with customers and compared the assumptions used to derive the adjustments from total contract value to realizable contract value to underlying records.

•We also evaluated the Company’s methods, assumptions and data used to accurately estimate total forecast project costs and realizable contract values, by comparing historical estimates developed at contract inception to actual results for a selection of clinical trial service contracts.

We found that the estimates and judgements used in determining the progress towards completion and realisable contract value related to revenue recognition for clinical trial services contracts were appropriate.

Company key audit matters

Investment in subsidiary undertakings $7,086.4 million (2021: $6,974.3 million)

Refer to note 1 on page 41 (significant accounting policies) and note 3 on page 141 (financial disclosures)

Independent Auditor’s Report to the members of ICON plc (continued)

The key audit matter	How the matter was addressed in our audit
The carrying amount of the Company's investments in subsidiary undertakings represents 97.8% (2021: 96.1%) of the Company's total assets.

The investment in subsidiary undertakings is carried in the balance sheet of the Company at cost less impairment. At December 31, 2022, the investment carrying value was $7,086.4 million.

There is a significant risk in respect of the carrying value of these investments if the future cash flows and trading performance of these subsidiaries are not sufficient to support the balance sheet value.
Our audit procedures included:

•We compared the carrying value of investments in the Company's Balance Sheet to the net assets of the subsidiary financial statements/

•We compared the carrying value of subsidiaries to the market capitalisation of the Company at December 31, 2022.

Based on evidence obtained, we found management's assessment of the key assumptions used in assessing the carrying value of investments in subsidiary undertakings to be appropriate.

Our application of materiality and an overview of the scope of our audit

Materiality for the Group financial statements as a whole was set at US$30.0 million (2021: US$30.0 million), determined with reference to a benchmark of expected Group profit before tax (this estimated amount was based on earnings guidance available at the planning stage of the audit adjusted for exceptional items) (of which it represents 4.76% (2021: 6.62%). Due to the nature of the group, group profit before tax is the most relevant metric to the users of the financial statements in assessing the financial performance of the Group.

With respect to the Company, we based our calculation of materiality on total assets due to its nature as a holding company. As the calculated materiality was higher than Group materiality, we restricted our materiality to US$30.0 million (2021: US$70.0 million).

Performance materiality for the Group financial statements and Company financial statements as a whole was set at US$22.5m (2021: US$22.5m) and US$22.5m (2021: US$52.5m) respectively, determined with reference to benchmarks of expected Group profit before tax for the Group and total assets for the Company ((of which it represents 3.57% (2021: 4.96%) and 0.31% (2021: 0.75%) respectively). We applied this percentage in our determination of performance materiality based on the level of identified control deficiencies during the prior period.

We reported to the Audit Committee any corrected or uncorrected identified misstatements exceeding US$1.5m (2021: US$1.5m), in addition to other identified misstatements that warranted reporting on qualitative grounds. Our audit was undertaken to the materiality and performance materiality level specified above and we applied materiality to assist us determine what risks were significant risks and the procedures to be performed.

The structure of the Group’s finance function is such that the majority of transactions and balances are accounted for by the central Group finance team. We performed comprehensive audit procedures, including those in relation to the significant risk set out above, on those transactions accounted for at Group level. Our audit covered 96% of total Group revenue and 95% of total Group assets, including 100% of the Company’s revenue and total assets.

We identified 4 (2021: 3) components in the scope of our audit, we subjected 1 (2021:2) to full scope audits for group purposes and 1 to specified risk-focused audit procedures. The latter was not individually financially significant enough to require a full scope audit for group purposes, but did present specific individual risks that needed to be addressed. We instructed the component auditor as to the significant areas to be covered, including the relevant risks detailed above and the information to be reported back.

Other information

The directors are responsible for the other information presented in the Annual Report together with the financial statements. The other information comprises the information included in the directors’ report. The financial statements and our auditor’s report thereon do not comprise part of the other information. Our opinion on the financial statements does not cover the other information and, accordingly, we do not express an audit opinion or, except as explicitly stated below, any form of assurance conclusion thereon.

Independent Auditor’s Report to the members of ICON plc (continued)

Our responsibility is to read the other information and, in doing so, consider whether, based on our financial statements audit work, the information therein is materially misstated or inconsistent with the financial statements or our audit knowledge. Based solely on that work we have not identified material misstatements in the other information.
Based solely on our work on the other information, we report that:

•we have not identified material misstatements in the directors’ report;

•in our opinion, the information given in the directors’ report is consistent with the financial statements;

•in our opinion, the directors’ report has been prepared in accordance with the Companies Act 2014.

Our opinions on other matters prescribed by the Companies Act 2014 are unmodified

We have obtained all the information and explanations which we consider necessary for the purpose of our audit.

In our opinion, the accounting records of the Company were sufficient to permit the financial statements to be readily and properly audited and the Company’s financial statements are in agreement with the accounting records.

We have nothing to report on other matters on which we are required to report by exception

The Companies Act 2014 requires us to report to you if, in our opinion, the disclosures of directors’ remuneration and transactions required by Sections 305 to 312 of the Act are not made. We have nothing to report in this regard.

The Companies Act 2014 also requires us to report to you if, in our opinion, the Company has not provided the information required by section 5(2) to (7) of the European Union (Disclosure of Non-Financial and Diversity Information by certain large undertakings and groups) Regulations 2017 for the year ended 31 December 2021 as required by the European Union (Disclosure of Non-Financial and Diversity Information by certain large undertakings and groups) (amendment) Regulations 2018. We have nothing to report in this regard.

Respective responsibilities and restrictions on use

Responsibilities of directors for the financial statements

As explained more fully in their statement set out on page 28, the directors are responsible for: the preparation of the financial statements including being satisfied that they give a true and fair view; such internal control as they determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error; assessing the Group and Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern; and using the going concern basis of accounting unless they either intend to liquidate the Group or the Company or to cease operations, or have no realistic alternative but to do so.

Auditor’s responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs (Ireland) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

A fuller description of our responsibilities is provided on IAASA’s website at
https://iaasa.ie/publications/description-of-the-auditors-responsibilities-for-the-audit-of-the-financial-statements/

Independent Auditor’s Report to the members of ICON plc (continued)

The purpose of our audit work and to whom we owe our responsibilities

Our report is made solely to the Company’s members, as a body, in accordance with Section 391 of the Companies Act 2014. Our audit work has been undertaken so that we might state to the Company’s members those matters we are required to state to them in an auditor’s report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members, as a body, for our audit work, for our report, or for the opinions we have formed.

Sean O’Keefe                                         April 28, 2023
for and on behalf of
KPMG
Chartered Accountants, Statutory Audit Firm
1 Stokes Place
St. Stephen’s Green
Dublin 2
Ireland

Consolidated Statement of Profit and Loss
for the year ended 31 December 2022

		31 December 2022	31 December 2022	31 December 2022	31 December 2021	31 December 2021	31 December 2021
					Revised*		Revised*
		Excluding Exceptional items	(Note 8) Exceptional items	Including Exceptional items	Excluding Exceptional items	(Note 8) Exceptional items	Including Exceptional items
	Note	$’000	$’000	$’000	$’000	$’000	$’000

Revenue	2	7,733,386	—	7,733,386	5,472,826	—	5,472,826

Direct costs		(5,521,522)	—	(5,521,522)	(3,970,025)	—	(3,970,025)
Other operating expenses		(1,334,235)	(70,838)	(1,405,073)	(900,455)	(201,719)	(1,102,174)
Operating profit		877,629	(70,838)	806,791	602,346	(201,719)	400,627

Share of losses equity method investments net of tax	18	(3,136)	—	(3,136)	(2,161)	—	(2,161)
Financing income	4	2,345	—	2,345	574	—	574
Financing expense	5	(234,201)	—	(234,201)	(111,145)	(75,391)	(186,536)

Profit before taxation	3	642,637	(70,838)	571,799	489,614	(277,110)	212,504
Income tax expense	6	(79,679)	14,165	(65,514)	(51,061)	10,842	(40,219)

Profit for the financial year		562,958	(56,673)	506,285	438,553	(266,268)	172,285

Earnings per ordinary share
Basic	7			6.21			2.57

Diluted	7			6.13			2.53
* The comparatives have been revised for IFRS 3 measurement period adjustments. Refer to note 14 for further details.

On behalf of the Board

Steve Cutler	Rónán Murphy
Chief Executive Officer	Director

Consolidated Statement of Comprehensive Income
for the year ended 31 December 2022

	Note	31 December 2022	31 December 2021
			Revised*
		$’000	$’000
Other Comprehensive Loss

Items that will not be reclassified to profit or loss:
Re-measurement of defined benefit liability	10	13,265	4,175

Total items that will not be reclassified to profit or loss		13,265	4,175

Items that are or may be reclassified subsequently to profit or loss, net of tax:
Currency translation differences	25	(88,444)	(61,655)
Tax benefit on defined benefit pension		(754)	—
Loss on cash flow hedge	25	(3,728)	—
Amortisation of cash flow hedge		—	113
Settlement of cash flow hedge **		—	778

Total items that are or may be reclassified to profit or loss		(92,926)	(60,764)

Other comprehensive loss for the year, net of tax		(79,661)	(56,589)
Profit for the financial year		506,285	172,285

Total comprehensive income for the financial year		426,624	115,696

Attributable to:
Equity holders of the Company		426,624	115,696
Noncontrolling interest		—	—
* The comparatives have been revised for IFRS 3 measurement period adjustments. Refer to note 14 for further details.
** recycled through profit and loss in 2021.

On behalf of the Board

Steve Cutler	Rónán Murphy
Chief Executive Officer	Director

Consolidated Statement of Financial Position
as at 31 December 2022

	Note	31 December 2022	31 December 2021
			Revised*
ASSETS		$’000	$’000
Non-current assets
Property, plant and equipment	12	178,227	194,912
Right-of-use leased assets	27	151,199	197,716
Goodwill	13	9,024,479	9,053,482
Intangible assets	13	4,450,752	4,883,202
Other non-current assets	17	76,861	76,800
Equity method investment	18	—	2,373
Financial assets	18	32,631	22,592
Deferred tax assets	6	98,117	100,044
Total non-current assets		14,012,266	14,531,121
Current assets
Inventories	15	7,063	5,772
Trade receivables	16	1,731,388	1,342,770
Unbilled revenue (contract assets)	16	957,655	623,121
Other current assets	17	187,617	159,068
Current taxes receivable		70,170	66,884
Current asset investments	18	1,713	1,712
Cash and cash equivalents	19	288,768	752,213
Total current assets		3,244,374	2,951,540
Total assets		17,256,640	17,482,661
EQUITY
Share capital	24	6,649	6,640
Share premium		472,723	436,916
Other undenominated capital	25	1,162	1,134
Share based payment reserve	25	381,098	420,973
Other reserves	25	7,601	12,438
Foreign currency translation reserve	25	(175,065)	(86,621)
Merger reserve	25	5,656,195	5,656,195
Retained earnings	25	2,219,619	1,728,023
Total equity attributable to the owners of the Company		8,569,982	8,175,698
LIABILITIES
Non-current liabilities
Non-current bank credit lines and loan facilities	23	4,599,037	5,381,162
Non-current lease liabilities	27	131,644	161,096
Non-current other liabilities	20	37,752	35,920
Non-current provisions	8	510	7,377
Deferred tax liabilities	6	987,927	1,078,554
Total non-current liabilities		5,756,870	6,664,109
Current liabilities
Accounts payable		81,194	90,764
Unearned revenue (contract liabilities)	16	1,507,449	1,315,961
Accrued and other liabilities	20	999,512	946,503
Provisions	8	5,512	2,934
Current tax payable		280,971	231,542
Bank credit lines and loan facilities	23	55,150	55,150
Total current liabilities		2,929,788	2,642,854
Total liabilities		8,686,658	9,306,963
Total equity and liabilities attributable to the owners of the company		17,256,640	17,482,661
* The comparatives have been revised for IFRS 3 measurement period adjustments. Refer to note 14 for further details.
On behalf of the Board

Steve Cutler	Rónán Murphy
Chief Executive Officer	Director

Consolidated Statement of Changes in Equity
for the year ended 31 December 2022

	Number of shares	Share Capital	Share Premium	Merger Reserve	Other Undenominated Capital	Share-based Payment Reserve	Other Reserves	Currency Reserve	Retained Earnings	Total
		$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Balance at 1 January 2022	81,554,683	6,640	436,916	5,656,195	1,134	420,973	12,438	(86,621)	1,728,023	8,175,698
Profit for the year attributable to the Group	—	—	—	—	—	—	—	—	506,285	506,285
Other Comprehensive (Loss) / Income:
Foreign currency translation	—	—	—	—	—	—	—	(88,444)	—	(88,444)
Re-measurement of defined benefit liability	—	—	—	—	—	—	—	—	13,265	13,265
Tax benefit on defined benefit pension	—	—	—	—	—	—	(754)	—	—	(754)
Loss on cash flow hedge	—	—	—	—	—	—	(3,728)	—	—	(3,728)
Total other comprehensive loss	—	—	—	—	—	—	(4,482)	(88,444)	13,265	(79,661)
Total comprehensive income for the year	—	—	—	—	—	—	(4,482)	(88,444)	519,550	426,624
Transactions with owners, recorded directly in equity
Share-based payment	—	—	—	—	—	55,874	—	—	—	55,874
Exercise of share options	348,286	21	35,807	—	—	—	—	—	—	35,828
Transfer of exercised and expired share–based awards	—	—	—	—	—	(71,708)	—	—	71,708	—
Issue of restricted share units/ performance share units	241,116	16	—	—	—	—	—	—	—	16
Share issue costs	—	—	—	—	—	—	—	—	(17)	(17)
Repurchase of ordinary shares	(420,530)	(28)	—	—	28	—	—	—	(99,983)	(99,983)
Share repurchase costs	—	—	—	—	—	—	—	—	(17)	(17)
Tax benefit excess on exercise of options	—	—	—	—	—	(25,780)	—	—	—	(25,780)
Deferred tax movement on unexercised options	—	—	—	—	—	1,739	—	—	—	1,739
Non-distributable reserves	—	—	—	—	—	—	(355)	—	355	—
Total contributions by and distributions to owners	168,872	9	35,807	—	28	(39,875)	(355)	—	(27,954)	(32,340)
Balance at 31 December 2022	81,723,555	6,649	472,723	5,656,195	1,162	381,098	7,601	(175,065)	2,219,619	8,569,982
Further details of the reserves above are detailed in note 25

Consolidated Statement of Changes in Equity
for the year ended 31 December 2021

	Number of shares	Share Capital	Share Premium	Merger Reserve	Other Undenominated Capital	Share-based Payment Reserve	Other Reserves	Currency Reserve	Retained Earnings	Total
		$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Balance at 1 January 2021	52,788,093	4,580	318,404	—	1,134	179,569	11,966	(24,966)	1,389,982	1,880,669
Profit for the year attributable to the Group	—	—	—	—	—	—	—	—	172,285	172,285
Other Comprehensive (Loss) / Income:
Foreign currency translation	—	—	—	—	—	—	—	(61,655)	—	(61,655)
Re-measurement of defined benefit liability	—	—	—	—	—	—	—	—	4,175	4,175
Amortisation of cash flow hedge	—	—	—	—	—	—	113	—	—	113
Settlement of cash flow hedge (recycled through profit and loss)	—	—	—	—	—	—	778	—	—	778
Total other comprehensive loss	—	—	—	—	—	—	891	(61,655)	4,175	(56,589)
Total comprehensive income for the year	—	—	—	—	—	—	891	(61,655)	176,460	115,696
Transactions with owners, recorded directly in equity
Issue of shares associated with a business combination	27,372,427	1,960	—	5,656,195	—	—	—	—	—	5,658,155
Replacement share-based awards issued to acquiree employees	—	—	—	—	—	267,607	—	—	—	267,607
Share-based payment	—	—	—	—	—	105,488	—	—	—	105,488
Exercise of share options	1,065,529	77	118,512	—	—	—	—	—	—	118,589
Transfer of exercised and expired share–based awards	—	—	—	—	—	(162,015)	—	—	162,015	—
Issue of restricted share units/ performance share units	328,634	23	—	—	—	—	—	—	—	23
Share issue costs	—	—	—	—	—	—	—	—	(853)	(853)
Tax benefit excess on exercise of options	—	—	—	—	—	22,515	—	—	—	22,515
Deferred tax movement on unexercised options	—	—	—	—	—	7,809	—	—	—	7,809
Non-distributable reserves	—	—	—	—	—	—	(419)	—	419	—
Total contributions by and distributions to owners	28,766,590	2,060	118,512	5,656,195	—	241,404	(419)	—	161,581	6,179,333
Balance at 31 December 2021 (Revised)*	81,554,683	6,640	436,916	5,656,195	1,134	420,973	12,438	(86,621)	1,728,023	8,175,698
Further details of the reserves above are detailed in note 25
* The comparatives have been revised for IFRS 3 measurement period adjustments. Refer to note 14 for further details.

Consolidated Statement of Cash Flows
for the year ended 31 December 2022

	Note	Year Ended 31 December 2022	Year ended 31 December 2021
			Revised*
		$’000	$’000
Profit for the financial year		506,285	172,285
Adjustments to reconcile net income to net cash generated from operating activities
Depreciation of property, plant and equipment	12	48,692	33,654
Depreciation of right-of-use assets	27	45,215	45,247
Impairment of long lived assets	8	28,767	20,037
Amortisation of intangible assets	13	518,656	283,500
Loss on equity method investments		3,136	2,161
Amortisation of deferred financing costs	5	17,749	12,890
Share-based payment	11	55,790	105,859
Loss on extinguishment of debt	5	—	74,613
Financing income	4	(2,345)	(574)
Financing expense	5	211,786	94,029
Defined benefit costs	10	744	561
Income tax expense	6	(65,514)	35,940
Unrealised foreign exchange		(13,009)	(6,054)
Other non cash items		11,324	4,480
Operating cash inflow before changes in working capital		1,367,276	878,628
Accounts receivable		(420,695)	113,513
Unbilled revenue		(332,592)	(17,656)
Unearned revenue		200,944	(61,121)
Other net assets		122,193	109,668
Cash provided by operations		937,126	1,023,032
Income taxes paid		(116,322)	(55,105)
Employer contribution defined benefit pension scheme	10	(508)	(354)
Interest received		2,345	574
Interest paid		(206,448)	(91,202)
Net cash inflow from operating activities		616,193	876,945
Investing activities
Purchase of property, plant and equipment		(52,205)	(29,126)
Purchase of intangible assets		(89,955)	(64,624)
Purchase of subsidiary undertakings		—	(5,914,475)
Loan to equity method investment		—	(10,000)
Investment in equity method investments		—	(2,450)
Sale/maturity of current asset investments		481	497
Purchase of current asset investments		(482)	(480)
Proceeds from sale of financial assets		1,906	500
Purchase of financial assets		(5,612)	(4,077)
Net cash used in investing activities		(145,867)	(6,024,235)
Financing activities
Financing costs		—	(31,056)
Drawdown of bank credit lines and loan facilities		75,000	5,905,100
Repayment of bank credit lines and loan facilities		(875,000)	(877,780)
Repayments of obligations under lease liabilities		(54,617)	(54,884)
Tax benefit from the exercise of share options		1,739	7,809
Proceeds from exercise of share options, RSUs and PSUs		35,844	118,589
Share issuance costs		(17)	(853)
Repurchase of ordinary shares		(99,983)	—
Share repurchase costs		(17)	—
Net cash (used in)/generated by financing activities		(917,051)	5,066,925
Net increase in cash and cash equivalents		(446,725)	(80,365)
Effect of exchange rate changes		(16,720)	(7,727)
Cash and cash equivalents at start of year		752,213	840,305
Cash and cash equivalents at end of year		288,768	752,213
* The comparatives have been revised for IFRS 3 measurement period adjustments. Refer to note 14 for further details.

Notes to Consolidated Financial Statements
for the year ended 31 December 2022

1.    Basis of preparation and statement of accounting policies
Statement of compliance

The Group Financial Statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board (“IASB”) as adopted by the European Union ("EU") that are effective for financial year ending 31 December 2022, and with those parts of the Companies Act applicable to companies reporting under IFRS. The Company Financial Statements have been prepared in accordance with IFRS as adopted by the EU, as applied in accordance with the Companies Act applicable to companies reporting under IFRS. IFRS adopted by the EU differs in certain respects from IFRS issued by the IASB. Reference to IFRS hereafter refers to IFRS adopted by the EU. A Company that publishes its Group and Company Financial Statements together can take advantage of the exemption in Section 304 of the Companies Act from presenting to its members a Company Statement of Profit and Loss and Company Statement of Comprehensive Income and related notes.
Basis of preparation

The Group and Company Financial Statements are presented in United States dollars ("U.S. dollars") and all values are rounded to the nearest thousand ($‘000), except where otherwise indicated. They are prepared on the historical cost basis, except for the measurement at fair value on date of grant of share options, the pension plan assets, derivative financial instruments, other investments and financial assets. Other than the amended standards adopted by the Group, accounting policies are applied consistently with the prior year. Certain comparative financial information has been revised to reflect measurement period adjustments, in accordance with IFRS 3 Business Combinations (refer to note 14 for further details).

New standards and interpretations

The following standards and interpretations became effective for the Group during the financial year but do not have a material effect on the results or financial position of the Group:

a.Amendments to IAS 16 Property, Plant and Equipment (PPE): Proceeds before Intended Use
b.Amendments to IAS 37 Provisions, Contingent Liabilities and Contingent Assets: Costs to Fulfill a Contract
c.Amendments to IFRS 3 Business Combinations
a.Amendments to IAS 1 Classification of Liabilities as Current or Non-current and Disclosure of Accounting Policies

The following standards and interpretations are not yet effective for the Group and are not expected to have a material effect on the results or financial position of the Group:

a.Amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors (Effective date: 1 January 2023)
b.Amendments to IAS 12 Income Taxes (Effective date: 1 January 2023)
c.Amendments to IFRS 17 Insurance Contracts (Effective date: 1 January 2023)
d.Amendments to IFRS 16 Leases (Effective date: 1 January 2024)

Critical accounting judgements and key sources of estimation uncertainty

The preparation of consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period.

We base our estimates and judgments on historical experience and on the other factors that we believe are reasonable under current circumstances. Actual results may differ from these estimates if these assumptions prove to be incorrect or if conditions develop other than as assumed for the purposes of such estimates. The following is a discussion of the accounting policies used by us, which we believe are critical in that they require estimates and judgements by management. The application of these critical accounting policies and estimates is discussed with the Audit Committee of the Board of Directors.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2022

1.    Basis of preparation and statement of accounting policies (continued)

Revenue recognition

Significant management judgments and estimates must be made and used in connection with the recognition of revenue in any accounting period. Material differences in the amount of revenue in any given period may result if these judgments or estimates prove to be incorrect or if management’s estimates change on the basis of development of the business or market conditions. To date there have been no material differences arising from these judgments and estimates.We earn revenues by providing a number of different services to our clients. These services, which are integral elements of the clinical development process, include clinical trials management, contract staffing, consulting and laboratory services. The criteria for revenue recognition is based on five steps: (1) identify the contract(s) with a customer; (2) identify the performance obligation in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognise revenue when (or as) the entity satisfies the performance obligation.

Clinical trial services are a single performance obligation satisfied over time i.e. the full-service obligation in respect of a clinical trial (including those services performed by investigators and other parties) is considered a single performance obligation. Promises offered to the customer are not distinct within the context of the contract. We have concluded that ICON is the contract principal in respect of both direct services and in the use of third parties (principally investigator services) that support the clinical research project. The transaction price is determined by reference to the contract or change order value (total service revenue and pass-through/ reimbursable expenses) adjusted to reflect a realisable contract value. An assessment of the realisable contract value is judgmental in nature. The realisable value assessment is updated at each reporting period, having regard to (i) contract terms and (ii) customer experience.

Revenue is recognised on a percentage completion basis as the single performance obligation is satisfied. The progress towards completion for clinical service contracts is measured therefore based on an input measure being total project costs (inclusive of third party costs) at each reporting period. Measurement of the progress towards completion involves judgment and estimation. Assessment of completion requires an evaluation of labour and related time cost incurred at the reporting date and third party costs incurred at the reporting date. The assessment of third party costs incurred (principally investigator costs) requires a review of activity performed and recorded by the third party services providers. The timing of payments to third parties in respect of cost incurred reflect invoicing by third parties. The timing difference between the activity performed and receipt of invoices from third parties may result in significant accrued amounts at reporting periods.

The assessment of progress towards completion also requires an up to date evaluation of the forecast costs to complete in respect of these projects. Given the long-term nature of the clinical trials, and the complex nature of those trials, the forecast costs to complete (being internal direct costs and costs that will be incurred by third parties (principally investigators)) is judgmental. Forecast time (and related costs) is determined by reference to (i) contract terms and (ii) past experience. Forecast third party costs to complete are determined by project by reference to (i) contract terms and (ii) past experience.
The Company provides data services to customers based on agreed-upon specifications, including the timing of delivery, which is typically either weekly, monthly, or quarterly. If a customer requests more than one type of data report or series of data reports within a contract, each distinct type of data report is a separate performance obligation. The contracts provide for the Company to be compensated for the value of each deliverable. The transaction price is determined using list prices, discount agreements, if any, and negotiations with the customers, and generally includes any out-of-pocket expenses.

The Company enters into contracts with some of its larger data suppliers that involve non-monetary terms. The Company issues purchase credits to be used toward the data supplier's purchase of the Company's services based on the fair value of the data obtained. In exchange, the Company receives monetary discounts on the data received from the data suppliers. The fair value of the revenue earned from the customer purchases is recognised as services are delivered as described above. At the end of the contract year, any unused customer purchase credits may be forfeited or carried over to the next contract year based on the terms of the data supplier contract. The calculation of the fair value of certain non-monetary terms involves management judgement and estimation.

Intangible assets acquired in a business combination
Significant management judgments and estimates must be made and used in connection with the recognition of intangible assets associated with a business combination. The cost of a business combination is measured as the aggregate of the fair values at the date of exchange of assets given, liabilities incurred or assumed and equity instruments issued in exchange for control. The assets, liabilities and contingent liabilities of businesses acquired are generally measured at their fair values at the date of acquisition. When the initial accounting for a business combination is determined provisionally, any subsequent adjustments to the provisional values allocated to the identifiable assets, liabilities and contingent liabilities are made within twelve months of the acquisition date and presented as adjustments to goodwill in the reporting period in which the adjustments are determined.
Measurement of intangible assets involves the use of estimates for determining the fair value at the acquisition date. The determination of the fair values of assets and liabilities, as well as of the useful lives of the assets is based on

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2022

1.    Basis of preparation and statement of accounting policies (continued)

management’s judgment. The valuation of intangible assets required management to develop discounted cash flow models which required the use of reasonable and supportable inputs such as customer attrition data, discount rates developed from various weighted average cost of capital assumptions, growth rates, margin forecasting and assessment of useful lives (see note 13 - Intangible assets - goodwill and other). Management utilised external valuation experts, where necessary, to ensure the valuation process was sufficiently detailed and robust to develop reliable valuations.

Taxation

Given the global nature of our business and the multiple taxing jurisdictions in which the Group operates, the determination of the Group’s provision for income taxes requires significant judgments and estimates, the ultimate tax outcome of which may not be certain. Although we believe our estimates are reasonable, the final outcome of these matters may be different than those reflected in our historical income tax provisions and accruals.

Taxable profit differs from net profit as reported in the Consolidated Statement of Profit and Loss because it excludes items of income or expense that are taxable or deductible in other years and further excludes items that are not taxable or deductible. The Group’s liability for income tax is calculated using rates that have been enacted or substantively enacted at the reporting date. Income tax is recognised in the Consolidated Statement of Profit and Loss except to the extent that it relates to items recognised directly in equity.

Deferred income tax is provided, using the liability method, on all differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes except those arising from non-deductible goodwill or on initial recognition of an asset or liability which affects neither accounting nor taxable profit.
Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is expected to be realised or the liability to be settled.

Recognition of deferred tax assets is based on management’s belief that it is more likely than not that the income tax benefit associated with certain temporary differences, income tax operating loss, capital loss carryforwards, and income tax credits, would be realised. The carrying amount of deferred income tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit would be available to allow all or part of the deferred income tax asset to be utilised. The Group accounts for the impact of GILTI (“global intangible low-taxed income”) in the period it arises and therefore have not provided for deferred taxes in respect of this item. The Group recognises the effect of income tax positions only if those positions will more likely than not be sustained. If the estimate of future taxable income or tax strategies changes at any time in the future, the Group would record an adjustment to the deferred tax asset. Recording such an adjustment could have a material effect on the Group's financial condition or results of operations.

Accounting policies

The following accounting policies have been applied consistently in dealing with items which are considered material in relation to the Group’s Financial Statements.

Basis of consolidation

The Group’s Financial Statements consolidate the financial statements of ICON plc and its subsidiaries. Subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Financial statements of subsidiaries are prepared for the same reporting year as the Company and where necessary, adjustments are made to the results of subsidiaries to bring their accounting policies into line with those used by the Group. The Group will continue to prepare the individual statutory financial statements of subsidiary companies under GAAP applicable in their country of incorporation but adjustments have been made to the results and financial position of such companies to bring their accounting policies into line with those of the Group.

All intercompany balances and transactions, including unrealised profits arising from inter-group transactions, have been eliminated in full. Unrealised losses are eliminated in the same manner as unrealised gains except to the extent that there is evidence of impairment.

Foreign currency translation

The presentation and functional currency of the Company is US dollars ($). The presentation currency of the Group is US dollars ($). The determination of the USD as the functional currency of the Company reflects consideration of the primary and secondary indicators as set out in IAS 21. The directors considered in particular the currency in which funds from financing activities are generated (debt and equity) and the currency in which receipts from operating activities are usually retained. This assessment is consistent with the assessment that the functional currencies of the main subsidiary trading

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2022

1.    Basis of preparation and statement of accounting policies (continued)

entities are USD. The Company Financial Statements are presented in US dollars. Results and cash flows of non-dollar denominated undertakings are translated into dollars at the actual exchange rates at the transaction dates or average exchange rates for the year where this is a reasonable approximation.

The related statements of financial position are translated at the rates of exchange ruling at the reporting date. Goodwill and fair value adjustments arising on acquisition of a foreign operation are regarded as assets and liabilities of the foreign operation, are expressed in the functional currency of the foreign operation and are recorded at the exchange rate at the date of the transaction, and subsequently retranslated at the applicable closing rates. Adjustments arising on translation of the results of non-dollar undertakings at average rates, and on the restatement of the opening net assets at closing rates, are recorded in the translation reserve within equity.

Transactions in currencies different to the functional currencies of operations are recorded at the rate of exchange ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated into the functional currency at the rate of exchange at the reporting date. All translation differences, with the exception of translation differences on long-term intercompany balances in the Consolidated Financial Statements where repayment is not foreseen, are recorded in the Consolidated Statement of Profit and Loss. Translation differences on long-term intercompany balances, in the Consolidated Financial Statements, where repayment is not foreseen are recorded within other comprehensive income in the Statement of Comprehensive Income.

On disposal of a foreign operation, accumulated currency translation differences, together with any exchange differences on foreign currency borrowings that provide a hedge of the net investment are recognised in the Consolidated Statement of Profit and Loss as part of the overall gain or loss on disposal.

The principal exchange rates used for the translation of results, cash flows and statements of financial position into US dollars were as follows:

	Average		Year end
	31 December 2022	31 December 2021	31 December 2022	31 December 2021

Euro 1:$	1.0512	1.1886	1.0705	1.1370

Pound Sterling 1:$	1.2347	1.3788	1.2083	1.3532

Property, plant and equipment

Items of property, plant and equipment are stated at cost less accumulated depreciation and any provisions for impairment losses. Depreciation is calculated to write off the original cost of property, plant and equipment less its estimated residual value over its expected useful life on a straight line basis. Residual values and useful lives of property, plant and equipment are reviewed and adjusted if appropriate at each reporting date. At present it is estimated that all items of property, plant and equipment have no residual value. The estimated useful lives applied in determining the charge to depreciation are as follows:

Years
Buildings	40
Computer equipment	2-8
Office furniture and fixtures	8
Laboratory equipment	5
Motor vehicles	5

Leasehold improvements are amortised using the straight-line method over the estimated useful life of the asset or the lease term, whichever is shorter.

On disposal of property, plant and equipment the cost and related accumulated depreciation and impairments are removed from the financial statements and the net amount, less any proceeds, is taken to the Consolidated Statement of Profit and Loss.

The carrying amounts of the Group’s property, plant and equipment are reviewed at each reporting date to determine whether there is any indicator of impairment. Where such an indicator exists an impairment review is carried out. An

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2022

1.    Basis of preparation and statement of accounting policies (continued)

impairment loss is recognised whenever the carrying amount of an asset or its cash generation unit exceeds its recoverable amount. Impairment losses are recognised in the Consolidated Statement of Profit and Loss.

Subsequent costs are included in an asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the replaced item can be measured reliably. All other repair and maintenance costs are charged to the Consolidated Statement of Profit and Loss during the financial period in which they are incurred.

Right-of-use assets and lease liabilities

ICON determines if an arrangement is a lease at inception and recognises the rights and obligations on the Consolidated Statements of Financial Position as right-of-use (ROU) assets with corresponding lease liabilities.

The right-of-use assets comprise the initial measurement of the corresponding lease liability, plus lease payments made at or before the commencement day and any initial direct costs, less any lease incentives received. They are subsequently measured at cost less accumulated depreciation and impairment losses. Right-of-use assets are depreciated over the lease term.

The right-of-use assets are presented as a separate line in the Consolidated Statement of Financial Position. The Group applies IAS 36 to determine whether a right-of-use asset is impaired and accounts for any identified impairment loss as described in the ‘Property, Plant and Equipment’ policy.

Lease liabilities are recognised based on the present value of future minimum lease payments over the lease term at commencement date or date of transition with the interest element of the finance lease charged to financing expense. As most of ICON's leases do not provide an implicit rate, the discount rate used is based on the Group's incremental borrowing rate derived from the rate of traded corporate bonds available at the commencement date adjusted for country risk, liquidity and lease term.

Current lease liabilities are included in accrued and other liabilities in the Consolidated Statement of Financial Position and non-current lease liabilities are presented as a separate line. The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made.

Lease terms may also include options to extend or terminate. Such options are actively reviewed and adjustments to the ROU asset and lease liability are made when it is reasonably certain the option will be exercised.

Amendments to IFRS 16 were made by the IASB in 2020 allowing rent concessions directly related to the COVID-19 pandemic not to be accounted as lease modifications. Rental concessions directly related to the COVID-19 pandemic are recognised in the Consolidated Statement of Profit and Loss in the period they are received.

The Group accounts for lease and non-lease components separately with the exception of motor vehicle leases for which lease and non-lease components are accounted as a single lease component. Lease components are reflected in the Consolidated Statements of Financial Position and non-lease components expensed directly to the Consolidated Statements of Profit and Loss.

The Group has elected to account for short-term leases using the practical expedient. Instead of recognising a right-of-use asset and lease liability, the payments in relation to these are recognised as an expense in the Consolidated Statement of Profit and Loss on a straight-line basis over the lease term.

In some cases, ICON enters into sublease agreements and becomes both a lessee and a lessor for the same underlying asset. When the Group is an intermediate lessor, it accounts for the head lease and the sub-lease as two separate contracts. Subleases are accounted for in the same way as other leases. The sub-lease is classified as a finance or operating lease by reference to the right-of-use asset arising from the head lease.

Business combinations

Business combinations are accounted for using the acquisition method when control is transferred to the Group. The consideration transferred is measured at fair value, as are the identifiable assets acquired and liabilities assumed. Where a business combination agreement provides for an adjustment to the cost of the acquisition which is contingent upon future events, the amount of the estimated adjustment is recognised on the acquisition date at the acquisition date fair value of this contingent consideration. The accounting treatment of any changes to this estimate in subsequent periods will depend on the classification of the contingent consideration. If the contingent consideration is classified as equity it shall not be re-measured and the settlement shall be accounted for within equity. If the contingent consideration is classified as a liability

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2022

1.    Basis of preparation and statement of accounting policies (continued)

any adjustments to the assessment of contingent consideration determined as at acquisition date will be accounted for through the Consolidated Statement of Profit and Loss, as the liability is measured at fair value at each reporting date.

The assets, liabilities and contingent liabilities of businesses acquired are measured at their fair values at the date of acquisition. In the case of a business combination which is completed in stages, the fair values of the identifiable assets, liabilities and contingent liabilities are re-determined at the date of each transaction until control is obtained. When the initial accounting for a business combination is determined provisionally, any subsequent adjustments to the provisional values allocated to the identifiable assets, liabilities and contingent liabilities are made within twelve months of the acquisition date and presented as adjustments to the original acquisition accounting. Acquisition costs are expensed as incurred.

Goodwill

The Group measures goodwill at the acquisition date as the fair value of the consideration transferred plus the recognised amount of any non controlling interests in the acquiree, if the business combination is achieved in stages, the fair value of the pre-existing equity interest in the acquiree, less the net recognised amount (generally fair value) of the identifiable assets acquired and liabilities assumed. Goodwill on the acquisition of subsidiaries is included in ‘intangible assets – goodwill and other’.

At the acquisition date, any goodwill acquired is allocated to the cash-generating units expected to benefit from the combination's synergies. Impairment is determined by assessing the recoverable amount of the cash-generating unit to which the goodwill relates. Where goodwill forms part of a cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured on the basis of the relative values of the operation disposed of and the proportion of the cash-generating unit retained.

Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

Intangible assets

Other intangible assets are stated at cost less accumulated amortisation and impairment losses. Useful lives of intangibles are reviewed and adjusted if appropriate at each reporting date. Amortisation is charged to the Consolidated Statement of Profit and Loss on a straight-line basis over the estimated useful lives of intangible assets, currently estimated as follows:

Years
Computer software	2-8
Customer relationships	7-23
Order backlog	1-7
Tradenames	3-5
Technology asset	5-8
Non-compete arrangements	5
Patient database	7

Impairment

The Group assessed at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occur after the initial recognition of the asset (a 'loss event') and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

Impairment losses in respect of other non-financial assets, other than goodwill, are reversed if there has been a change in the estimates used to determine recoverable amount. Impairment losses are reversed only to the extent that the carrying amount of the asset does not exceed the carrying value that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised. Impairment losses in respect of goodwill are not reversed.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2022

1.    Basis of preparation and statement of accounting policies (continued)

Inventories

Inventories, which comprise laboratory inventories, are stated at the lower of cost and net realisable value. Cost is based on the first-in, first-out principle and includes all expenditure incurred in acquiring the inventories and bringing them to their present location and condition. Cost in the case of raw materials comprises the purchase price and attributable costs, less trade discounts. Net realisable value is the estimated selling price in the ordinary course of business, less selling expenses.

Accounts payable

Trade and other payables are presented as current liabilities unless payment is not due within 12 months after the reporting period. They are recognised initially at fair value and subsequently measured at amortised cost using the effective interest rate method.

Government grants

Government grants received that compensate the Group for the cost of an asset are recognised in the Consolidated Statement of Financial Position initially as deferred income when there is reasonable assurance that it will be received and that the Group will comply with the conditions attaching to it. Such grants are recognised in the Consolidated Statement of Profit and Loss over the useful economic life of the asset which is consistent with the depreciation policy of the relevant asset.

Grants that compensate the Group for expenses incurred are recognised in the Consolidated Statement of Profit and Loss in the same periods in which the expenditure to which they relate is charged.

Under grant agreements, amounts received may become repayable in full or in part should certain circumstances specified within the grant agreements occur, including downsizing by the Group, disposing of the related assets, ceasing to carry on its business or the appointment of a receiver over any of its assets. The Group has not recognised any such loss contingency having assessed as remote the likelihood of these events arising.

Provisions

A provision is recognised in the Consolidated Statement of Financial Position when the Group has a present or legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost.

A provision for restructuring is recognised when the Group has approved a detailed and formal restructuring plan, and the restructuring has either commenced or has been announced publicly. Future operating costs are not provided for.

Financial Instruments

The Group assesses the business models and contractual cash flows which apply to its financial assets and classified the assets into the appropriate IFRS 9 categories accordingly.

Financial asset category	Classification and measurement under IFRS 9	Classification test outcomes
Cash and cash equivalents	Financial assets at fair value (initial recognition) followed by amortised cost net of impairments (subsequent measurement).	Business model test result: hold to collect contractual cash flows. Cash flow characteristics test result: solely payments of principal and interest.
Trade receivables

Current asset investments	Short-term financial assets at fair value (initial recognition) either through OCI or profit or loss.	See details below.
Non-current financial assets	Long-term financial assets at fair value through profit or loss.	See details below.

(a)    Cash and cash equivalents

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2022

1.    Basis of preparation and statement of accounting policies (continued)

Cash and cash equivalents include cash and highly liquid investments with original maturities of three months or less and are stated at fair value on initial recognition followed by amortised cost, which approximates fair value.

(b)    Trade receivables

The Group's financial assets measured at amortised cost, the most significant of which are trade receivables and unbilled receivables, are subject to IFRS 9's expected credit loss model.

For trade receivables and unbilled revenue, the Group applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognised from initial recognition of the receivables. See notes 16 and 26 for further details. The expected credit losses on these financial assets are estimated based on the Group’s historical credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions and an assessment of both the current, as well as the forecast direction of conditions, at the reporting date.

The Group writes off a financial asset when there is information indicating that the debtor is in severe financial difficulty and there is no realistic prospect of recovery, e.g. when the debtor has been placed under liquidation or has entered into bankruptcy proceedings. Financial assets written off may still be subject to enforcement activities under the Group’s recovery procedures, taking into account legal advice where appropriate. Any recoveries made are recognised in profit or loss.

Accounts receivable
Where the Company enters into an agreement to sell certain portfolios of its accounts receivable balances, the sale is accounted for in accordance with IFRS 9. Agreements which result in true sales of the transferred receivables, as defined in IFRS 9, which occur when receivables are transferred without recourse to ICON, are excluded from amounts reported in the Consolidated Balance Sheet. Cash proceeds received from such sales are included in operating cash flows. The associated finance costs are presented as interest expense.

(c)    Current asset investments and non-current financial assets

The Group classifies its financial assets in the following measurement categories:
•those to be measured subsequently at fair value through OCI; and
•those to be measured subsequently at fair value through profit or loss.

The classification depends on the entity's business model for managing financial assets and the contractual terms of the cash flows.

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (FVPL), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in profit or loss.

For assets measured at fair value, gains and losses will either be recorded in profit or loss or OCI. For investments in equity instruments that are not held for trading, this will depend on whether the Group has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income (FVOCI).

The Group reclassifies debt investments when and only when its business model for managing those assets changes.

Purchases or sales of financial assets are recognised on trade date, the date the Group commits to purchase or sell the asset. Financial assets are de-recognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the group has transferred substantially all the risks and rewards of ownership.

Subsequent measurement of debt instruments depends on the Group's business model for managing the asset and the cash flow characteristics of the asset.

There are three measurement categories into which the Group classifies its financial instruments:

•Amortised cost: Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortised cost. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognised directly in profit or loss and presented in other gains/(losses) together with foreign exchange gains and losses.

•FVOCI: Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets' cash flows represent solely payments of principal and interest, are measured at FVOCI. Movements in the

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2022

1.    Basis of preparation and statement of accounting policies (continued)

carrying amount are taken through OCI, except for the recognition of impairment losses. When the financial asset is derecognised, the cumulative gain or loss previously recognised in OCI is reclassified from equity to profit or loss and recognised in other gains/(losses). Interest income from these financial assets is included in finance income using the effective interest rate method.

•FVPL: Assets that do not meet the criteria for amortised cost or FVOCI are measured at FVPL. A gain or loss on a debt investment that is subsequently measured at FVPL is recognised in profit or loss.

The Group assesses on a forward-looking basis the expected credit losses associated with its debt instruments carried at amortised cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

(d)    Interest bearing loans and borrowings

Borrowings are initially recognised at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortised cost. Subsequent to initial recognition, current and non-current interest bearing loans and borrowings are measured at amortised cost with any difference between cost and redemption value being recognised in the Consolidated Statement of Profit and Loss over the period of the borrowings on an effective interest rate basis. Fees paid on the establishment of loan facilities are recognised as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until draw down will occur. Where there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalised as a prepayment and amortised over the period of the facility to which it relates.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting date.

Borrowings are removed from the Consolidated Statement of Financial Position when the obligation specified in the contract is discharged, cancelled or expired. The difference between the carrying amount of a financial liability that has been extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognised in profit or loss as other income or finance costs.

(e)    Derivative financial instruments and hedging

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting period. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

The Group designates certain derivatives as either:

•hedges of the fair value of recognised assets or liabilities or a firm commitment (fair value hedges)
•hedges of a particular risk associated with the cash flows of recognised assets and liabilities and highly probable forecast transactions (cash flow hedges), or
•hedges of a net investment in a foreign operation (net investment hedges).

At inception of the hedge relationship, the Group documents the economic relationship between hedging instruments and hedged items including whether changes in the cash flows of the hedging instruments are expected to offset changes in the cash flows of hedged items. The Group documents its risk management objective and strategy for undertaking its hedge transactions.

The fair value of derivative financial instruments designated in hedge relationships are disclosed in note 26 – Financial instruments. Movements in the hedging reserve in shareholders' equity are shown in shareholders' equity. The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months. It is classified as a current asset or liability when the remaining maturity of the hedged item is less than 12 months.

Cash flow hedges that qualify for hedge accounting

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in the cash flow hedge reserve within equity. The gain or loss relating to the ineffective portion is recognised immediately in profit or loss, within other gains/(losses).

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2022

1.    Basis of preparation and statement of accounting policies (continued)

Gains or losses relating to the effective portion of the change in intrinsic value of the options are recognised in the cash flow hedge reserve within equity. The changes in the time value of the options that relate to the hedged item are recognised within OCI in the costs of hedging reserve within equity.

When a hedging instrument expires or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative deferred gain or loss and deferred costs of hedging in equity at that time remains in equity until the forecast transaction occurs.

Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognised immediately in profit or loss.

During the year ended 31 December 2022, the Group entered into two interest rate cap agreements ("2022 Caps") and an interest rate swap agreement ("2022 Swap") to limit its exposure to changes in the variable interest rate on its Senior Secured Credit Facilities. The interest rate caps and swap are accounted for as cash flow hedges and were considered effective hedges on application of the provisions of IFRS 9. The effective portion of the hedges is recorded as a movement within Other Reserves for the year ended 31 December 2022.

Put and call options in unconsolidated entities

On 24 July 2020, the Group entered into an agreement to jointly establish a new company, Oncacare, with a third-party. The Group owns 49% of the voting share capital with the majority third party owning the remaining 51% voting share capital. The majority investor has the right to sell the 51% majority voting share capital exclusively to the Group in a two and half year period, commencing 1 January 2023 and the Group also has the right to acquire the 51% majority voting share capital from 1 August 2025. These option arrangements are derivative financial instruments which have been bifurcated and separately recorded from the equity host contract as Oncacare is not part of the Group. These option arrangements will be measured at their fair value at each reporting period with changes in the fair value of the financial instruments recorded through the Consolidated Statement of Profit and Loss. On April 20, 2023, The Company, ICON Clinical Research Limited, completed it's purchase of Oncacare. See Note 31 Subsequent Events for further details.

(f)    Investments in subsidiaries - Company

Investments in subsidiary undertakings are stated at cost less any accumulated impairment and are reviewed for impairment if there are indicators that the carrying value may not be recoverable.

Intercompany loans receivable and payable are initially recognised at fair value. These are subsequently measured at amortised cost, less any loss allowance, calculated on an expected credit loss basis.

Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Where ordinary shares are re-purchased by the Company they are cancelled and the nominal value of the shares is transferred to other undenominated capital within equity.

Equity Method Investments

The Company’s investments that are not consolidated are accounted for under the equity method if the Company exercises significant influence that is considered to be greater than minor. These investments are classified as equity method investments on the accompanying Consolidated Statements of Financial Position. The Company records its pro rata share of the earnings/losses of these investments in Share of equity method investments in the Consolidated Statements of Profit and Loss. The Company reviews these for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable.

Employee benefits

(a) Pension and other post-employment benefits

Certain companies within the Group operate defined contribution pension plans. A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity. The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2022

1.    Basis of preparation and statement of accounting policies (continued)

employee service in the current and prior periods. Contributions to defined contribution pension plans are expensed as incurred.

The Group operates defined benefit pension plans for certain of its United Kingdom and Swiss employees through subsidiary companies. A defined benefit plan is a pension plan that is not a defined contribution plan. Typically, defined benefit plans define the amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. Obligations for contributions to defined benefit contribution pension plans are recognised as an expense in the Consolidated Statement of Profit and Loss as service is received from the relevant employees.

The Group’s net obligation in respect of the defined benefit pension plans is calculated separately by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. This benefit is discounted to determine its present value, and the fair value of plan assets deducted. The discount rate used in respect of the UK scheme is the yield at the reporting date on the iBoxx corporate bond over 15 years plus 10 basis points. The discount rate used in respect of the Swiss schemes is determined by the Swiss corporate bond yields at the reporting date. The calculation is performed by a qualified actuary using the projected unit credit method. The net finance income/cost are recorded in operating costs in the Consolidated Statement of Profit and Loss. When benefits of a plan are improved, the portion of the increased benefit relating to the past service by employees is recognised as an expense in the Consolidated Statement of Profit and Loss on a straight line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognised immediately in the Consolidated Statement of Profit and Loss.

(b) Share-based payments

Share-based payments comprise options to acquire ordinary shares in the Company, RSUs and PSUs in the form of ordinary share entitlements after a certain period of time. These are awarded to certain key employees and Directors of the Group based on service conditions such as term of employment and individual performance. The fair value of options, RSUs and PSUs granted is recognised as an employee expense with a corresponding increase in equity. The fair value is measured at grant date and spread over the period during which the Directors and other employees become unconditionally entitled to the options, RSUs or PSUs. The fair value of options granted is measured using a binomial lattice model, taking into account the terms and conditions upon which the options were granted. The fair value of RSUs and PSUs is equal to the market price of a share at date of grant. The total amount to be expensed is determined by reference to the fair value of the options, RSUs or PSUs granted. The amount recognised as an expense is adjusted to reflect the actual number of share options, RSUs or PSUs that vest.

Forfeitures are estimated on the date of grant and revised if actual or expected forfeiture activity differs materially from original estimates.

Share-based payment expense is recognised over the requisite service period for awards of equity instruments to employees based on the grant date fair value of those awards expected to ultimately vest.

Replacement awards

In connection with the completion of the Merger, the Company issued replacement awards to the holders of PRA equity awards on 1 July 2021. An exchange of share-based compensation awards in a business combination is treated as a modification under IFRS 2. The replacement awards and the original acquiree awards are measured at fair value at the acquisition date and calculated using the fair-value-based measurement principles in IFRS 2. Amounts attributable to pre-combination vesting are accounted for as part of the consideration transferred for the acquiree. Amounts attributable to post-combination vesting are accounted for separate from the business combination and are recognised as compensation cost in the post-combination period.

(c) Share-based payments – Company

The Company operates a number of share-based payment plans the details of which are presented in note 11 Share-based Payments to the Consolidated Financial Statements. The share-based payment expense associated with the share-based payment plans is recognised by the entity which receives services in exchange for the share-based compensation.

The Statement of Profit and Loss of the Company is charged with the expense related to the services received by the Company. The remaining portions of the share-based payments represent a contribution to Company’s subsidiaries and are added to the carrying amount of those investments. Under an agreement, with certain subsidiaries, on the date of exercise the Company is paid an amount equal to the fair value of the ordinary shares issued that is in excess of the award exercise price with such amount reducing the Company’s investment in its subsidiaries. The net effect of the grant date fair value of the Company’s share-based compensation to employees of the Company’s subsidiaries and recharges received from those

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2022

1.    Basis of preparation and statement of accounting policies (continued)

subsidiaries is presented as a movement in financial fixed assets (see note 3 Investment in subsidiaries, to the Company only financial statements).

Revenue Recognition

The Company primarily earns revenues by providing a number of different services to its customers. These services, which are integral elements of the clinical development process, include clinical trials management, consulting, contract staffing, data services and laboratory services. These services, which are described below, can be purchased collectively or individually as part of a clinical trial contract. There is not significant variability in how economic factors affect these services. Contracts range in duration from a number of months to several years.

Revenue Recognition - Clinical trial service revenue

Under IFRS 15, a clinical trial service is a single performance obligation satisfied over time i.e. the full service obligation in respect of a clinical trial (including those services performed by investigators and other parties) is considered a single performance obligation. Promises offered to the customer are not distinct within the context of the contract. ICON is the contract principal in respect of both direct services and in the use of third parties (principally investigator services) that support the clinical research project. The transaction price is determined by reference to the contract or change order value (total service revenue and pass-through/reimbursable expenses) adjusted downwards to reflect a realisable contract value. Revenue is recognised as the single performance obligation is satisfied. The progress towards completion for clinical service contracts is measured based on an input measure being project costs incurred as a proportion of total project costs (inclusive of third-party costs) at each reporting period.

Revenue Recognition - Contracting services revenue

The Company has availed of the practical expedient which results in recognition of revenue on a right to invoice basis. Application of the practical expedient reflects the right to consideration from the customer in an amount that corresponds directly with the value to the customer of the performance completion to date. This reflects hours performed by contract staff.

Revenue Recognition - Consulting services revenue

Consulting services contracts represent a single performance obligation satisfied over time. The transaction price is determined by reference to contract or change order value. Revenue is recognised as the performance obligation is satisfied. The progress towards completion for consulting contracts is measured based on total project inputs (time) at each reporting period as a percentage of forecasted total project inputs.
Revenue Recognition - Laboratory services revenue

Revenue is recognised when, or as, obligations under the terms of a contract are satisfied, which occurs when control of the products or services are transferred to the customer. Revenue for laboratory services is measured as the amount of consideration we expect to receive in exchange for transferring products or services. Where contracts with customers contain multiple performance obligations, the transaction price is allocated to each performance obligation based on the estimated relative selling price of the promised good or service. Service revenue is recognised over time as the services are delivered to the customer based on the extent of progress towards completion of the performance obligation. The determination of the methodology to measure progress requires judgement and is based on the nature of services provided. This requires an assessment of the transfer of value to the customer. The right to invoice measure of progress is generally related to rate per unit contracts, as the extent of progress towards completion is measured based on discrete service or time-based increments, such as samples tested or labour hours incurred. Revenue is recorded in the amount invoiced since those amounts corresponds to the value of the Company's performance and the transfer of value to the customer.

Revenue Recognition - Data services revenue

The Company provides data reports and analytics to customers based on agreed-upon specifications, including the timing of delivery, which is typically either weekly, monthly, or quarterly. If a customer requests more than one type of data report or series of data reports within a contract, each distinct type of data report is a separate performance obligation. The contracts provide for the Company to be compensated for the value of each deliverable. The transaction price is determined using list prices, discount agreements, if any, and negotiations with the customers, and generally includes any out-of-pocket expenses. Typically, the Company bills in advance of services being provided with the amount being recorded as unearned revenue.

When multiple performance obligations exist, the transaction price is allocated to performance obligations on a relative standalone selling price basis. In cases where the Company contracts to provide a series of data reports, or in some cases

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2022

1.    Basis of preparation and statement of accounting policies (continued)

data, the Company recognises revenue over time using the “units delivered” output method as the data or reports are delivered. Expense reimbursements are recorded to revenue as the expenses are incurred as they relate directly to the services performed.

Certain arrangements include upfront customisation or consultative services for customers. These arrangements often include payments based on the achievement of certain contractual milestones. Under these arrangements, the Company contracts with a customer to carry out a specific study, ultimately resulting in delivery of a custom report or data product. These arrangements are a single performance obligation given the integrated nature of the service being provided. The Company typically recognises revenue under these contracts over time, using an output-based measure, generally time elapsed, to measure progress and transfer of control of the performance obligation to the customer. Expense reimbursements are recorded to revenue as the expenses are incurred as they relate directly to the service performed.

The Company enters into contracts with some of its larger data suppliers that involve non-monetary terms. The Company issues purchase credits to be used toward the data supplier's purchase of the Company's services based on the fair value of the data obtained. In exchange, the Company receives monetary discounts on the data received from the data suppliers. The fair value of the revenue earned from the customer purchases is recognised as services are delivered as described above. At the end of the contract year, any unused customer purchase credits may be forfeited or carried over to the next contract year based on the terms of the data supplier contract.

Commissions

Incremental costs of obtaining a contract are recognised as an asset on the Consolidated Statement of Financial Position in respect of those contracts that exceed one year. Where commission costs relate to contracts that are less than one year, the practical expedient is applied as the amortisation period of the asset which would arise on deferral would be one year or less.

Reimbursable expenses

Reimbursable expenses comprise investigator payments and certain other costs which are reimbursed by clients under terms specific to each contract to the investigators. The Company includes reimbursed expenses in revenue and direct costs as the Company is primarily responsible for fulfilling the promise to provide the specified service, including integration of the related services into a combined output to the customer.

Direct costs

Direct costs consist of compensation, associated employee benefits and share-based payments for project-related employees and other direct project-related costs.

Reimbursable expenses are presented within direct costs. This presentation is to align the presentation of costs with our assessment that our clinical trial service is a single performance obligation satisfied over time. Reimbursable expenses are recorded once the activity which forms the basis for the cost has occurred. Payments are made based on predetermined contractual arrangements. Timing of payments may differ from the timing of the expense.

Other operating expenses

Other operating expenses consist of compensation, associated employee benefits and share-based payments for non-project-related employees and other indirect costs associated with the business. Other operating expenses also include depreciation expense and the amortisation of intangible assets.

Exceptional items

The Company has used the term “exceptional” to describe certain items which, in management’s view, warrant separate disclosure by virtue of their size or incidence, or due to the fact that certain gains or losses are determined to be non-recurring in nature. Exceptional items may include restructuring, transaction and integration-related expenses, significant impairments, and material changes in estimates. Also see the replacement awards accounting policy described above.

Transaction and integration-related expenses
Transaction and integration-related expenses are the incremental costs directly attributable to the completion and integration activities associated with the Group’s recent acquisitions. The costs consist of investment banking fees, advisory costs, retention agreements with employees, contingent consideration valuation adjustments and ongoing integration activities. The Group accounts for these transaction and integration-related costs as expenses in the period in which the costs are incurred and the services are received.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2022

1.    Basis of preparation and statement of accounting policies (continued)

Restructuring
Restructuring charges reflect certain one-time and associated unavoidable costs arising from reorganisation programmes announced by Group management. These programmes generally result in asset impairments and workforce reductions in order to optimise the Group’s structure and facilitate improved long-term performance. Impairment charges are taken when the value-in-use of the asset is less than the asset’s carrying value. Workforce related charges are taken when an approved reorganisation programme is communicated to the relevant employee groups.

Research and development credits

Research and development credits are available to the Group under the tax laws in certain jurisdictions, based on qualifying research and development spend as defined under those tax laws. Research and development credits may be recognised as a reduction of income tax expense. However, certain tax jurisdictions provide refundable credits that are not wholly dependent on the Group's ongoing income tax status or income tax position. In these circumstances the benefit of these credits is not recorded as a reduction to income tax expense, but rather as a reduction of operating expenditure.

Financing income

Interest income is recognised in the Consolidated Statement of Profit and Loss as it accrues using the effective interest rate method and includes interest receivable on investments.
Financing expense

Financing expense comprises interest payable on borrowings calculated using the effective interest rate method, finance charges on leases, foreign exchange gains and losses on bank loans, non-cash finance charges in respect of contingent consideration and gains and losses on hedging instruments that are recognised in the Consolidated Statement of Profit and Loss.

Financing expense also includes fees paid on the establishment of loan facilities which are recognised as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. These fees are deferred and recognised in the Statement of Financial Position and are then amortised to the Consolidated Statement of Profit and Loss over the term the facility is available to the Group.

Income tax

Income tax expense in the Consolidated Statement of Profit and Loss represents the sum of income tax currently payable and deferred income tax.

Income tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the Consolidated Statement of Profit and Loss because it excludes items of income or expense that are taxable or deductible in other years and further excludes items that are not taxable or deductible. The Group’s liability for income tax is calculated using rates that have been enacted or substantively enacted at the reporting date. Income tax is recognised in the Consolidated Statement of Profit and Loss except to the extent that it relates to items recognised directly in equity.

Deferred income tax is provided, using the liability method, on all differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes except those arising from non-deductible goodwill or on initial recognition of an asset or liability which affects neither accounting nor taxable profit.
Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is expected to be realised or the liability to be settled.

Deferred tax assets are recognised for all deductible differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry forward of unused tax credits and unused tax losses can be utilised. The carrying amount of deferred income tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit would be available to allow all or part of the deferred income tax asset to be utilised.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2022

1.    Basis of preparation and statement of accounting policies (continued)
Earnings per ordinary share

Basic earnings per share is computed by dividing the profit for the financial year attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the financial period.

Diluted net income per ordinary share is computed by adjusting the weighted average number of ordinary shares outstanding during the period for all potentially dilutive ordinary shares outstanding during the period and adjusting net income for any changes in income or loss that would result from the conversion of such potential ordinary shares. There is no difference in net income used for basic and diluted net income per ordinary share.

Segment reporting

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. The Group determines and presents operating segments based on the information that internally is provided to the Chief Executive Officer (CEO) and Chief Financial Officer (CFO) who together are considered the Group’s chief operating decision makers, the ‘CODM’. An operating segment’s operating results are reviewed regularly by the CODM to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

Segment results that are reported to the CODM include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Segment capital expenditure is the total cost incurred during the period to acquire property, plant and equipment and right-of-use assets.

Debt issuance costs

Debt issuance costs relating to the Group’s long-term debt are recorded as a direct reduction of long-term debt; these costs are deferred and amortised to interest expense using the effective interest method, over the respective terms of the related debt. Debt issuance costs relating to the Group’s revolving credit facilities are recorded as an asset; these costs are deferred and amortised to interest expense using the straight-line method. Early repayment of debt facilities can result in modification of the debt and the acceleration of the amortisation of debt issuance costs.

2.    Segmental information

The Company has the expertise and capability to conduct clinical trials in most major therapeutic areas on a global basis and has the operational flexibility to provide development services on a stand-alone basis or as part of an integrated "full-service" solution. The Company has expanded through internal growth, together with a number of strategic acquisitions to enhance its expertise and capabilities in certain areas of the clinical development process.

The Company determines and presents operating segments based on the information that is internally provided to the chief operating decision maker, together the ('CODM') in accordance with IFRS 8 Operating Segments. The Company determined that the CODM was comprised of the Chief Executive Officer and the Chief Financial Officer.

The Company operates as one reporting segment, which is the provision of outsourced development services on a global basis to the pharmaceutical, biotechnology and medical devices industries.

The Group’s listing for its shares is the NASDAQ market in the United States. Consequently, information reviewed by the chief operating decision makers is prepared in accordance with US generally accepted accounting principles (“US GAAP”) however, the information presented below is prepared in accordance with IFRS reporting standards. Reconciliations of the Group’s profit for the financial year and shareholders’ equity from US GAAP to IFRS are set out on pages 149 to 153 of this report.

Revenues are allocated to individual entities based on where the work is performed in accordance with the Company's global transfer pricing model. Revenues and income from operations in Ireland are a function of our global contracting model and the Group’s transfer pricing model.

ICON Ireland acts as the Group entrepreneur under the Company’s global transfer pricing model given its role in the development and management of the Group, its ownership of key intellectual property and customer relationships, its key role in the mitigation of risks faced by the Group and its responsibility for maintaining the Company’s global network. ICON Ireland enters into the majority of the Company’s customer contracts.

ICON Ireland remunerates other operating entities in the ICON Group on the basis of a guaranteed cost plus mark-up for the services they perform in each of their local territories. The cost plus mark-up for each ICON entity is established to

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2022

2.    Segmental information (continued)

ensure that each of ICON Ireland and the ICON entities that are involved in the conduct of services for customers, earn an appropriate arms-length return having regard to the assets owned, risks borne, and functions performed by each entity from these intercompany transactions. The cost plus mark-up policy is reviewed annually to ensure that it is market appropriate. The integration of entities acquired through the Merger into this global network and global transfer pricing model remains ongoing.

The geographic split of revenue disclosed for each region outside Ireland is the cost plus revenue attributable to these entities. The residual revenues of the Group, once each ICON entity has been paid its respective intercompany service fee, generally fall to be retained by ICON Ireland. As such, revenues and income from operations in Ireland are a function of this global transfer pricing model and comprise revenues of the Group after deducting the cost plus revenues attributable to the activities performed outside Ireland.

There have been no changes to the basis of segmentation or the measurement basis for the segment results since the prior year.

Geographical segment information

	Year ended 31 December 2022	Year ended 31 December 2021
	$’000	$’000
Revenue
Ireland	1,984,567	1,365,911
Rest of Europe	1,618,350	1,175,515
United States	3,566,610	2,573,005
Rest of World	563,859	358,395
Total	7,733,386	5,472,826

	Year ended 31 December 2022	Year ended 31 December 2021
	$’000	$’000
Property, plant and equipment and operating right-of-use assets
Ireland	51,654	56,357
Europe	98,641	119,445
United States	132,615	162,814
Rest of World	46,516	54,012
Total	329,426	392,628

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2022

3.    Profit before taxation

Profit before taxation is stated after charging the following:

	Year ended 31 December 2022			Year ended 31 December 2021
	Statutory auditor	Affiliated firms	Total	Statutory auditor	Affiliated firms	Total
	$’000	$’000	$’000	$’000	$’000	$’000
Auditor's remuneration:
Audit fees (1)	4,420	—	4,420	2,744	—	2,744
Other assurance fees (2)	145	116	261	—	162	162
Tax advisory fees (3)	4,682	536	5,218	1,809	2,257	4,066
Other non-audit fees (4)	34	—	34	1,300	813	2,113
Total fees	9,281	652	9,933	5,853	3,232	9,085
(1)Audit fees include annual audit fees for ICON plc.
(2)Other assurance fees principally consist of fees for the audit of remaining subsidiaries and fees for the audit of the financial statements of employee benefit plans.
(3)Tax advisory fees are for tax compliance and tax advisory services.
(4)Other non-audit fees principally consist of fees for financial due diligence.

Directors’ remuneration disclosures as required by Section 305 of the Companies Act are set out below:

	Year ended 31 December 2022	Year ended 31 December 2021
	$’000	$’000
Directors’ emoluments
Emoluments	3,730	4,803
Benefits under long-term incentive schemes	7,130	4,273
Gain on exercise of share options	3,771	16,319
Pension contributions (defined contribution)	125	120
Further details regarding Directors’ shareholdings, share options and compensation are shown in note 9 – Payroll and related benefits.
Retirement benefits accrue to one Director (2021: one Director) under a defined contribution scheme.

Included in the benefits under long-term incentive scheme are amounts relating to share entitlements, the calculation of which was based on the share-based payment charge calculated under IFRS 2 Share-Based Payments.

	Year ended 31 December 2022	Year ended 31 December 2021
		Revised*
	$’000	$’000
Depreciation and amortisation
Depreciation of property, plant and equipment (note 12)	48,692	33,654
Depreciation of right-of-use assets (note 27)	45,215	45,247
Amortisation of intangible assets (note 13)	518,656	283,500

Total depreciation and amortisation	612,563	360,234

Loss on sale of property, plant and equipment	244	249
* The comparatives have been revised for IFRS 3 measurement period adjustments. Refer to note 14 for further details.

Notes to Consolidated Financial Statements (continued)
for the year ended31 December 2022

4.    Financing income

	Year ended 31 December 2022	Year ended 31 December 2021
	$’000	$’000

Interest receivable	2,345	574

Total finance income	2,345	574

All of the above relate to items not at fair value through profit and loss.

5.    Financing expense

	Year ended 31 December 2022	Year ended 31 December 2021
	$’000	$’000

Interest payable on borrowings	211,786	94,029
Transaction and exceptional costs	—	75,391
Interest on lease liabilities	4,470	4,113
Facility fees (including amortisation)	17,875	12,890
Amortisation of gain on interest rate hedge	70	113

Total finance expense	234,201	186,536

The Company incurred interest costs from various financing arrangements during the years ended 31 December 2022 and 31 December 2021 as set out in the table above. These costs have been charged in the interest expense line of the Consolidated Statement of Profit and Loss. In the year ended 31 December 2021 the Company incurred transaction related financing costs (inclusive of the amortisation of financing fees that were previously capitalised) associated with the debt facilities to finance the Merger.

All of the above relate to items not at fair value through profit and loss.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2022

6.    Income tax expense

The components of the current and deferred tax expense for the years ended 31 December 2022 and 2021 were as follows:

	Year ended 31 December 2022	Year ended 31 December 2021
	$’000	$’000
Current tax expense
Current year
- Ireland	55,073	19,907
- Other	132,612	96,043
	187,685	115,950
Deferred tax expense/ (credit)
Origination and reversal of temporary differences	(119,671)	(70,848)

Over provided in prior years
Current tax	(3,602)	(4,139)
Deferred tax	1,102	(744)
Over provided in prior years	(2,500)	(4,883)

Total income tax expense in profit and loss	65,514	40,219

Tax recognised directly in equity
Deferred tax recognised directly in equity	25,780	(22,515)
Current tax recognised directly in equity	(1,739)	(7,809)

Total tax recognised in equity	24,041	(30,324)

Income tax recognised in other comprehensive income
Tax on currency impact on long-term funding	7,211	49
Tax impact of pension contributions	754	—

Total income tax recognised in other comprehensive income	7,965	49

The total tax expense of $65.5 million and $40.2 million for the years ended 31 December 2022 and 31 December 2021 respectively, reflects tax at standard rates on taxable profits in the jurisdictions in which the Group operates, foreign withholding tax and the availability of tax losses.

The deferred tax credit of $119.7 million for the year ended 31 December 2022 and the deferred tax credit of $70.8 million for the year ended 31 December 2021, relates to deferred tax arising in respect of net operating losses and temporary differences in property, plant and equipment, the timing of certain goodwill amortisation on US acquisitions and the timing of tax deductions available relating to the Group’s share-based compensation schemes.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2022

6.    Income tax expense (continued)

A reconciliation of the expected tax expense, computed by applying the standard Irish tax rate to income before tax to the actual tax expense, is as follows:

	Year ended 31 December 2022	Year ended 31 December 2021
	$’000	$’000

Profit before tax	571,799	212,504
Irish standard tax rate	12.5%	12.5%

Taxes at Irish standard tax rate	71,475	26,563

Over provision in respect to prior years	(2,500)	(4,883)
Foreign and other income taxed at higher rates	52,463	51,273
Rate differential from amortisation of intangible assets	(59,330)	(31,228)
Effect of change in tax rates	(300)	(128)
Increase in unrecognised tax benefits	8,392	5,246
Losses for which no benefit has been recognised	(777)	3,101
Research and development tax incentives	(2,608)	(3,120)
Impact of stock compensation	520	(13,258)
Share of loss of Associate already tax effected	392	270
Other	(2,213)	6,383

Tax expense on profit for the year	65,514	40,219

The net deferred tax asset at 31 December 2022 and 31 December 2021 was as follows:

	Year ended 31 December 2022	Year ended 31 December 2021
		Revised*
	$’000	$’000
Deferred taxation assets
Net operating losses carried forward	45,498	43,451
Accrued expenses	63,836	68,489
Property, plant and equipment	6,010	5,619
Deferred revenue	66,566	62,871
Deferred compensation	2,917	3,445
Share-based payment	43,048	81,903
Other	17,748	4,330
Total deferred taxation assets	245,623	270,108
Less: offset against deferred tax liabilities	(147,506)	(170,064)

Deferred tax asset disclosed on Consolidated Statement of Financial Position	98,117	100,044
* The comparatives have been revised for IFRS 3 measurement period adjustments. Refer to note 14 for further details.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2022

6.    Income tax expense (continued)

	Year ended 31 December 2022	Year ended 31 December 2021
		Revised*
Deferred taxation liabilities	$’000	$’000

Property, plant and equipment	10,927	19,607
Goodwill and related assets	37,150	33,354
Other intangible assets	1,078,302	1,193,897
Other	9,054	1,760
Total deferred taxation liabilities	1,135,433	1,248,618
Less: offset against deferred tax assets	(147,506)	(170,064)

Deferred tax liability disclosed on Consolidated Statement of Financial Position	987,927	1,078,554

Net deferred taxation liability	(889,810)	(978,510)
* The comparatives have been revised for IFRS 3 measurement period adjustments. Refer to note 14 for further details.

The movement in temporary differences during the year ended 31 December 2022 was as follows:

	Balance 1 January 2022	Recognised in Income	Recognised on Acquisition	Recognised in Other Comprehensive Income	Recognised in Equity	Balance 31 December 2022
	Revised*
	$’000	$’000	$’000	$’000	$’000	$’000
Deferred taxation assets
Net operating loss carry forwards	43,451	2,047	—	—	—	45,498
Accrued expenses	68,489	(4,653)	—	—	—	63,836
Property, plant and equipment	5,619	391	—	—	—	6,010
Deferred compensation	3,445	(528)	—	—	—	2,917
Share-based payment	81,903	(13,075)	—	—	(25,780)	43,048
Deferred revenue	62,871	3,695	—	—	—	66,566
Other	4,330	13,418	—	—	—	17,748

Total deferred taxation assets	270,108	1,295	—	—	(25,780)	245,623

Deferred taxation liabilities
Property, plant and equipment	19,606	(8,679)	—	—	—	10,927
Goodwill on acquisition	33,354	3,796	—	—	—	37,150
Other	1,761	3,204	—	—	4,089 **	9,054
Other intangible assets	1,193,897	(115,595)	—	—	—	1,078,302

Total deferred taxation liabilities	1,248,618	(117,274)	—	—	4,089	1,135,433

Net deferred taxation liability	(978,510)	118,569	—	—	(29,869)	(889,810)
* The comparatives have been revised for IFRS 3 measurement period adjustments. Refer to note 14 for further details.
** These adjustments relate to foreign currency translation on the deferred tax liabilities.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2022

6.    Income tax expense (continued)

The movement in temporary differences during the year ended 31 December 2021 was as follows:

	Balance 1 January 2021	Recognised in Income	Recognised on Acquisition		Recognised in Other Comprehensive Income	Recognised in Equity	Balance 31 December 2021
			Revised*				Revised*
	$’000	$’000	$’000		$’000	$’000	$’000
Deferred taxation assets
Net operating loss carry forwards	12,412	13,532	17,507		—	—	43,451
Accrued expenses	22,076	10,996	35,417	*	—	—	68,489
Property, plant and equipment	5,974	(355)	—		—	—	5,619
Deferred compensation	3,184	261	—		—	—	3,445
Share-based payment	21,338	(6,049)	44,099		—	22,515	81,903
Deferred revenue	2,257	(11,662)	72,276		—	—	62,871
Other	358	2,015	1,957	*	—	—	4,330

Total deferred taxation assets	67,599	8,738	171,256		—	22,515	270,108

Deferred taxation liabilities
Property, plant and equipment	1,359	1,990	16,257		—	—	19,606
Goodwill on acquisition	31,629	1,725	—		—	—	33,354
Other	1,009	(902)	—		—	1,654 **	1,761
Other intangible assets	13,398	(65,669)	1,246,168	*	—	—	1,193,897
						0
Total deferred taxation liabilities	47,395	(62,856)	1,262,425		—	1,654	1,248,618

Net deferred taxation asset/(liability)	20,204	71,594	(1,091,169)		—	20,861	(978,510)
* The comparatives have been revised for IFRS 3 measurement period adjustments. Refer to note 14 for further details.
** These adjustments relate to foreign currency translation on the deferred tax liabilities.

Unrecognised deferred tax assets

Deferred tax assets relating to the following net operating losses have not been recognised to the extent that it is considered unlikely that a benefit will be received in the future.

At 31 December 2022, non-US subsidiaries had operating loss carry-forwards for income tax purposes that may be carried forward indefinitely, available to offset against future taxable income, if any, of approximately $37.9 million (31 December 2021: $42.3 million). At 31 December 2022, non–US subsidiaries also had additional operating loss carry forwards of $14.8 million which are due to expire between 2023 and 2029 and operating loss carry forwards of $18.2 million which are due to expire between 2030 and 2039.

In total, the Company has unrecognised deferred tax assets of $43.4 million at 31 December 2022 and $45.5 million at 31 December 2021. The Company has not recognised these remaining deferred tax assets because it believes that it is more likely than not that the losses and other deferred tax assets will not be utilised given their history of operating losses.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2022

6.    Income tax expense (continued)

Unrecognised deferred tax liabilities

The Company has recognised a deferred tax liability of $1.6 million (2021: $0.8 million) for investments in foreign subsidiaries where the Company does not consider the earnings to be indefinitely reinvested. For the deferred tax liability not recognised in respect of temporary differences related to investments in foreign subsidiaries which are considered to be indefinitely reinvested, it is not practicable to calculate the exact unrecognised deferred tax liability, however, it is not expected to be material as Ireland allows a tax credit in respect of distributions from foreign subsidiaries at the statutory tax rate in the jurisdiction of the subsidiary so that no material tax liability would be expected to arise in Ireland in the event these earnings were ever remitted. In addition, withholding taxes applicable to remittances from foreign subsidiaries would not be expected to be material given Ireland’s tax treaty network and the EU parent subsidiary directive.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2019

7.    Earnings per share

The following table sets forth the computation for basic and diluted net earnings per share for the years ended 31 December 2022 and 31 December 2021:

	31 December 2022	31 December 2022	31 December 2022	31 December 2021	31 December 2021	31 December 2021
				Revised*		Revised*
	$’000	$’000	$’000	$’000	$’000	$’000
	Excluding Exceptional items	Exceptional items	Including Exceptional items	Excluding Exceptional items	Exceptional items	Including Exceptional items
Numerator computations
Basic and diluted earnings per share
Profit for the period	562,958	(56,673)	506,285	438,553	(266,268)	172,285
Profit attributable to equity holders	562,958	(56,673)	506,285	438,553	(266,268)	172,285

Denominator computations	Number of Shares
Weighted average number of ordinary shares outstanding – basic	81,532,320	81,532,320	81,532,320	67,110,186	67,110,186	67,110,186
Effect of dilutive potential ordinary shares	1,004,506	1,004,506	1,004,506	872,613	872,613	872,613
Weighted average number of ordinary shares outstanding - diluted	82,536,826	82,536,826	82,536,826	67,982,799	67,982,799	67,982,799

Earnings per Share	$	$	$	$	$	$
Basic earnings per ordinary share	6.90	(0.70)	6.21	6.53	(3.97)	2.57
Diluted earnings per ordinary share	6.81	(0.69)	6.13	6.45	(3.92)	2.53
* The comparatives have been revised for IFRS 3 measurement period adjustments. Refer to note 14 for further details.

The Company had 46,973 anti-dilutive shares in issue at 31 December 2022 comprised of 23,486 options and 23,487 RSUs (31 December 2021: 34,303).

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2021

8.    Exceptional items
Exceptional items are comprised of transaction and integration related, restructuring and financing expenses.

	Year Ended
	31 December 2022	31 December 2021
	(in thousands)
Transaction and integration related	39,695	124,427
Accelerated stock compensation charge	—	46,187
Restructuring charges	31,143	31,105
Other operating expenses	70,838	201,719
Financing expense	—	75,391
Profit before tax	70,838	277,110
Income tax expense	(14,165)	(10,842)
Exceptional items (net)	56,673	266,268

Transaction and integration related
In the years ended 31 December 2022 and 31 December 2021 the Company incurred $39.7 million and $124.4 million, respectively, of merger-related expenses which were accounted for separately from the business combination and expensed as incurred within the “Other operating expenses” line item of the Consolidated Statement of Profit and Loss. These costs consist primarily of investment banker fees, advisory costs, legal costs, accounting and consulting fees, employee retention bonuses and ongoing integration activities.

Accelerated stock compensation charge
In the year ended 31 December 2021, the Company charged $46.2 million of one time stock compensation expense. This one time charge related to the post combination portion of the accelerated vesting of awards following the completion of the Merger.

Restructuring charges
A restructuring charge of $31.1 million was recognised during the year ended 31 December 2022 under a restructuring plan adopted following a review of operations and are included within the “Other operating expenses” line item of the Consolidated Statement of Profit and Loss. The restructuring plan reflected resource rationalisation across the business to improve employee utilisation and an office consolidation programme to optimise the Company's office footprint. The restructuring plan resulted in a charge of $2.7 million relating to workforce reductions, an impairment of ROU assets of $24.5 million and fixed asset impairment of $4.0 million.

A restructuring charge of $31.1 million was recognised during the year ended 31 December 2021 under a restructuring plan adopted following a review of operations and are included within the “Other operating expenses” line item of the Consolidated Statement of Profit and Loss. The restructuring plan reflected resource rationalisation across the business to improve employee utilisation and an office consolidation programme to optimise the Company's office footprint. The restructuring plan resulted in a charge of $4.8 million relating to workforce reductions, an impairment of ROU assets of $15.6 million, associated unavoidable costs totalling $6.3 million and fixed asset impairment of $4.4 million.

At 31 December 2022 and 31 December 2021 a total liability of $6.0 million and $10.3 million, respectively were included in the Consolidated Statement of Financial Position relating to restructuring activities. At 31 December 2022 the total liability included $1.4 million from lease and lease related liabilities of which $0.9 million is recorded in provisions and $0.5 million is included within non-current provisions.The remaining provision of $4.6 million relates to workforce reduction and is included within provisions.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2021

8.    Exceptional items (continued)

	Year Ended
	31 December 2022	31 December 2021
	(in thousands)

Opening liability	10,311	4,675
Additional charges in the year	4,364	11,273
Utilisation	(8,653)	(5,637)
Ending liability	6,022	10,311

9. Payroll and related benefits

Payroll costs

The aggregate payroll costs of employees of the Group for the year ended 31 December 2022 were as follows:

	Note	Year ended 31 December 2022	Year ended 31 December 2021
		$’000	$’000

Wages and salaries		3,025,356	2,282,082
Social welfare costs		579,714	351,333
Pension costs for defined contribution pension schemes	10	76,516	53,898
Pension costs for defined benefit pension schemes	10	744	561
Termination benefits	8	2,714	4,758
Share-based payment	11	55,790	105,859
Total charge to income		3,740,834	2,798,491
Re-measurement of post-employment benefit obligations	10	(13,265)	(4,175)

Total payroll and related benefit costs		3,727,569	2,794,316

Average employee numbers

The average number of employees, including executive Directors, employed by the Group during the year ended 31 December 2022 was as follows:

	Year ended 31 December 2022	Year ended 31 December 2021

Marketing	530	385
Administration	3,560	2,605
Clinical research	32,421	21,521
Laboratory	2,653	1,858

Total	39,164	26,369

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2022

9.    Payroll and related benefits (continued)

Directors’ remuneration

Remuneration policy

The Compensation and Organisation Committee seeks to achieve the following goals with the Company’s executive compensation programmes: to attract, motivate and retain key executives and to reward executives for value creation. The Committee seeks to foster a performance-oriented environment by ensuring that a significant portion of each executive’s cash and equity compensation is based on the achievement of performance targets that are important to the Company, its shareholders and other stakeholders.

The Company’s executive compensation programme has three main elements: base salary, a bonus plan and equity incentives in the form of share related awards granted under the Company’s equity incentive plans. All elements of key executives’ compensation are determined by the Compensation and Organisation Committee based on the achievement of the Group’s and individual performance objectives.

Non-Executive Directors’ remuneration

Non-Executive Directors are remunerated by way of Directors’ fees and are also eligible for participation in the share equity incentive schemes. During 2022, each Non-Executive Director (excluding the Board Chair) was paid an annual retainer of $90,000 and additional fees for Board Committee service.

Mr. Ciaran Murray’s Executive Chair term expired on 12 May 2018 and he transitioned to the role of Non-Executive Chair. The current arrangement with the Chair provides for payment of €330,000 (translated at average rate for the year: $346,891) annually.

Mr. Rónán Murphy was appointed as Lead Independent Director with effect from 1 January 2019 and receives an additional fee of $25,000 for this role.

Non-Executive Directors are not eligible for performance related cash bonuses and no pension contributions are made on their behalf. The Compensation and Organisation Committee sets non-Executive remuneration.

Executive Directors’ and Key Executive Officers’ remuneration

Total cash compensation is divided into a base salary portion and a bonus incentive portion. The Committee targets total cash compensation with regard to healthcare/ biopharmaceutical companies of similar market capitalisation and peer CRO companies, adjusted upward or downward based on individual performance and experience and level of responsibility. The Compensation and Organisation Committee believes that the higher the executive’s level of responsibility within the Company, the greater the percentage of the executive’s compensation that should be tied to the Company’s performance. Target bonus incentive for executive officers range between 60% and 125% with actual pay outs for 2022 ranging from 48% to 100%, of salary, based on Group and individual performance.

A total bonus of $1.5 million was awarded to the following individuals; Dr. Steve Cutler, Chief Executive Officer ($1.2 million) and Mr. Brendan Brennan, Chief Financial Officer ($0.3 million) to reflect their contribution to the performance of the Company during 2022. These amounts were approved by the Compensation and Organisation Committee and bonuses were paid during the year ended 31 December 2023.

The Company’s executives are eligible to receive equity incentives, including stock options, restricted share units and performance share units, granted under the Company’s equity incentive plans. If executives receive equity incentive grants, they are normally approved annually at the first scheduled meeting of the Committee in the fiscal year. The grant date is determined by the Committee, and grants are awarded at the closing price on the day of grant. Newly hired executives may receive sign-on grants. In addition, the Committee may, in its discretion, issue additional equity incentive awards to executives if the Committee determines such awards are necessary to ensure appropriate incentives are in place. The equity awards granted to each participant is determined primarily by the Committee at the start of each year based on peer groups and advice from independent compensation consultants.

All executive officers are eligible to participate in pension plans. The Company’s contributions are generally a fixed percentage of their annual compensation, supplementing contributions by the executive. The Company has the discretion to make additional contributions if deemed appropriate by the Committee. Contributions to this plan are recorded as an expense in the Consolidated Statement of Profit and Loss.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2022

9.    Payroll and related benefits (continued)

The Directors, Executive Officers and Company Secretary have the following interests, all of which are beneficial, other than as stated, in the shares and share options of the Company or other Group companies at the following dates:

		Interest at		Interest at
		31 December 2022		31 December 2021
Name	Name of company and description of shares	Number of shares	Options	Number of shares	Options

Ciaran Murray	ICON plc
	Ordinary Shares €0.06	1,680	58,646	1,274	58,646

Dr. Steve Cutler	ICON plc
	Ordinary Shares €0.06	42,377	208,885	24,640	173,016

Brendan Brennan	ICON plc
	Ordinary Shares €0.06	23,547	53,105	21,621	64,215

Rónán Murphy	ICON plc
	Ordinary Shares €0.06	1,680	9,622	1,274	9,622

Dr. John Climax	ICON plc
	Ordinary Shares €0.06	509,297	33,255	508,891	43,255

Joan Garahy	ICON plc
	Ordinary Shares €0.06	1,680	5,005	1,274	5,005

Eugene McCague	ICON plc
	Ordinary Shares €0.06	1,680	5,005	1,274	5,005

Julie O'Neill	ICON plc
	Ordinary Shares €0.06	1,490	—	1,084	—

Dr. Linda Grais	ICON plc
	Ordinary Shares €0.06	3,994	—	3,994	—

Diarmaid Cunningham	ICON plc
	Ordinary Shares €0.06	7,456	27,893	5,546	21,699

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2022

9.    Payroll and related benefits (continued)

Further details regarding the above share options are as follows:

Name	Options	Exercise price	Grant date	Expiry date

Mr. Ciaran Murray	45,948	$71.95	4 March 2016	4 March 2024
	7,693	$90.03	19 May 2017	19 May 2025
	5,005	$125.74	18 May 2018	18 May 2026

Dr. Steve Cutler	6,128	$71.95	4 March 2016	4 March 2024
	25,156	$83.47	3 March 2017	3 March 2025
	29,613	$115.11	3 March 2018	3 March 2026
	32,272	$140.38	3 March 2019	3 March 2027
	42,386	$159.33	3 March 2020	3 March 2028
	37,461	$174.96	3 March 2021	3 March 2029
	35,869	$231.68	3 March 2022	3 March 2030

Mr. Brendan Brennan	9,306	$83.47	3 March 2017	3 March 2025
	9,584	$115.11	3 March 2018	3 March 2026
	8,796	$140.38	3 March 2019	3 March 2027
	9,176	$159.33	3 March 2020	3 March 2028
	8,842	$174.96	3 March 2021	3 March 2029
	7,401	$231.68	3 March 2022	3 March 2030

Mr. Rónán Murphy	4,617	$90.03	19 May 2017	19 May 2025
	5,005	$125.74	18 May 2018	18 May 2026

Dr. John Climax	10,000	$68.39	18 March 2015	18 March 2023
	10,557	$65.60	20 May 2016	20 May 2024
	7,693	$90.03	19 May 2017	19 May 2025
	5,005	$125.74	18 May 2018	18 May 2026

Ms. Joan Garahy	5,005	$125.74	18 May 2018	18 May 2026

Mr. Eugene McCague	5,005	$125.74	18 May 2018	18 May 2026

Diarmaid Cunningham	2,050	$83.47	3 March 2017	3 March 2025
	2,885	$115.11	3 March 2018	3 March 2026
	5,499	$140.38	3 March 2019	3 March 2027
	5,737	$159.33	3 March 2020	3 March 2028
	5,528	$174.96	3 March 2021	3 March 2029
	6,194	$231.68	3 March 2022	3 March 2030

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2022

9.    Payroll and related benefits (continued)

The Directors, Executive Officer and Company Secretary held the following Restricted Share Units (“RSUs”) and Performance Share Units (“PSUs”) awards as at 31 December 2022:

Name	RSUs	Award date	Vesting Date	PSUs(1)	Award Date	Vesting date

Ciaran Murray	1,388	21 May 2022	21 May 2023

Dr. Steve Cutler	3,201	3 March 2020	3 March 2023	11,202	3 March 2020	3 March 2023
	2,958	3 March 2021	3 March 2023	10,354	3 March 2021	3 March 2024
	3,018	3 March 2022	3 March 2023	10,565	3 March 2022	3 March 2025
	2,959	3 March 2021	3 March 2024
	3,018	3 March 2022	3 March 2024
	3,019	3 March 2022	3 March 2025

Brendan Brennan	694	3 March 2020	3 March 2023	2,425	3 March 2020	3 March 2023
	698	3 March 2021	3 March 2023	2,444	3 March 2021	3 March 2024
	622	3 March 2022	3 March 2023	2,179	3 March 2022	3 March 2025
	698	3 March 2021	3 March 2024
	622	3 March 2022	3 March 2024
	624	3 March 2022	3 March 2025

Rónán Murphy	925	21 May 2022	21 May 2023

Dr. John Climax	925	21 May 2022	21 May 2023

Joan Garahy	925	21 May 2022	21 May 2023

Eugene McCague	925	21 May 2022	21 May 2023

Julie O'Neill	925	21 May 2022	21 May 2023

Dr. Linda Grais	925	21 May 2022	21 May 2023

Diarmaid Cunningham	435	3 March 2020	3 March 2023	1,516	3 March 2020	3 March 2023
	436	3 March 2021	3 March 2023	1,528	3 March 2021	3 March 2024
	521	3 March 2022	3 March 2023	1,824	3 March 2022	3 March 2025
	437	3 March 2021	3 March 2024
	521	3 March 2022	3 March 2024
	521	3 March 2022	3 March 2025
(1)Of the issued PSUs, performance conditions will determine how many of them vest and, if performance targets are exceeded, additional PSUs will be issued and vest in accordance with the terms of the relevant PSU award. The PSUs vest based on service and specified EPS targets over the periods 2020 – 2022, 2021 – 2023 and 2022 – 2024. Depending on the actual amount of EPS from 2020 to 2024, up to a maximum of 44,037 additional PSUs may also be granted to Dr. Steve Cutler, Mr. Brendan Brennan and Mr. Diarmaid Cunningham.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2022

9.    Payroll and related benefits (continued)

Details of transactions entered into by the Directors, Executive Officers and Company Secretary in shares and share options of the Company during the year ended 31 December 2022 were as follows:

Share options exercised and sold

Name	Number of Share Options	Average strike price	Average Sales price
Brendan Brennan	18,511	$75.00	$215.98
Dr. John Climax	10,000	$40.83	$220.15
Professor William Hall*	1,541	$90.03	$229.00
Mary Pendergast*	10,000	$40.83	$217.23
* Professor William Hall and Ms. Mary Pendergast resigned from the Board of Directors on 26 July 2022.

RSUs vested

	Number of Shares	Average Vest Price
Dr. Steve Cutler	30,301	$231.68
Brendan Brennan	6,595	$231.68
Ciaran Murray	865	$216.10
Rónán Murphy	865	$216.10
Professor Hugh Brady*	865	$216.10
Dr. John Climax	865	$216.10
Joan Garahy	865	$216.10
Professor William Hall*	865	$216.10
Eugene McCague	865	$216.10
Julie O'Neill	865	$216.10
Mary Pendergast*	865	$216.10
Diarmaid Cunningham	4,122	$231.68
* Professor Hugh Brady, Professor William Hall and Ms. Mary Pendergast resigned from the Board of Directors on 26 July 2022.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2022

9.    Payroll and related benefits (continued)

Shares (vested RSUs) sold

	Number of Shares	Average Sales Price
Dr. Steve Cutler	12,819	$225.60
Brendan Brennan	4,669	$225.05
Ciaran Murray	459	$214.52
Rónán Murphy	459	$214.86
Professor Hugh Brady*	459	$214.53
Dr. John Climax	459	$214.07
Joan Garahy	459	$214.02
Professor William Hall*	865	$221.33
Eugene McCague	459	$214.78
Julie O'Neill	459	$213.89
Mary Pendergast*	459	$214.09
Diarmaid Cunningham	2,212	$225.00
* Professor Hugh Brady, Professor William Hall and Ms. Mary Pendergast resigned from the Board of Directors on 26 July 2022.

The market price of the Company’s ordinary shares during the year ended 31 December 2022 moved in the range of $173.90 to $296.03 (year ended 31 December 2021: in the range of $171.87 to $309.70). The closing share price at 31 December 2022 was $194.25 (at 31 December 2021: $309.70).

Summary compensation table - Year ended 31 December 2022

Name	Year	Salary	Company pension contribution	Performance related compensation	All other compensation	Subtotal	Share-based payments ***	Directors’ fees	Total compensation
		$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Ciaran Murray	2022	—	—	—	—	—	267	363	630
Dr. Steve Cutler	2022	1,168	125	1,173	31	2,497	7,504	44	10,045
Brendan Brennan	2022	556	70	342	30	998	1,385	—	2,383
Rónán Murphy	2022	—	—	—	—	—	200	150	350
Professor Hugh Brady*	2022	—	—	—	—	—	67	54	121
Dr. John Climax	2022	—	—	—	—	—	202	90	292
Joan Garahy	2022	—	—	—	—	—	200	123	323
Professor William Hall*	2022	—	—	—	—	—	69	58	127
Eugene McCague	2022	—	—	—	—	—	200	125	325
Julie O'Neill	2022	—	—	—	—	—	200	110	310
Mary Pendergast*	2022	—	—	—	—	—	69	54	123
Colin Shannon**	2022	—	—	—	—	—	—	85	85
Linda Grais	2022	—	—	—	—	—	133	98	231
Total	2022	1,724	195	1,515	61	3,495	10,496	1,354	15,345
* Professor Hugh Brady, Professor William Hall and Ms. Mary Pendergast resigned from the Board of Directors on 26 July 2022.
** Mr. Colin Shannon resigned from the Board of Directors on 9 December 2022.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2022

9.    Payroll and related benefits (continued)

***Share-based payments is the IFRS 2 expense related to share options, RSUs and PSUs. The aggregate amount of the gains earned by the Directors on the exercise of share options during the financial year is disclosed in Note 3 Profit before taxation under ‘Directors’ emoluments’.

Summary compensation table - Year ended 31 December 2021

Name	Year	Salary	Company pension contribution	Performance related compensation	All other compensation	Subtotal	Share-based payments ***	Directors’ fees	Total compensation
		$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Ciaran Murray	2021	—	—	—	—	—	216	372	588
Dr. Steve Cutler	2021	1,146	121	2,300	31	3,598	5,848	44	9,490
Brendan Brennan	2021	607	76	914	35	1,632	1,294	—	2,926
Rónán Murphy	2021	—	—	—	—	—	227	144	371
Professor Hugh Brady*	2021	—	—	—	—	—	230	90	320
Dr. John Climax	2021	—	—	—	—	—	230	78	308
Joan Garahy	2021	—	—	—	—	—	216	110	326
Professor William Hall*	2021	—	—	—	—	—	230	103	333
Eugene McCague	2021	—	—	—	—	—	216	119	335
Julie O'Neill	2021	—	—	—	—	—	200	86	286
Mary Pendergast*	2021	—	—	—	—	—	230	90	320
Colin Shannon**	2021	—	—	—	—	—	0	45	45
Linda Grais	2021	—	—	—	—	—	—	45	45
Total	2021	1,753	197	3,214	66	5,230	9,137	1,236	15,693
* Professor Hugh Brady, Professor William Hall and Ms. Mary Pendergast resigned from the Board of Directors on 26 July 2022.
** Mr. Colin Shannon resigned from the Board of Directors on 9 December 2022.
***Share-based payments is the IFRS 2 expense related to share options, RSUs and PSUs. The aggregate amount of the gains earned by the Directors on the exercise of share options during the financial year is disclosed in Note 3 Profit before taxation under ‘Directors’ emoluments’.

10.    Retirement benefit obligations

The Group operates a number of defined contribution schemes and defined benefit pension schemes. The Group accounts for pensions in accordance with IAS 19R Employee Benefits (“IAS 19R”).

(i)Defined Contribution Schemes

Certain employees of the Group are eligible to participate in a defined contribution or profit sharing plans (the "Plans"). Participants in the Plans may elect to defer a portion of their pre-tax earnings into a pension plan, which is run by an independent party. The Group matches each participant's contributions up to certain levels of the participant's annual compensation. Contributions to the plan are recorded as a remuneration expense in the Consolidated Statement of Profit and Loss. Contributions for the year ended 31 December 2022 and year ended 31 December 2021 were $46.3 million and $37.1 million respectively.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2022
10.    Retirement benefit obligations (continued)

The Group's United States operations maintain retirement plans (the "U.S. Plans") that qualify as deferred salary arrangements under Section 401(k) of the Internal Revenue Code. Participants in the U.S. Plans may elect to defer a portion of their earnings, up to the Internal Revenue Service annual contribution limit. The Group matches participant's contributions at varying amounts, subject to a maximum of 4.5% of the participant's annual compensation. Contributions to the U.S. Plans are recorded, in the year contributed, as an expense in the Consolidated Statement of Profit and Loss. Contributions for the year ended 31 December 2022 and year ended 31 December 2021 were $30.2 million and $23.7 million respectively.

(ii)Defined Benefit Plans

ICON Development Solutions Limited Pension Plan

One of the Group’s subsidiaries, ICON Development Solutions Limited, which was acquired by the Group in 2003, operates a defined benefit pension plan in the United Kingdom for certain employees, which is now closed to new members.

The plan is managed externally and the related pension costs and liabilities are assessed in accordance with the advice of a professionally qualified actuary. Plan assets at 31 December 2022 and 31 December 2021 consist of units held in independently administered funds.

Financial assumptions

The following assumptions were used in determining the fair value of the plan assets and the present value of the projected benefit obligation at 31 December 2022:

	31 December 2022	31 December 2021

Discount rate	4.88%	1.75%
Inflation rate	3.06%	3.18%
Future pension increases	3.18%	2.90%
Future salary increases	3.56%	3.68%

A single discount rate is used which, when used to discount the projected benefit cashflows underlying a pension scheme with a 26 year duration, gives the same result as a full AA corporate bond yield curve.

The following assumptions were used at the commencement of the year in determining the net periodic pension cost for the year ended 31 December 2022:

	31 December 2022	31 December 2021

Discount rate	1.75%	1.50%
Future salary increases	3.68%	3.40%

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2022
10.    Retirement benefit obligations (continued)

Mortality assumptions

Assumptions regarding mortality experience are set based on actuarial advice in accordance with published statistics and experience. The mortality assumptions adopted at 31 December 2022 are 108% of the standard tables S3PMA/S3PFA_M, Year of Birth, no age rating for males and females, projected using CMI_2020 converging to 1.25% p.a.. These imply the following life expectancies, for persons retiring at age 62:

	31 December 2022	31 December 2021

Male retiring in 2022	24.4 years	24.3 years
Female retiring in 2022	26.2 years	26.1 years
Male retiring in 2042	25.8 years	25.7 years
Female retiring in 2042	27.8 years	27.7 years

Consolidated Financial Statements

Funding status

	Year ended 31 December 2022	Year ended 31 December 2021
	$’000	$’000
Projected benefit obligation	(19,558)	(41,813)
Fair value of plan assets	26,050	36,198
Retirement benefit plan net asset (obligation)	6,492	(5,615)

Movement in the net benefit obligation recognised in accrued and other liabilities was as follows:

	Present Value of Obligations	Fair Value of Plan Assets	Total
	$’000	$’000	$’000

At 1 January 2022	(41,813)	36,198	(5,615)
Current service costs	(117)	—	(117)
Interest expense/(income)	(672)	580	(92)
	(42,602)	36,778	(5,824)
Re-measurements
Experience adjustment	—	(6,626)	(6,626)
Gain or loss from change in demographic assumptions	27	—	27
Gain or loss from change in financial assumptions	18,983	—	18,983
Experience gain or loss	(393)	—	(393)
	18,617	(6,626)	11,991
Exchange differences	3,932	(3,677)	255
Contributions:
- Employers	—	70	70
- Plan participants	(19)	19	—
Benefit payments	514	(514)	—
	495	(425)	70
At 31 December 2022	(19,558)	26,050	6,492

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2022
10.    Retirement benefit obligations (continued)

	Present Value of Obligations	Fair Value of Plan Assets	Total
	$’000	$’000	$’000

At 1 January 2021	(43,988)	34,612	(9,376)
Current service costs	(134)	—	(134)
Interest expense/(income)	(665)	521	(144)
	(44,787)	35,133	(9,654)
Re-measurements
Experience adjustment	—	1,826	1,826
Gain or loss from change in demographic assumptions	97	—	97
Gain or loss from change in financial assumptions	2,090	—	2,090
Experience gain or loss	(90)	—	(90)
	2,097	1,826	3,923
Exchange differences	411	(386)	25
Contributions:
- Employers	—	91	91
- Plan participants	(23)	23	—
Benefit payments	489	(489)	—
	466	(375)	91
At 31 December 2021	(41,813)	36,198	(5,615)

Re-measurements are recognised in the Consolidated Statement of Comprehensive Income as follows:

	Year ended 31 December 2022	Year ended 31 December 2021
	$’000	$’000

Return on plan assets (excl. amounts included in interest income/expense)	(6,626)	1,826
Gain or loss from change in demographic assumptions	27	97
Gain or loss from change in financial assumptions	18,983	2,090
Experience gain or loss	(393)	(90)

Comprehensive income at end of year	11,991	3,923

Defined benefit pension expense recognised in the Consolidated Statement of Profit and Loss was as follows:

	Year ended 31 December 2022	Year ended 31 December 2021
	$’000	$’000

Current service cost recognised in profit or loss	117	134
Net interest expense recognised in profit or loss	92	144

Net periodic pension cost	209	278

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2022
10.    Retirement benefit obligations (continued)

Plan Assets Fair Value

The fair value of plan assets at 31 December 2022 is analysed as follows:

	31 December 2022	31 December 2021
	$’000	$’000

Unit funds	26,050	36,198

The plan’s assets do not include any of the Group’s own financial instruments, nor any property occupied by, or other assets used by the Group.

At 31 December 2022 the long-term expected rate of return on cash is determined by reference to traditional corporate bond rates at the latest reporting date. The long-term expected returns on traditional corporate and government bonds are determined by reference to corporate bond yields and gilt yields respectively at the reporting date. The long-term expected returns on equities is based on the rate of return on government bonds with an allowance for out-performance. The long-term expected return on high yield bonds, secured loans and multi asset credit is based on the return on traditional corporate bonds with an allowance for out-performance.

The underlying asset split of the funds at 31 December 2022 and 31 December 2021 was as follows:

	31 December 2022	31 December 2021

Government Bonds	88%	—%
Diversified Bonds	12%	—%
Equities	—%	24%
Corporate Bonds (including 50% high yield bonds)	—%	37%
Secured Loans and Multi Asset Credit	—%	39%

The assets of the scheme are held on an investment platform with Mercer Limited which invests in a number of investment funds with MGI and Mercer Sterling. The overall investment strategy is that approximately 88% of investments are in government bonds and index linked gilts and 12% in diversified bonds. There is no self-investment in employer related assets.

Sensitivity assumptions

The sensitivity of the defined benefit obligation to changes in the weighted principal assumptions is:

	Change in Assumption	Change in Liabilities

Discount Rate	Decrease of 0.25% p.a.	Increase by 4.8%
Rate of Inflation	Increase of 0.25% p.a.	Increase by 0.8%
Rate of Salary Growth	Increase of 0.25% p.a.	Increase by 0.1%
Rate of Mortality	Increase in life expectancy of 1 year	Increase by 2.7%

The sensitivities shown above are approximate. Each sensitivity considers one change in isolation. The inflation sensitivity includes the impact of changes to the assumptions for revaluation, pension increases and salary growth.

The plan typically exposes the Company to actuarial risks such as investment risk, interest rate risk, salary growth risk, mortality risk and longevity risk. A decrease in bond yields, a rise in inflation or an increase in life expectancy would result in an increase to plan liabilities. This would detrimentally impact the Statement of Financial Position and may give rise to increased charges in future Statements of Profit and Loss. This effect would be partially offset by an increase in the value of the plan’s bond holdings, and in qualifying death in service insurance policies that cover mortality risk. Additionally, caps on inflationary increases are in place to protect the plan against extreme inflation.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2022
10.    Retirement benefit obligations (continued)

Cash flows and Maturity Profiles

The Group expects to contribute approximately $0.1 million of normal contribution to the defined benefit pension scheme for the year ended 31 December 2023. The average duration of the defined benefit obligation at the period ending 31 December 2022 is 19 years.

Aptiv Solutions Pension Plan

On 7 May 2014, the Company acquired 100% of the common stock of Aptiv Solutions (“Aptiv”). The acquisition of Aptiv was accounted for as a business combination in accordance with IFRS 3 Business Combinations. The Company has a defined benefit plan covering its employees in Switzerland as mandated by the Swiss government. Benefits are based on the employee’s years of service and compensation. The plan is managed externally and the related pension costs and liabilities are assessed in accordance with the advice of a professionally qualified actuary. Plan assets at 31 December 2022 and 31 December 2021 consist of units held in independently administered funds.

Funding status

	31 December 2022	31 December 2021
	$’000	$’000
Projected benefit obligation	(5,806)	(7,644)
Fair value of plan assets	5,681	6,965
Retirement benefit plan net obligation	(125)	(679)

Movement in the net benefit obligation recognised in accrued and other liabilities was as follows:

	Present Value of Obligations	Fair Value of Plan Assets	Total
	$’000	$’000	$’000

At 1 January 2022	(7,644)	6,965	(679)
Current service costs	(146)	—	(146)
Interest (income)/expense	(30)	29	(1)
Past service cost	23	—	23
	(7,797)	6,994	(803)

Re-measurements
Experience adjustment	—	(985)	(985)
Gain or loss from change in demographic assumptions	—	—	—
Gain or loss from change in financial assumptions	1,479	—	1,479
Experience gain or loss	48	—	48
	1,527	(985)	542
Exchange differences	148	(126)	22
Contributions:
- Employers	—	114	114
- Plan participants	(82)	82	—
Benefit payments	398	(398)	—
	316	(202)	114
At 31 December 2022	(5,806)	5,681	(125)

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2022
10.    Retirement benefit obligations (continued)

	Present Value of Obligations	Fair Value of Plan Assets	Total
	$’000	$’000	$’000

At 1 January 2021	(8,620)	7,601	(1,019)
Current service costs	(150)	—	(150)
Interest expense/(income)	(12)	11	(1)
Past service cost	82	—	82
	(8,700)	7,612	(1,088)

Re-measurements
Experience adjustment	—	(234)	(234)
Gain or loss from change in financial assumptions	280	—	280
Experience gain or loss	24	—	24
	484	(234)	250
Exchange differences	261	(230)	31
Contributions:
- Employers	—	128	128
- Plan participants	(95)	95	—
Benefit payments	406	(406)	—
	0	0	128
At 31 December 2021	(7,644)	6,965	(679)

PRA Switzerland AG Pension Plan

On 1 July 2021, the Company completed the Acquisition of PRA. PRA Switzerland AG, a subsidiary of the Company has a defined benefit plan covering its employees in Switzerland as mandated by the Swiss government. Benefits are based on the employee's years of service and compensation. The plan is managed externally and the related pension costs and liabilities are assessed in accordance with the advice of a professionally qualified actuary. Plan assets at 31 December 2022 consist of units held in independently administered funds.

Funding status

	31 December 2022	31 December 2021
	$’000	$’000
Projected benefit obligation	(5,345)	(4,990)
Fair value of plan assets	4,059	3,017
Retirement benefit plan net obligation	(1,286)	(1,973)

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2022
10.    Retirement benefit obligations (continued)

Movement in the net benefit obligation recognised in non-current other liabilities was as follows:

	Present Value of Obligations	Fair Value of Plan Assets	Total
	$’000	$’000	$’000

At 1 January 2022	(4,990)	3,017	(1,973)
Current service cost	(404)	—	(404)
Interest expense	(20)	12	(8)
Past service cost	—	—	—
	(5,414)	3,029	(2,385)
Re-measurements
Gain or loss from change in financial assumptions	1,293	106	1,399
Experience gain or loss	(667)	—	(667)
	626	106	732
Exchange differences	49	(7)	42
Contributions:
Employers	—	325	325
Plan participants	(2,396)	2,396	—
Benefit payments	946	(946)	—
Settlement	844	(844)	—
	(606)	931	325
At 31 December 2022	(5,345)	4,059	(1,286)

	Present Value of Obligations	Fair Value of Plan Assets	Total
	$’000	$’000	$’000

At 1 January 2021	(4,890)	2,935	(1,955)
Current service cost	(207)	—	(207)
Interest expense	(19)	11	(8)
Past service cost	—	—	—
	(5,116)	2,946	(2,170)
Re-measurements
Experience gain or loss	(1)	3	2
	(1)	3	2
Exchange differences	149	(89)	60
Contributions:
Employers	—	135	135
Plan participants	(135)	135	—
Benefit payments	113	(113)	—
	(22)	157	135
At 31 December 2021	(4,990)	3,017	(1,973)

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2022

11.    Share-based payments
Share Options
On 21 July 2008 the Company adopted the Employee Share Option Plan 2008 (the “2008 Employee Plan”) pursuant to which the Compensation and Organisation Committee of the Company’s Board of Directors may grant options to any employee, or any director holding a salaried office or employment with the Company or a Subsidiary for the purchase of ordinary shares. On the same date, the Company also adopted the Consultants Share Option Plan 2008 (the “2008 Consultants Plan”), pursuant to which the Compensation and Organisation Committee of the Company’s Board of Directors may grant options to any consultant, adviser or non-Executive Director retained by the Company or any Subsidiary for the purchase of ordinary shares.
On 14 February 2017 both the 2008 Employee Plan and the 2008 Consultants Plan (together the “2008 Option Plans”) were amended and restated in order to increase the number of options that can be issued under the 2008 Consultants Plan from 0.4 million to 1.0 million and to extend the date for options to be granted under the 2008 Option Plans.
An aggregate of 6.0 million ordinary shares have been reserved under the 2008 Employee Plan, as reduced by any shares issued or to be issued pursuant to options granted under the 2008 Consultants Plan, under which a limit of 1.0 million shares applies. Further, the maximum number of ordinary shares with respect to which options may be granted under the 2008 Employee Option Plan, during any calendar year to any employee shall be 0.4 million ordinary shares. There is no individual limit under the 2008 Consultants Plan. No options may be granted under the 2008 Option Plans after 14 February 2027.
Each option granted under the 2008 Employees Plan or the 2008 Consultants Plan (together the “2008 Option plans”) will be evidenced by a Stock Option Agreement between the optionee and the Company. The exercise price will be specified in each Stock Option Agreement, however, option prices will not be less than 100% of the fair market value of an ordinary share on the date the option is granted.
PRA Equity Incentive Plans

The following represents the PRA equity incentive plans, which still have equity outstanding but have been terminated as of 1 July 2021, as to grants of future awards.

Pursuant to the Merger Agreement, effective on 1 July 2021, each outstanding stock option and restricted stock unit under the PRA Plans was assumed by the Company and converted into a stock option or Restricted Share Unit exercisable for or payable in Ordinary Shares based on the ratio of the average trading price per Ordinary Share for the ten days prior to 1 July 2021, and the corresponding value of the Merger consideration for each PRA Share. Accordingly, the plans as detailed below were assumed by the Company.

PRA Health Sciences, Inc. 2020 Stock Incentive Plan was amended and restated and assumed by ICON effective as of 1 July 2021. The 2020 Stock Incentive Plan (“the 2020 Plan”), was approved by the PRA stockholders at their annual meeting on 18 May 2020. The 2020 Plan allowed for the issuance of stock options, stock appreciation rights, restricted shares and restricted stock units, other stock-based awards, and performance compensation awards as permitted by applicable laws. The 2020 Plan authorised the issuance of 2,500,000 shares of common stock plus all shares that remained available under the prior plan on 18 May 2020.

The PRA Health Sciences, Inc. 2018 Stock Incentive Plan was amended and restated and assumed by the Company effective as of 1 July 2021. The 2018 Stock Incentive Plan (the “2018 Plan”), was approved by the PRA stockholders at their annual meeting on 31 May 2018. The 2018 Plan allowed for the issuance of stock options, stock appreciation rights, restricted shares and restricted stock units, other stock-based awards, and performance compensation awards as permitted by applicable laws. The 2018 Plan authorised the issuance of 2,000,000 shares of common stock plus all shares that remained available under the 2014 Plan on 31 May 2018 (which included shares carried over from the 2013 Plan).

The PRA Health Sciences, Inc. 2014 Omnibus Incentive Plan was amended and restated and assumed by the Company effective as of 1 July 2021 (the “2014 Plan”). On 23 November 2014, the PRA Health Sciences, Inc. Board of Directors approved the formation of the 2014 Plan for Key PRA Employees. The 2014 Plan allowed for the issuance of stock options, stock appreciation rights, restricted shares and restricted stock units, other stock-based awards, and performance compensation awards as permitted by applicable laws.

The 2013 Stock Incentive Plan for Key Employees of PRA Health Sciences and its Subsidiaries was amended and restated and assumed by ICON effective as of 1 July 2021 (the “2013 Plan”). On 23 September 2013, the PRA Health Sciences, Inc. Board of Directors approved the formation of the 2013 Plan for Key Employees of Pinnacle Holdco Parent, Inc. and its subsidiaries. The 2013 Plan allowed for the issuance of stock options and other stock-based awards as permitted by applicable laws. The number of shares available for grant under the 2013 Plan was 12.5% of the outstanding shares at closing on a fully diluted basis. The 2013 Plan authorised the issuance of 2,052,909 shares of common stock.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2022

Overall

Share option awards are granted with an exercise price equal to the market price of the Company’s ordinary shares at date of grant. Share options typically vest over a period of five years from date of grant and expire eight to ten years from date of grant. Share options granted to non-executive directors during 2018 vest over 12 months and expire eight years from the date of grant. The maximum contractual term of options outstanding at 31 December 2022 is ten years.

Set out below is a summary of the total number of options outstanding and number of options available to grant under each plan as at 31 December 2022:

	Outstanding		Available to Grant
	31 December 2022	31 December 2021	31 December 2022	31 December 2021

2008 Stock Option Plans	1,378,119	1,695,460	791,392	822,337

Total	1,378,119	1,695,460	791,392	822,337

The total number of share options outstanding and exercisable at 31 December 2022 is as follows:

	Number of Options	Weighted Average Exercise Price

Outstanding at 31 December 2020	553,746	$108.53

Replacement awards on acquisition	2,177,130	$108.78
Granted	100,299	$177.76
Exercised	(1,065,529)	$111.29
Forfeited	(70,186)	$128.46

Outstanding at 31 December 2021	1,695,460	$110.38

Granted	108,643	$229.94
Exercised	(348,286)	$102.87
Forfeited	(77,698)	$143.08

Outstanding at 31 December 2022	1,378,119	$119.86

Exercisable at 31 December 2022	1,047,803	$102.29

The weighted average intrinsic value of the Company’s shares on date of exercise of share options during the year ended 31 December 2022 was $120.36 (31 December 2021: $126.90).

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2022

At 31 December 2022, the range of exercise prices and weighted average remaining contractual life of outstanding and exercisable options was as follows:

Options Outstanding				Options Exercisable
Range Exercise Price	Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price

14.88 - 96.15	494,565	2.70		494,565
103.81 - 124.00	226,489	5.58		203,605
125.74 - 147.26	386,518	5.65		303,054
159.33 - 231.68	270,547	6.24		46,579

14.88 - 231.68	1,378,119	4.69	$119.86	1,047,803	$102.29

Share option fair values 2022

The weighted average grant date fair value of share options granted by the Company during the year ended 31 December 2022 was $65.72 based on the following grants:

Grant Date	Number of Shares	Weighted Average Exercise Price
03 Mar 22	96,525	$231.68
21 May 22	12,118	$216.10

	108,643	$229.94

Replacement awards

The fair value of share options granted by the Company as replacement awards during the year ended 31 December 2021 was $107.21 based on the following grant:

Grant Date	Number of Shares	Weighted Average Exercise Price
1 Jul 21	2,177,130	$108.78

Share option fair values 2021

The weighted average grant date fair value of share options granted by the Company during the year ended 31 December 2021 was $45.16 based on the following grants:

Grant Date	Number of Shares	Weighted Average Exercise Price
03 Mar 21	95,287	$174.96
21 May 21	5,012	$231.08

	100,299	$177.76

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2022

Fair value of share options – Assumptions

The fair values of options granted during the year ended 31 December 2022 and the year ended 31 December 2021 were calculated using a binomial option-pricing-model, using the following assumptions:

	Year ended 31 December 2022	Year ended 31 December 2021
	Annual Awards	Replacement Awards	Annual Awards
Weighted average exercise price	$229.94	$108.78	$177.26
Expected volatility (1)	28.0%	29.0%	25.0%
Expected dividend yield	—	—	—
Risk-free rate (2)	1.1% - 2.8%	0.1% - 0.8%	1.0% - 1.4%
Rate of forced early exercise	10% p.a.	10% p.a.	10% p.a.
Minimum gain for voluntary early exercise	25% of exercise price	25% of exercise price	25% of exercise price
Rate of voluntary early exercise at minimum gain	75% per annum	75% per annum	75% per annum
(1) Expected volatility has been determined based upon the volatility of the Company’s share price over a period which is commensurate with the expected term of the options granted.
(2) Risk-free rate is dependent on the grant date and term of the award.

Restricted Share Units and Performance Share Units

On 23 April 2013 the Company adopted the 2013 Employees Restricted Share Unit and Performance Share Unit Plan (the “2013 RSU Plan”) pursuant to which the Compensation and Organisation Committee of the Company’s Board of Directors may select any employee, or any Director holding a salaried office or employment with the Company, or a Subsidiary to receive an award under the plan. On 11 May 2015 the 2013 RSU Plan was amended and restated in order to increase the number of shares that can be issued under the RSU Plan by 2.5 million shares. Accordingly, an aggregate of 4.1 million ordinary shares have been reserved for issuance under the 2013 RSU Plan. The shares are awarded at zero cost and vest over a service period. Awards under the 2013 RSU Plan may be settled in cash or shares at the option of the Company. No awards may be granted under the 2013 RSU Plan after 11 May 2025.
On 30 April 2019 the Company approved the 2019 Consultants and Directors Restricted Share Unit Plan (the “2019 Consultants RSU Plan”), which was effective as of 16 May 2019, pursuant to which the Compensation and Organisation Committee of the Company’s Board of Directors may select any consultant, adviser or non-executive Director retained by the Company, or a Subsidiary to receive an award under the plan. 250,000 ordinary shares have been reserved for issuance under the 2019 Consultants RSU Plan. The awards are at par value and vest over a service period. Awards granted to non-executive directors during 2020 and 2021 vest over twelve months.

The Company has awarded RSUs and PSUs to certain key individuals of the Group. The fair value of RSUs is based on the share price at the date of grant, with the expense spread over the vesting period. The following table summarises RSU and PSU activity for the year ended 31 December 2022:

	PSU Outstanding Number of Shares	PSU Weighted Average Grant Date Fair Value	RSU Outstanding Number of Shares	RSU Weighted Average Grant Date Fair Value
Outstanding at 31 December 2021	154,190	$160.23	572,785	$191.20

Granted	64,682	$229.79	302,307	$216.85
Shares vested	(46,087)	$140.48	(195,029)	$174.35
Forfeited	(20,365)	$185.90	(97,451)	$205.25

Outstanding at 31 December 2022	152,420	$192.29	582,612	$207.73

The PSUs vest based on service and specified EPS targets over the period 2020 – 2022, 2021 – 2023 and 2022 – 2024. Depending on the actual amount of EPS from 2022 to 2024, up to an additional 76,210 PSUs may also be granted.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2022

Share-based payment expense

Operating profit for the year ended 31 December 2022 is stated after charging $55.8 million in respect of share-based payment expense. Share-based payment expense has been allocated as follows:

	Year ended 31 December 2022	Year ended 31 December 2021
	$’000	$’000

Direct costs	17,331	19,151
Other operating expenses	38,459	40,521
Transaction and integration related - exceptional item *	—	46,187

Total	55,790	105,859
* Represents the post combination portion of the accelerated vesting of awards following the completion of the Merger.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2022

12.    Property, Plant and Equipment

	Land	Buildings	Leasehold improvements	Computer equipment	Office furniture & fixtures	Laboratory equipment	Motor vehicles	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Cost
At 1 January 2022	4,574	67,202	72,495	107,544	103,342	15,647	61	370,865
Additions	—	—	1,291	22,911	14,535	6,468	—	45,205
Disposals	—	(9,792)	(10,117)	(40,490)	(32,623)	(4,758)	(14)	(97,794)
Foreign exchange movement	—	(3,810)	(2,453)	(7,939)	(4,219)	(1,658)	(2)	(20,081)
At 31 December 2022	4,574	53,600	61,216	82,026	81,035	15,699	45	298,195

Depreciation
At 1 January 2022	—	22,035	21,628	69,870	59,352	3,054	14	175,953
Charge for year	—	1,748	12,397	20,191	9,620	4,731	5	48,692
Impairment charge	—	—	1,791	—	2,174	—	—	3,965
Eliminated on disposal	—	(9,792)	(10,052)	(40,482)	(32,020)	(4,749)	(14)	(97,109)
Foreign exchange movement	—	(2,152)	(1,401)	(4,610)	(2,816)	(552)	(2)	(11,533)
At 31 December 2022	—	11,839	24,363	44,969	36,310	2,484	3	119,968

Net book value
At 31 December 2022	4,574	41,761	36,853	37,057	44,725	13,215	42	178,227

At 31 December 2021	4,574	45,167	50,867	37,674	43,990	12,593	47	194,912
Depreciation expense of $48.7 million has been charged to “other operating expenses” in the Consolidated Statement of Profit and Loss.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2022

12.    Property, Plant and Equipment (continued)

	Land	Buildings	Leasehold improvements	Computer equipment	Office furniture & fixtures	Laboratory equipment	Motor vehicles	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Cost
At 1 January 2021	4,574	73,980	36,861	114,008	81,846	32,053	52	343,374
Additions	—	0	3,522	13,781	3,647	6,954	—	27,904
Disposals	—	(3,774)	(16,203)	(36,774)	(10,074)	(22,664)	(2)	(89,491)
Arising on acquisition	—	—	50,847	19,660	31,220	—	16	101,743
Foreign exchange movement	—	(3,004)	(2,532)	(3,131)	(3,297)	(696)	(5)	(12,665)
At 31 December 2021	4,574	67,202	72,495	107,544	103,342	15,647	61	370,865

Depreciation
At 1 January 2021	—	24,457	29,373	94,575	62,233	22,901	5	233,544
Charge for year	—	2,922	6,918	14,501	6,123	3,175	15	33,654
Impairment charge	—	196	1,649	51	2,534	1	—	4,431
Eliminated on disposal	—	(3,696)	(14,510)	(36,696)	(8,473)	(22,578)	(2)	(85,955)
Foreign exchange movement	—	(1,844)	(1,802)	(2,561)	(3,065)	(445)	(4)	(9,721)
At 31 December 2021	—	22,035	21,628	69,870	59,352	3,054	14	175,953

Net book value
At 31 December 2021	4,574	45,167	50,867	37,674	43,990	12,593	47	194,912

At 31 December 2020	4,574	49,523	7,488	19,433	19,613	9,152	47	109,830
Depreciation expense of $33.7 million has been charged to “other operating expenses” in the Consolidated Statement of Profit and Loss.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2022

13.    Intangible assets – goodwill and other

	Computer Software	Customer Relationships	Volunteer List	Order Backlog	Technology Asset	Trade Name and Non-Competes	Patient Database	Goodwill	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Cost
At 1 January 2022 (Revised)*	361,881	4,085,029	1,325	538,622	119,905	204,987	170,667	9,053,482	14,535,898
Additions	89,955	—	—	—	—	—	—	—	89,955
Disposal	(63,767)	—	—	—	—	—	—	—	(63,767)
Acquisitions	—	—	—	—	—	—	—	0	0
Foreign exchange movement	(7,234)	(3,202)	—	(1,081)	(523)	(73)	(286)	(29,003)	(41,402)

At 31 December 2022	380,835	4,081,827	1,325	537,541	119,382	204,914	170,381	9,024,479	14,520,684

Amortisation
At 1 January 2022 (Revised)*	220,349	193,434	1,325	114,461	20,004	36,654	12,987	—	599,214
Amortised in the year	57,734	176,903	—	170,141	22,200	67,334	24,344	—	518,656
Disposal	(63,767)	—	—	—	—	—	—	—	(63,767)
Foreign exchange movement	(5,574)	(1,824)	—	(564)	(525)	(73)	(90)	—	(8,650)

At 31 December 2022	208,742	368,513	1,325	284,038	41,679	103,915	37,241	—	1,045,453

Net book value
At 31 December 2022	172,093	3,713,314	—	253,503	77,703	100,999	133,140	9,024,479	13,475,231

At 31 December 2021 (Revised)*	141,532	3,891,595	—	424,161	99,901	168,333	157,680	9,053,482	13,936,684
* The comparatives have been revised for IFRS 3 measurement period adjustments. Refer to note 14 for further details.

Amortisation expense of $518.7 million has been charged to ‘other operating expenses’ in the Consolidated Statement of Profit and Loss.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2022

13.    Intangible assets - goodwill and other (continued)

	Computer Software	Customer Relationships	Order Backlog	Technology Asset	Trade Name and Non-Competes	Patient Database	Goodwill	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Cost
At 1 January 2021	296,762	149,641	39,868	9,571	3,065	2,694	950,267	1,453,193
Additions	64,624	—	—	—	—	—	—	64,624
Disposal	(53,155)	—	—	—	—	—	—	(53,155)
Acquisitions	55,119	3,938,000	500,000	111,000	202,000	168,000	8,123,003	13,097,122
Foreign exchange movement	(1,469)	(2,612)	(1,246)	(666)	(78)	(27)	(19,788)	(25,886)

At 31 December 2021 (Revised)*	361,881	4,085,029	538,622	119,905	204,987	170,667	9,053,482	14,535,898

Amortisation
At 1 January 2021	232,249	95,775	29,359	9,571	3,065	610	—	371,954
Amortised in the year (Revised)*	41,831	98,836	85,678	11,100	33,667	12,388	—	283,500
Disposal	(52,847)	—	—	—	—	—	—	(52,847)
Foreign exchange movement	(884)	(1,177)	(576)	(667)	(78)	(11)	—	(3,393)

At 31 December 2021 (Revised)*	220,349	193,434	114,461	20,004	36,654	12,987	—	599,214

Net book value
At 31 December 2021 (Revised)*	141,532	3,891,595	424,161	99,901	168,333	157,680	9,053,482	13,936,684

At 31 December 2020	64,513	53,866	10,509	—	—	2,084	950,267	1,081,239
Amortisation expense of $283.5 million has been charged to ‘other operating expenses’ in the Consolidated Statement of Profit and Loss.
* The comparatives have been revised for IFRS 3 measurement period adjustments. Refer to Note 14 for further details.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2022

13.    Intangible assets - goodwill and other (continued)

Impairment review of goodwill

Goodwill is subject to impairment testing on an annual basis, or more frequently if there are indicators of impairment. These assets are allocated to groups of cash generating units (CGUs). The recoverable amount of each of the CGUs is determined based on value-in-use calculations. Goodwill acquired through business combinations has been allocated to the Group’s three CGUs. The CGUs identified represent the lowest level within the Group at which goodwill is monitored and are not larger than the operating segment determined in accordance with IFRS 8 Operating Segments.

The Group has identified three CGUs in accordance with the provisions of IAS 36 Impairment of Assets.

A summary of the allocation of the carrying value of goodwill by CGU, is as follows:

	31 December 2022	31 December 2021
		Revised*
	$’000	$’000
Goodwill
Clinical Research	7,284,244	7,307,655
Strategic Solutions	1,372,648	1,377,059
Data Solutions	367,587	368,768

	9,024,479	9,053,482
* The comparatives have been revised for IFRS 3 measurement period adjustments. Refer to note 14 for further details.

Impairment testing methodology and results

Cash flow forecasts employed for the value-in-use calculations are for a five year period approved by management and a terminal value which is applied to the year five cash flows. The terminal value reflects the discounted value of the cash flows beyond year five which is based on the weighted average long-term growth rates for each CGU.

Management’s estimates of future cash flows are based upon current budgets and strategic plans and are reflective of anticipated growth rates within the CRO industry, expected growth in the Group’s market share and reflective of past experience. Key assumptions applied in determining expected future cash flows for these plans include management’s estimate of future profitability, replacement capital expenditure requirements, trade working capital investment needs and tax considerations. The Group’s cash flow projections are adjusted each year for actual and expected changes in performance.

The following assumptions were applied in determining the five year projected cash flows of the three CGUs at 31 December 2022:

	31 December 2022
	Clinical Research	Strategic Solutions	Data Solutions
Expected revenue growth rate	8.3%	7.8%	7.8%
Expected growth rate for operating costs	8.4%	8.6%	7.7%
Expected effective tax rate	15.5%	15.5%	15.5%
Expected annual working capital growth rate	19.0%	(3.2)%	—%
Expected capital expenditure growth rate	10.9%	11.9%	15.5%
Discount rate	11.5%	11.5%	11.5%
Long term growth	2.0%	2.0%	2.0%

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2022

13.    Intangible assets - goodwill and other (continued)

Expected revenue growth and the expected growth in operating costs are determined based upon the expected growth rates used in preparing the Group’s budgets and strategic plans. In estimating budget revenue, consideration is given to current levels of backlog (i.e. the value of new business awards not yet recognised in revenue) and the estimated timeframe over which this is expected to be recognised within revenue, together with an estimate of revenue expected to be generated from new awards not currently within backlog. In estimating revenue from new awards consideration is given to current RFP (request for proposals) volumes, expected growth rates in both the CRO industry and the Group’s market share, and of past experience. In estimating budgeted operating costs, consideration is given to required staffing levels, project related costs, facility and information technology costs and other costs. Staff costs and project related costs generally increase in line with revenue and are therefore estimated based on revenue growth expectations, while facility and information costs and other costs are relatively fixed and are therefore projected based upon a lower growth rate. An expected long-term average tax rate of 15.5% has been applied in determining the projected after tax cash flows.

Expected annual working capital growth and expected capital expenditure growth are based upon the expected growth rates used in preparing the Group’s budgets and strategic plans. Long term growth rates were based on global macroeconomic data.

A pre-tax discount rate of 11.5% (2021: between 11.6% and 12.1%) has been applied to the projected cash flows of the CGUs in determining its value-in-use. This rate is reflective of both the time value of money and risks specific to the CGUs. The discount rate is based upon the Group’s weighted average cost of capital which has been determined by applying the Group’s long-term optimal capital structure to its costs of debt and cost of equity. The Group’s cost of debt has been calculated by applying an appropriate margin over the risk-free interest rate. The Group’s cost of equity has been calculated using the capital asset pricing model and includes an appropriate equity risk premium over the available risk-free interest rate. The Group’s weighted average cost of capital is adjusted to reflected additional risk premiums associated with each CGU.

No impairment was recognised in 2022 or 2021 as a result of the impairment testing which identified headroom in the recoverable amount of the related CGUs as compared to their carrying value.

Sensitivity Analysis
A sensitivity analysis to determine if reasonable changes in key assumptions could lead to an impairment was conducted at 31 December 2022. The table below identifies the amounts by which each of the specified assumptions may either decline or increase to arrive at a zero excess of the present value of future cash flows over the carrying value of goodwill in the CGU:

	31 December 2022
	Clinical Research	Strategic Solutions	Data Solutions
Expected revenue growth rate decreased by	3.9%	1.8%	1.9%
Expected long term growth rate decreased by	21.4%	16.1%	9.2%
Discount rate increased by	9.5%	7.9%	5.2%
*All other inputs remained constant
Management believes that the assumptions originally used in the value-in-use models are sufficiently prudent to ensure no reasonable change, in normal circumstances, in any of the above key assumptions would cause the carrying value of any CGU to exceed its recoverable amount.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2022

14.    Business combinations

(a)     PRA Health Sciences, Inc.

On 1 July 2021 (the "Merger Date"), the Company completed the Acquisition of PRA by means of a merger whereby Indigo Merger Sub, Inc., a Delaware corporation and subsidiary of ICON, merged with and into PRA Health Sciences, Inc., the parent of the PRA Health Sciences Group ("the Acquisition" and "the Merger"). The combined Group has retained the name ICON and brought together approximately 38,000 (as at the Merger date) employees across the globe, creating one of the world’s most advanced healthcare intelligence and clinical research organisation. The Merger was accounted for as a business combination using the acquisition method of accounting in accordance with IFRS 3 'Business Combinations'.

The combined Company leverages its enhanced operations to transform clinical trials and accelerate biopharma customers’ commercial success through the development of much needed medicines and medical devices. The new ICON has a renewed focus on leveraging data, applying technology and accessing diverse patient populations to speed up drug development.

Upon completion of the Merger, pursuant to the terms of the Merger Agreement, PRA became a wholly owned subsidiary of the ICON Group. Under the terms of the Merger, PRA shareholders received per share $80 in cash and 0.4125 shares of ICON stock. The trading of PRA common stock on NASDAQ was suspended prior to market open on 1 July 2021. .

In the years ended 31 December 2022 and 31 December 2021, the Company incurred $39.7 million and $124.4 million, respectively, of Merger-related expenses which were accounted for separately from the business combination and expensed as incurred within the Other Operating Expenses line item of the Consolidated Statement of Profit and Loss. These costs consist primarily of investment banker fees, advisory fees, legal costs, accounting and consulting fees, and employee retention bonuses. Included in transaction and integration costs for the years ended 31 December 2022 and 31 December 2021 are acquisition related costs (as defined by IFRS 3) of $0.8 million and $57.1 million, respectively. These costs include finders fees, advisory, legal, accounting, valuation, and other professional or consulting fees.

The Company also incurred approximately $86.7 million of Merger-related financing fees and amortisation of previously deferred fees which are included in the “Interest expense” line item in the Consolidated Statement of Profit and Loss for the year ended 31 December 2021. During the year ended 31 December 2021, the Company deferred $76.2 million of financing costs incurred as a result of the Senior Secured Credit Facility and Senior Secured Notes. These costs are being amortised over the term of the related debt.

The Merger Date fair value of the consideration transferred consisted of the following:

(in thousands)
Fair value of cash consideration	$5,308,646
Fair value of ordinary shares issued to acquiree stockholders	5,658,126
Fair value of replacement share-based awards issued to acquiree employees	267,607
Repayment of term loan obligations and accrued interest *	865,800
$12,100,179
* This represents the portion of PRA debt paid by ICON. PRA also paid $401.6 million from available cash to settle debt obligations that existed at the Merger Date.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2022

14.    Business combinations (continued)

The following table summarises the allocation of the consideration transferred based on the Merger Date fair values of assets acquired and liabilities assumed, with the excess of the purchase price over the fair values of the identifiable net assets acquired recorded as goodwill:

Fair value
1 July
2021
(in thousands)
Cash and cash equivalents	$259,971
Accounts receivable and unbilled revenue	934,308
Other current assets	125,156
Property, plant and equipment	101,743
Operating lease right-of-use assets	180,679
Goodwill *	8,123,003
Intangible assets	4,974,119
Deferred tax assets	28,587
Other assets	33,928
Accounts payable	(50,259)
Accrued expenses and other current liabilities	(380,342)
Current portion of operating lease liabilities	(36,775)
Unearned revenue	(723,278)
Non-current portion of operating lease liabilities	(146,903)
Deferred tax liabilities	(1,119,762)
Other non-current liabilities	(203,996)

Net assets acquired	$12,100,179

* The goodwill in connection with the Merger is primarily attributable to the assembled workforce of PRA and the expected synergies of the Merger. None of the goodwill recognised is deductible for income tax purposes.
The following table summarises the fair value of identified intangible assets and their respective useful lives as of the Merger Date (in thousands, except for estimated useful lives):

	Estimated Fair Value	Estimated Useful Life
Customer relationships	3,938,000	23 years
Order backlog	500,000	3 years
Trade names	202,000	3 years
Patient database	168,000	7 years
Technology assets	111,000	5 years
Software	55,119	2-8 years
	4,974,119

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2022

14.    Business combinations (continued)

At June 30, 2022, the Company completed its review of the July 1, 2021 acquisition balance sheet of PRA and completed the final valuation associated with certain assets acquired and liabilities assumed. During the year ended 31 December 2022, the Company recognised certain measurement period adjustments as shown in the table below:

Measurement period adjustments
(in thousands)
Goodwill	(36,579)
Intangible assets	33,000
Deferred tax assets	(2,910)
Deferred tax liabilities	7,188
Other non-current liabilities	(699)

The impact of these measurement period adjustments has been incorporated with effect from the Merger Date and the comparative financial statements have been revised.

15.    Inventories

	31 December 2022	31 December 2021
	$’000	$’000

Laboratory inventories	7,063	5,772

The cost of inventories is recognised as an expense and included in direct costs in the Consolidated Statement of Profit and Loss. For the year ended 31 December 2022, $74.0 million (2021: $64.1 million) was charged to the Consolidated Statement of Profit and Loss . There was no material difference between the Consolidated Statement of Financial Position value of inventories and their replacement costs.

16.    Accounts receivable, unbilled services (contract assets) and unearned revenue (contract liabilities)

Accounts receivables and unbilled revenue are as follows:

	31 December 2022	31 December 2021
	$’000	$’000

Billed services (accounts receivable)	1,751,950	1,349,851
Unbilled services (unbilled revenue)	957,655	623,121
Trade accounts receivable and unbilled revenue, gross	2,709,605	1,972,972
Allowance for credit losses	(20,562)	(7,081)
Trade accounts receivable and unbilled revenue, net	2,689,043	1,965,891

Accounts receivables are amounts due from customers for services performed in the ordinary course of business. They are generally due for settlement within 30-90 days and therefore are all classified as current. Accounts receivable are recognised initially at the amount of consideration that is unconditional. Accounts receivable balances do not contain significant financing components. The Group holds the accounts receivable with the objective to collect the contractual cash flows and therefore measures them subsequently at amortised cost.

All receivables are due within twelve months of the year ended 31 December 2022. Due to the short-term nature of the current receivables, their carrying amount is considered to be the same as their fair value.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2022

16.    Accounts receivable, unbilled services (contract assets) and unearned revenue (contract liabilities) (continued)

Unbilled services and unearned revenue (contract assets and liabilities) were as follows:

	31 December 2022	31 December 2021	$ Change	% Change
	$’000	$’000
Unbilled services (unbilled revenue)	$957,655	$623,121	334,534	53.7%
Unearned revenue (payments on account)	(1,507,449)	(1,315,961)	(191,488)	14.6%
	$(549,794)	$(692,840)	143,046	20.6%

Timing may differ between the satisfaction of performance obligations and the invoicing and collection of amounts related to our contracts with customers. We record assets for amounts related to performance obligations that are satisfied but not yet billed and/or collected. These assets are recorded as unbilled revenue and therefore contract assets rather than accounts receivables when receipt of the consideration is conditional on something other than the passage of time. Liabilities are recorded for amounts that are collected in advance of the satisfaction of performance obligations or billed in advance of the revenue being earned.

Unbilled services/revenue balances arise where invoicing or billing is based on the timing of agreed milestones related to service contracts for clinical research. Contractual billing arrangements in respect of certain reimbursable expenses (principally investigators) require billing by the investigator to the Company prior to billing by the Company to the customer.

The Company is the contract principal in respect of both direct services and in the use of third parties (principally investigator services) that support a clinical trial. The progress towards completion for clinical service contracts is measured based on total project costs (including reimbursable costs). Reimbursable expenses are included within direct costs and are recorded based on activity undertaken by the third-party. Amounts owed to investigators and others in respect of reimbursable expenses was $406.3 million at 31 December 2022 and $323.6 million at 31 December 2021 (see note 20 Accrued and other liabilities).

Unbilled services as at 31 December 2022 increased by $334.5 million as compared to 31 December 2021. Unearned revenue increased by $191.5 million resulting in a decrease of $143.0 million in the net balance of unbilled services and unearned revenue between 31 December 2021 and 31 December 2022. These fluctuations are primarily due to the completion of the Merger on 1 July 2021 but are also partially due to timing of payments and invoicing related to the Group's clinical trial management contracts. Billings and payments are established by contractual provisions including predetermined payment schedules which may or may not correspond to the timing of the transfer of control of the Company's services under the contract. Unbilled services arise from long-term contract when a cost-based input method of revenue recognition is applied and revenue recognised exceeds the amount billed to the customer.

As of 31 December 2022 approximately $13.7 billion (2021: $13.3 billion) of revenue is expected to be recognised in the future in respect of unsatisfied performance obligations. The Company expects to recognise revenue on approximately 48% (2021: 48%) of the unrealised performance obligation over the next 12 months, with the remainder recognised thereafter over the duration of the customer contracts.

Impairment of financial assets

At 31 December 2022, the Group maintained an impairment provision of $20.6 million (2021: $7.1 million). The credit loss expense recognised on the Group's receivables and unbilled services was $17.8 million and $0.7 million for the twelve months ended 31 December 2022 and 2021, respectively.

The Group's estimate of expected credit losses considers historical credit loss information that is adjusted, where necessary, for current conditions and reasonable and supportable forecasts. Historical credit loss experience provides the basis for the estimation of expected credit losses. The Group's receivables and unbilled services are predominantly due from large and mid-tier pharmaceutical and biotechnology companies that share similar risk characteristics. The Group monitors their portfolio of receivables and unbilled services for any deterioration in current or expected credit quality (for example expected delinquency level), and adjusts the allowance for credit losses as required. Receivables for which an impairment provision was recognised were written off against the provision when there was no expectation of recovering additional cash.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2022

16.    Accounts receivable, unbilled services (contract assets) and unearned revenue (contract liabilities) (continued)

The Group considered that there was evidence of impairment if any of the following indicators were present:

•significant financial difficulties of the debtor
•probability that the debtor will enter a financial restructuring process, and
•default or late payment

The closing loss allowance for trade receivables and contract assets as at 31 December 2022 and 31 December 2021 reconcile to the opening loss allowances as follows:

	31 December 2022	31 December 2021
	$’000	$’000

Balance at start of year	7,081	7,149
Receivables written off during the year as uncollectible	(3,913)	(116)
Increase in loss allowance recognised in profit or loss during the year	17,800	705
Unused amount reversed	—	(544)
Foreign currency translation	(406)	(113)

Balance at end of year	20,562	7,081

Further analysis of Group’s accounts receivable balances at 31 December 2022 and 31 December 2021 is as follows:

	Gross accounts receivable	Gross accounts receivable
	2022	2021
	$’000	$’000

Not past due	1,298,520	1,089,556
Past due 0 to 30 days	185,282	155,397
Past due 31 to 60 days	86,059	40,058
Past due 61+ days	182,089	64,840

Accounts receivable	1,751,950	1,349,851

The carrying amounts of the Group’s accounts receivables are denominated in the following currencies:

	31 December 2022	31 December 2021
	$’000	$’000
Currency
US Dollar	1,310,111	1,027,467
Euro	348,194	235,899
Sterling	19,641	17,439
Other currencies	74,004	69,046

Total	1,751,950	1,349,851

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2022

17.    Other assets

	31 December 2022	31 December 2021
	$’000	$’000
Non-current other assets
Lease deposits	15,211	18,367
Deferred employee savings scheme assets	24,260	21,536
Other receivables	37,391	36,897

Total	76,862	76,800

Lease deposits paid in respect of certain premises leased by the Group are refundable on expiry of the related leases. Discounting of the non-current element has not been applied because the discount would be immaterial. However, discounting may apply in the future if the non-current element becomes significant such that the discounting impact would be material.

Non-current other receivables includes a loan of $9.2 million to Oncacare (see Note 29 Related parties for further details).

	31 December 2022	31 December 2021
	$’000	$’000
Other current assets
Personnel related prepayments	954	1,049
Facility and information system related prepayments	58,342	36,679
General overhead prepayments	57,258	63,858
Sales tax recoverable	24,029	9,185
Other receivables	47,034	48,297

Total	187,617	159,068

Other current assets do not contain any impaired assets. The maximum exposure to credit risk at the reporting date is the carrying value of each receivable, other than prepayments which do not have credit risk. The Group does not hold any collateral as security.

18. Financial asset investments

(a) Current asset investments - fair value through OCI

	31 December 2022	31 December 2021
	$’000	$’000

At start of year	1,712	1,729
Additions	482	480
Disposals/maturities	(481)	(497)
At end of year	1,713	1,712

Current asset investments comprise highly liquid investments with maturities of greater than three months and minimum “A-” rated fixed and floating rate securities.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2022

18. Financial asset investments (continued)

(b) Non-current financial assets - fair value through profit or loss

The Company entered into subscription agreements with a number of funds. Capital totalling $20.6 million had been advanced under the terms of the subscription agreements at 31 December 2022 (2021: $16.9 million). The Company determined that the interests in the funds meet the definition of equity securities without readily determinable fair values. There was an increase in fair value of $6.3 million (2021: $3.2 million) recognised in profit during the year bringing the carrying value of the subscriptions to $32.6 million at 31 December 2022 (2021: $22.6 million). At 31 December 2022, the Company had committed to future investments of $23.3 million in respect of these funds.

(c) Equity method investments
The Company has invested $4.9 million to obtain a 49% interest in the voting share capital of Oncacare. The Company’s investment in Oncacare is accounted for under the equity method due to the Company's ability to exercise significant influence over Oncacare that is considered to be greater than minor. The Company records its pro rata share of the earnings/losses of this investment in 'Share of equity method investment' in the Consolidated Statement of Profit and Loss (see note 1 Basis of preparation and statement of accounting policies).

Oncacare is incorporated in Ireland and operates throughout Europe and the United States.

The majority investor has the right to sell the 51% majority voting share capital exclusively to the Company in a two and half year period, commencing 1 January 2023 and ICON also has the right to acquire the 51% majority voting share capital from 1 August 2025. The following table represents our equity method investment at 31 December 2022:

	31 December 2021	31 December 2020
	$’000	$’000

Oncacare Limited
At start of year	2,373	4,534
Loss for the year/period	(2,373)	(2,161)
Carrying Value at end of year	—	2,373

During the year ended 31 December 2021, the Company provided a loan of $10 million to Oncacare in order to fund the continued development of the business operations. The loan accrues annual interest at 1.6% and the loan is repayable on 30 June, 2025.

For the year ended 31 December 2022, the Company has recorded a loss of $3.1 million (31 December 2021: loss $2.2 million) representing its pro rata share of the losses in Oncacare. During the year ended 31 December 2022, the carrying value of the Company's investment in Oncacare was reduced by $2.3 million of pro rata losses. The remaining $0.8 million in pro rata losses served to reduce the carrying value of the Company's loan receivable from Oncacare. The outstanding balance of the Company's loan receivable with Oncacare at 31 December, 2022 is $9.2 million.

On April 20, 2023, the Company completed the purchase of the majority investor’s 51% majority voting share capital of Oncacare . As a result of this transaction, Oncacare became a wholly owned subsidiary of the ICON Group. See Note 31 for further details.

19. Cash and cash equivalents

	31 December 2022	31 December 2021
	$’000	$’000

Cash at bank and in hand	288,768	632,995
Short-term deposits	—	119,218

Cash and cash equivalents	288,768	752,213

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2021

19. Cash and cash equivalents

	31 December 2022	31 December 2021
		Revised*
	$’000	$’000

Non-current other liabilities

Personnel related liabilities	155	200
Deferred government grants (note 22)	1,115	735
Retirement benefit plan net obligation (note 10)	13,033	17,275
Deferred employee savings scheme liabilities	11,220	13,693
Other liabilities	12,229	4,017

Total	37,752	35,920
* The comparatives have been revised for IFRS 3 measurement period adjustments. Refer to note 14 for further details.

Deferred employee savings scheme liabilities are payable more than 5 years from the reporting date (see note 26 Financial instruments). Discounting of the non-current element has not been applied because the impact would be immaterial. However, discounting may apply in the future if the non-current element becomes significant such that the discounting impact would be material.

	31 December 2022	31 December 2021
	$’000	$’000

Current accrued and other liabilities
Personnel related liabilities	395,862	413,185
Facility and information system related liabilities	16,896	12,055
General overhead liabilities*	530,204	459,814
Lease liabilities (note 27)	43,656	49,757
Other liabilities	12,852	11,647
Short-term government grants (note 22)	42	45

Total	999,512	946,503
*includes amounts due to third parties in respect of accrued reimbursable expenses of $406.3 million at 31 December 2022 and $323.6 million at 31 December 2021.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2022

21.    Disaggregation of Revenue

Revenue disaggregated by customer profile is as follows:

	Year ended 31 December 2022	Year ended 31 December 2021
	$’000	$’000

Top client	682,840	440,529
Clients 2-5	1,504,530	1,290,060
Clients 6-10	1,111,486	751,227
Clients 11-25	1,584,100	1,075,501
Other	2,850,430	1,915,509
Total	7,733,386	5,472,826
Our customers have similar profiles and economic characteristics, and therefore have similar degrees of risk and growth opportunities.

22. Deferred government grants

	31 December 2022	31 December 2021
	$’000	$’000

At beginning of year	780	886
Grant additions	536	—
Amortised during the year	(155)	(47)
Foreign exchange movement	(46)	(59)

At end of year	1,115	780

Current (note 20)	42	45
Non-current (note 20)	1,115	735

Total	1,157	780

Under grant agreements amounts received may become repayable in full or in part should certain circumstances specified within the grant agreements occur, including downsizing by the Group, disposing of the related assets, ceasing to carry on its business or the appointment of a receiver over any of its assets.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2022

23.    Bank credit lines and loan facilities
The movement in net debt by category is as follows:

(in thousands)	Balance 1 Jan 2022	Net cash inflow/ (outflow)	Other non-cash adjustments	Effects of exchange rates	Balance 31 Dec 2022
Cash and cash equivalents
Net cash and cash equivalents	752,213	(446,725)	—	(16,720)	288,768
Financial assets at fair value through other comprehensive income	1,712	1	—	—	1,713
Total cash and cash equivalents	753,925	(446,724)	—	(16,720)	290,481

(in thousands)	Balance 1 Jan 2022	Drawn down *	Repaid	Net cash (inflow)/ outflow	Other non-cash adjustments	Effect of exchange rates	Balance 31 Dec 2022
Borrowings and lease liabilities
Lease liabilities	(210,853)	—	54,617	54,617	(12,590)	(6,475)	(175,301)
Revolving Credit Facility	—	(75,000)	75,000	—	—	—	—
Senior Secured Credit Facilities	(4,943,778)	—	800,000	800,000	(12,898)	—	(4,156,676)
Senior Secured Notes	(492,534)		—	—	(4,977)	—	(497,511)
Total borrowings and lease liabilities	(5,647,165)	(75,000)	929,617	854,617	(30,465)	(6,475)	(4,829,488)
* Drawn down amounts reflect the gross amount of debt drawn down by the Company. Equivalent amounts per the Consolidated Statement of Cash Flows reflect deduction of fees and debt discount paid directly to the lender.

The Company had the following debt outstanding as at 31 December 2022 and 31 December 2021:

	Interest rate as of	Maturity Date	Principal amount
(in thousands)	31 December 2022		31 December 2022	31 December 2021
Credit Facilities:
Senior Secured Term Loan	7.092%	July 2028	$4,201,213	$5,001,213
Senior Secured Notes	2.875%	July 2026	500,000	500,000
Total debt			4,701,213	5,501,213
Less current portion of long-term debt			(55,150)	(55,150)
Total long-term debt			4,646,063	5,446,063
Less debt issuance costs and debt discount			(47,026)	(64,901)
Total long-term debt, net			$4,599,037	$5,381,162

The Company incurred a $27.6 million debt discount in connection with the Senior Secured Credit Facility and Senior Secured Notes.

As of 31 December 2022, the contractual maturities of the Company's debt obligations were as follows:

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2022

23.    Bank credit lines and loan facilities (continued)

Current maturities of long-term debt:	(in thousands)
2023	55,150
2024	55,150
2025	55,150
2026	55,150
2027 and thereafter	4,480,613
Total	$4,701,213

The Company's primary financing arrangements are its senior secured credit facilities (the "Senior Secured Credit Facilities"), which consists of a senior secured term loan and a revolving credit facility, and the senior secured notes (the "Senior Secured Notes").

Senior Secured Credit Facilities

In conjunction with the completion of the Merger Agreement, on 1 July 2021, ICON entered into a credit agreement providing for a senior secured term loan facility of $5,515 million and a senior secured revolving loan facility in an initial aggregate principal amount of $300 million. The proceeds of the senior secured term loan facility were used to repay in full (i) PRA’s existing credit facilities and (ii) the Company's private placement notes outstanding and fund, in part, the transaction. The senior secured term loan facility will mature in July 2028 and the revolving loan facility will mature in July 2026. The credit agreement governing the Senior Secured Credit Facilities provides that borrowings denominated in U.S. Dollars will bear interest based on LIBOR or the base rate (as elected by the borrower), plus an applicable margin. On the 29th of November 2022, the Company agreed with its lenders to the early adoption of Term SOFR as the reference rate within the Credit Agreement ahead of the June 2023 USD LIBOR cessation date. LIBOR is no longer an applicable reference rate available to the Company under the terms of the Credit Agreement.

Borrowings under the senior secured term loan facility amortise in equal quarterly installments in an amount equal to 1.00% per annum of the principal amount, with the remaining balance due at final maturity. The interest rate margin applicable to borrowings under the senior secured term loan facility is USD Term SOFR and a Term SOFR Adjustment depending on the interest period chosen plus an applicable margin of 2.25%. The senior secured term loan facility is subject to a floor of 0.50%.

The interest rate margin applicable to borrowings under the revolving loan facility will be, at the option of the borrower, either (i) the applicable base rate plus an applicable margin of 1.00%, 0.60% or 0.25% based on ICON’s current corporate family rating assigned by S&P of BB- (or lower), BB or BB+ (or higher), respectively, or (ii) Term SOFR plus a Term SOFR Adjustment on the interest period chosen plus an applicable margin of 2.00%, 1.60% or 1.25% based on ICON’s current corporate family rating assigned by S&P of BB- (or lower), BB or BB+ (or higher), respectively. In addition, lenders under the revolving loan facility are entitled to commitment fees as a percentage of the applicable margin at the time of drawing and utilization fees dependent on the proportion of the facility drawn. At December 31, 2022, $300.0 million remained undrawn under the senior secured revolving loan facility.

The Borrowers’ (as defined in the credit agreement) obligations under the Senior Secured Credit Facilities are guaranteed by ICON and the subsidiary guarantors. The Senior Secured Credit Facilities are secured by a lien on substantially all of ICON’s, the Borrowers’ and each of the subsidiary guarantor’s assets (subject to certain exceptions), and the Senior Secured Credit Facilities will have a first-priority lien on such assets, which will rank pari passu with the lien securing the Senior Secured Notes (see below), subject to other permitted liens. The Company is permitted to make prepayments on the senior secured term loan without penalty. The Company's long-term debt arrangements contain customary restrictive covenants and, as of 31 December 2022, we were in compliance with our restrictive covenants in all material respects.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2022

23.    Bank credit lines and loan facilities (continued)
On 30 December 2022, the Company repaid $200.0 million of the senior secured term loan facility and made a quarterly interest payment of $66.1 million. This repayment resulted in an additional charge associated with previously capitalised fees of $1.8 million.

On 30 September 2022, the Company repaid $200.0 million of the senior secured term loan facility and made a quarterly interest payment of $53.6 million. This repayment resulted in an additional charge associated with previously capitalised fees of $1.9 million.

On 30 June 2022, the Company repaid $100.0 million of the senior secured term loan facility and made a quarterly interest payment of $39.4 million. This repayment resulted in an additional charge associated with previously capitalised fees of $0.9 million.

On 31 March 2022, the Company repaid $300.0 million of the senior secured term loan facility and made a quarterly interest payment of $35.1 million. This repayment resulted in an additional charge associated with previously capitalised fees of $3.2 million.

On 29 December 2021, the Company repaid $500.0 million of the senior secured term loan facility and made a quarterly interest payment of $40.8 million. This repayment resulted in an additional charge associated with previously capitalised fees of $5.6 million.

On 27 September 2021, the Company repaid $13.8 million of the senior secured term loan facility and made a quarterly interest payment of $40.4 million.

Senior Secured Notes

In addition to the Senior Secured Credit Facilities, on 1 July 2021, a subsidiary of the Company issued $500 million in aggregate principal amount of 2.875% senior secured notes due 2026 in a private offering (the “Offering”). The Senior Secured Notes will mature on 15 July 2026. The proceeds from the Offering and borrowings made under the Senior Secured Credit Facilities, together with cash on hand, were used to (i) fund the cash consideration payable by ICON for the Merger, (ii) repay existing indebtedness of ICON and PRA and (iii) pay fees and expenses related to the Merger, the Offering and the Senior Secured Credit Facilities. The Senior Secured Notes are guaranteed on a senior secured basis by ICON and its direct and indirect subsidiaries that guarantee the Senior Secured Credit Facilities.

Fair Value of Debt
The estimated fair value of the Company’s debt was $4,650.3 million and $5,507.2 million at 31 December 2022 and 31 December 2021, respectively. The fair values of the Senior Secured Credit Facilities and Senior Secured Notes were determined based on Level 2 inputs, which are based on rates at which the debt is traded among financial institutions.

Derivatives

The Company has entered into interest rate cap and swap agreements for purposes of managing its exposure to interest rate fluctuations. These financial derivative agreements are designated as Cash Flow Hedges. See note 26 - Financial Instruments for related information and disclosures.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2021

24.    Share capital
Group and Company

Authorised share capital:	No. of Ordinary Shares

Ordinary shares of par value €0.06	100,000,000

	31 December 2022	31 December 2021
	$’000	$’000
Allotted, called up and fully paid
81,723,555 (31 December 2021: 81,554,683) ordinary shares of €0.06 each	6,649	6,640

Issued, fully paid share capital
At beginning of year	6,640	4,580
Employee share options exercised	21	77
Restricted share units/ performance share units	16	23
Repurchase of ordinary shares	(28)	—
Issue of shares associated with a business combination	—	1,960

At end of year	6,649	6,640

Holders of ordinary shares will be entitled to receive such dividends as may be recommended by the Board of Directors of the Company and approved by the Shareholders and/or such interim dividends as the Board of Directors of the Company may decide. On liquidation or a winding up of the Company, the par value of the ordinary shares will be repaid out of the assets available for distribution among the holders of the ordinary shares of the Company. Holders of ordinary shares have no conversion or redemption rights. On a show of hands, every holder of an ordinary share present in person or proxy at a general meeting of shareholders shall have one vote, for each ordinary share held with no individual having more than one vote.
(a)    Employee share based payments
During the year ended 31 December 2022, 348,286 options were exercised by employees at an average exercise price of $102.87 per share for total proceeds of $35.8 million. During the year ended 31 December 2022, 195,029 ordinary shares were issued in respect of certain RSUs and 46,087 ordinary shares were issued in respect of PSUs previously awarded by the Company.
During the year ended 31 December 2021, 1,065,529 options were exercised by employees at an average exercise price of $111.29 per share for total proceeds of $118.6 million. During the year ended 31 December 2021, 446,404 ordinary shares were issued in respect of certain RSUs and 44,132 ordinary shares were issued in respect of PSUs previously awarded by the Company.
On 1 July 2021, the Company completed the acquisition of PRA. In accordance with the terms of the Merger Agreement, the Company issued 27,372,427 shares of the Company's ordinary share capital at par value in exchange for all outstanding PRA shares of common stock.
(b)    Share repurchase programme
A resolution was passed at the Company’s Annual General Meeting (“AGM”) on 22 July 2016, which authorised the Directors to purchase (buyback) up to 10% of the outstanding shares in the Company. This authorisation was renewed at the Company's AGM on each of 25 July 2017, 24 July 2018, 23 July 2019, 21 July 2020, 20 July 2021 and 26 July 2022. On 3 October 2016, the Company commenced a share buyback programme of up to $400 million. The share buyback programme was completed during the year ended 31 December 2018 with a total of 4,026,576 ordinary shares redeemed for a total consideration of $372.1 million. On 8 January 2019, the Company commenced a further share buyback programme of up to 1.0 million ordinary shares which was completed during the year ended 31 December 2019. These shares were redeemed by the Company for a total consideration of $141.6 million. On 22 October 2019, the Company commenced a further share buyback programme. At 31 December 2019, 35,100 ordinary shares were redeemed by the Company for a total consideration of $5.3 million. During the year ended 31 December 2020, 1,235,218 ordinary shares were redeemed by the Company under this buyback programme for a total consideration of $175.0 million. On 18 February

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2022
24.    Share capital (continued)

2022, the Company commenced a further share buyback programme. During the year ended 31 December 2022, 420,530 ordinary shares were redeemed by the Company for total consideration of $100.0 million.
All ordinary shares that were redeemed under the buyback programme were cancelled in accordance with the Constitution of the Company and the nominal value of these shares transferred to other undenominated capital as required under Irish Company law.
Under the repurchase programme, a broker purchased the Company’s shares from time to time on the open market or in privately negotiated transactions in accordance with agreed terms and limitations. The programme was designed to allow share repurchases during periods when the Company would ordinarily not be permitted to do so because it may be in possession of material non-public or price-sensitive information, applicable insider trading laws or self-imposed trading blackout periods. The Company’s instructions to the broker were irrevocable and the trading decisions in respect of the repurchase programme were made independently of and uninfluenced by the Company. The Company confirms that on entering the share repurchase plans it had no material non-public, price-sensitive or inside information regarding the Company or its securities. Furthermore, the Company will not enter into additional plans whilst in possession of such information. The timing and actual number of shares acquired by way of the redemption will be dependent on market conditions, legal and regulatory requirements and the other terms and limitations contained in the programme. In addition, acquisitions under the programme may be suspended or discontinued in certain circumstances in accordance with the agreed terms. Therefore, there can be no assurance as to the timing or number of shares that may be acquired under the programme.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2022

25.    Capital and reserves

	31 December 2022	31 December 2021
		*Revised
	$’000	$’000

Share-based payment reserve	381,098	420,973
Other undenominated capital	1,162	1,134
Other reserves	7,601	12,438
Currency reserve	(175,065)	(86,621)
Merger reserve	5,656,195	5,656,195
Retained earnings	2,219,619	1,728,023
Total	8,090,610	7,732,142
* The comparatives have been revised for IFRS 3 measurement period adjustments. Refer to note 14 for further details.

Share-based payment reserve
The share-based payment reserve is used to account for share-based payments. The fair value of share-based payments is expensed to the Consolidated Statement of Profit and Loss over the period the related services are received, with a corresponding increase in equity. At 31 December 2022 the Group has recognised a cumulative charge for share-based payments of $717.6 million net of deferred tax (2021: $661.7 million). The Group has also recognised a cumulative credit of $57.8 million (2021: $81.8 million) in reserves for the current and deferred tax effects of the tax benefits relating to the exercise of employee share options in excess of related cumulative compensation expense. The Group has reclassified a cumulative credit of $394.2 million (2021: $322.5 million) to retained earnings in respect of exercised and expired share-based awards.

Other undenominated capital
Other undenominated capital comprises the nominal value of shares repurchased and cancelled by the Company and transferred from share capital to other undenominated capital as required under Irish Company Law. During the year ended 31 December 2022, 420,530 ordinary shares were repurchased and cancelled by the Group (31 December 2021: Nil).

Other reserves
The Group has recognised a non-distributable reserve of $5.3 million in accordance with agreements made between the Group and Enterprise Ireland, an Irish government agency. The requirement for these non-distributable reserves will expire between the period 2022 and 2025. In 2005 the Group also recognised a capital contribution of $6.1 million being the fair value of outstanding ordinary shares transferred to Mr Peter Gray, formerly Vice Chair of the Board of Directors and formerly Chief Executive Officer, by founding Directors, Dr. John Climax and Dr. Ronan Lambe.

During the year ended 31 December 2022, the Group entered into two interest rate cap agreements and an interest rate swap agreement to limit its exposure to changes in the variable interest rate on its Senior Secured Credit Facilities. The interest rate caps and swap are accounted for as cash flow hedges and were considered effective hedges on application of the provisions of IFRS 9. The effective portion of the hedges for the year ended 31 December 2022 is recorded as a movement of $3.7 million within Other Reserves.

Currency reserve
The currency reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign currency denominated operations of the Group since 1 June 2004, the date of transition to IFRS. As at 31 December 2022, this amounted to a cumulative loss of $175.1 million (2021: loss of $86.6 million).

Share premium
Share premium is the difference between the nominal value of shares and the value of consideration for shares issued.

Merger reserve
On 1 July 2021, the Company completed the Acquisition of PRA by means of a merger whereby Indigo Merger Sub, Inc., a Delaware corporation and subsidiary of the Company, merged with and into PRA, the parent of the PRA Health Sciences Group. Upon completion of the Merger, pursuant to the terms of the Merger Agreement, PRA became a wholly owned subsidiary of the Company. The transaction resulted in the issuance of 27,372,427 shares to the former stockholders of

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2022

25.    Capital and reserves (continued)

PRA. The Company issued these shares at the prevailing market price and recognised the premium of $5,656.2 million on issuance of these shares as a merger reserve as required under Irish Company Law.

Retained earnings
In addition to the profit for the financial year the Group has also recognised the re-measurement of the defined benefit pension scheme in this reserve. In 2022, the Group recognised a re-measurement gain on the defined benefit pension scheme of $13.3 million (31 December 2021: a re-measurement gain of $4.2 million). In 2022, the Group recognised share issue costs of $0.0 million in this reserve (2021: $0.9 million). The Group has recognised a credit of $71.7 million (2021: credit of $162 million) in respect of exercised and expired share-based awards that have been transferred from the share-based payment reserve.

A resolution was passed at the Company’s Annual General Meeting (“AGM”) on July 22, 2016, which authorized the Directors to purchase (buyback) up to 10% of the outstanding shares in the Company. This authorization was renewed at the Company's AGM on each of July 25, 2017, July 24, 2018, July 23, 2019, July 21, 2020, July 20, 2021 and July 26, 2022. On 18 February 2022, the Company commenced a further share buyback programme.During the year ended 31 December 2022, 420,530 ordinary shares were redeemed by the Company for total consideration of $100.0 million

26.    Financial instruments
The Board of Directors have overall responsibility for the establishment and oversight of the Group’s risk management framework. The Group is exposed to various financial risks in the normal course of its business. The principle financial risks to which it is exposed include credit risks related to the creditworthiness of its customers and counterparties, with which it invests surplus cash funds, liquidity risk associated with the availability of sufficient financial resources to meet liabilities as they fall due, foreign currency risks, including both translation and transaction risk, and interest rate risk.

The Group’s risk management policies are established to identify and analyse the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The Group, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations. The Audit Committee of the Board oversees how management monitors compliance with the Group’s risk management policies and procedures and reviews the adequacy of the risk management framework in relation to the risks faced by the Group.
Credit risk
Credit risk arises from cash and cash equivalents, contractual cash flows of debt investments carried at fair value through other comprehensive income and at fair value through profit or loss, favourable derivative financial instruments and deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding accounts receivable, unbilled receivables and other receivables.
Credit risk is managed on a group basis. For banks and financial institutions, independently rated parties with a minimum rating of BBB+ for overnight maturities and a minimum of A- for any bank deposits greater than overnight and up to three months.
Current asset investments (recorded at fair value through other comprehensive income) comprise investments with maturities of greater than three months. The minimum ratings required for investment are as follows: bank deposits (A-), money market funds (AAA), liquidity funds (AAA) and fixed rate corporate bonds or floating rate notes (A- non-financial, AA- financial).
The Group’s exposure to credit risk arises predominately in respect of the credit risk assessment of customers. Customer credit risk is managed through application of credit procedures, in particular through risk assessment of new customers, through assessment of credit quality, taking into account its financial position, past experience and other factors. The compliance with credit terms is regularly monitored by line management.
Contract terms may range from several weeks to several years depending on the nature of the work to be performed. Contracts are generally fixed price or unit based. In most cases, a portion of the contract fee is paid at the time the study or trial is started. The balance of the contract fee is generally billable in instalments over the study or trial duration and may be based on the delivery of certain performance targets or "milestones" or based on units delivered, or on a fixed monthly payment schedule such as patient enrolment or database delivery.
Where customers request changes in the scope of a trial or in the services to be provided, a change order or amendment is issued which may result either in an increase or decrease in the contract value.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2022

26.    Financial instruments (continued)
The Group also contracts on a "fee-for-service" or "time and materials" basis.
During the course of a study, the Group will generally incur reimbursable expenses. Reimbursable expenses are typically estimated and budgeted within the contract and are generally invoiced on a monthly basis based on actual expenses incurred. Reimbursable expenses include payments to investigators, travel and accommodation costs and various other expenses incurred over the course of the clinical trial which are fully reimbursable by the client.
Most of the Group’s contracts are terminable immediately by the customer with justifiable cause or with 30 to 90 days' notice without cause. In the event of termination, the Group is usually entitled to all sums owed for work performed through the notice of termination and certain costs associated with termination of the study. Termination or delay in the performance of a contract occurs for various reasons, including, but not limited to, unexpected or undesired results, production problems resulting in shortages of the drug, adverse patient reactions to the drug, the client's decision to de-emphasise a particular trial, inadequate patient enrolment or investigator recruitment.
The Group’s top five customers accounted for approximately 28.3% and 31.6% of revenue during the years ended 31 December 2022 and 31 December 2021 respectively. During the year ended 31 December 2022, 8.8%of the Group’s revenues were derived from its top customer (2021: 8.0%). The addition of new customer accounts, particularly large and mid-tier pharma customers and biotech customers have resulted in a reduction in this concentration of revenues from our top five customers.
The maximum exposure of credit risk pertaining to customers is the carrying value of accounts receivable and unbilled revenue balances. The gross value of accounts receivable and unbilled revenue balances, by geographic region, at 31 December 2022 was as follows:

	Accounts Receivable		Unbilled Revenue
	31 December 2022	31 December 2021	31 December 2022	31 December 2021
	$’000	$’000	$’000	$’000

Europe	1,024,777	684,600	380,932	315,538
United States	690,465	619,071	468,304	244,800
Rest of World	36,708	46,180	108,419	62,783
Gross balance	1,751,950	1,349,851	957,655	623,121
Allowance for for credit losses	(20,562)	(7,013)	—	—

Total, net of allowance for credit losses	1,731,388	1,342,838	957,655	623,121

The Group has four types of financial assets that are subject to the expected credit loss model:
•trade receivables (billed amounts) for services provided to customers
•unbilled receivables (contract assets) for services provided to customers
•other receivables
•cash and cash equivalents

Trade receivables, contract assets and other receivables
The Group applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables and contract assets.

To measure the expected credit losses, trade receivables and contract assets have been grouped based on shared credit risk characteristics and the days past due. The contract assets relate to unbilled work in progress and have substantially the same risk characteristics as the trade receivables for the same types of contracts. The Group has therefore concluded that the expected loss rates for trade receivables are a reasonable approximation for the loss rates for the contract assets.

The expected loss rates are based on the payment profiles of revenue over a period of 36 months before 31 December 2022. The historical loss rates are adjusted to reflect current and forward-looking information on macroeconomic factors affecting the ability of the customers to settle receivables. The group has identified the GDP and the unemployment rate of the countries in which it sells its services to be the most relevant factors, and accordingly adjusts the historical loss rates based on expected changes in these factors. See note 16 - Accounts receivable, unbilled services (contract assets) and

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2022

26.    Financial instruments (continued)
unearned revenue (contract liabilities) for assessment of the allowance for credit losses for both trade receivables and contract assets.

Trade receivables, other receivables and contract assets are written off when there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include, amongst others, the failure of a debtor to engage in a repayment plan with the group, and a failure to make contractual payments for a period of greater than 120 days past due. Impairment losses on trade receivables, other receivables and contract assets are presented as net impairment losses within operating profit. Subsequent recoveries of amounts previously written off are credited against the same line item.

Liquid and capital resources
The Group’s liquid and capital resources at 31 December 2022 were as follows:

	31 December 2022	31 December 2021
	$’000	$’000

Current asset investments (note 18)	1,713	1,712
Cash and cash equivalents (note 19)	288,768	752,213

Total liquid resources	290,481	753,925

Shareholders’ equity	8,569,982	8,175,698

The principal operating cash requirements of the Group include payment of salaries, office rents, travel expenditures and payments to investigators. Other cash requirements include capital expenditures for facilities and information system enhancements and cash required to fund acquisitions and other growth opportunities. The CRO industry is generally not capital intensive. The Group primarily finances its operations and growth through cash flows from operations, together with amounts drawn under negotiated facilities as required.

The Group’s primary objectives in managing its liquid and capital resources are as follows:

•to maintain adequate resources to fund its continued operations,
•to ensure availability of sufficient resources to sustain future development and growth of the business,
•to maintain sufficient resources to mitigate risks and unforeseen events which may arise.

The Group manages risks associated with liquid and capital resources through ongoing monitoring of actual and forecast cash balances and by reviewing the existing and future cash requirements of the business. It ensures that sufficient headroom is available under the Group’s existing negotiated facilities and negotiates additional facilities as required. Details of the Group’s negotiated facilities are set out in note 23 Bank credit lines and loan facilities.

In conjunction with the completion of the Merger Agreement, on 1 July 2021, ICON entered into a credit agreement providing for a senior secured term loan facility of $5,515 million and a senior secured revolving loan facility in an initial aggregate principal amount of $300 million (the "Senior Secured Credit Facilities"). The proceeds of the senior secured term loan facility were used to repay the outstanding amount of (i) PRA’s existing credit facilities and (ii) the Company's private placement notes outstanding and fund, in part, the Merger. The senior secured term loan facility will mature in July 2028 and the revolving loan facility will mature in July 2026. On the 29th of November 2022, the Company agreed with its lenders to the early adoption of Term SOFR as the reference rate within the Credit Agreement ahead of the June 2023 USD LIBOR cessation date. LIBOR is no longer an applicable reference rate available to the Company under the terms of the Credit Agreement.

In addition to the Senior Secured Credit Facilities, on 1 July 2021, the Company issued $500.0 million in aggregate principal amount of 2.875% senior secured notes due July 2026 (the “Senior Secured Notes”) in a private offering ("the Offering”). The Senior Secured Notes will mature on 15 July 2026. The Issuer will pay interest on the Senior Secured Notes on January 15 and July 15 of each year. Interest on the Senior Secured Notes will accrue at a rate of 2.875% per annum.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2022

26.    Financial instruments (continued)
The following table sets out details of the maturity of the Group’s financial liabilities into the relevant maturity groupings based on the remaining period from the financial year end date to contractual maturity date:

Year ended 31 December 2022

	Carrying amount	Contractual cash flows	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
	$’000	$’000	$’000	$’000	$’000	$’000	$’000

Bank credit lines and loan facilities	(4,654,187)	(4,701,213)	(27,575)	(27,575)	(55,150)	(665,450)	(3,925,463)
Interest on bank credit lines and loan facilities	(8,334)	(1,677,091)	(156,733)	(158,214)	(311,799)	(887,590)	(162,755)
Non-current lease liabilities	(131,644)	(142,189)	—	—	(34,400)	(62,724)	(45,065)
Non-current other liabilities*	(23,604)	(23,604)					(23,604)
Accounts payable	(81,194)	(81,194)	(81,194)	—	—	—	—
Accrued and other liabilities*	(991,137)	(991,137)	(969,309)	(21,828)	0	0	0

	(5,890,100)	(7,616,428)	(1,234,811)	(207,617)	(401,349)	(1,615,764)	(4,156,887)

Year ended 31 December 2021

	Carrying amount	Contractual cash flows	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
	$’000	$’000	$’000	$’000	$’000	$’000	$’000

Senior Notes	(5,436,312)	(5,501,213)	(27,575)	(27,575)	(55,150)	(665,450)	(4,725,463)
Interest on Senior Notes	(8,438)	(950,267)	(76,238)	(76,996)	(151,696)	(439,049)	(206,288)
Non-current lease liabilities	(161,096)	(175,699)	—	—	(44,591)	(67,433)	(63,675)
Non-current other liabilities*	(18,226)	(18,226)	(41)	(39)	(58)	—	(18,088)
Accounts payable	(90,764)	(90,764)	(90,764)	—	—	—	—
Accrued and other liabilities*	(938,020)	(938,020)	(913,045)	(24,975)	—	—	—

	(6,652,856)	(7,674,189)	(1,107,663)	(129,585)	(251,495)	(1,171,932)	(5,013,514)
*Non-current other liabilities above excludes retirement plan net benefit obligation (2022: $13 million and 2021: $16.2 million) and deferred government grants (2022: $1.1 million and 2021: $0.7 million). Accrued and other liabilities excludes interest on senior notes presented separately above and deferred government grants (2022: $42,000 and 2021: $45,000).

Foreign currency risk
The Group is subject to a number of foreign currency risks given the global nature of its operations. The principal foreign currency risks to which the business is subject includes both foreign currency translation risk and foreign currency transaction risk. Although domiciled in Ireland, the Group presents its results in U.S. dollars. As a consequence, the results of non-U.S. based operations, when translated into U.S. dollars, could be affected by fluctuations in exchange rates between the U.S. dollar and the currencies of those operations.
The Group is also subject to foreign currency transaction exposures as the currency in which contracts are priced can be different from the currencies in which costs relating to those contracts are incurred. The Group’s operations in the United States are not materially exposed to such currency differences as the majority of revenues and costs are in U.S. dollars. However, outside the United States the multinational nature of the Group’s activities means that contracts are usually priced in a single currency, most often U.S. dollars, Euros or pounds Sterling, while costs arise in a number of currencies, depending on, among other things, which of the Group’s offices provide staff for the contract and the location of investigator sites.

Although many such contracts benefit from some degree of natural hedging due to the matching of contract revenues and costs in the same currency, where costs are incurred in currencies other than those in which contracts are priced, fluctuations in the relative value of those currencies could have a material effect on the results of the Group’s operations. The Group regularly reviews its foreign currency exposures and usually negotiates currency fluctuation clauses in its contracts which allow for price negotiation if certain exchange rate triggers occur.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2022

26.    Financial instruments (continued)
The following significant exchange rates applied during the year:

	Average Rate		Closing Rate
	2022	2021	2022	2021

Euro 1:$	1.0512	1.1886	1.0705	1.1370

Pound Sterling 1:$	1.2347	1.3788	1.2083	1.3532

A simultaneous ten percent strengthening or weakening of the US Dollar, Euro and Sterling against all other currencies (which remained constant) would have increased or decreased profit by $37.2 million, $19.6 million and $22.1 million respectively (31 December 2021: $27.3 million, $23.1 million and $5.9 million respectively) as a consequence of the retranslation of foreign currency denominated financial assets and liabilities at those dates. This change in profit is excluding the effect of foreign currency denominated long term loans.

Interest rate risk

The Group is exposed to interest rate risk in respect of our cash and cash equivalents and available for sale investments. Our treasury function actively manages our available cash resources and invests significant cash balances to ensure optimum returns for the Company. Financial instruments are classified either as cash and cash equivalents or available for sale investments depending upon the maturity of the related investment. Funds may be invested in the form of floating rate notes and medium term minimum “A-” rated corporate securities. We may be subject to interest rate risk in respect of interest rate changes on amounts invested. Interest rate risk is managed by monitoring the composition of the Company’s investment portfolio on an ongoing basis having regard to current market interest rates and future trends.

In conjunction with the completion of the Merger, on July 1, 2021, ICON entered into a credit agreement providing for a senior secured term loan facility of $5,515 million and a senior secured revolving loan facility in an initial aggregate principal amount of $300 million (the "Senior Secured Credit Facilities"). The proceeds of the senior secured term loan facility were used to repay the outstanding amount of (i) PRA’s existing credit facilities and (ii) the Company's private placement notes outstanding and fund, in part, the Merger. The senior secured term loan facility will mature in July 2028 and the revolving loan facility will mature in July 2026. The credit agreement governing the Senior Secured Credit Facilities provides that borrowings denominated in U.S. Dollars will bear interest based on the London Interbank Offered Rate ("LIBOR") or other base rate (as elected by the borrower), plus an applicable margin. On November 29, 2022, the Company agreed with its lenders to the adoption of the Secured Overnight Financing Rate ("SOFR") as the benchmark rate within the Senior Secured Credit Facilities, thus LIBOR is no longer the benchmark rate available to the Company under the terms of the Senior Secured Credit Facilities.

As at the 31 December 2022 the outstanding principal amount of the Senior Secured Term Loan Facility was $4,201 million. The applicable interest rate for the next quarterly interest period is expected to be 7.092%, Borrowings under the Senior Secured Term Loan facility amortise in equal quarterly instalments in an amount equal to 1.00% per annum of the principal amount, with the remaining balance due at final maturity. The interest rate margin applicable to borrowings under the senior secured term loan facility is USD Term SOFR and a Term SOFR Adjustment depending on the interest period chosen plus an applicable margin of 2.25%. The Senior Secured Term Loan Facility is subject to a floor of 0.50%.

In addition to the Senior Secured Facilities, on 1 July 2021, the Company issued $500 million in aggregate principal senior notes due in 2026 in a private (“the Offering“). The Senior Secured Notes will mature in July 2026 and pay a fixed semi annual coupon to investors of 2.875% per annum. This debt is not subject to movements in interest rate conditions.

We regularly evaluate our debt arrangements, as well as market conditions, and we will explore the opportunity to modify our existing arrangements or pursue additional financing arrangements that may result in the issuance of new debt securities by us or our affiliates.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2022

26.    Financial instruments (continued)
The sensitivity analysis below represents the hypothetical change in the interest income and interest expense of a 1% movement in market interest rates.

	Interest Income		Interest Expense
	2022	2021	2022		2021
	$’000	$’000	$’000		$’000

As reported	2,345	574	229,731		182,423

1% Increase	8,322	9,772	277,546	*	206,398

1% Decrease	1	1	181,982	*	150,178
*8% of the interest costs fixed due to high yield bond issuance. $20.5 million financing fees have been allocated to interest cost which are not impacted by a change in interest rate.

Derivatives

The Company has entered into interest rate cap and swap agreements for purposes of managing its exposure to interest rate fluctuations. These financial derivative agreements are designated as Cash Flow Hedges.

On November 29, 2022, the Company entered into two interest rate cap agreements ("2022 Caps") with an initial total notional value of $2,101 million to limit its exposure to changes in the variable interest rate on its Senior Secured Credit Facilities. Interest on the 2022 Caps began accruing on December 30, 2022 and the interest rate cap expires on December 31, 2024. The Company pays a fixed rate of 0.42% and receives a variable rate equal to the amount that the three-month SOFR rate exceeds 4.75%.

On November 29, 2022, the Company entered into an interest rate swap agreement ("2022 Swap") with an initial notional value of $1,101 million to limit its exposure to changes in the variable interest rate on its Senior Secured Credit Facilities. Interest on the 2022 Swaps begins accruing on December 31, 2024 and the interest rate swap expires on December 31, 2026. The Company will pay a fixed rate of 3.4% and receive a variable rate of interest equal to the three-month SOFR on the 2022 Swap.

The critical terms of the caps and swap are substantially the same as the underlying borrowings. The interest rate caps and swap are accounted for as cash flow hedges as these transactions were executed to hedge the Company's interest payments and for accounting purposes are considered highly effective. As such, the effective portion of the hedges is recorded as unrealized gains (losses) on derivatives in Accumulated Other Comprehensive Income.

The fair value of these cash flow hedges represents the present value of the anticipated net payments the Company will make to the counterparty, which, when they occur, are reflected as interest expense on the consolidate statement of income.

The fair value of the Company’s derivative financial instruments, on a gross basis, and the line items on the accompanying consolidate balance sheets to which they were recorded are summarised in the following table:

		December 31, 2022
		Asset	Liability	Notional
		(in thousands)
Derivatives designated as hedging instruments:

Interest Rate Caps	Other Assets and Liabilities	$12	$3,363	2,100,606
Interest Rate Swap	Other Assets and Liabilities	$—	$307	1,100,606

Total derivatives designated as hedging instruments		$12	$3,670	3,201,213

During 2023, the Company estimates that an additional $3.3 million will be reflected as interest expense in the consolidated statements. At December 31, 2021 the fair value of the Company's derivative financial instruments was $nil as the Company

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2022

26.    Financial instruments (continued)
had no outstanding derivative financial instruments. The Company recognized $0.1 million of gain within OCI and reclassified $0.1 million of gain from OCI to the income statement for the year end December 31, 2022.

Fair values

Certain financial instruments are measured in the Statement of Financial Position at fair value using a fair value hierarchy of valuation inputs. The hierarchy prioritises the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market. Each fair value measurement is reported in one of three levels, which is determined by the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

Level 1:	Inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

Level 2:	Inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3:	Inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability.
The fair value of financial assets together with the carrying amounts shown in the Statement of Financial Position is as follows:

	31 December 2022	31 December 2022	31 December 2022	31 December 2022	31 December 2021	31 December 2021	31 December 2021	31 December 2021
	Carrying Amount	Fair Value Level 1	Fair Value Level 2	Fair Value Level 3	Carrying Amount	Fair Value Level 1	Fair Value Level 2	Fair Value Level 3
	$’000	$’000	$’000	$'000	$’000	$’000	$’000	$’000
Financial assets measured at fair value
Financial assets at fair value through other comprehensive income	1,713	1,713	—	—	1,712	1,712	—	—
Financial assets at fair value through profit and loss	32,631	—	—	32,631	22,592	—	—	22,592
Derivative instruments at fair value through other comprehensive income	(3.658)	—	(3.658)	—	—	—	—	—
	30,686	1,713	(3.658)	32,631	24,304	1,712	0	22,592

The carrying values of accounts receivable (less provision for loss), unbilled revenue (contract assets), other current assets, cash and cash equivalents and other non-current assets are carried at amortised cost and assumed to be approximate to their fair values due to the short-term nature of these balances. As such their fair values have not been disclosed.

Current asset investments carried at fair value result in gains or losses being recognised in the Consolidated Statement of Comprehensive Income. The fair value of current asset investments is their market price at the financial year end date. They are measured on the basis of Level 1 inputs.

Long-term financial assets carried at fair value result in gains or losses being recognised in the Consolidated Statement of Comprehensive Income. The fair value of long-term financial assets meet the definition of equity securities without readily determinable fair values.

The carrying values of accounts payable, accrued and other liabilities and provisions (excluding contingent consideration) and other non-current liabilities are carried at amortised cost and assumed to be approximate to their fair values.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2022

26.    Financial instruments (continued)
Each category of asset and liability has remained within the same level of hierarchy as the prior year as there has been no change in the extent to which the inputs used in measuring fair value are or are not observable within the market.

The following table shows reconciliation from the opening balances to the closing balances for Level 3 fair values:

	Long-term financial assets	Long-term financial assets
	2022	2021
	$’000	$’000

Opening balance	22,592	15,765
Additions/(payments) made during the year	5,612	3,577
Credit to the Statement of Profit and Loss	4,427	3,250

Closing balance	32,631	22,592

The Group is also subject to call and put option arrangements relating to the 51% majority share capital in the equity method investment, Oncacare, currently owned by a third-party. The majority investor has the right to sell the 51% majority voting share capital exclusively to the Company in a two and half year period, commencing 1 January 2023 and ICON also has the right to acquire the 51% majority voting share capital from 1 August 2025. These option arrangements are considered level 3 financial instruments due to it being necessary to use unobservable inputs in their valuation. The strike price of the options was written to closely approximate fair value.

There have been no transfers between level 1/2 financial instruments and level 3 financial instruments during the current or prior financial year.

The following table shows the valuation techniques used in measuring Level 3 fair values, as well as significant unobservable inputs used:

Type	Valuation Technique	Significant Unobservable Inputs	Inter-relationship between significant unobservable inputs and fair value measurement
Long-term financial assets	The valuation model is based on the NAV of the fund as prepared by an independent appraiser to prepare a fair value assessment of investment assets each year.	The interest on the fund are not traded on an exchange, or data is not published in respect of the funds.	The valuation is based on the NAV of the fund as prepared by an independent appraiser.
Call and put option arrangements over 51% majority share ownership in Oncacare is a derivative financial instrument	The valuation model is based on the financial benefit/obligation of the Group possessing the option to acquire, or being faced with the option to purchase, the shares compared to acquiring the shares at the market rate.	The strike price of the options are based on an earnings multiple which is a significant unobservable input to the fair value calculation.	If the earnings multiple became less than the market rate then the fair value of the call option asset would increase and the fair value of put option liability would decrease.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2022

27.    Leases
Right-of-use assets
The Group has recorded the following for right-of-use assets:

	Premises	Equipment	Motor vehicles	Total
	$'000	$'000	$'000	$'000
Depreciation charge for 2022	42,847	207	2,161	45,215
Right-of-use assets at 31 December 2022	137,519	1,194	12,486	151,199
Depreciation charge for 2021	41,367	1,099	2,781	45,247
Right-of-use assets at 31 December 2021	184,427	1,665	11,624	197,716
Additions to right-of-use assets during 2022, net of early termination options now reasonably certain to be exercised, were $28.7 million (2021: $10.2 million).
The weighted average remaining lease term at 31 December 2022 was 6.90 years (2021: 6.91 years).
During the year ended 31 December 2022, as a result of office consolidations, certain ROU assets have been impaired to the extent they are considered onerous and an impairment loss of $24.5 million was recorded (2021: $15.6 million). See note 8 Exceptional items.
Lease liabilities
Lease liabilities of $43.7 million have been included in accrued and other liabilities as at 31 December 2022 (2021: $49.8 million).
Total lease payments for the year ended 31 December 2022 were $54.6 million (2021: $54.9 million).
Future minimum lease payments under non-cancelable leases as of 31 December 2022 were as follows:

31 December
2022
$'000

2023	47,479
2024	34,400
2025	25,045
2026	20,430
2027	17,249
Thereafter	45,065
Total future minimum lease payments	189,668
Lease imputed interest	(14,367)
Total	175,301

Amounts recognised in profit or loss
The following amounts were recognised in profit and loss:

	31 December	31 December
	2022	2021
	$'000	$'000
Depreciation of right-of-use assets	45,215	45,247
Interest on lease liabilities	4,470	4,113

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2022

27.    Leases (continued)
Of the total cost of $49.7 million incurred in the year ended 31 December 2022, $41.6 million is recorded within other operating expenses, $3.6 million is recorded within direct costs and $4.5 million is recorded within financing expense. During 2022, the Group had income from sub-leases of $1.2 million.
Of the total cost of $49.4 million incurred in the year ended 31 December 2021, $43.3 million is recorded within other operating expenses, $2.0 million is recorded within direct costs and $4.1 million is recorded within financing expense. During 2021, the Group had income from sub-leases of $1.3 million.
During the year ended 31 December 2022 and the year ended 31 December 2021, the Group did not incur any costs related to variable lease payments or short-term leases.

28.        Commitments and contingencies

a)    Capital commitments

The following capital commitments for the purchase of property, plant, equipment and computer software were authorised by the Group at 31 December 2022 and 31 December 2021:

	31 December 2022	31 December 2021
	$’000	$’000

Contracted for	86,478	70,510

Total	86,478	70,510

(b)    Guarantees

Where the Group enters into financial guarantee contracts to guarantee the indebtedness of other companies within the Group, the Group considers these to be insurance arrangements and accounts for them as such. The Group treats the guarantee contract as a contingent liability until such time as it becomes probable that the Group will be required to make a payment under that guarantee. As set out in note 23 Bank credit lines and loan facilities, the Senior Secured Credit Facilities are guaranteed by ICON plc.

The Company has guaranteed all of the commitments and liabilities referred to in Section 357(1) (b) of the Companies Act in respect of the whole of the financial year ending 31 December 2022 for the subsidiary companies listed below. These subsidiaries are availing of the exemption under Section 357 of the Companies Act not to file statutory financial statements.

•ICON Clinical Research Limited
•DOCS Resourcing Limited
•ICON Holdings Unlimited Company
•ICON Clinical Research Property Holdings (Ireland) Limited
•ICON Clinical Research Property Development (Ireland) Limited
•ICON Holdings Clinical Research International Limited
•ICON Clinical International Unlimited Company
•ICON Investments Four Unlimited Company
•ICON Investments Five Unlimited Company
•Accellacare Limited
•ICON Global Treasury Unlimited Company
•ICON Clinical Global Holdings Unlimited Company
•ICON Operational Financing Unlimited Company
•ICON Operational Holdings Unlimited Company
•PRA Clinical Limited
•Research Pharmaceutical Services (Outsourcing Ireland) Limited
•ICON Clinical Research Holdings (Ireland) Unlimited Company

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2022

28.    Commitments and contingencies (continued)
(c)    Contractual obligations

The following represents Group contractual obligations and commercial commitments as at 31 December 2022:

	Payments due by period
	Total	Less than 1 year	1 to 5 years	More than 5 years
	$’000	$’000	$’000	$’000

Capital commitments	86,478	86,478	—	—
Total contractual obligations	86,478	86,478	—	—

The Group expects to spend approximately $200 million in the next 12 months on further investments in information technology. The Group believes that it will be able to fund additional foreseeable cash needs for the next twelve months from cash flow from operations and existing cash balances. In the future, the Group may consider acquiring businesses to enhance service offerings and global presence. Any such acquisitions may require additional external financing and the Group may, from time to time, seek to obtain funds from public or private issues of equity or debt securities. There can be no assurance that such financing will be available on terms acceptable to the Group.

The Company entered into subscription agreements with a number of funds (see note 18 Financial asset investments). Capital totalling $20.6 million had been advanced under the terms of the subscription agreements at 31 December 2022 (2021: $16.9 million). The Company had committed to future investments of $23.3 million in respect of these funds. The timing of the commitment is not specified in the subscription agreements.

29.    Litigation

The Group is not party to any litigation or legal proceedings that the Group believes could reasonably be expected to have a material adverse effect on the Group’s business, results of operations and financial position. However, from time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. Litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business.

30.    Related parties

(i)    Transactions with Directors and Executive Officers

The total compensation of the Directors and Executive Officers (key management remuneration) for the years ended 31 December 2022 and 2021 was as follows:

	Year ended 31 December 2022	Year ended 31 December 2021
	$’000	$’000

Salary and fees	3,078	3,079
Bonus	1,515	3,214
Other benefits	61	66
Pension contributions	195	197
Share-based payment expense	10,496	9,137

Total	15,345	15,693

Details of ordinary shares, share options, RSUs and PSUs held by the Directors and Executive Officers and details of transactions entered into by Directors and Key Executive Officers in shares and share options of the Company during the year ended 31 December 2022 are set out in note 9 Payroll and related benefits.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2022

30.    Related parties (continued)
(ii)    Other related party transactions

On 24 July 2020, a subsidiary of the Company, ICON Clinical Research Limited, entered into an agreement to jointly establish a new company, Oncacare, with a third-party. The Company has invested $4.9 million to obtain a 49% interest in the voting share capital of Oncacare. The Company provided corporate support services to Oncacare to the value of $451,000 during the year ended 31 December 2022. $715,000 was recorded as due from Oncacare at 31 December 2022. During the year ended 31 December 2021, the Company provided a loan of $10.0 million to Oncacare in order to fund the continued start up of the business' operations. The loan accrues annual interest at 1.6% and the loan is repayable on 30 June 2025. The Company has recorded losses of $3.1 million and $2.2 million representing its pro rata share of the losses in Oncacare during the year ended 31 December 2022 and December 31, 2021, respectively. The carrying value of the Company's investment in Oncacare was reduced by $2.3 million of pro rata losses. The remaining $0.8 million in pro rata losses served to reduce the carrying value of the Company's loan receivable from Oncacare from $10.0 million to $9.2 million. At 31 December 2022 accrued interest of $183,000 remained outstanding.

The majority investor in Oncacare has the right to sell the 51% majority voting share capital exclusively to the Company in a two and half year period, commencing 1 January 2023 and ICON also has the right to acquire the 51% majority voting share capital from 1 August 2025. On 20 April 2023 the Company acquired the remaining shares of Oncacare from KM Worldwide Business LTD for $5.1 million.

31.    Subsequent events

The Company has evaluated subsequent events from the Balance Sheet date through 25 April 2023, the date at which the consolidated financial statements were available to be issued.

On July 24 2020, a subsidiary of the Company, ICON Clinical Research Limited, entered into an agreement to jointly establish a new company, Oncacare Limited (Oncacare), a specialized oncology site network in the US and EMEA regions, with a third party. The Company has invested $4.9 million to obtain a 49% interest in the voting share capital of Oncacare. On 20 April 2023, the Company completed the purchase of the majority investor’s 51% majority voting share capital of Oncacare. The consideration paid by ICON to purchase the 51% majority voting share capital was $5.1 million. As a result of this transaction, Oncacare and its subsidiaries became wholly owned subsidiaries of the ICON Group.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2022

32.    Subsidiary undertakings
As at 31 December 2022 the Group had the following principal subsidiary undertakings:

Name	Registered Office*****	Nature of business	Proportion held by Group
ICON Clinical Research S.A.	Cecilia Grierson 255, Floor 6° City of Buenos Aires C1107CPE Argentina	Clinical research services	100%
ICON Clinical Research PTY Limited	Suite 201, Level 2, 2-4 Lyon Park Road, North Ryde, NSW 2113 Australia	Clinical research services	100%
Medpass International Pty Ltd	Level 2, Pier 8, Shop 9, 23 Hickson Road, Millers Point, NSW 2000 Australia	Clinical research services	100%
ICON Clinical Research Austria GmbH	Pyrkergasse 10/6 1190 Vienna Austria	Clinical research services	100%
DOCS International Belgium N.V.	E19 Business Park Battelsesteenweg 455D 2800 Mechelen, Belgium	Clinical research services	100%
ICON Pesquisas Clínicas LTDA.	Av. Ibirapuera 2332, Torre II 4º Andar, São Paulo, SP, Brazil, CEP 04028-003	Clinical research services	100%
ICON Clinical Research EOOD	2A, Saborna Str., 4th floor, Sofia – 1000, Republic of Bulgaria	Clinical research services	100%
ICON Clinical Research (Canada) Inc.	7405 Trans-Canada Highway, Suite 300 Saint-Laurent, Quebec, H4T 1Z2 Canada	Clinical research services	100%
Oxford Outcomes LTD.	19th Floor 885 West Georgia Street Vancouver BC V6C 3H4 Canada	Clinical research services	100%
ICON Life Sciences Canada Inc.	3455 North Service Road Unit #400 Burlington ON L7N 3G2 Canada	Clinical research services	100%
ICON Chile Limitada	Huerfanos 770 Piso 4 Oficina 402 Santiago Chile	Clinical research services	100%
CRS (Beijing) Clinical Research Co., Limited (in liquidation)***	Floor 3, Building 3, Hongda Industrial park, No. 8, Hongda North Road, Beijing Economic-Technological Development Area, Beijing	Clinical research services	100%

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2022

32. Subsidiary undertakings (continued)

Name	Registered Office*****	Nature of business	Proportion held by Group
ICON Clinical Research (Beijing No.2) Co., Ltd	Floor 2, Building 5, Hongda Industrial park, No. 8, Hongda North Road, Beijing Economic-Technological Development Area, Beijing	Clinical research services	100%
ICON Clinical Research (Beijing) Co., Ltd	Floor 1 Building No. 5, No. 8 Hongda North Road, Beijing Economic-Technologies Developement Zone, Beijing, China	Clinical research services	100%
Ispitivanja ICON d.o.o ICON Research Ltd.	Radnicka cesta 80, Zagreb, Croatia	Clinical research services	100%
ICON Clinical Research s.r.o.	V parku 2335/20, Praha 4 - Chodov, PSČ 148 00 Czech Republic	Clinical research services	100%
DOCS International Nordic Countries A/S	c/o BuusMark Advokater Sankt Ols Gade 4 4000 Roskilde Denmark	Clinical research services	100%
DOCS International Finland Oy	Mannerheimintie 12B, 00100 Helsinki Finland	Clinical research services	100%
ICON Clinical Research S.A.R.L.	55 Avenue des Champs Pierreux Immeuble le Capitole 92000 Nanterre France	Clinical research services	100%
Mapi Research Trust**	27 rue de la Villette, 69003 Lyon, France	Clinical research services	100%
Averion Europe GmbH	Konrad-Zuse-Platz 11 81829 München Germany	Clinical research services	100%
ICON Clinical Research Germany GmbH	Heinrich-Hertz-Straße 26 63225 Langen Hessen Germany	Clinical research services	100%
ICON Clinical Research GmbH	Heinrich-Hertz-Straße 26 63225 Langen Hessen Germany	Clinical research services	100%
ICON Clinical Research Hong Kong Limited	Unit 4333 & 4335C, 43/F AIA Tower 183 Electric Road North Point Hong Kong	Clinical research services	100%
ICON Klinikai Kutató Korlátolt Felelősségű Társaság (ICON Clinical Research Limited Liability Company)	Szepvolgyi ut 39 HU-1037 Budapest Hungary	Clinical research services	100%

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2022

32. Subsidiary undertakings (continued)

Name	Registered Office*****	Nature of business	Proportion held by Group
ICON Clinical Research India Private Limited	CHENNAI ONE IT PARK ITE/ITES SEZ North Block Block B, 4th Floor, Thoraipakkam Chennai Tamil Nadu-TN 600097 India	Clinical research services	100%
Accellacare Limited	South County Business Park, Leopardstown, Dublin 18 Republic of Ireland	Clinical research services	100%
DOCS Resourcing Limited	South County Business Park, Leopardstown, Dublin 18 Republic of Ireland	Clinical research services	100%
ICON (LR) Limited	South County Business Park, Leopardstown, Dublin 18 Ireland	Clinical research services	100%
ICON Clinical Global Holdings Unlimited Company	South County Business Park, Leopardstown, Dublin 18 Ireland	Investment holding company	100%
ICON Clinical International Unlimited Company	South County Business Park, Leopardstown, Dublin 18 Republic of Ireland	Clinical research services	100%
ICON Clinical Research Limited	South County Business Park, Leopardstown, Dublin 18 Ireland	Clinical research services	100%
ICON Clinical Research Property Development (Ireland) Limited	South County Business Park, Leopardstown, Dublin 18 Republic of Ireland	Property management company	100%
ICON Clinical Research Property Holdings (Ireland) Limited	South County Business Park, Leopardstown, Dublin 18 Republic of Ireland	Property management company	100%*
ICON Holdings Clinical Research International Limited	South County Business Park, Leopardstown, Dublin 18 Republic of Ireland	Investment holding company	100%
ICON Holdings Unlimited Company	South County Business Park, Leopardstown, Dublin 18 Republic of Ireland	Investment holding company	100%
ICON Investments Five Unlimited Company	South County Business Park, Leopardstown, Dublin 18 Ireland	Investment holding and financing company	100%*
ICON Investments Four Unlimited Company	South County Business Park, Leopardstown, Dublin 18 Republic of Ireland	Investment holding and financing company	100%
ICON Operational Financing Unlimited Company	South County Business Park, Leopardstown, Dublin 18 Ireland	Investment holding and financing company	100%

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2022

32. Subsidiary undertakings (continued)

Name	Registered Office*****	Nature of business	Proportion held by Group
ICON Operational Holdings Unlimited Company	South County Business Park, Leopardstown, Dublin 18 Ireland	Investment holding company	100%
ICON Global Treasury Unlimited Company	South County Business Park, Leopardstown, Dublin 18, Ireland	Investment holding and financing company	100%
ICON Clinical Research Israel LTD.	Building E, 13th Floor 4 Haharash Street Hod Hasharon 4524402 Israel	Clinical research services	100%
ICON Japan K.K.	4-3-9 Toranomon, Minato-ku, Tokyo, Japan	Clinical research services	100%*
ICON Investments Limited	22 Grenville Street St Helier JE4 8PX Jersey	Investment holding company	100%*
ICON Clinical Research Korea Yuhan Hoesa/ ICON Clinical Research Korea Ltd.	142 Taeheran-ro Gangnam-gu, 18th Floor (Yeoksam-dong, Capital Tower) Seoul Republic of Korea	Clinical research services	100%
Mapi Korea Yuhan Hoesa/ Mapi Korea LLC (In Voluntary Liquidation)	16th Floor 396 Seocho-daero Seocho-gu Seoul 06619 Republic of Korea	Clinical research services	100%
ICON Luxembourg S.à r.l.	61, rue de Rollingergrund L-2440 Luxembourg	Clinical research services	100%
ICON CRO Malaysia SDN. BHD.	Level 11 1 Sentral Jalan Rakyat Kuala Lumpur Sentral 50470 Kuala Lumpur Malaysia	Clinical research services	100%
ICON Clinical Research México, S.A. de C.V.	Av. Barranca del Muerto 329 3rd Floor Col. San Jose Insugentes 03900 Mexico D.F.	Clinical research services	100%
DOCS International B.V.	Boeing Avenue 62-68 1119PE Schiphol-Rijk The Netherlands	Clinical research services	100%
ICON Clinical Research (New Zealand) Limited	Plaza Level, 41 Shortland Street, Auckland, New Zealand 1010	Clinical research services	100%
ICON Clinical Research Perú S.A.	Av. Paseo de la República 5895 Oficina 606 Miraflores Lima 18 Perú	Clinical research services	100%
ICON Clinical Research Services Philippines, Inc.	24th Floor Salcedo Towers, 169 H.V. Dela Costa Street, Salcedo Village, Makati City, Philippines 1227	Clinical research services	100%
DOCS International Poland Sp. z o.o.****	Ul. Grojecka 5 02-019 Warszawa Polska	Clinical research services	100%

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2022

32. Subsidiary undertakings (continued)

Name	Registered Office*****	Nature of business	Proportion held by Group
Symphony Clinical Research Sp zoo	ul. Potokowa 26 80-283 Gdansk Poland	Clinical research services	100%
ICON Clinical Research S.R.L.	8th Floor, 246c Caleca Floresca, Sector 1, Bucharest 14476 Romania	Clinical research services	100%
ICON Clinical Research (Rus) LLC	29 Serebryanicheskaya Embankment, Moscow, 109028, Russian Federation	Clinical research services	100%
ICON Clinical Research d.o.o. Beograd	4th Floor, Bulevar Zorana Djindjica 64a, 11070 Belgrade, Serbia	Clinical research services	100%
ICON Clinical Research (Pte) Limited	30 Loyang Way #02/12 Loyang Industrial Estate 508769 Singapore	Clinical research services	100%
Mapi Life Sciences Singapore Pte. Ltd.	30 Loyang Way #02/12 Loyang Industrial Estate 508769 Singapore	Clinical research services	100%
ICON Clinical Research Slovakia, s.r.o.	Karadžičova 2 Bratislava -mestskáčasťStaréMesto , Slovenská republika, 81109, Slovakia	Clinical research services	100%
Accellacare South Africa (PTY) LTD	Block 29 Second Floor The Highlands Estate The Woodlands Woodlands Drive Woodmead, Gauteng 2191 Johannesburg South Africa	Clinical research services	100%
ICON Clinical Research España, S.L.	Calle Josep Pla Numero 2, Torre Diagonal Mar Piso 11, Modulo 1 Barcelona Spain	Clinical research services	100%
Accellacare España S.L.	Calle Marques de Valdavia 103 Portal 5 28100 Alcobendas Madrid Spain	Clinical research services	100%
DOCS International Sweden AB	Kolonivagen 1 SE-226 60 Lund, Sweden	Clinical research services	100%
DOCS International Switzerland GmbH	c/o Experfina AG Picassoplatz 8 4052 Basel Switzerland	Clinical research services	100%
ICON Clinical Research (Switzerland) GmbH	c/o Experfina AG Picassoplatz 8 4052 Basel Switzerland	Clinical research services	100%

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2022

32. Subsidiary undertakings (continued)

Name	Registered Office*****	Nature of business	Proportion held by Group
ICON Clinical Research Taiwan Limited	6th Floor No. 2, Sec 5 Xinyi Road Xinyl District Taipei Taiwan	Clinical research services	100%
ICON Clinical Research (Thailand) Limited	1 Empire Tower, 24th Floor, Unit 2408, South Sathorn Road, Yannawa, Sathorn, Bangkok, 10120 Thailand	Clinical research services	100%
ICON Ankara Klinik Arastirma Dis Ticaret Anonim Sirketi	Söğütözü mah. Eskişehir Yolu Cad. 2176. SK No:9 Posta Kodu:06510 Çankaya Ankara Turkiye	Clinical research services	100%
DOCS Ukraine LLC	4th Floor, St. Poleva 24, Kiev, Ukraine, 03056	Clinical research services	100%
ICON Clinical Research LLC	4th Floor, St. Poleva 24, Kiev, Ukraine, 03056	Clinical research services	100%
Accellacare UK Limited	500 South Oak Way Green Park Reading RG2 6AD United Kingdom	Clinical research services	100%
Aptiv Solutions (UK) Ltd	500 South Oak Way Green Park Reading RG2 6AD United Kingdom	Clinical research services	100%
DOCS International UK Limited	500 South Oak Way Green Park Reading RG2 6AD United Kingdom	Clinical research services	100%
ICON (LR) Limited	500 South Oak Way Green Park Reading RG2 6AD United Kingdom	Clinical research services	100%
ICON Clinical Research (U.K.) Limited	500 South Oak Way Green Park Reading RG2 6AD United Kingdom	Clinical research services	100%
ICON Clinical Research (U.K.) No. 2 Limited	500 South Oak Way Green Park Reading RG2 6AD United Kingdom	Clinical research services	100%
ICON Clinical Research (U.K.) No. 3 Limited	500 South Oak Way Green Park Reading RG2 6AD United Kingdom	Clinical research services	100%
ICON Clinical Research (U.K.) No. 4 Limited	500 South Oak Way Green Park Reading RG2 6AD United Kingdom	Clinical research services	100%
ICON Clinical Research (U.K.) No. 5 Limited	500 South Oak Way Green Park Reading RG2 6AD United Kingdom	Clinical research services	100%

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2022

32. Subsidiary undertakings (continued)

Name	Registered Office*****	Nature of business	Proportion held by Group
ICON Development Solutions Limited	500 South Oak Way Green Park Reading RG2 6AD United Kingdom	Clinical research services	100%
ICON Investments (UK) Ltd	500 South Oak Way Green Park Reading RG2 6AD United Kingdom	Clinical research services	100%
Improving Treatments Limited	500 South Oak Way Green Park Reading RG2 6AD United Kingdom	Clinical research services	100%
Medeval Group Limited	500 South Oak Way Green Park Reading RG2 6AD United Kingdom	Clinical research services	100%
MeDiNova Lakeside Clinical Research Limited	500 South Oak Way Green Park Reading RG2 6AD United Kingdom	Clinical research services	100%
MeDiNova Merc (UK) Limited	500 South Oak Way Green Park Reading RG2 6AD United Kingdom	Clinical research services	100%
VSK (Kenilworth) Limited	500 South Oak Way Green Park Reading RG2 6AD United Kingdom	Clinical research services	100%
ICON Clinical Research (U.K.) No. 6 Limited	500 South Oak Way Green Park Reading RG2 6AD United Kingdom	Clinical research services	100%
CRN NORTH AMERICA, LLC DBA SYMPHONY CLINICAL STAFFING	3 Parkway North Suite 200 Deerfield, IL 60015 United States	Clinical research services	100%
ICON Clinical Research, LP	731 Arbor Way Suite 100 Blue Bell, PA United States, 19422	Clinical research services	100%
ICON Early Phase Services, LLC	8307 Gault Lane, San Antonio, TX 78209-1015 United States	Clinical research services	100%
Addplan, Inc.	731 Arbor Way Suite 100 Blue Bell, PA United States, 19422	Clinical research services	100%
Beacon Bioscience, Inc	731 Arbor Way Suite 100 Blue Bell, PA United States, 19422	Clinical research services	100%
C4 MedSolutions, LLC	731 Arbor Way Suite 100 Blue Bell, PA United States, 19422	Clinical research services	100%
CHC Group, LLC	731 Arbor Way Suite 100 Blue Bell, PA United States, 19422	Clinical research services	100%

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2022

32. Subsidiary undertakings (continued)

Name	Registered Office*****	Nature of business	Proportion held by Group
CRN Holdings, LLC	3 Parkway North Suite 200 Deerfield, IL 60015 United States	Clinical research services	100%
Global Pharmaceutical Strategies Group, LLC	731 Arbor Way Suite 100 Blue Bell, PA United States, 19422	Clinical research services	100%
ICON Clinical Investments, LLC	731 Arbor Way Suite 100 Blue Bell, PA United States, 19422	Investment Company	100%
ICON Clinical Research LLC	731 Arbor Way Suite 100 Blue Bell, PA United States, 19422	Clinical research services	100%
ICON Laboratory Services, Inc.	123 Smith Street, Farmingdale, NY 11735 United States	Clinical research services	100%
ICON Tennessee, LLC	320 Seven Springs Way, Suite 500, Brentwood, TN 37027	Clinical research services	100%
ICON US Holdings Inc.	731 Arbor Way Suite 100 Blue Bell, PA United States, 19422	Clinical research services	100%
MMMM Consulting, LLC	731 Arbor Way Suite 100 Blue Bell, PA United States, 19422	Clinical research services	100%
MMMM Group, LLC	731 Arbor Way Suite 100 Blue Bell, PA United States, 19422	Clinical research services	100%
MolecularMD Corp.	731 Arbor Way Suite 100 Blue Bell, PA United States, 19422	Clinical research services	100%
PriceSpective LLC	731 Arbor Way Suite 100 Blue Bell, PA United States, 19422	Clinical research services	100%
PubsHub LLC	731 Arbor Way Suite 100 Blue Bell, PA United States, 19422	Clinical research services	100%
Accellacare of Christie Clinic, LLC	101 West University Avenue Champaign IL 61820 United States	Clinical research services	100%
Clinical Resource Network, LLC DBA SYMPHONY CLINICAL RESEARCH	3 Parkway North Suite 200 Deerfield, IL 60015 United States	Clinical research services	100%

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2022

32. Subsidiary undertakings (continued)

Name	Registered Office*****	Nature of business	Proportion held by Group
DOCS Global, Inc.	731 Arbor Way Suite 100 Blue Bell, PA United States, 19422	Clinical research services	100%
Managed Care Strategic Solutions, L.L.C.	731 Arbor Way Suite 100 Blue Bell, PA United States, 19422	Clinical research services	100%
Accellacare of Charlotte, LLC	1700 Abbey Place Suite 201 Charlotte North Carolina 28209 United States	Clinical research services	100%
Accellacare of Hickory, LLC	221 13th Ave Place NW Suite 201 Hickory North Carolina 28601 United States	Clinical research services	100%
Accellacare of Raleigh, LLC	3521 Haworth Drive Suite 100 Raleigh North Carolina 27609 United States	Clinical research services	100%
Accellacare of Rocky Mount, LLC	901 N. Winstead Avenue Rocky Mount North Carolina 27804 United States	Clinical research services	100%
Accellacare of Salisbury, LLC	410 Mocksville Avenue Salisbury North Carolina 28144 United States	Clinical research services	100%
Accellacare of Wilmington, LLC	1907 Tradd Court Wilmington North Carolina 28401 United States	Clinical research services	100%
Accellacare of Winston-Salem, LLC	1901 S. Hawthorne Road Suite 306 Winston-Salem North Carolina 27103 United States	Clinical research services	100%
Accellacare US Inc.	1901 S. Hawthorne Road Suite 306 Winston-Salem North Carolina 27103 United States	Clinical research services	100%
Complete Healthcare Communications LLC	731 Arbor Way Suite 100 Blue Bell, PA United States, 19422	Clinical research services	100%
Complete Publication Solutions, LLC	731 Arbor Way Suite 100 Blue Bell, PA United States, 19422	Clinical research services	100%
Accellacare of Charleston, LLC	180 Wingo Way Suite 203 Mt. Pleasant South Carolina 29464 United States	Clinical research services	100%

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2022

32. Subsidiary undertakings (continued)

Name	Registered Office*****	Nature of business	Proportion held by Group
Accellacare of Bristol, LLC	1958 West State Street Bristol Tennessee 37620 United States	Clinical research services	100%
ICON Government and Public Health Solutions, Inc.	1265 Ridge Road, Suite A Hinckley OH 44233 United States	Clinical research services	100%
RPS Research S.A.	Cecilia Grierson 255 Floor 6 City of Buenos Aires C1107CPE Argentina	Clinical research services	100%
Pharmaceutical Research Associates Pty Limited	C/- ICON Clinical Research Pty Ltd. Suite 201, Level 2 2-4 Lyon Park Road North Ryde NSW 2113 Australia	Clinical research services	100%
RPS Research Austria GmbH	Tegetthoffstraße 7 1010 Vienna, Austria	Clinical research services	100%
IMP-Logistics Bel, FLLC	28, Malinina st. bld.4, Liter A 1-2/k, Office #3, Minsk Republic of Belarus 220101	Clinical research services	100%
Pharmaceutical Research Associates Belgium B.V.	E19 Business Park Battelsesteenweg 455D 2800 Mechelen, Belgium	Clinical research services	100%
RPS Bermuda, Ltd.	Victoria Place, 5th Floor 31 Victoria Street Hamilton HM 10 Bermuda	Clinical research services	100%
Pharmaceutical Research Associates Ltda.	Av. Ibirapuera 2332, Torre II 4º Andar, São Paulo, SP, Brazil, CEP 04028-003	Clinical research services	100%
RPS do Brasil Serviços de Pesquisas LTDA.	Av. Ibirapuera 2332, Torre II 4º Andar, São Paulo, SP, Brazil, CEP 04028-003	Clinical research services	100%
RPS China Inc.	c/o Tricor Services BVI Limited P.O. Box 3340 Road Town Tortola, British Virgin Islands	Clinical research services	100%
Pharmaceutical Research Associates Bulgaria EOOD	51b Bulgaria Blvd., Floor 4 Sofia, Bulgaria 1404	Clinical research services	100%
3065613 Nova Scotia Company	1741 Lower Water Street, Suite 600 Halifax, Nova Scotia B3J 0J2	Clinical research services	100%
Pharmaceutical Research Associates ULC	1741 Lower Water Street, Suite 600 Halifax, Nova Scotia B3J 0J2	Clinical research services	100%
Services de Recherche Pharmaceutique Srl	1741 Lower Water Street, Suite 600 Halifax, Nova Scotia B3J 0J2	Clinical research services	100%
PRA Health Sciences Chile SpA	Miraflores 222 piso 28 Santiago, Chile	Clinical research services	100%
PRA Health Sciences China, Inc.	Room 301, Floor 3, Building No. 5, Hongda Industrial Park, No. 8 Hongda North Road, Beijing Economic-Technological Development Area, Beijing	Clinical research services	100%

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2022

32. Subsidiary undertakings (continued)

Name	Registered Office*****	Nature of business	Proportion held by Group
PRA Health Sciences Colombia Ltda.	Calle 116 No. 7 – 15 Torre Cusezar Oficina 1002 Bogotá Cundinamarca Colombia 110111	Clinical research services	100%
Research Pharmaceutical Services Costa Rica, LTDA.	Sabana Business Center, piso 11 Bulevar Rohrmoser y Calle 68 San José, Costa Rica 10108	Clinical research services	100%
Pharm Research Associates d.o.o. za klinicka ispitivanja	Radnička cesta 180, 10 000 Zagreb, Croatia	Clinical research services	100%
Pharmaceutical Research Associates CZ, s.r.o.	Prague 7 Jankovcova 1569/2c Postal Code 170 00 Czech Republic	Clinical research services	100%
Pharmaceutical Research Associates Denmark ApS	Havneholmen 29 1561 Copenhagen, Denmark	Clinical research services	100%
RPS Egypt (Limited Liability Company)	40 Road 254, Shell Building, 5th Floor Degla, Maadi, 11431 Cairo, Egypt Maadi 11431, Cairo, Egypt	Clinical research services	100%
RPS Estonia OÜ	Pärnu road 22 10141 Tallinn, Republic of Estonia	Clinical research services	100%
Pharmaceutical Research Associates Finland Oy	Vattuniemenranta 2 00210 Helsinki, Finland	Clinical research services	100%
ReSearch Pharmaceutical Services France S.A.S.	35 Rue d'Alsace Tour So Quest 92300 Levallois-Perret, France	Clinical research services	100%
IMP Logistics Georgia LLC	Mtatsminda District Freedom Square N4 (Plot 66/4) Tbilisi, Georgia	Clinical research services	100%
Pharmaceutical Research Associates Georgia LLC	42-42a (Building No. 1) Alexander Kazbegi Avenue Vake-Saburtalo District Tbilisi, Georgia	Clinical research services	100%
Pharmaceutical Research Associates GmbH	Gottlieb-Daimler Strasse 10 68165 Mannheim, Germany	Clinical research services	100%
Pharmaceutical Research Associates Greece A.E.	81 Ifigeneias Street Nea Ionia 142 31 Attikis, Athens, Greece	Clinical research services	100%
RPS Guatemala, S.A.	5 Avenida 5-55, Zona 14 Edificio Europlaza World Business Center Torre II, Nivel 9 Guatemala City, Guatemala	Clinical research services	100%
PRA Health Sciences (Hong Kong) Limited	Unit 4321 & 4336A, 43/F AIA Tower, 183 Electric Road North Point, Hong Kong	Clinical research services	100%
Pharmaceutical Research Associates Magyarország Kutatás-Fejlesztési Korlátolt Felelősségű Társaság Pharmaceutical Research Associates Hungary Research and Development Ltd.	Szepvolgyi ut 39 HU-1037 Budapest Hungary	Clinical research services	100%
RPS Iceland ehf.	Skipholti 50D 105 Reykjavik, Iceland	Clinical research services	100%

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2022

32. Subsidiary undertakings (continued)

Name	Registered Office*****	Nature of business	Proportion held by Group
Pharmaceutical Research Associates India Private Limited	Regus Kaledonia, Unit No 1B Office No 538, Floor 5 Sahar Road Off Western Express Highway Andheri(E) Mumbai Mumbai City 400059 IN India	Clinical research services	100%
Research Pharmaceutical Services (Outsourcing Ireland) Limited	South County Business Park, Leopardstown, Dublin 18 Ireland	Clinical research services	100%
Pharmaceutical Research Associates Israel Ltd.	Building E, 13th Floor 4 Haharash Street Hod Hasharon 4524402 Israel	Clinical research services	100%
Pharmaceutical Research Associates Italy S.r.l.	Via Porlezza, No. 12 Milan 20123 Italy	Clinical research services	100%
PRA Development Center KK	1-3 Kyutaro-machi 4-chome, Chuo-ku, Osaka 541-0056 Japan	Clinical research services	100%
PRA Health Sciences KK	1-3 Kyutaro-machi 4-chome, Chuo-ku, Osaka 541-0056 Japan	Clinical research services	100%
PRA Health Sciences Kenya Limited	LR No. 1870/1/176, ALN House, Eldama Ravine Close, off Eldama Ravine Road, Westlands PO Box 764, Sarit Centre, Nairobi, Kenya 00606	Clinical research services	100%
RPS Latvia SIA	Blaumaņa iela 22 1011 Riga, Latvia	Clinical research services	100%
UAB RPS Lithuania	Upês street 21, LT-08128 Vilnius, Lithuania	Clinical research services	100%
RPS Malaysia Sdn. Bhd.	10th Floor, Menara Hap Seng No. 1 & 3, Jalan P Ramlee 50250 Kuala Lumpur, Malaysia	Clinical research services	100%
Pharmaceutical Research Associates Mexico S. de R.L. de C. V.	Ave. Insurgentes Sur No. 1602, Desp. 503 Col. Credito Constructor Mexico Benito Juarez, Distrito Federal C.P. 03940 Mexico	Clinical research services	100%
RPS Research México, S. de R.L. de C.V.	Ave. Insurgentes Sur No. 1602, Desp. 502 Col. Credito Constructor Mexico Benito Juarez, Distrito Federal C.P. 03940 Mexico	Clinical research services	100%
RPS Research Servicios, S. de R.L. de C.V.	Ave. Insurgentes Sur No. 1602, Desp. 502 Col. Credito Constructor Mexico Benito Juarez, Distrito Federal C.P. 03940 Mexico	Clinical research services	100%
Pharmaceutical Research Associates Group B.V.	Van Swietenlaan 6 9728 NZ, Groningen The Netherlands	Clinical research services	100%
PRA International Operations B.V.	Van Swietenlaan 6 9728 NZ, Groningen The Netherlands	Clinical research services	100%
ReSearch Pharmaceutical Services Netherlands B.V.	Herengracht 466 1017 CA Amsterdam, The Netherlands	Clinical research services	100%

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2022

32. Subsidiary undertakings (continued)

Name	Registered Office*****	Nature of business	Proportion held by Group
Pharmaceutical Research Associates New Zealand Limited	Grant Thornton New Zealand Limited, L3, 134 Oxford Terrace, Christchurch, 8140 , New Zealand	Clinical research services	100%
RPS Research Norway AS	c/o EconPartner AS Dronning Mauds gate 15 0250 Oslo, Norway	Clinical research services	100%
RPS Panama Inc.	Urbanización Nuevo Reparto el Carmen No. 58 Calle Primera, Edificio Moreno & Moreno. Local Planta Baja, Distrito de Panamá, Panamá	Clinical research services	100%
RPS Perú S.A.C.	Av. Paseo de la República 5895 Oficina 606 Miraflores Lima 18 Perú	Clinical research services	100%
RPS Research Philippines, Inc.	24th Floor, Salcedo Towers H.V. Dela Costa St Barangay Bel-Air Salcedo Village Makati City, Philippines	Clinical research services	100%
Pharmaceutical Research Associates Sp. z o.o.	Ul. Grojecka 5 02-019 Warszawa Poland	Clinical research services	100%
PRA International Portugal, Unipessoal, Lda.	Av. da Republica, 50-10 1069-211, Lisboa, Portugal	Clinical research services	100%
Research Pharmaceutical Services Puerto Rico, Inc.	c/o Fast Solutions, LLC Citi Tower 252 Ponce de Leon Avenue, Floor 20 San Juan, Puerto Rico 00918	Clinical research services	100%
Pharmaceutical Research Associates Romania S.R.L.	8th Floor, Sky Tower 246c Caleca Floresca Bucharest 14476 Romania	Clinical research services	100%
Joint Stock Company IMP Logistics	8, Energetikov str, v. Lesnoy Gorodok Odintsovsky city disctrict Moscow region Russia 143080	Clinical research services	100%
Pharmaceutical Research Associates doo Belgrade	19th Avenue Vladimira Popovica 38-40 Belgrade, 11070 Serbia	Clinical research services	100%
Pharmaceutical Research Associates Singapore Pte. Ltd.	#02-06/10, 21 Biopolis Road Nucleos, Singapore 138567	Clinical research services	100%
Pharmaceutical Research Associates SK s.r.o.	Bardosova 2/A 831 01 Bratislava, Slovakia	Clinical research services	100%
PRA Pharmaceutical S A (Proprietary) Limited	2nd Floor Building 29 Highlands Estate Woodlands Office Park 20 Woodlands Drive Woodmead Gauteng 2191 South Africa	Clinical research services	100%
RPS Research South Africa (Proprietary) Limited	15 Greenwich Grove, Station Road, Rondebosch, Western Cape, 7700, South Africa	Clinical research services	100%

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2022

32. Subsidiary undertakings (continued)

Name	Registered Office*****	Nature of business	Proportion held by Group
Pharmaceutical Research Associates Korea Limited	142 Taeheran-ro Gangnam-gu, 18th Floor (Yeoksam-dong, Capital Tower) Seoul Republic of Korea	Clinical research services	100%
Pharmaceutical Research Associates España, S.A.U.	Avenida de Europa, 19 Edificio 1, 2a Planta Pozuelo de Alarcon (Madrid) Spain 28224	Clinical research services	100%
RPS ReSearch Ibérica, S.L.U.	Avenida de Europa, 19 Edificio 1, 2a Planta Pozuelo de Alarcon (Madrid) Spain 28224	Clinical research services	100%
RPS Spain S.L.	Avenida de Europa, 19 Edificio 1, 2a Planta Pozuelo de Alarcon (Madrid) Spain 28224	Clinical research services	100%
PRA International Sweden AB	Kolonivagen 1 SE-226 60 Lund, Sweden	Clinical research services	100%
PRA Switzerland AG	Lange Gasse 15 Basel 4052 Switzerland	Clinical research services	100%
Pharmaceutical Research Associates Taiwan, Inc.	Aurora Building, 5th Floor No. 2, Sec 5, Xinyi Road, Xinyi District, Taipei, Taiwan	Clinical research services	100%
RPS Research (Thailand) Co., Ltd.	24th Floor, Empire Tower, Tower 3 Unit 2408, 1 South Sathorn Road Yannawa Sub-District, Sathorn District Bangkok 10120 Thailand	Clinical research services	100%
Pra Turkey Sağlik Araştirma Ve Geliştirme Limited Şirketi	Kisikli Caddesi; No. 28, K:1-2 Altunizade, Istanbul Turkey 34662	Clinical research services	100%
IMP-Logistics Ukraine, LLC	8,Viskozna st. Kyiv Ukraine 02094	Clinical research services	100%
Pharmaceutical Research Associates Ukraine, LLC	4th Floor, St. Poleva 24, Kiev, Ukraine, 03056	Clinical research services	100%
IMP Logistics UK Limited	Cannon Place, 78 Cannon Street London EC4N 6AF England	Clinical research services	100%
Pharm Research Associates (UK) Limited	Cannon Place, 78 Cannon Street London EC4N 6AF England	Clinical research services	100%
Pharm Research Associates Russia Limited (in Voluntary Liquidation)	The Pinnacle 170 Midsummer Boulevard Milton Keynes MK9 1BP	Clinical research services	100%
Sterling Synergy Systems Limited	Cannon Place, 78 Cannon Street London EC4N 6AF England	Clinical research services	100%
ClinStar LLC	2710 Gateway Oaks Drive, Suite 150N Sacramento, CA 95833-3505	Clinical research services	100%
Nextrials, Inc.	2710 Gateway Oaks Drive, Suite 150N Sacramento, CA 95833-3505	Clinical research services	100%
Pharmaceutical Research Associates CIS, LLC	2710 Gateway Oaks Drive, Suite 150N Sacramento, CA 95833-3505	Clinical research services	100%

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2022

32. Subsidiary undertakings (continued)

Name	Registered Office*****	Nature of business	Proportion held by Group
Pharmaceutical Research Associates Eastern Europe, LLC	2710 Gateway Oaks Drive, Suite 150N Sacramento, CA 95833-3505	Clinical research services	100%
Care Innovations, Inc.	251 Little Falls Drive Wilmington, DE 19808	Clinical research services	100%
Care Innovations, LLC	251 Little Falls Drive Wilmington, DE 19808	Clinical research services	100%
CRI NewCo, Inc.	251 Little Falls Drive Wilmington, DE 19808	Clinical research services	100%
CRI Worldwide, LLC	251 Little Falls Drive Wilmington, DE 19808	Clinical research services	100%
International Medical Technical Consultants, LLC	251 Little Falls Drive Wilmington, DE 19808	Clinical research services	100%
Parallel 6, Inc.	251 Little Falls Drive Wilmington, DE 19808	Clinical research services	100%
PRA Early Development Research, Inc.	251 Little Falls Drive Wilmington, DE 19808	Clinical research services	100%
PRA Health Sciences, Inc.	251 Little Falls Drive Wilmington, DE 19808	Clinical research services	100%
PRA Holdings, Inc.	251 Little Falls Drive Wilmington, DE 19808	Clinical research services	100%
PRA International, LLC	251 Little Falls Drive Wilmington, DE 19808	Clinical research services	100%
PRA Receivables, LLC	1209 Orange Street Wilmington, DE 19801	Clinical research services	100%
ReSearch Pharmaceutical Services, LLC	251 Little Falls Drive Wilmington, DE 19808	Clinical research services	100%
ReSearch Pharmaceutical Services, Inc.	251 Little Falls Drive Wilmington, DE 19808	Clinical research services	100%
Roy RPS Holdings LLC	251 Little Falls Drive Wilmington, DE 19808	Clinical research services	100%
RPS Global Holdings, LLC	251 Little Falls Drive Wilmington, DE 19808	Clinical research services	100%
RPS Parent Holding LLC	251 Little Falls Drive Wilmington, DE 19808	Clinical research services	100%
Source Healthcare Analytics, LLC	251 Little Falls Drive Wilmington, DE 19808	Clinical research services	100%
Sunset Hills, LLC	251 Little Falls Drive Wilmington, DE 19808	Clinical research services	100%
Symphony Health Solutions Corporation	251 Little Falls Drive Wilmington, DE 19808	Clinical research services	100%
CRI International, LLC	Princeton South Corporate Ctr., Suite 160 100 Charles Ewing Blvd., Ewing, NJ 08628	Clinical research services	100%
Lifetree Clinical Research, LC	15 West South Temple, Suite 600 Salt Lake City, UT 84101	Clinical research services	100%
Pharmaceutical Research Associates, Inc.	100 Shockoe Slip, 2nd Floor Richmond, VA 23219	Clinical research services	100%
RPS Global S.A.	Plaza Cagancha 1145, 4th Floor Montevideo, Uruguay 11100	Clinical research services	100%
RPS Latin America S.A	Plaza Cagancha 1145, 4th Floor Montevideo, Uruguay 11100	Clinical research services	100%

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2022

32. Subsidiary undertakings (continued)

Name	Registered Office*****	Nature of business	Proportion held by Group
PRA Clinical Limited	South County Business Park, Leopardstown, Dublin 18 Ireland	Clinical research services	100%
ICON Clinical Research Holdings (U.K.) Limited	500 South Oak Way Green Park Reading RG2 6AD United Kingdom	Investment holding company	100%
ICON Clinical Research Holdings (Ireland) Unlimited Company	South County Business Park, Leopardstown, Dublin 18 Ireland	Investment holding company	100%
* majority of which is held directly
** Mapi Research Trust is an association, its members are ICON Subsidiary entities.
***CRS (Beijing) Clinical Research Co., Limited liquidated on 7 February 2023.
****DOCS International Poland Sp. z.o.o changed names to ICON Clinical Research Sp. z.o.o. with effect from 15 March 2023
*****Principal office address used for U.S. entities

33.    Approval of financial statements

The Board of Directors approved these financial statements on 25 April 2023.

Company Statement of Financial Position
for the year ended 31 December 2022

	Note	31 December 2022	31 December 2021
		$’000	$’000
ASSETS
Non-current assets
Property, plant and equipment	1	276	369
Right-of-use assets	9	727	2,619
Intangible assets	2	—	14
Investment in subsidiaries	3	7,086,423	6,974,348
Other non-current assets		32	33
Deferred tax asset	4	329	491
Total non-current assets		7,087,787	6,977,874
Current assets
Other current assets	5	2,437	1,236
Amounts due from subsidiary undertakings	6	146,898	265,788
Deferred tax asset		2	—
Current taxes receivable		—	19
Cash and cash equivalents		6,944	9,129
Total current assets		156,281	276,172

Total assets		7,244,068	7,254,046

EQUITY
Share capital		6,649	6,640
Share premium		472,723	436,916
Merger reserve		5,656,195	5,656,195
Other undenominated capital		1,162	1,134
Share-based payment reserve		326,803	342,637
Other reserves		(108,321)	(107,843)
Retained earnings		866,648	897,509
Attributable to equity holders		7,221,859	7,233,188

Total equity		7,221,859	7,233,188

LIABILITIES
Non-current liabilities
Non-current other liabilities	7	5,353	6,680
Non-current deferred tax liability	4	—	—
Total non-current liabilities		5,353	6,680
Current liabilities
Accounts payable		773	1,717
Amounts due to subsidiary undertakings	6	1,001	1,283
Accrued and other liabilities	7	14,748	10,814
Current taxes payable		334	364
		16,856	14,178

Total liabilities		22,209	20,858

Total equity and liabilities		7,244,068	7,254,046
On behalf of the Board

Steve Cutler	Rónán Murphy
Chief Executive Officer	Director

Company Statement of Changes in Equity
for the year ended 31 December 2022

	Number of shares	Share Capital	Share Premium	Merger Reserve	Other Unde- nominated Capital	Share Based Payment Reserve	Other Reserve	Currency Reserve	Retained Earnings	Total Equity
		$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000

Balance at 1 January 2022	81,554,683	6,640	436,916	5,656,195	1,134	342,637	6,071	(113,914)	897,509	7,233,188
Total comprehensive loss for the year
Loss for the year	—	—	—	—	—	—	—	—	(2,552)	(2,552)
Other comprehensive income
Foreign currency translation	—	—	—	—	—	—	—	(478)	—	(478)

Total other comprehensive loss	—	—	—	—	—	—	—	(478)	—	(478)

Total comprehensive loss for the year	—	—	—	—	—	—	—	(478)	(2,552)	(3,030)
Transactions with owners, recorded directly in equity
Share based payment	—	—	—	—	—	55,874	—	—	—	55,874
Exercise of share options	348,286	21	35,807	—	—	—	—	—	—	35,828
Share issue costs	—	—	—	—	—	—	—	—	(17)	(17)
Issue of restricted share units/ performance share units	241,116	16	—	—	—	—	—	—	—	16
Repurchase of ordinary shares	(420,530)	(28)	—	—	28	—	—	—	(99,983)	(99,983)
Share repurchase costs	—	—	—	—	—	—	—	—	(17)	(17)
Transfer of exercised and expired share based awards	—	—	—	—	—	(71,708)	—	—	71,708	—

Total contributions by and distributions to owners	168,872	9	35,807	—	28	(15,834)	—	—	(28,309)	(8,299)

Balance at 31 December 2022	81,723,555	6,649	472,723	5,656,195	1,162	326,803	6,071	(114,392)	866,648	7,221,859
As permitted by section 504 of the Companies Act, the Company has not presented a Company Statement of Profit and Loss. The loss for the 2022 financial year of the Company amounted to $(2,552,000) (2021: profit $35,945,000).

Company Statement of Changes in Equity
for the year ended 31 December 2021

	Number of shares	Share Capital	Share Premium	Merger Reserve	Other Undenominated Capital	Share- based Payment Reserve	Other Reserve	Currency Reserve	Retained Earnings	Total Equity
		$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000

Balance at 1 January 2021	52,788,093	4,580	318,404	—	1,134	131,557	6,071	(113,388)	700,402	1,048,760
Total comprehensive income for the year
Profit for the year	—	—	—	—	—	—	—	—	35,945	35,945
Other comprehensive income
Foreign currency translation	—	—	—	—	—	—	—	(526)	—	(526)

Total other comprehensive income	—	—	—	—	—	—	—	(526)	35,945	35,419

Total comprehensive income for the year	—	—	—	—	—	—	—	(526)	35,945	35,419
Transactions with owners, recorded directly in equity
Issue of shares associated with a business combination	27,372,427	1,960	—	5,656,195	—	—	—	—	—	5,658,155
Replacement share-based awards issued to acquiree employees	—	—	—	—	—	267,607	—	—	—	267,607
Share-based payment	—	—	—	—	—	105,488	—	—	—	105,488
Exercise of share options	1,065,529	77	118,512	—	—	—	—	—	—	118,589
Share issue costs	—	—	—	—	—	—	—	—	(853)	(853)
Issue of restricted share units	328,634	23	—	—	—	—	—	—	—	23
Transfer of exercised and expired share-based awards	—	—	—	—	—	(162,015)	—	—	162,015	—

Total contributions by and distributions to owners	28,766,590	2,060	118,512	5,656,195	—	211,080	—	—	161,162	6,149,009

Balance at 31 December 2021	81,554,683	6,640	436,916	5,656,195	1,134	342,637	6,071	(113,914)	897,509	7,233,188
As permitted by section 504 of the Companies Act , the Company has not presented a Company Statement of Profit and Loss. The profit for the 2021 financial year of the Company amounted to $35,945,000 (2020: profit $228,691,000).

Company Statement of Cash Flows
for the year ended 31 December 2022

	Note	Year ended 31 December 2022	Year ended 31 December 2021
		$’000	$’000

(Loss)/profit for the financial year		(2,552)	35,945
Adjustments to reconcile net income to net cash generated from operating activities
Depreciation of property, plant and equipment	1	98	123
Amortisation of intangible assets	2	13	29
Impairment of subsidiary undertakings	3	—	86
Depreciation of right-of-use assets	9	1,042	1,317
Impairment of right-of-use assets		699	—
Interest on lease liabilities	9	3	17
Share-based payment		13,443	5,212
Operating cash inflow before changes in working capital		12,746	42,729
(Increase)/decrease in other current assets		(1,201)	195
Decrease in non-current assets		1	4
Decrease in income taxes receivable		140	140
(Decrease)/increase in accounts payable		(944)	1,682
Increase/(decrease) in accrued and other liabilities		4,155	(856)
(Decrease)/increase in non-current liabilities		(133)	(900)
Cash provided by operations		14,764	42,994
Interest paid		(3)	(17)
Income taxes paid		—	—
Net cash inflow from operating activities		14,761	42,977
Investing activities
Purchase of computer software	2	—	—
Purchase of property, plant and equipment	1	(32)	(2)
Decrease in amounts due from/to subsidiary undertakings	6	118,318	213,053
Increase in investment in subsidiaries	3	(69,644)	(671,490)
Net cash generated by/(used in) investing activities		48,642	(458,439)
Financing activities
Proceeds from exercise of share options		35,844	118,612
Share issuance costs		(17)	(853)
Payment of lease liabilities		(1,415)	(1,368)
Repurchase of ordinary shares		(99,983)	—
Share repurchase costs		(17)	—
Net cash (used in)/generated by financing activities		(65,588)	116,391
Net decrease in cash and cash equivalents		(2,185)	(299,071)
Effect of exchange rate changes		—	—
Cash and cash equivalents at start of year		9,129	308,200
Cash and cash equivalents at end of year		6,944	9,129

Notes to Company Financial Statements
for the year ended 31 December 2022

1.    Property, plant and equipment
–PLC

	Leasehold improvements	Computer equipment	Office furniture & fixtures	Total
	$’000	$’000	$’000	$’000
Cost
At 1 January 2022	965	1,910	1,775	4,650
Additions	—	3	29	32
Disposals	(533)	(1,125)	(765)	(2,423)
Foreign currency movement	(79)	(158)	(136)	(373)

At 31 December 2022	353	630	903	1,886

Depreciation
At 1 January 2022	958	1,886	1,437	4,281
Charge for the year	1	16	81	98
Eliminated on Disposals	(533)	(1,125)	(764)	(2,422)
Foreign currency movement	(78)	(156)	(113)	(347)

At 31 December 2022	348	621	641	1,610

Net book value
At 31 December 2022	5	9	262	276

At 31 December 2021	7	24	338	369

	Leasehold improvements	Computer equipment	Office furniture & fixtures	Total
	$’000	$’000	$’000	$’000
Cost
At 1 January 2021	1,039	2,054	1,910	5,003
Additions	—	2	—	2
Disposals	—	—	—	—
Foreign currency movement	(74)	(146)	(135)	(355)

At 31 December 2021	965	1,910	1,775	4,650

Depreciation
At 1 January 2021	1,031	1,996	1,455	4,482
Charge for the year	1	29	93	123
Estimated on disposals	—	—	—	—
Foreign currency movement	(74)	(139)	(111)	(324)

At 31 December 2021	958	1,886	1,437	4,281

Net book value
At 31 December 2021	7	24	338	369

At 31 December 2020	8	58	455	521

Notes to Company Financial Statements (continued)
for the year ended 31 December 2022

2.    Intangible assets

Computer Software
$’000

Cost
At 1 January 2021	1,219
Foreign exchange movement	—

At 31 December 2021	1,219

Additions	—
Disposals	(115)
Foreign exchange movement	(16)

At 31 December 2022	1,088

Amortisation
At 1 January 2021	1,205
Charge during the year	—
Foreign exchange movement	—

At 31 December 2021	1,205

Charge during the year	13
Eliminated on disposal	(115)
Foreign exchange movement	(15)

At 31 December 2022	1,088

Net book value
At 31 December 2022	—

At 31 December 2021	14

Notes to Company Financial Statements (continued)
for the year ended 31 December 2022

3.    Investment in subsidiaries

Investment in Subsidiary Undertakings
$’000

Cost

At 1 January 2021	590,821
Acquisition of PRA	5,925,751
Additions	772,500
Redemptions	(101,000)
Impairment charge	(86)
Share-based payment	100,647
Share subscription payment from subsidiary companies	(314,285)
At 31 December 2021	6,974,348

Additions	183,051
Redemptions	(83,000)
Share-based payment	42,431
Share subscription payment from subsidiary companies	(30,407)
At 31 December 2022	7,086,423

Notes to Company Financial Statements (continued)
for the year ended 31 December 2022

4.    Deferred taxation
The net deferred tax asset at 31 December 2022 and 31 December 2021 was as follows:

	31 December 2022	31 December 2021
	$'000	$'000

Deferred taxation assets:
Accrued expenses and payments on account	318	435
Property, plant and equipment	11	6
Loans to subsidiaries	—	50

Total deferred taxation assets	329	491

Deferred taxation liabilities:
Property, plant and equipment	—	0
Accrued expenses and payments on account	—	—

Total deferred taxation liabilities	—	0

Net deferred taxation asset	329	491

	Balance 1 January 2022	Recognised in Income	Balance 31 December 2022
	$'000	$'000	$'000

Deferred taxation assets
Accrued expenses and payments on account	435	(117)	318
Property plant and equipment	6	5	11
Loans to subsidiaries	50	(50)	—

Total deferred taxation assets	491	(162)	329

Deferred taxation liabilities
Property, plant and equipment	—	—	—
Accrued expenses and payments on account	—	—	—

Total deferred taxation liabilities	—	—	—

Net deferred taxation asset	491	(162)	329

Notes to Company Financial Statements (continued)
for the year ended 31 December 2022

4.    Deferred taxation (continued)

	Balance 1 January 2021	Recognised in Income	Balance 31 December 2021
	$'000	$'000	$'000

Deferred taxation assets
Accrued expenses and payments on account	376	59	435
Property, plant and equipment	9	(3)	6
Loans to subsidiaries	50	—	50

Total deferred taxation assets	435	56	491

Deferred taxation liabilities
Property, plant and equipment	(1)	1	0
Accrued expenses and payments on account	—	—	—

Total deferred taxation liabilities	(1)	1	0

Net deferred taxation asset	434	57	491

At 31 December 2022 and 31 December 2021 the Company had no operating loss carry forwards for income tax purposes. At 31 December 2022 the Company had an unrecognised deferred tax asset in respect of unutilised foreign tax credits carried forward of $8.8 million (2021: $7.8million).

5.    Other current assets

	31 December 2022	31 December 2021
	$’000	$’000

Prepayments	301	98
Other receivables	2,136	1,138

Total	2,437	1,236

6.    Amounts due from/to subsidiary undertakings

	31 December 2022	31 December 2021
	$’000	$’000

Amounts due from subsidiary undertakings	146,898	265,788
Amounts due to subsidiary undertakings	(1,001)	(1,283)

Amounts owed by subsidiary undertakings are non-interest bearing and repayable on demand. All amounts fall due within one year. No allowance for expected credit losses has been recorded as amounts are expected to be fully recovered.

Notes to Company Financial Statements (continued)
for the year ended 31 December 2022

7.    Accrued and other liabilities

	31 December 2022	31 December 2021
	$’000	$’000

Non-current other liabilities
Non-current lease liabilities	364	1,558
Non-current other liabilities	4,989	5,122

Total	5,353	6,680

	31 December 2022	31 December 2021
	$’000	$’000

Current liabilities
Current lease liabilities	832	1,050
Accruals and other liabilities	13,916	9,764

Total	14,748	10,814

8.    Related parties

The Company entered into the following transactions with subsidiary companies during the period:

	Year ended 31 December 2022	Year ended 31 December 2021
	$’000	$’000

Statement of Profit and Loss
Expenses recharged to subsidiary companies	8,309	9,117
Dividend received from subsidiary companies (a)	13,930	41,237

Total	22,239	50,354

Statement of Cash Flows
Share based payment related to subsidiaries	(42,431)	(100,647)
Decrease in amounts due from/to subsidiary undertakings (a)	118,318	213,053
Increase in investment in subsidiaries (b)	(69,644)	6,282,880

Total	6,243	213,053
(a)During 2022, the Company received dividends of $13.9 million (2021: $41.2 million) from its subsidiary undertaking, ICON Clinical International Unlimited Company (2021 dividends were received from ICON Clinical Research Limited ($35.9 million) and ICON Clinical International Unlimited Company ($5.3million)).
(b)During 2022, the Company subscribed for shares in its subsidiary, ICON Global Holdings Unlimited Company, in the amount of $183.1 million, and redeemed shares in its subsidiary ICON Global Treasury Limited, in the amount of $83.1 million. During 2021, the Company completed the Acquisition of PRA Health Sciences, Inc. by means of a merger, in the amount of $5,925.8 million as well as additions and disposals related to its subsidiaries ICON Global Holdings Unlimited Company and ICON Global Treasury Unlimited, in the aggregate of $357.2 million.

Notes to Company Financial Statements (continued)
for the year ended 31 December 2018

8.    Related parties (continued)

Directors and Executive Officers of the Parent Company are the same as those for the Group. For information on transactions with Directors and Executive Officers see note 30 Related parties, to the Consolidated Financial Statements, and for information on Directors’ remuneration see note 9 Payroll and related benefits.

9. Leases

Right-of-use assets
The Company has the following right-of-use assets:

	Premises	Equipment	Motor vehicles	Total
	$'000	$'000	$'000	$'000
Depreciation charge for 2022	1,041	1	—	1,042
Right-of-use assets at 31 December 2022	727	—	—	727
Depreciation charge for 2021	936	28	353	1,317
Right-of-use assets at 31 December 2021	1,911	9	699	2,619
Additions to right-of-use assets during 2022 were $0.3 million (2021: $0.974 million).
The weighted average remaining lease term as at 31 December 2022 is 1.09 years (2021: 2.18 years).
Lease liabilities
Future minimum lease payments under non-cancellable leases as of 31 December 2022 were as follows:

Minimum rental
payments
$'000
2023	832
2024	295
2025	51
2026	21
2026	—
Thereafter	—
Total future minimum lease payments	1,199
Lease imputed interest	(3)
Total	1,196
Lease liabilities are presented as current and non-current. Current lease liabilities of $0.8 million have been included in accrued and other liabilities as at 31 December 2022 (2021: $1.1 million).
Amounts recognised in profit or loss
The following amounts were recognised in profit and loss:

	31 December 2022	31 December 2021
	$'000	$'000
Depreciation of right-of-use assets	1,042	1,317
Interest on lease liabilities	3	17
The depreciation cost of right-of-use assets is recorded within other operating expenses and interest on lease liabilities is recorded within finance costs.
During the year ended 31 December 2022, the Company did not incur any costs related to variable lease payments.

Notes to Company Financial Statements (continued)
for the year ended 31 December 2022

10.    Litigation

The Company is not party to any litigation or other legal proceedings that the Company believes could reasonably be expected to have a material adverse effect on the Company’s business, results of operations and financial position. However, from time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. Litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business.
11.    Financial instruments

The Company is exposed to various financial risks in the normal course of the business. The Company’s financial instruments typically comprise cash and accounts payable. The main purpose of these financial instruments is to provide finance for the Company’s operations. The main risks arising from the Company’s financial instruments are credit risk, liquidity risk, foreign exchange risk and interest rate risk.

Credit risk

Intercompany loans receivable and payable are initially recognised at fair value. These are subsequently measured at amortised cost, less any loss allowance. An expected credit loss assessment was performed in respect of the receivables at 31 December 2021 and 31 December 2022. The identified impairment loss was immaterial.

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Credit risk in respect of the Company arises on balances due from group companies. As the Group is financially sound and the subsidiary entities that the Company trades with are in a position to make payments as and when they fall due, the Company has assessed the exposure to credit risk as low.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s liquidity risk arises from the repayment of short-term debt and other obligations as they fall due. The Company minimises liquidity risk by ensuring that sufficient cash balances and committed bank lines of credit are available to meet its obligations as they fall due. The Company’s bank credit lines and facilities are the same as the Group. Details of the Group’s bank credit lines and facilities are set out in note 23 Bank credit lines and loan facilities.

The following table sets out details of the maturity of the Company’s financial liabilities into the relevant maturity groupings based on the remaining period from the financial year end date to the contractual maturity date:

At 31 December 2022
	Carrying Amount $’000	Contractual Cashflows $’000	6 mths or less $’000	6 to 12 mths $’000	1 to 2 years $’000	2 to 5 years $’000	More than 5 years $’000

Accounts payable	—	—	—	—	—	—	—
Lease liability	1,196	1,199	416	415	295	72	—
Accruals and other liabilities	18,905	18,905	11,688	2,228	1,337	1,616	3,139
	20,101	20,104	12,104	2,643	1,632	1,688	3,139

At 31 December 2021
	Carrying Amount $’000	Contractual Cashflows $’000	6 mths or less $’000	6 to 12 mths $’000	1 to 2 years $’000	2 to 5 years $’000	More than 5 years $’000

Accounts payable	—	—	—	—	—	—	—
Lease liability	2,608	2,631	638.5	637.5	818	536	—
Accruals and other liabilities	14,886	14,886	7,984	1,780	300	2,427	2,395
	17,494	17,517	8,623	2,418	1,118	2,963	2,395

Notes to Company Financial Statements (continued)
for the year ended 31 December 2022

11.    Financial instruments (continued)

Foreign currency risk
While the functional currency of the Company is USD, the functional currency of the branches is Euro. As a consequence, the results, when translated into U.S. dollars, could be affected by fluctuations in exchange rates against the U.S. dollar. At 31 December 2022 the Company had $Nil US dollar denominated bank loans (2021: $Nil).

Interest rate risk
The Company finances its operations through a mixture of shareholders’ funds, borrowings and working capital. The Company borrows in required currencies at both fixed and floating interest rates. In general the Company borrows at floating rates of interest but may borrow at fixed rates depending on rates available having regard to current market rates and future trends. The Company has no external borrowings.

Fair values
Financial instruments are measured in the Statement of Financial Position at fair value using a fair value hierarchy of valuation inputs. The hierarchy prioritises the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market. Each fair value measurement is reported in one of three levels, which is determined by the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

Level 1:	Inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

Level 2:	Inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3:	Inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability.

The carrying values of amounts due from subsidiary undertakings, cash and cash equivalents, other current assets, accounts payable and accruals and other liabilities are carried at amortised cost and assumed to be approximate to their fair values due to the short-term nature of these balances.

Amounts owed by subsidiary undertakings are non-interest bearing and repayable on demand. All amounts are therefore recorded as due within one year. Fair value is deemed to equal carrying value on this basis.

Each category of asset and liability has remained within the same level of hierarchy as the prior year as there has been no change in the extent to which the inputs used in measuring fair value are or are not observable within the market.

12.    Approval of financial statements

The Board of Directors approved the Company Financial Statements on 25 April 2023.

Reconciliation from IFRS to US Accounting Policies
The Consolidated Financial Statements set out on pages 36 to 135 have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as adopted by the European Union (“EU IFRS”), which differ in certain significant respects from generally accepted accounting principles applicable in the U.S. (“U.S. GAAP”). The material differences as they apply to the Consolidated Financial Statements are as follows:

(a) Financial statement format

The format of the financial statements and certain note disclosures differ under U.S. GAAP from those under EU IFRS. The Group prepared a U.S. Securities and Exchange Commission Form 20-F Report which was made available to all shareholders in February 2023. The financial statements included in such Form 20-F are prepared in accordance with U.S. GAAP.

(b) Merger with PRAI

The Group accounts for business combinations under EU IFRS in accordance with the IFRS 3 Business Combinations. As permitted by IFRS 1 First Time Adoption of International Financial Reporting Standards the Group has only restated business combinations from 1 June 2001 onwards. Business combinations prior to this date have not been restated. In addition, goodwill has no longer been amortised since 1 June 2001, but rather is tested annually for impairment. U.S. GAAP adopts different criteria to EU IFRS for establishing the method of accounting to be adopted for business combinations. On 28 January 2000, the Group completed a transaction with Pacific Research Associates Inc. (“PRAI”), a Group specialising in data management, statistical analysis and medical and regulatory consulting based in San Francisco, USA. The merger with PRAI was accounted for using acquisition accounting principles in accordance with EU IFRS whilst U.S. GAAP required that the merger be accounted for using the pooling-of-interest method of accounting. U.S. GAAP pooling-of-interest accounting has resulted in a number of adjustments. Most significantly:

(i)the Group’s historic U.S. GAAP financial statements have been restated to reflect the combined results of ICON and PRAI;
(ii)the costs of the merger were expensed for U.S. GAAP purposes and included in the cost of acquisition for IFRS;
(iii)goodwill arising on IFRS has been amortised over its expected useful life up to 31 May 2001. No goodwill arose on the merger under U.S. GAAP;
(iv)the tax charge arising on the conversion of PRAI from an S-Corporation to a C-Corporation is treated as a pre-acquisition charge under IFRS.

(c) Share-based payment expense

IFRS requires that the fair value of share-based payments be expensed to the Consolidated Statement of Profit and Loss over the period the related services are received, with a corresponding increase in equity. The Group has accounted for share-based payments under U.S. GAAP in accordance with ASC 718, Compensation – Stock Compensation, which also requires that the fair value of share-based payments be expensed to the Consolidated Statement of Profit and Loss over the period the related services are received, with a corresponding increase in equity.

There is a difference in recorded expense because firstly, different periods are in scope for both treatments due to the different effective dates under both standards and secondly, due to different models used to calculate the fair value of options. Under U.S. GAAP the Black-Scholes model was used for the calculation of the expense, whereas under IFRS the binomial model has been used.

U.S. GAAP requires that the accelerated graded vesting attribution approach is applied in respect of awards with straight line graded vesting. IFRS requires that each instalment of an award where there is graded vesting is treated as a separate grant with a different fair value. Each instalment is therefore separately measured and charged to the Consolidated Statement of Profit and Loss over the related vesting period. This results in accelerated expense recognition under IFRS.

(d) Stock-based Compensation Arrangements in a Business Combination

An exchange of share-based payment awards in a business combination is treated as a modification under IFRS 2. The replacement awards and the original acquiree awards should both be measured at fair value at the acquisition date and calculated using the fair-value-based measurement principles in IFRS 2.

U.S. GAAP requires the attribution of compensation cost for the acquirer’s replacement awards in the post-combination financial statements to be based on the acquirer’s attribution policy (i.e., straight-line approach or graded-vesting approach). Under IFRS, however, the graded vesting approach is required for all awards with graded vesting features based on the requirements in IFRS 2.

Reconciliation from IFRS to US Accounting Policies (continued)
(e) IAS 19R Defined Benefit Pensions

The Group has recognised the net interest expense of the defined benefit pension scheme within payroll costs (operating expenses) in the Consolidated Statement of Profit and Loss under IAS19R which is consistent with the U.S. GAAP treatment of this cost. Additional net credits related to the defined benefit pension schemes refer to the adjustment required to reverse the application of the corridor approach permitted under U.S. GAAP and the different net interest expense recorded under IFRS and U.S. GAAP.

(f) Current tax and deferred tax assets

Deferred tax asset

U.S. GAAP, ASC 740, Income Taxes requires recognition of a deferred tax asset in respect of the cumulative amount of compensation cost recognised in the financial statements in respect of unexercised options that will give rise to a future tax deduction. The tax deduction is based on the intrinsic value of the options, with the full tax deduction recorded in profit or loss in the year of exercise.

IFRS also requires that a deferred tax asset is recognised in respect of options not yet exercised where a tax deduction will arise. IAS 12 Income taxes requires that the tax deduction is estimated. The fair value estimate is based on the share price at the exercise date.

Current tax benefit

U.S. GAAP, ASC 740, Income Taxes requires recognition of a current tax benefit of certain tax deductions arising from Share-based payment windfall gains in the Consolidated Statement of Operations. IFRS requires that the current tax benefit of these Share-based payment windfall gains is recognised through Equity, in the Share-based payment reserve.

(g) IFRS 16 Leases

Under U.S. GAAP, ASC 842 Leases, lessees account for leases as operating or finance. Costs in respect of operating leases are charged to the Consolidated Statement of Operations on a straight-line basis over the lease term. Lease costs for all leases under IFRS 16 are comprised of the depreciation of right-of-use assets and the interest charge in respect of the associated lease liability.

(h) Contract Assets and Contract Liabilities in a Business Combination

In October 2021, the FASB issued ASU 2021-08 "Business Combinations (Topic 805) - Accounting for Contract Assets and Contract Liabilities from Contracts with Customers". The amendments in this ASU require that an entity (acquirer) recognise and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606. At the acquisition date, an acquirer should account for the related revenue contracts in accordance with Topic 606 as if it had originated the contracts. The Company has adopted the amendments in this ASU for year ended 31 December 2021 and has applied the amendments of this ASU to the Merger with PRA, completed on 1 July 2021.

IFRS 3 Business Combinations does not have a similar fair value measurement exception for contract assets and contract liabilities. As a result, contract liabilities will be have a lower valuation under IFRS compared to U.S. GAAP with the valuation adjustment being charged to revenue over the life of the contract with the customer.

(i) Measurement period adjustments (acquisition accounting)

Under U.S. GAAP, ASC 805 Business Combinations, any adjustments which are made to provisional acquisition accounting (i.e., measurement period adjustments) are reflected in the current period. Under IFRS, measurement period adjustments are reflected through retrospective application to the period in which the acquisition occurred. As such, measurement period adjustments recorded during 2022, in connection with the finalisation of acquisition accounting for the PRA Acquisition, have been applied retrospectively for IFRS purposes. Measurement period adjustments primarily consist of final acquisition accounting adjustments to goodwill, intangible assets and the related deferred tax impact.

Reconciliation from IFRS to US Accounting Policies (continued)
The following is a summary of the material adjustments to profit for the financial year and shareholders’ equity, which would be required, had the Consolidated Financial Statements been prepared in accordance with U.S. GAAP:

(i)Effect on profit for the financial year

	Year ended 31 December 2022	Year ended 31 December 2021
		Revised*
	$’000	$’000

Profit for the financial year attributable to equity holders and noncontrolling interest as stated under IFRS	506,285	172,285

U.S. GAAP adjustments
Share-based payment expense under IFRS (c) (d)	55,790	105,859
Share-based payment expense under U.S. GAAP (c) (d)	(70,523)	(133,844)
Fair value adjustment to unearned revenue under IFRS (h)	8,000	8,000
Amortisation adjustment related to measurement period adjustment under IFRS (i)	(2,167)	2,167
Right-of-use asset amortisation adjustment under IFRS (g)	1,179	(91)
Deferred tax adjustments on share-based payments (f)	6,572	(8,486)
Current tax adjustments on share-based payments (f)	(313)	7,809
Deferred tax adjustments on leases (f)	(156)	(438)
Additional costs defined benefit pension scheme (e)	637	(76)

Net income as stated under U.S. GAAP	505,304	153,185

Basic earnings per Ordinary Share under U.S. GAAP	$6.20	$2.28

Diluted earnings per Ordinary Share under U.S. GAAP	$6.13	$2.25
* The comparatives have been revised for IFRS 3 measurement period adjustments. Refer to note 14 for further details.

Reconciliation from IFRS to US Accounting Policies (continued)
(ii) Effect on shareholders’ equity

	31 December 2022	31 December 2021
		Revised*
	$’000	$’000
Total equity attributable to the owners and noncontrolling interest as stated under IFRS	8,569,982	8,175,698

U.S. GAAP adjustments
Goodwill (net) arising on PRA merger related stock compensation (c)	(58,199)	(58,199)
Intangibles amortisation adjustment related to measure period adjustment under IFRS (i)	—	2,167
Fair value adjustment to unearned revenue under IFRS (h)	16,000	8,000
Right-of-use asset amortisation adjustment under IFRS (g)	2,634	2,515
Deferred tax adjustments on leases (f)	(834)	(677)
Goodwill (net) arising on merger with PRAI (b)	(14,009)	(14,009)
Deferred tax adjustments on share-based payments (f)	(17,611)	(48,668)

Total equity attributable to the owners and noncontrolling interest as stated under U.S. GAAP	8,497,963	8,066,827
* The comparatives have been revised for IFRS 3 measurement period adjustments. Refer to note 14 for further details.

(iii) Effect on total assets

	31 December 2022	31 December 2021
		Revised*
	$’000	$’000
Total assets as stated under IFRS	17,256,640	17,482,661

U.S. GAAP adjustments
Right-of-use asset amortisation adjustment under IFRS (g)	2,634	1,092
Goodwill (net) arising on PRA merger related stock compensation (c)	(58,199)	(58,199)
Goodwill (net) arising on merger with PRAI (b)	(14,009)	(14,009)
Goodwill on fair value adjustment to unearned revenue under IFRS (h)	16,000	16,000
Measurement period adjustments under IFRS (i)	—	8,656
Deferred tax adjustments on share-based payments (f)	(17,614)	(48,668)
Deferred tax adjustments on right-of-use assets (f)	(174)	(174)
Deferred tax asset and liability offset (f)	—	(269)

Total assets as stated under U.S. GAAP	17,185,278	17,387,090
* The comparatives have been revised for IFRS 3 measurement period adjustments. Refer to note 14 for further details.

Reconciliation from IFRS to US Accounting Policies (continued)
(iv) Effect on total liabilities

	31 December 2022	31 December 2021
		Revised*
	$’000	$’000
Total liabilities as stated under IFRS	8,686,658	9,306,963

U.S. GAAP adjustments
Fair value adjustment to unearned revenue under IFRS (h)	—	8,000
Lease liability valuation adjustment under IFRS (g)	—	(1,423)
Measurement period adjustments under IFRS (i)	—	6,489
Deferred tax adjustments on leases (f)	657	503
Deferred tax asset and liability offset (f)	—	(269)

Total liabilities as stated under U.S. GAAP	8,687,315	9,320,263
* The comparatives have been revised for IFRS 3 measurement period adjustments. Refer to note 14 for further details.

Appendix A: Risk Factors
Risk Related to Our Business and Operations

The potential loss or delay of our large contracts, or of multiple contracts, could adversely affect our results.

Our clients may discontinue using our services completely or cancel some projects either without notice or upon short notice. The termination or delay of a large contract, or of multiple contracts, could have a material adverse effect on our revenue and profitability. Historically, clients have canceled or discontinued projects and may in the future cancel their contracts with us for reasons including, amongst others:

•the failure of products being tested to satisfy safety or efficacy requirements;
•unexpected or undesired clinical results of the product;
•a decision that a particular study is no longer necessary or viable;
•poor project performance, quality concerns, insufficient patient enrollment or investigator recruitment; and
•production problems resulting in shortages of the drug.

As a result, contract terminations, delays or other changes are part of our clinical services business. In the event of termination, our contracts often provide for fees for winding down the trial but these fees may not be sufficient for us to maintain our margins, and termination may result in lower resource utilization rates. In addition, we may not realize the full benefits of our unsatisfied performance obligation of contractually committed services if our clients cancel, delay or reduce their commitments under our contracts with them. Therefore, the loss, early termination or delay of a large contract or contracts could adversely affect our revenues and profitability.

If we do not generate new business awards, or if new business awards are delayed, terminated, reduced in scope or fail to go to contract, our business, financial conditions, results of operations or cash flows may be materially adversely affected.

Our business is dependent on our ability to generate new business awards from new and existing customers and maintain existing customer contracts. If we were unable to generate new business awards on a timely basis and contract for those awards, that could have a material impact on our business, financial condition, results of operations or cash flows.

We depend on a limited number of customers and a loss of, or significant decrease in, business from one or more of them could affect our business.

While no customers individually contributed more than 10% of our revenues during the years ended December 31, 2022 and December 31, 2021, our top five customers represented 28.3% and 31.6% of our revenues, respectively. The loss of, or a significant decrease in, business from one or more of these key customers could have a material adverse impact on our results of operations and financial results.

The inability of biotechnology customers to raise adequate financing or funding could affect our business.

A portion of our revenue is generated from sales and services to the biotechnology industry. The clients we serve are commonly subject to financial pressures, including, but not limited to, the ability to obtain adequate financing or generate sufficient funding. To the extent our clients face such pressures, or they change how they utilize our offerings, the demand for our services, or the prices our clients are willing to pay for those services, may decline. Any such decline could have a material adverse effect on our business, operating results and financial condition.

Our financial results may be adversely impacted if we underprice our contracts, overrun our cost estimates or fail to receive approval for, or experience delays in, documenting change orders.

Many of our contracts are long-term fixed price or fixed unit price contracts for services. As a result, variations in the timing and progress of large contracts may materially adversely affect our results of operations. Revenue recognized on these service contracts are based on an assessment of progress towards completion being the cost of time and other third party costs as a percentage of total estimated time and other third party costs to deliver our services. As a result, variations in the timing and progress of large contracts may materially adversely affect our results of operations. Estimating time and costs to complete requires judgment and includes consideration of the complexity of the study, the number of geographical sites where trials are to be conducted and the number of patients to be recruited at each site. We regularly review the estimated hours on each contract to determine if the budget accurately reflects the agreed tasks to be performed, taking into account the state of progress at the time of review.

We bear the risk of cost overruns unless the scope of activity is revised from the contract specifications and we are able to negotiate a contract modification. We endeavor to ensure that any changes in scope are appropriately monitored and change orders or contract modifications are promptly negotiated and documented for changes in scope. If we fail to successfully negotiate change orders for changes in the resources required or the scope of the work to be performed, and

Appendix A: Risk Factors (continued)
the costs of performance of these contracts exceeded their fixed fees, it could materially adversely affect our operations and financial results.

If we are unable to successfully develop and market new services or enter new markets, our growth, results of operations or financial condition could be adversely affected.

A key element of our growth strategy is the successful development and marketing of new services or entering new markets that complement or expand our existing business. As we develop new services or enter new markets, we may not have or be able to adequately build the competencies necessary to perform such services satisfactorily, may not receive market acceptance for such services or may face increased competition. If we are unable to succeed in developing new services, entering new markets or attracting a client base for our new services or in new markets, we will be unable to implement this element of our growth strategy, and our future business, reputation, results of operations could be adversely impacted.

If we fail to attract or retain key personnel, our performance may suffer.

Our business, future success and ability to continue to expand operations depends upon our ability to attract, hire, train and retain qualified professional, scientific and technical operating people. We compete for qualified professionals with other Clinical Research organisations (“CROs”), temporary staffing agencies and the in-house departments of pharmaceutical, biotechnology and medical device companies. An inability to attract and retain a sufficient number of high caliber clinical research professionals (in particular, key personnel and executives) at an acceptable cost would impact our ability to provide our services, our future performance and results of operations.

We may face challenges retaining employees which could cause disruption to our integration plans and day-to-day activities, which may result in additional costs to the business.

The attraction, development and retention of our talent is critical to the success of the Company, and we are working to strengthen processes around these areas to minimize retention risk and support a successful integration. The Company, led by the Chief Human Resource Officer, is taking meaningful action to retain employees. Through our annual Talent Review process we have identified opportunities for improvement as it relates to employee retention. Our People Plans have set specific goals for each functional area in terms of three critical areas: talent attraction, development and retention. However, we can provide no assurances that our efforts in this respect will be successful.

Our leadership and talent programs contribute to the enhanced retention of our employees, better project deliverables for our customers and the enhanced financial performance of the business. We aim to be an industry leader: a company where talented people come to do important work, a place where our employees can shape the future of healthcare, grow their careers, and reach their full potential. We have long held a deep commitment to cultivating strong people practices. This includes competitive total rewards packages along with a focus on continuous learning. Our success depends on the knowledge, capabilities, and quality of our people.

Our ability to perform clinical trials is dependent upon the ability to recruit suitable willing patients.

The successful completion of clinical trials is dependent upon the ability to recruit suitable and willing patients on which to test the drug under study. The availability of suitable patients for enrollment in studies is dependent upon many factors including, amongst others, the size of the patient population, the design of the study protocol, eligibility criteria, the referral practices of physicians, the perceived risks and benefits of the drug under study and the availability of alternative medication, including medication undergoing separate clinical trials. Insufficient or inappropriate patient enrollment may result in the termination or delay of a study which could have a material adverse impact on our results of operations.

The Company is focused on continuing to develop its expertise in patient recruitment with the establishment in 2020 of Accellacare, a global clinical research network, offering patients easier and faster access to innovative treatments and offering customers the option to deploy decentralized trials. The focus is on making it easier for the site and the patient to actively participate in a trial to ensure increased predictability, enrollment and retention. Our site and patient solutions group includes upfront planning of site and patient management including identification, enrollment and engagement.

Improved site selection is achieved through:

•leading technology to identify where the patients are that match the protocol;
•assessment of the qualification of sites based on real data;
•partnerships with leading technology vendors and developing the capability to enable EMR interrogation into clinical insights such as sub-populations and larger pre-screened pool where the technology and regulations are enabled.

Appendix A: Risk Factors (continued)
The burden on the site, in ensuring patient enrollment and engagement, is achieved through integrated site networks. ICON has a number of site alliance partners. During 2018, we enhanced our site and patient recruitment capabilities with an expansion of the PMG Research network through a partnership with the DuPage Medical Group. During 2019, we further enhanced our site and patient recruitment abilities through the strategic acquisitions of MeDiNova and CRN. In 2020, ICON announced the launch of Accellacare, a global clinical research network offering patients easier and faster access to innovative treatments and offering customers the option to deploy decentralized trials. The site network includes previously acquired PMG Research, MeDiNova and CRN. Also in 2020, we entered into an agreement to jointly establish a new company, Oncacare Limited ("Oncacare"), with a third party. Oncacare operates as a specialized oncology site network in the US and EMEA regions. The new site network is focused on implementing a range of commercial models with specialist oncology healthcare providers in the US and EMEA, to accelerate the recruitment and retention of patients into oncology trials. The oncology site network operates as a joint venture between the Company and a third party company which has extensive experience in developing and running a site network. We also use digital solutions to drive site performance, including pre-screening, eConsent, learning management, document tracking and management with key applications.

Our ability to perform clinical trials is dependent upon our ability to recruit suitable willing investigators.

We contract with physicians located in hospitals, clinics or other similar sites, who serve as investigators in conducting clinical trials to test new drugs on their patients. Investigators supervise administration of the study drug to patients during the course of the clinical trial. The successful conduct of a clinical trial is dependent upon the integrity, experience and capabilities of the investigators conducting the trial. Insufficient investigator recruitment, which in turn may lead to insufficient or inappropriate patient enrollment, may result in the termination or delay of a study which could have a material adverse impact on our results of operations.

Climate change, extreme weather events, earthquakes and other natural disasters could adversely affect our business.

In recent years, extreme weather events and changing weather patterns such as storms, flooding, droughts and temperature changes have become more common. As a result, we are potentially exposed to varying natural disaster or extreme weather risks such as hurricanes, tornadoes, droughts or floods, or other events that may result from the impact of climate change on the environment, such as sea level rise. As a result, we could experience increased costs, business interruptions, destruction of facilities, and loss of life, all of which could have a material adverse effect on our business, financial condition, or results of operations. The potential impacts of climate change may also include increased operating costs associated with additional regulatory requirements and investments in reducing energy, water use and greenhouse gas emissions.

A disease outbreak, epidemic or pandemic such as COVID-19, could adversely affect our business performance.

A disease outbreak, such as influenza or coronavirus, could negatively impact our operations. We could experience restrictions on our ability to travel, or the ability of patients or other service providers to travel, to monitor our clinical trials and to ensure laboratory samples are collected and analyzed on time as a result of an outbreak. The potential impact of an epidemic or pandemic may also result in increased operating costs and result in a requirement to increase investment in impact prevention. COVID-19 has affected, and may continue to affect, our business performance and could adversely affect the economies and financial markets worldwide, resulting in an economic downturn that could impact our business, financial condition and results of operations. We may be required, or choose, to take temporary measures intended to help minimize the risk of infection from the virus for our employees, which could negatively affect our business and cannot presently be predicted with confidence.

Appendix A: Risk Factors (continued)
Our business depends on the continued effectiveness and availability of our information systems, including the information systems we use to provide our services to our clients, and any system failures of, security breaches of or cyber attacks to these systems may materially limit our operations or have a material adverse effect on our results of operations.

Due to the global nature of our business and our reliance on information systems to provide our services, we use web-enabled and other integrated information systems in delivering our services. We will continue to increase the use of these systems and such systems will either be developed internally or provided in conjunction with third parties. We also provide access to similar information systems to certain clients in connection with the services we provide them. As the use, scope and complexity of our information systems continue to grow, we are exposed to, and will increasingly be exposed to, the risks inherent in the development, integration and ongoing operation of evolving information systems, including:

•disruption or failure of data centers, telecommunications facilities or other key infrastructure platforms;
•security breaches, cyber attacks or other failures or malfunctions in our application or information systems or their associated hardware or other systems that we have access to, or that we rely upon, or that have access to our systems;
•security breaches, cyber attacks or malfunctions with key suppliers or partners who we rely on to provide services to customers; and
•excessive costs, excessive delays or other deficiencies in, or problems with, systems development and deployment.

The materialization of any of these risks may impede our ability to provide services, the processing of data, the delivery of databases and services and the day-to-day management of our business and could result in the corruption, loss or unauthorized disclosure of proprietary, confidential or other data, as well as reputational harm.

While we have cybersecurity controls and disaster recovery plans in place, they might not adequately protect us in the event of a system failure, security breach or cyber attack. To date, no cyber attacks have had a material impact on operations or financial reporting. Additionally, despite any precautions we take, damage from fire, floods, hurricanes, power loss, telecommunications failures, computer viruses, information system security breaches, cyber attacks and similar events that impact our various computer facilities could result in interruptions in the flow of data to our servers and from our servers to our clients. Corruption or loss of data may result in the need to repeat a trial at no cost to the client, but at significant cost to us, or result in the termination of one or more contracts, legal proceedings or claims against us or damage to our reputation. Additionally, significant delays in system enhancements or inadequate performance of new or upgraded systems once completed could damage our reputation and harm our business. Long-term disruptions in the infrastructure caused by events such as security breaches, cyber attacks, natural disasters, the outbreak of war, the escalation of hostilities and acts of terrorism, particularly involving cities in which we have offices, could adversely affect our business.

Unauthorized disclosure of sensitive or confidential data, whether through system failure or employee negligence, fraud or misappropriation, could damage our reputation and cause us to lose clients. Similarly, despite investing in information and cybersecurity controls, there is a risk that unauthorized access to our information systems or those we develop for our clients, whether by our employees or third parties, including a cyber attack by computer programmers and hackers who may attack ICON systems, develop and deploy viruses, worms, ransomware or other malicious software programs, could result in negative publicity, significant remediation costs, legal liability, loss of customers and damage to our reputation and could have a material adverse effect on our results of operations and financial results. In addition, our liability insurance might not be sufficient in type, the cover provided or amount to adequately cover us against claims related to security breaches, cyber attacks and other related breaches.

Our information systems, and those of third parties which we utilize, may face increased cybersecurity risks due to the COVID-19 pandemic, including from the significant number of employees that are working remotely or otherwise impacted by stay-at-home orders. Additional remote access points provide new potential vulnerabilities to cybercriminals. Employees of ICON and third parties may be more susceptible to social engineering efforts, and to phishing attempts which can disguise malware as a legitimate effort to circulate important information relating to COVID-19.

Additionally, ICON completed the Merger with PRA on July 1, 2021 and, as a result, the IT landscape and physical footprint of the Company has increased significantly. As the organisation invests in the consolidation of offices, data centers, IT systems and business services a significant amount of due diligence has been completed to understand the IT landscape and increased attack surface. While the organisation continues with substantial integration efforts, a failure to effectively manage these activities in a timely and cost-effective manner may result in disruption to our business and negatively affect our operations.

Appendix A: Risk Factors (continued)
Upgrading the information systems that support our operating processes and evolving the technology platform for our services pose risks to our business.

Continued efficient operation of our business requires that we implement standardized global business processes and evolve our information systems to enable this implementation. We have continued to undertake significant programs to optimize business processes with respect to our services. A failure to effectively manage the implementation and adapt to new processes designed into these new or upgraded systems in a timely and cost-effective manner may result in disruption to our business and negatively affect our operations.

We have entered into agreements with certain vendors to provide systems development and integration services that develop or license to us the IT platform for programs to optimize our business processes. If such vendors fail to perform as required or if there are substantial delays in developing, implementing and updating the IT platform, our customer delivery may be impaired and we may have to make substantial further investments, internally or with third parties, to achieve our objectives. Additionally, our progress may be limited by parties with existing or claimed patents who seek to prevent us from using preferred technology or seek license payments from us.

Meeting our objectives is dependent on a number of factors which may not take place as we anticipate, including obtaining adequate technology-enabled services, creating IT-enabled services that our customers will find desirable and implementing our business model with respect to these services. We are continuing to develop opportunities for automation across ICON using state of the art automation tools including Robotic Process Automation (RPA), the development of new applications and capabilities, and enabling deeper integration across our digital ecosystem. To remain competitive within our industry and keep pace with the rapid evolution of the technological landscape, it is critical that we continue to innovate and expand the capabilities of our current technologies. This applies in particular to our ICONIK, Firecrest, ADDPLAN, Integrated Dataverse (IDV®) and One Search services. Also, increased requirements for investment in information technology may negatively impact our financial condition, including profitability.

Failure to meet productivity objectives under our business improvement objectives could adversely impact our competitiveness and therefore our operating results.

We continue to pursue business transformation initiatives to embed technology and innovation and deliver operational efficiencies. As part of these initiatives, we seek to improve our productivity, flexibility, quality, functionality and cost savings by our on-going investment in global technologies, continuous improvement of our business processes and functions to deliver economies of scale. These initiatives may not deliver their intended gains or be completed in a timely manner which may adversely impact our competitiveness and our ability to meet our growth objectives and therefore, could adversely affect our business and operating results, including profitability.

We rely on our interactive response technologies to provide accurate information regarding the randomization of patients and the dosage required for patients enrolled in the trials.

We develop and maintain computer run and web based interactive response technologies to automatically manage the randomization of patients in trials, assign the study drug and adjust the dosage when required for patients enrolled in trials we support. An error in the design, programming or validation of these systems could lead to inappropriate assignment or dosing of patients, which could give rise to patient safety issues and invalidation of the trial and/or liability claims against the Company, amongst other things, any of which could have a material effect on our financial condition and operations.

A failure to identify and successfully close and integrate strategic acquisition targets could adversely impact our ongoing business and financial results.

We have made a number of acquisitions, including the Merger, and continue to review new acquisition opportunities. If we are unable to identify suitable acquisition targets, complete an acquisition or successfully integrate an acquired company or business, our business may be disrupted. The success of an acquisition will depend upon, among other things, our ability to:

•effectively and quickly assimilate the operations and services or products of the acquired company or business;
•integrate acquired personnel;
•retain and motivate key employees;
•retain customers; and
•minimize the diversion of management's attention from other business concerns.

In the event that the operations of an acquired company or business do not meet our performance expectations, we may have to restructure the acquired company or business or write-off the value of some, or all, of the assets of the acquired company or business.

Appendix A: Risk Factors (continued)
We may be unable to realize anticipated cost and tax synergies and expect to incur substantial expenses related to the Merger.

We expect to generate run rate cost synergies of approximately $150 million and tax savings from the combined target effective tax rate; both to be realized within approximately four years after completion of the Merger. Since completion of the Merger, we have progressed many of our key integration plans including rationalization of our office footprint, targeted headcount reductions to improve efficiency and key system integrations. The actions completed to date are ahead of our original plan such that we now anticipate realizing our run rate cost synergies by the end of 2023. Our ability to achieve such cost and tax synergies in the timeframe described, is subject to various assumptions by management, which may or may not prove to be accurate, as well as the incurrence of costs in our operations that offset all or a portion of such cost synergies. As a consequence, we may not be able to realize all of these cost and tax synergies within the timeframe expected. Failure to achieve the expected cost and tax synergies could significantly reduce the expected benefits associated with the Merger.

We expect to continue to incur non-recurring costs associated with the combination of the two companies and achieving the desired cost synergies. These fees and costs have been, and will continue to be, substantial. Such costs, as well as other unanticipated costs and expenses, could have a material adverse effect on our financial condition and operating results.

Improper performance of our services could adversely impact our reputation and our financial results.

The performance of clinical development services is complex and time-consuming. We may make mistakes in conducting a clinical trial that could negatively impact or damage the usefulness of the clinical trial or cause the results to be reported improperly. If the clinical trial results are compromised, we could be subject to significant costs or liability, which could have an adverse impact on our ability to perform our services. Large clinical trials are costly, and while we endeavor to contractually limit our exposure to such risks, improper performance of our services could have an adverse effect on our financial condition, damage our reputation and result in the cancellation of current contracts or failure to obtain new contracts from affected or other clients.

Our relationships with existing or potential customers who are in competition with each other may adversely impact the degree to which other customers or potential customers use our services, which may adversely affect our results of operations.

The biopharmaceutical industry is highly competitive, with biopharmaceutical companies each seeking to persuade payers, providers and patients that their drug therapies are better and more cost-effective than competing therapies marketed or being developed by competing companies. In addition to the adverse competitive interests that biopharmaceutical companies have with each other, biopharmaceutical companies also have adverse interests with respect to drug selection and reimbursement with other participants in the healthcare industry, including payers and providers. Biopharmaceutical companies also compete to be first to market with new drug therapies. We regularly provide services to biopharmaceutical companies who compete with each other and we sometimes provide services to such customers regarding competing drugs in development. Our existing or future relationships with our biopharmaceutical customers may therefore deter other biopharmaceutical customers from using our services or may result in our customers seeking to place limits on our ability to serve other biopharmaceutical industry participants. In addition, our further expansion into the broader healthcare market may adversely impact our relationships with biopharmaceutical customers and such customers may elect not to use our services, reduce the scope of services that we provide to them or seek to place restrictions on our ability to serve customers in the broader healthcare market with interests that are adverse to theirs. Any loss of customers or reductions in the level of revenues from a customer could have a material adverse effect on our results of operations, business and prospects.

Appendix A: Risk Factors (continued)
We have only a limited ability to protect our intellectual property rights and these rights are important to our success.

Our success depends, in part, upon our ability to develop, use and protect our proprietary methodologies, analytics, systems, technologies and other intellectual property. Existing laws of the various countries in which we provide services or solutions offer only limited protection of our intellectual property rights, and the protection in some countries may be very limited. We rely upon a combination of trade secrets, confidentiality policies, non-disclosure, invention assignment and other contractual arrangements and patent, copyright and trademark laws, to protect our intellectual property rights. These laws are subject to change at any time and certain agreements may not be fully enforceable, which could further restrict our ability to protect our innovations. Intellectual property rights may not prevent competitors from independently developing services similar to, or duplicative of, ours. Further, the steps we take in this regard might not be adequate to prevent or deter infringement or other misappropriation of our intellectual property by competitors, former employees or other third parties and we might not be able to detect unauthorized use of, or take appropriate and timely steps to enforce our intellectual property rights. Enforcing our rights might also require considerable time, money and oversight and we may not be successful in enforcing our rights.

The biopharmaceutical industry has a history of patent and other intellectual property litigation and we might be involved in costly intellectual property lawsuits.

The biopharmaceutical industry has a history of intellectual property litigation, and these lawsuits will likely continue in the future. Accordingly, we may face patent infringement legal proceedings by companies that have patents for similar business processes or other legal proceedings alleging infringement of their intellectual property rights. Legal proceedings relating to intellectual property could be expensive, take significant time and divert management’s attention from other business concerns, regardless of the outcome of the litigation. If we do not prevail in an infringement lawsuit brought against us, we might have to pay substantial damages and we could be required to stop the infringing activity or obtain a license to use technology on unfavorable terms. Any infringement or other legal processing related to intellectual property could have a material adverse effect on our operations and financial condition.

We act as authorized representative or legal representative for some clients pursuant to certain jurisdictional requirements for sponsors of clinical trials to appoint an authorized representative or legal representative with a local presence within the relevant jurisdiction.

We act as authorized representative pursuant to Medical Devices Directive 93/42/EEC (“MDD”), Medical Devices Regulation 2017/745 (“MDR”) and Active Implantable Medical Devices Directive 90/385/EEC (“AIMD”) for certain clients who are located outside of the European Union. As authorized representative, we act on behalf of medical device manufacturers in relation to specified tasks with regard to their obligations under MDR.

We also act as legal representative pursuant to European Clinical Trials Directive (2021/20/EC) (“CTD”), EU Clinical Trials Regulation (No.536/2014) (“CTR”), MDD, MDR and AIMD, for certain clients who are located outside of the European Union with respect to clinical trials being carried out by those clients in the European Union. We also perform similar legal representative services for certain clients in other non-EU jurisdictions where client is located outside the relevant local jurisdiction, ICON has an established local legal entity and analogous local regulations have a similar requirement for a local legal representative for clinical trials being carried out in those jurisdictions. As legal representative, we are responsible for ensuring compliance with the client’s obligations pursuant to CTD, CTR and MDR or analogous local legislation and we are the addressee for all communications with the client provided for under CTD, CTR and MDR or analogous local legislation.

We provide these services subject to certain terms and conditions which are contained in our agreements with clients pertaining to these services. We aim to reduce any potential liability associated with these activities by seeking contractual indemnification from our clients and by maintaining an appropriate level of insurance cover. However, there is no guarantee that the specific insurance will be available or that a client will fulfill its obligations in relation to their indemnity.

We rely on third parties to provide certain data and other information to us. Our suppliers or providers might increase our cost to obtain, restrict our use of or refuse to license data, which could lead to our inability to access certain data or provide certain services and, as a result, materially and adversely affect our operating results and financial condition.

Our services are derived from, or include, the use of data we collect from third parties. We have several data suppliers that provide us with a broad and diverse scope of information that we collect, use in our business and sell.

We generally enter into long-term contractual arrangements with many of our data suppliers. At the time we enter into a new data supply contract or renew an existing contract, suppliers may increase our cost to obtain and use the data provided by such supplier, increase restrictions on our ability to use or sell such data, or altogether refuse to license the data

Appendix A: Risk Factors (continued)
to us. Also, our data suppliers may fail to meet or adhere to our quality control standards or fail to deliver the data to us. Although no single supplier is material to our business, if suppliers that collectively provide a significant amount of the data we receive or use were to increase our costs to obtain or use such data, further restrict our access to or use of such data, fail to meet or adhere to our quality control standards, refuse to provide or fail to deliver data to us, our ability to provide data-dependent services to our clients may be adversely impacted, which could have a material adverse effect on our business, results of operations, financial condition or cash flow.

We rely on third parties for important products, services and licenses to certain technology and intellectual property rights. If there was failure in delivery by these parties, we might not be able to continue to obtain such products, services and licenses.
We depend on certain third parties to provide us with products and services critical to our business. Such services include, among others, suppliers of drugs for patients participating in trials, suppliers of kits for use in our laboratories, suppliers of reagents for use in our testing equipment and providers of maintenance services for our equipment. The failure of any of these third parties to adequately provide the required products or services, or to do so in compliance with applicable regulatory requirements, could have a material adverse effect on our business.

Some of our services rely on intellectual property, technology and other similar property owned and/or controlled by third parties. Our licenses to this property and technology could terminate or expire and we might not be able to replace these licenses in a timely manner. Also, we might not be able to renew these licenses on similar terms and conditions. Failure to renew these licenses, or renewals of these licenses on less advantageous terms, could have a material adverse effect on our business, results of operations, financial condition or cash flow.

Risk Related to Our Industry

Outsourcing trends in the pharmaceutical, biotechnology and medical device industries and changes in spending on research and development could adversely affect our operating results and growth rates.

We are dependent upon the ability and willingness of the pharmaceutical, biotechnology and medical device companies to continue to spend on research and development and to outsource the services that we provide. We are therefore subject to risks, uncertainties and trends that affect companies in these industries that we do not control. We have benefited to date from the tendency of pharmaceutical, biotechnology and medical device companies to outsource clinical research projects. Any downturn in these industries or reduction in spending or outsourcing could materially adversely affect our business. The following could each result in such a downturn:

•if pharmaceutical, biotechnology or medical device companies expanded upon their in-house clinical or development capabilities, they would be less likely to utilize our services;
•if governmental regulations were changed, it could affect the ability of our clients to operate profitably, which may lead to a decrease in research spending and therefore this could have a material adverse effect on our business; and
•if unfavorable economic conditions or disruptions in the credit and capital markets negatively impacted our clients.

Large pharmaceutical companies are increasingly consolidating their vendor base and entering strategic partnership arrangements with a limited number of outsource providers.

Large pharmaceutical companies are continually seeking to drive efficiencies in their development processes to both reduce costs associated with the development of new drug candidates and accelerate time to market. As a result, large pharmaceutical companies, in particular, are increasingly looking to consolidate the number of outsource providers with which they engage, with many entering strategic partnership arrangements with a limited number of outsource providers. The failure to enter strategic partnership arrangements with customers or the loss of existing customers as a result of them entering strategic partnership arrangements with our competitors could have a material adverse impact on our results of operations.

Increased collaboration amongst pharmaceutical companies in research and development activities may lead to fewer research opportunities.

Certain pharmaceutical companies have begun to collaborate in seeking to develop new drug candidates. Increased collaboration amongst pharmaceutical companies may lead to fewer research opportunities, which in turn may lead to fewer outsource opportunities for companies within the CRO industry. A reduction in outsource opportunities as a result of this increased collaboration could have a material adverse impact on our results of operations.

We operate in a highly competitive and dynamic market.

Appendix A: Risk Factors (continued)
The CRO industry is highly competitive. In particular, we compete with other large global CROs for strategic relationships with large pharmaceutical companies. If we are unable to retain and renew existing strategic relationships and win new strategic relationships, there could be a material adverse impact on our results. Similarly, we compete with other CROs for work which comes outside of these strategic relationships and being unable to win work outside of these strategic relationships would have a material adverse impact on our results.

The type and depth of services provided by CROs has changed in recent years. Failure to develop and market new services or expand existing service offerings could adversely affect our business and operations.

New entrants may also enter the market which would further increase competition and could adversely affect our business and operations.

We may be adversely affected by industry, customer or therapeutic concentration.
We provide services to biopharmaceutical, biotechnology, medical device and government organisations and our revenue is dependent on expenditures by these customers. Our business could therefore be adversely impacted by mergers, consolidation, business failures, distress in financial markets or other factors resulting in a decrease in the number of potential customers or therapeutic products being developed through the drug development progress. There has been consolidation in the biopharmaceutical market in recent years. If the number of our potential customers were to decline in the future, they may be able to negotiate price discounts or other terms for services that are less favorable to us than they have been historically.

Risk Related to Our Financial Results and Financial Position

Our quarterly results are dependent upon a number of factors and can fluctuate from quarter to quarter. They may fall short of prior periods, our projections or the expectations of securities analysts or investors, which may adversely affect the market price of our stock.
Our results of operations in any quarter can fluctuate or differ from expected or forecast results depending upon or due to, among other things, the number and scope of ongoing client projects, the commencement, postponement, variation, cancellation or termination of projects in a quarter, the mix of activity, cost overruns, employee hiring, employee attrition and other factors. Our revenue in any period is directly related to the number of employees who were working on billable projects together with investigator activity during that period. We may be unable to compensate for periods of under-utilization during one part of a fiscal period by earning revenue during another part of that period. We believe that operating results for any particular quarter are not necessarily a meaningful indicator of future results.

Also, if in future quarters, we are unable to continue to deliver operational efficiencies and our expenses grow faster than our revenues, our operating margins, profitability and overall financial condition may be materially adversely impacted.

Our exposure to exchange rate fluctuations could adversely affect our future results of operations.

Our contracts with clients are sometimes denominated in currencies other than the currency in which we incur expenses related to such contracts. Where expenses are incurred in currencies other than those in which contracts are priced, fluctuations in the relative value of those currencies could have a material adverse effect on our results of operations.

In addition, we are also subject to translation exposures as our consolidated financial results are presented in U.S. dollars, while the local results of a certain number of our subsidiaries are prepared in currencies other than U.S. dollars, including, amongst others, the pound sterling and the euro. Accordingly, changes in exchange rates between the U.S. dollar and those other currencies will affect the translation of subsidiary companies' financial results into U.S. dollars in reporting our consolidated financial results.

Appendix A: Risk Factors (continued)
Inflation and rising labor costs could adversely affect our future results of operations.

Inflation and rising labor costs may result in significant increases to the cost of our services, which we may not be able to recover from our customers. Our contracts with clients are often fixed price or fixed price-per-unit contracts. If macroeconomic forces, such as inflation, cause the cost of inputs required to deliver these contracts to increase significantly, we may be unable to pass along these cost to our customers. A sustained increase in these costs may require us to increase the price of future service offerings. These actions could adversely affect our future revenue, gross margin, or both.

Our effective tax rate may fluctuate from quarter-to-quarter, which may adversely affect our results of operations.

Our quarterly effective tax rate has depended and will continue to depend on the geographic distribution of our taxable earnings amongst the multiple tax jurisdictions (such as Ireland, United States and United Kingdom) in which we operate and the tax law in those jurisdictions. Changes in the geographic mix of our results of operations amongst these jurisdictions may have a significant impact on our effective tax rate from quarter-to-quarter. Changes in tax law in one or more jurisdictions could also have a significant impact on our tax rate and results. In addition, as we operate in multiple tax jurisdictions, we may be subject to audits in certain jurisdictions. These audits may involve complex issues which could require an extended time period before being resolved. The resolution of audit issues may lead to additional taxes, interest as well as fines and/or penalties being imposed which could have a material adverse impact on our effective tax rate and our consolidated financial results.

Our unsatisfied performance obligation may not convert to revenue and the rate of conversion may slow.

Our unsatisfied performance obligation is the amount of awards that has not yet converted to revenue. This value is not necessarily a meaningful predictor of future results due to the potential for the cancellation or delay of projects included in the unsatisfied performance obligation. No assurances can be given that we will be able to realize this unsatisfied performance obligation in full as revenue. A failure to realize these awards could have a material adverse impact on our results of operations. In addition, as the length and complexity of projects increases, the rate at which awards convert to revenue may be slower than in the past. A significant reduction in the rate of conversion could have a material impact on our results of operations.

The Company is exposed to various risks in relation to our cash and cash equivalents and short term investments.

The Company’s treasury function manages our available cash resources and invests significant cash balances in various financial institutions to try to ensure optimum returns for our surplus cash balances. These balances are classified as cash and cash equivalents or short term investments depending on the maturity of the related investment. Cash and cash equivalents comprise cash and highly liquid investments with maturities of three months or less. Short term investments comprise highly liquid investments with maturities of greater than three months and minimum “A-” rated fixed and floating rate securities.

     Given the global nature of our business, we are exposed to various risks in relation to these balances including liquidity risk, credit risk associated with the counterparties with whom we invest, interest rate risk on floating rate securities, sovereign risk (our principle sovereign risk relates to investments in U.S. Treasury funds) and other factors.

Although we have not recognized any significant losses to date on our cash and cash equivalents or short term investments, any significant declines in their market values could have a material adverse effect on our financial position and operating results.

Changes in accounting standards may adversely affect our financial statements.

We prepare our financial statements in accordance with generally accepted accounting principles in the United States of America ("US GAAP") which are revised on an on-going basis by the authoritative bodies. It is possible that future accounting standard updates may require changes to the accounting treatment that we apply in preparation of our financial statements. These changes may also require significant changes to our reporting systems. These updates may result in unexpected variability in the timing of recognition of revenue or expenses and therefore in our operating results.

Risk Related to Our Indebtedness

We have incurred substantial additional indebtedness in connection with the Merger, which could impair our flexibility and access to capital and could adversely affect the combined Company’s business, financial condition or results of operations.

Appendix A: Risk Factors (continued)
Following completion of the Merger and the other transactions contemplated by the Merger Agreement, the Company has a substantial amount of debt. ICON borrowed approximately $6,015 million in order to pay PRA stockholders the cash consideration due to them as merger consideration under the Merger Agreement, pay related fees and transaction costs in connection with the transactions, and refinance existing indebtedness. The total remaining transaction related debt balance at 31 December 2022 was $4,701 million. This level of borrowings could adversely affect the Company in a number of ways, including, but not limited to, by placing us at a competitive disadvantage compared to our competitors that have less debt, causing us to incur substantial fees from time to time in connection with debt amendments or refinancing, making it more difficult for the Company to satisfy its obligations with respect to its debt or to its trade or other creditors, requiring a substantial portion of the Company’s cash flows from operations for the payment of interest on the Company’s debt, reducing the Company’s flexibility to respond to changing business and economic conditions, and reducing funds available for the Company’s investments in research and development, capital expenditures and other activities. If ICON cannot service its debt, it may have to take actions such as selling assets, seeking additional debt or equity, or reducing or delaying capital expenditures, strategic acquisitions, investments and alliances.

In addition, ICON’s increased level of indebtedness could adversely affect ICON’s credit rating, which could result in increased borrowing costs for the Company in the future. No assurances can be made that ICON will be able to refinance any indebtedness incurred in connection with the Merger on terms acceptable to it or at all.

Covenants in our credit agreement and the indenture governing the Senior Secured Notes may restrict our business and operations. Our financial condition and results of operations could be adversely affected if we do not comply with those covenants.

The Senior Secured Credit Facilities and the indenture include certain customary covenants that limit our ability to, amongst other things, subject to certain exceptions:
•make dividends, investments and other restricted payments;
•enter into sale and leaseback transactions;
•engage in share buybacks;
•incur or assume liens or additional debt;
•engage in mergers or reorganisations; or
•enter into certain types of transactions with affiliates.

The revolving credit facility also includes a financial covenant that requires us to comply with a maximum consolidated leverage ratio. Our ability to comply with this financial covenant may be affected by events beyond our control.

Interest rate fluctuations may materially adversely affect our results of operations and financial conditions due to the variable interest rate on our senior secured term loan facility, our revolving credit facility or in respect of any future issuances of debt.

Borrowings under the senior secured term loan facility amortise in equal quarterly installments in an amount equal to 1.00% per annum of the original principal amount, with the remaining balance due at final maturity. The interest rate margin applicable to borrowings under the senior secured term loan facility is USD Term SOFR and a Term SOFR Adjustment depending on the interest period chosen plus an applicable margin of 2.25%. The senior secured term loan facility is subject to a floor of 0.50%.

The interest rate margin applicable to borrowings under the revolving loan facility will be, at the option of the borrower, either (i) the applicable base rate plus an applicable margin of 1.00%, 0.60% or 0.25% based on ICON’s current corporate family rating assigned by S&P of BB- (or lower), BB or BB+ (or higher), respectively, or (ii) Term SOFR plus a Term SOFR Adjustment on the interest period chosen plus an applicable margin of 2.00%, 1.60% or 1.25% based on ICON’s current corporate family rating assigned by S&P of BB- (or lower), BB or BB+ (or higher), respectively. In addition, lenders under the revolving loan facility are entitled to commitment fees as a percentage of the applicable margin at the time of drawing and utilization fees dependent on the proportion of the facility drawn. At 31 December 2022, no amounts were outstanding under the revolving loan facility with the exception of $4.5 million letters of credit given to landlords to guarantee lease arrangements.

Appendix A: Risk Factors (continued)

Because the Company has variable rate debt, fluctuations in interest rates affect our business. We attempt to minimize interest rate risk and lower our overall borrowing costs through the utilization of interest rate cap and interest rate swap derivative financial instruments. We have entered into certain interest rate cap and interest rate swap agreements with three financial institutions with respect to a portion of our outstanding debt. Accordingly, any change in market value associated with these agreements is offset by the opposite market impact on the portion of the debt covered by such agreements. See Note 14 - Derivatives.

Borrowings under our Senior Secured Credit Facilities bear interest at a variable rate that is based on the Secured Overnight Financing Rate (“SOFR”), which may have consequences for us that cannot be reasonably predicted and may adversely affect our liquidity, financial condition, and results of operations.

On July 27, 2017, the U.K. Financial Conduct Authority (the “FCA”) announced that it intended to end the use of LIBOR effective after December 31, 2021 as the benchmark rate that many banks and issuers use to set interest rates for loans, securities, derivative contracts and other financial instruments. Recognizing the need to replace LIBOR, authorities in the United States convened the Alternative Reference Rates Committee (“ARRC”) in 2014 to identify a replacement for LIBOR with respect to indebtedness denominated in U.S. Dollars. In 2017, the ARRC identified SOFR, and in April 2018, the Federal Reserve Bank of New York began publishing SOFR.

SOFR is a measure of the cost of borrowing cash overnight, collateralized by U.S. Treasury securities, and is based on directly observable U.S. Treasury-backed repurchase transactions. Although the U.S. Treasury-backed overnight repo market is highly liquid, there is currently no robust market for determining forward-looking SOFR term rates. Because SOFR is an overnight risk-free rate, whereas LIBOR has various terms and an embedded credit charge, the transition from LIBOR to SOFR will require adjustments, which may continue to vary for certain forms of indebtedness and financial instruments as the relevant markets adapt to SOFR’s implementation. Similar alternative benchmark replacements will be required to be implemented in respect of indebtedness and other financial instruments that are currently based on LIBOR quotes for currencies other than the U.S. Dollar.

The credit agreement governing the Senior Secured Credit Facilities provides that borrowings denominated in U.S. Dollars will bear interest based on LIBOR or other base rate (as elected by the borrower), plus an applicable margin. The credit agreement also provides that LIBOR may be replaced by a SOFR-based rate for borrowings in U.S. Dollars upon (i) the FCA ceasing to provide LIBOR for U.S. Dollars or announcing that LIBOR is no longer representative or (ii) an early election by the Company and the administrative agent under our credit agreement to transition from LIBOR. On November 29, 2022, the Company agreed with its lenders to the adoption of SOFR as the benchmark rate within the Credit Agreement. The possible volatility of and uncertainty around SOFR as a LIBOR replacement rate and the applicable credit adjustment could result in higher borrowing costs for us, which would adversely affect our liquidity, financial condition, and results of operations.

Risk Related to Political, Legal or Regulatory Environment

We may lose business opportunities as a result of healthcare reform and the expansion of managed care organisations.

Numerous governments, including the U.S. government, have undertaken efforts to control growing healthcare costs through legislation, regulation and voluntary agreements with medical care providers and drug companies. If these efforts are successful, pharmaceutical, biotechnology and medical device companies may react by spending less on research and development and therefore this could have a material adverse effect on our business.

In addition to healthcare reform proposals, the expansion of managed care organisations in the health care market may result in reduced spending on research and development. Managed care organisations' efforts to cut costs by limiting expenditures on pharmaceuticals and medical devices could result in pharmaceutical, biotechnology and medical device companies spending less on research and development. If this were to occur, we would have fewer business opportunities and our revenues could decrease, possibly materially.

Appendix A: Risk Factors (continued)
Healthcare reform legislation, other changes in the healthcare industry and in healthcare spending could adversely affect our business model, financial condition or results of operations.

Our results of operations and financial conditions could be affected by changes in healthcare spending and policy.  The healthcare industry is subject to changing political, regulatory and other influences. It is possible that legislation will be introduced and passed in the United States repealing, modifying or invalidating the current healthcare reform legislation, in whole or in part, and signed into law. Because of the continued uncertainty about the implementation of the current healthcare reform legislation, including the potential for further legal challenges or repeal of that legislation, we cannot quantify or predict with any certainty the likely impact of the current healthcare reform legislation or its repeal on the healthcare sector, on our customers and ultimately on our financial condition or results of operations.

On August 16, 2022, the U.S. government enacted the Inflation Reduction Act of 2022, which, among other things, implements a 15% minimum tax on book income of certain large corporations, a 1% excise tax on net stock repurchases and several tax incentives to promote clean energy, which will go into effect in 2023. The Company is continuing to assess the potential impact of these changes.

The conflict in Ukraine could adversely affect our future results of operations.

The current conflict in Ukraine has led to, among other things, hardship and the imposition of international economic sanctions aimed at the region. While the situation is subject to change, there remains the possibility of additional and harsher sanctions if the conflict intensifies. If that were to happen, our operations in the region may be severely curtailed or eliminated, which could adversely affect our results of operations. In addition, if the current unrest broadens or further escalates, our operations may be severely curtailed, which could adversely affect our results of operations.

We may lose business as a result of changes in the regulatory environment.

Various regulatory bodies throughout the world may enact legislation, rules and guidance which could introduce changes to the regulatory environment for drug development and research. The adoption and implementation of such legislation, rules and guidance is difficult to predict and therefore could have a material adverse effect on our business.

Failure to comply with the regulations and requirements of the U.S. Food and Drug Administration and other regulatory authorities could result in substantial penalties and/or loss of business.
The U.S. Food and Drug Administration, ("FDA"), and other regulatory and government authorities and agencies inspect and audit us from time to time to ensure that we comply with their regulations and guidelines, including environmental, health and safety matters, and other requirements imposed in connection with the performance of government contracts.  We must comply with the applicable regulatory requirements governing the conduct of clinical trials and contracting with the government in all countries in which we operate.
If we fail to comply with any of these requirements we could suffer some or all of:
•termination of or delay in any research;
•disqualification of data;
•denial of the right to conduct business;
•criminal penalties;
•financial penalties;
•other enforcement actions including debarment from government contracts;
•loss of clients and/or business; and
•litigation from clients and/or patients and/or regulatory authorities and/or other affected third parties, and resulting material penalties, damages and costs.

We are subject to political, regulatory, operational and legal risks associated with our international operations.

We are one of a small group of organisations with the capability and expertise to conduct clinical trials on a global basis. We believe that this capability to provide our services globally in most major and developing pharmaceutical markets enhances our ability to compete for new business from large multinational pharmaceutical, biotechnology and medical device companies. We have expanded geographically in the past and intend to continue expanding in regions that have the potential to increase our client base or increase our investigator and patient populations. We expect that revenues earned in emerging markets will continue to account for an increasing portion of our total revenues. However, emerging market operations may present several risks, including civil disturbances, health concerns, cultural differences such as employment, regulatory and business practices, compliance with economic sanctions, laws and regulations, volatility in gross domestic product, economic and governmental instability, the potential for nationalization of private assets and the imposition of exchange controls. In addition, operating globally means the Company faces the challenges associated with coordinating its services across different countries, time zones and cultures.

Appendix A: Risk Factors (continued)
Changes in the political and regulatory environment in the international markets in which we operate such as price or exchange controls could impact our revenue and profitability and could lead to penalties, sanctions and reputational damages if we are not compliant with those regulations. Political uncertainty and a lack of institutional continuity in some of the emerging, developing or other countries in which we operate could affect the orderly operation of markets in these economies. In addition, in countries with a large and complicated structure of government and administration, national, regional, local and other governmental bodies may issue inconsistent decisions and opinions that could increase our cost of regulatory compliance and/or have a material adverse effect on our business. The ongoing conflict in Ukraine has resulted in an increasingly complex economic sanctions and export controls environment applicable to our business operations in the region (including Russia and Belarus) as a result of additional trade compliance measures enacted by the United States, United Kingdom and European Union member states. These economic sanctions and export controls restrict our ability to do business with sanctioned entities, require additional compliance resources, and could have a material adverse effect on the results of our operations.

Uncertainty of the legal environment in some emerging countries could also limit our ability to enforce our rights. In certain emerging and developing countries we enjoy less comprehensive protection for some of our rights, including intellectual property rights, which could undermine our competitive position. Proceedings to enforce our future patent rights, if any, in foreign jurisdictions could result in substantial cost and divert our efforts and attention from other aspects of our business.

If any of the above risks or similar risks associated with our international operations were to materialize, our results of operations and financial condition could be materially adversely affected.

We operate in many different jurisdictions and we could be adversely affected by violations of anti-corruption laws, including the United States Foreign Corrupt Practices Act of 1977 ("FCPA"), UK Bribery Act of 2010 ("Bribery Act") and similar anti-corruption laws in other jurisdictions as well as laws and regulations relating to trade compliance and economic sanctions.

The FCPA, UK Bribery Act of 2010 and similar anti-corruption laws in other jurisdictions prohibit us and our officers, directors, employees and third parties acting on our behalf, including agents, from corruptly offering, promising, authorizing, or providing anything of value to a "foreign official" for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. In addition, the FCPA imposes certain books, records and accounting control obligations on public companies and other issuers. The UK Bribery Act also prohibits "commercial" bribery and accepting bribes.

Our global business operations also must be conducted in compliance with applicable export controls and economic sanctions laws and regulations, including those administered by the U.S. Department of the Treasury’s (the “U.S. Treasury”) Office of Foreign Assets Control, the U.S. Department of State, the U.S. Department of Commerce, the United Nations Security Council, the European Union, His Majesty’s Treasury and other relevant trade compliance authorities.

Our internal policies mandate compliance with these anti-corruption and trade compliance laws and regulations. We also operate in many jurisdictions in which bribery or corruption can be common and compliance with anti-bribery laws may conflict with local customs and practices. Despite our training and compliance program safeguards, we cannot assure that our internal control policies, procedures and safeguards will protect us from acts in violation of anti-corruption and trade compliance laws and regulations committed by employees or other third parties associated with us and our continued expansion, including in developing countries, could increase such risk in the future. Violations of anti-corruption, economic sanctions and trade control laws and regulations, or even allegations of such violations, could disrupt our business and result in a material adverse effect on our financial condition, results of operations, cash flows and reputation. For example, violations of anti-corruption and trade compliance laws can result in restatements of, or irregularities in, our financial statements, disgorgement of profits, related stockholder lawsuits as well as severe criminal or civil sanctions. In some cases, companies that violate anti-corruption and trade compliance laws might be debarred by the U.S. government and/or lose their U.S. export privileges. In addition, the U.S. government or other governments may seek to hold us liable based on successor liability for violations of anti-corruption and trade compliance laws committed by companies that we acquire or in which we invest. Changes in anti-corruption and trade compliance laws or enforcement priorities could also result in increased compliance requirements and related costs which could materially adversely affect our business, financial condition, results of operations and cash flows. The recent increase in economic sanctions and trade controls, particularly relating to our ongoing operations in Russia, Ukraine and Belarus, has increased the amount of resources necessary to ensure compliance in this area.

Appendix A: Risk Factors (continued)
Current and proposed laws and regulations regarding the protection of personal data could result in increased risks of liability or increased costs to us or could limit our service offerings.

ICON has a strong privacy posture, driven by the implementation of a core privacy governance strategy and the adoption of policies and procedures designed to help ensure that ICON, including our employees and contractors, can comply with applicable data protection laws (including, but not limited to, the General Data Protection Regulation (“GDPR”) (EU) 2016/679). Notwithstanding these measures, failure to comply with applicable data protection laws may occur and could result in increased risk of liability or increased costs to us or could limit our service offerings.

Administrative fines. The GDPR introduced a new regime of administrative fines for data protection infringements and provided for a tiered penalty structure based on the nature of the infringement. The EU supervisory authorities for the GDPR can directly impose fines on organisations found to be in breach of the GDPR. Lower tier administrative fines allow for fines of up to 2% of worldwide turnover of the group in the preceding financial year. Higher tier administrative fines allow for fines of up to 4% of worldwide turnover of the group in the preceding financial year. Higher tier administrative fines are more likely to be levied for major infringements of the GDPR and core data protection principles (e.g. transparency, data retention, accountability).

Penalties. The GDPR also permits Member States to implement rules on other penalties applicable to infringements of the GDPR, in particular, for infringements which are not subject to administrative fines under the GDPR itself. Therefore, Member States may legislate for further fines or penalties that may be criminal in nature.

Any fines levied under the GDPR must be effective, proportionate, and dissuasive. Supervisory authorities have been strengthening enforcement activities across the EU in recent years in respect of breaches of GDPR. The risk of fines and penalties under the GDPR carries increased risk of liability to ICON and can result in increased costs and disruption to the delivery of our services.

Right to compensation of data subjects. In addition to the risk of administrative and criminal penalties, the GDPR also provides that any person who has suffered material or non-material damage as a result of an infringement of the GDPR shall have the right to receive compensation for the damage suffered, from the controller or processor responsible for the infringement. The level of award of damages is set by the competent court in the applicable EU Member State. This carries increased risk of liability for ICON.

Corrective Powers of the supervisory authorities. Each supervisory authority across the Member States of the EU also has corrective powers. Supervisory authorities have the power to order ICON to bring processing operations into compliance with the provisions of the GDPR in a specified manner within a specified time period, or to impose a temporary or definitive limitation including a ban on processing, and to order the suspension of data flows to a recipient in a third country or to an international organisation. Supervisory authorities also have powers to conduct audits and investigations of ICON and instruct ICON to take certain actions. The exercise of these powers by supervisory authorities has the potential to increase costs for ICON and cause disruption to the business and delivery of our services.

From a US perspective, the confidentiality, collection, use and disclosure of personal data, including clinical trial patient-specific information, is subject to governmental regulation generally in the country that the personal data was collected or used. For example, United States federal regulations under the Health Insurance Portability and Accountability Act of 1996, or ("HIPAA"), and as amended in 2014 by the Health Information Technology for Economic and Clinical Health (“HITECH”) Act, require individuals’ written authorization, in addition to any required informed consent, before Protected Health Information may be used for research. HIPAA specifies standards for de-identifications and for limited data sets. We are both directly and indirectly affected by the privacy provisions surrounding individual authorizations because many investigators and organisations with whom we are involved in clinical trials and in our services are directly subject to them as a HIPAA “covered entity” and because we obtain identifiable health information from third parties that are subject to such regulations. As there are some instances where we are a HIPAA “business associate” of a “covered entity”, we can also be directly liable to the covered entity contractually for mishandling protected health information and, under HIPAA’s enforcement scheme, we can be subject to up to $1.9 million per year in civil money penalties for identical HIPAA violations. The per violation penalties and calendar year cap on penalties are adjusted annually for inflation under the Federal Civil Penalties Inflation Adjustment Act.

The foundational principles of the GDPR have helped shape the development of many other privacy laws globally. Internationally, data protection laws continue to be introduced at a rapid rate, with greater protections afforded to personal data than ever before, and greater risk of liability to organisations processing that personal data. As a global organisation, ICON must ensure that our privacy posture continues to adapt to these new laws and regulations.

Appendix A: Risk Factors (continued)
Additional legislation or regulation of this type might, among other things, require us to implement new security measures and processes which may require substantial expenditures or limit our ability to offer some of our services. Additionally, if we violate applicable laws, regulations or duties relating to the use, processing or security of personal data, we could be subject to civil liability or criminal prosecution, be forced to alter our business practices or suffer reputational harm.

Our employees may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could have a material adverse effect on our business.

We are exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with governmental regulations, comply with federal and state healthcare fraud and abuse laws and regulations, report financial information or data accurately or disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve the improper use of information obtained in the course of clinical studies or data or documentation fraud or manipulation, which could result in regulatory sanctions and serious harm to our reputation. It is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent misconduct may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business and results of operations, including the imposition of significant fines or other sanctions.

The failure to comply with our government contracts or applicable laws and regulations could result in, among other things, fines or other liabilities, and changes in procurement regulations could adversely impact our business, results of operations or cash flows.

Revenues from our government customers are derived from sales to federal, state and local governmental departments and agencies through various contracts. Sales to public segment customers are highly regulated. Noncompliance with contract provisions, government procurement regulations or other applicable laws or regulations (including but not limited to the False Claims Act) could result in civil, criminal and administrative liability, including substantial monetary fines or damages, termination of government contracts or other public segment customer contracts, and suspension, debarment or ineligibility from doing business with the government and other customers in the public segment. In addition, generally contracts in the public segment are terminable at any time for convenience of the contracting agency or upon default. The effect of any of these possible actions by any governmental department or agency could adversely affect our business, results of operations or cash flows. In addition, the adoption of new or modified procurement regulations and other requirements may increase our compliance costs and reduce our gross margins, which could have a negative effect on our business, results of operations or cash flows.

Liability claims brought against us could result in payment of substantial damages, costs and liabilities and decrease our profitability.

We may face legal claims involving stockholders, consumers, clinical trial subjects, competitors, regulators and other parties. See 'Legal Proceedings' in Part A, Item 8 of this Form 20-F. Litigation and other legal proceedings are inherently uncertain, and adverse rulings could occur, including monetary damages, or an injunction stopping us from engaging in business practices, or requiring other remedies, including, but not limited to, compulsory licensing of patents. In addition, the combined Company may be exposed to increased litigation from stockholders, customers, suppliers, consumers and other third parties due to the combination of ICON’s business and PRA’s business following the Merger.

    Customer Claims

If we breach the terms of an agreement with a customer (for example if we fail to comply with the agreement, all applicable regulations or Good Clinical Practice) this could result in claims against us for substantial damages which could have a material adverse effect on our business. As we provide staff to deliver our services, there is a risk that our management, quality and control structures fail to quickly detect a failure by one or more employees or contractors to comply with all applicable regulations and Good Clinical Practice and our internal requirements and standard operating procedures thereby exposing us to the risk of claims by customers.

    Claims relating to Investigators

We contract with physicians who serve as investigators in conducting clinical trials to test new drugs on their patients. These patients will generally have underlying health conditions and this testing creates the risk of liability for

Appendix A: Risk Factors (continued)
personal injury to the patient or the risk of a serious adverse event occurring. Although investigators are generally required by law to maintain their own liability insurance, we could be named in lawsuits and incur expenses arising from any professional malpractice or other actions brought against the investigators with whom we contract.

    Indemnification from Customers

Indemnifications provided by our customers against the risk of liability for personal injury to or death of the patients arising from a study drug vary from customer to customer and from trial to trial and may not be sufficient in scope or amount, or our customer may not have the financial ability to fulfill their indemnification obligations. Furthermore, we would be liable for our own negligence and negligence of our employees which could lead to litigation from customers or action or enforcement by regulatory authorities.

    Insurance

We maintain what we believe is an appropriate level of worldwide Professional Liability/Error and Omissions Insurance. In the future we may be unable to maintain or continue our current insurance coverage on the same or similar terms. If we are liable for a claim or settlement that is beyond the level of insurance coverage, we may be responsible for paying all or part of any award or settlement amount. Also, the insurance policies contain exclusions which mean that the policy will not respond or provide cover in certain circumstances.

    Claims to Date

To date, we have not been subject to any liability claims that are expected to have a material effect on our business; however, there can be no assurance that we will not become subject to such claims in the future or that such claims will not have a material effect on our business.

Environmental, social and governance matters may impact our business and reputation.

Increasingly, in addition to the importance of their financial performance, companies are being judged by their performance on a variety of environmental, social and governance ('ESG') matters, which are considered to contribute to the long-term sustainability of companies’ performance. A variety of organisations measure the performance of companies on such ESG topics, and the results of these assessments are widely publicized. Customers may have specific ESG related requirements or targets and if we fail to meet these targets we may lose business. In addition, investment in funds that specialize in companies that perform well in such assessments are increasingly popular, and major institutional investors have publicly emphasized the importance of such ESG measures to their investment decisions. Topics taken into account in such assessments include, among others, the Company’s efforts and impacts on climate change and human rights, ethics and compliance with law, and the role of the Company’s board of directors in supervising various sustainability issues. We actively manage a broad range of such ESG matters, taking into consideration their expected impact on the sustainability of our business over time, and the potential impact of our business on society and the environment. However, in light of investors’ increased focus on ESG matters, there can be no certainty that we will manage such issues successfully, or that we will successfully meet society’s perceived expectations as to our proper role. Any failure or perceived failure by us in this regard could have a material adverse effect on our reputation and on our business, share price, financial condition, or results of operations, including the sustainability of our business over time.

Risk Related to Our Common Stock

Volatility in the market price of our common stock could lead to losses by investors.

The market price of our common stock has experienced volatility in the past and may experience volatility in the future which could lead to losses for investors. Factors impacting volatility in the market price of our common stock include, amongst others:

•general market and economic conditions;
•our results of operations;
•issuance of new or changed securities analysts’ reports or recommendations;
•developments impacting the industry or our competitors;
•declines in the market prices of stocks generally;
•strategic actions by us or our competitors;
▪announcements by us or our competitors of significant contracts, new products, acquisitions, joint marketing relationships, joint ventures, other strategic relationships or capital commitments;
•the public's reaction to press releases, other public announcements by us or third parties, including our filings with the SEC;
•guidance, if any, that we provide to the public, any changes in this guidance or failure to meet this guidance;

Appendix A: Risk Factors (continued)
•changes in the credit rating of our debt;
•sale, or anticipated sale, of large blocks of our stock;
•additions or departures of key personnel;
•regulatory or political developments;
•our performance on ESG matters
•litigation and governmental investigations;
•changing economic conditions;
•exchange rate fluctuations;
•changes in accounting principles; and
•other events or factors, including those resulting from natural disasters, war, acts of terrorism or responses to those events.

In addition, stock markets have from time to time experienced significant price and volume fluctuations unrelated to the operating performance of particular companies. Future fluctuations in stock markets may lead to volatility in the market price of our common stock which could lead to losses by investors.

Investment returns may be reduced if we lose our foreign private issuer status.

We are a “foreign private issuer,” as such term is defined in Rule 405 under the U.S. Securities Act 1933, and, therefore, we are not required to file quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC. In addition, the proxy rules and Section 16 reporting and short-swing profit recapture rules are not applicable to us. If we lose our status as a foreign private issuer by our election or otherwise and we become subject to the full reporting regime of the United States securities laws, we will be subject to additional reporting obligations and proxy solicitation obligations under the Exchange Act and our officers, directors and 10% shareholders would become subject to the short-swing profit rules. The imposition of these reporting rules would increase our costs and the obligations of those affected by the short-swing rules.

We do not expect to pay any cash dividends for the foreseeable future.

We currently do not expect to declare dividends on our common stock and have not done so in the past. We continue to anticipate that our earnings will be used to provide working capital, to support operations, to make debt repayments and to finance the growth and development of our business. They may also be used to continue our share repurchase program. Any determination to declare or pay dividends in the future will be at the discretion of our board of directors, subject to relevant laws and dependent on a number of factors, including our earnings, capital requirements and overall financial condition. Therefore, the only opportunity for stockholders to achieve a return on their investment may be if the market price of our common stock appreciates and shares are sold at a profit. The market price for our common stock may not appreciate and may fall below the price stockholders paid for such common stock.

A future transfer of ICON ordinary shares, other than one effected by means of the transfer of book entry interests in the Depositary Trust Company ("DTC"), may be subject to Irish stamp duty.

Transfers of ICON ordinary shares effected by means of the transfer of book entry interests in the Depositary Trust Company ("DTC") should not be subject to Irish stamp duty where ICON ordinary shares are traded through DTC, either directly or through brokers that hold such shares on behalf of customers through DTC. However, if ICON ordinary shares are held as of record rather than beneficially through DTC, any transfer of ICON ordinary shares could be subject to Irish stamp duty (currently at the rate of 1% of the higher of the price paid or the market value of the shares acquired). Payment of Irish stamp duty is generally a legal obligation of the transferee. The potential for Irish stamp duty to arise could adversely affect the price of ICON ordinary shares.

Forward-looking statements

To the extent any statements made in this annual report deal with information that is not historical, these statements are necessarily forward-looking. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Group’s control. Any forward-looking statement made by the Group is based only on information currently available as at the time of publication of this report. Forward-looking statements are subject to the occurrence of many events outside of the Group’s control and are subject to various risk factors that would cause our results to differ materially from those expressed in any forward-looking statement. These risk factors described in Appendix A include, without limitation, the inherent risk of dependence on pharmaceutical and biotechnology industries and certain clients, termination or delay of large contracts, risk of cost overruns, the risk of clinical outcomes, regulatory risks and market competition.